Form 20-F/A
period 2001-12-31
TECNOMATIX TECHNOLOGIES LTD
filed 2002-07-23
CIK 895457

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 20-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]

For the transition period from .... to....

                         Commission File Number 0-21222

                          Tecnomatix Technologies Ltd.
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzliya 46733, Israel
                    (Address of Principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class                         Name of Each Exchange on which Registered
-------------------                         -----------------------------------------
         None                                                 None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                  Ordinary Shares, par value NIS 0.01 per share
                  ---------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None
                                      ----
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 10,506,258

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes     X      No

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 __ Item 18 X

                                EXPLANATORY NOTE

Tecnomatix Technologies Ltd. filed its annual report on Form 20-F for the year ended December 31, 2001 (the "2001 20-F") with the SEC in paper format on June 10, 2002. However, in order to make the 2001 20-F available to investors accessing the SEC's EDGAR database, Tecnomatix is voluntarily filing this Amendment No. 1 to Form 20-F, which is identical to the 2001 20-F except for this Explanatory Note, changes on the cover and signature pages and in that it is being filed in electronic format.




                                PRELIMINARY NOTE

This annual report contains historical information and forward-looking statements. Statements looking forward in time are included in this annual report pursuant to the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein. Furthermore, we operate in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the company's control. In the context of the forward-looking information provided in this annual report and in other reports, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this annual report and our other filings with the Securities and Exchange Commission.

                                      INDEX

                                    PART ONE

Item 1.  Identity of Directors, Senior Management and Advisors - Not applicable
Item 2.  Offer Statistics and Expected Timetable - Not applicable
Item 3.  Key Information
Item 4.  Information on the Company
Item 5.  Operating and Financial Review and Prospects
Item 6.  Directors, Senior Management and Employees
Item 7.  Major Shareholders and Related Party Transactions
Item 8.  Financial Information
Item 9.  The Offer and Listing
Item 10. Additional Information
Item 11. Quantitative and Qualitative Disclosure about Market Risk
Item 12. Description of Securities Other than Equity Securities - Not applicable

                                    PART TWO

Item 13. Defaults, Dividend Arrearages and Delinquencies - Not applicable
Item 14. Material Modifications to the Rights of Security Holders and Use of
              Proceeds - Not applicable


                                   PART THREE

Item 17. Financial Statements - Not applicable
Item 18. Financial Statements
Item 19. Exhibits

SIGNATURES
EXHIBIT INDEX

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS - NOT APPLICABLE

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE - NOT APPLICABLE

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

         The following selected summary of financial information was derived from our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The selected summary data should be read in conjunction with and are qualified in their entirety by our Consolidated Financial Statements and notes thereto, which are presented elsewhere herein and by reference to "Item 5: Operations and Financial Review and Prospects."

                                                                             YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------------------------------
                                                         2001             2000             1999             1998             1997
                                                    ------------     ------------     ------------     ------------     ------------
                                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Revenues
    Software license fees .....................   $     42,316     $     51,699     $     57,444     $     44,559     $     41,533
    Services ..................................         44,584           37,319           30,574           23,775           17,508
                                                  ------------     ------------     ------------     ------------     ------------
Total Revenues ................................         86,900           89,018           88,018           68,334           59,041
                                                  ------------     ------------     ------------     ------------     ------------

Costs and expenses
   Cost of software license fees ..............          7,851            5,764            5,003            4,001            4,479
   Cost of services ...........................         15,268           13,354            9,251            6,166            3,519
   Amortization of acquired intangibles .......          7,758            7,801            4,434              801              326
   Research and development, net ..............         19,216           20,748           16,451           11,386            8.915
   Selling and marketing ......................         44,624           50,737           39,333           33,901           26,593
   General and administrative .................          4,855            6,037            4,932            4,964            4,064
   Restructuring and asset impairment .........          1,843               --               --               --               --
   In-process research and development
   and acquisition costs ......................             --            5,250            9,944            4,376            9,571
   Implementation costs .......................             --               --               --              784               --
                                                  ------------     ------------     ------------     ------------     ------------
Total costs and expenses ......................        101,415          109,691           89,348           66,379           57,467
                                                  ------------     ------------     ------------     ------------     ------------
Operating income (loss) .......................        (14,515)         (20,673)          (1,330)           1,955            1,574
Financial income (expense), net ...............           (202)           1,348            1,791            3,773            3,378
                                                  ------------     ------------     ------------     ------------     ------------
Income (loss) before taxes on income ..........        (14,717)         (19,325)             461            5,728            4,952
Taxes on income ...............................            (54)            (505)            (579)            (494)          (1,687)
                                                  ------------     ------------     ------------     ------------     ------------
Income (loss) after taxes on income ...........        (14,771)         (19,830)            (118)           5,234            3,265
Share in loss of affiliated company ...........           (532)            (131)              --               --               --
Minority interest in net (income) loss
of subsidiary .................................             --                2               22              145              (93)
                                                  ------------     ------------     ------------     ------------     ------------
Income (loss) before extraordinary item .......        (15,303)         (19,959)             (96)           5,379            3,172
Extraordinary gain from repurchase of
our convertible notes .........................          1,394               --            1,450           12,174               --
                                                  ------------     ------------     ------------     ------------     ------------
Net income (loss) .............................   $    (13,909)    $    (19,959)    $      1,354     $     17,553     $      3,172
                                                  ============     ============     ============     ============     ============


Basic earnings (loss) per share
   Income (loss) before extraordinary item ....   $      (1.48)    $      (1.95)    $      (0.01)    $       0.55     $       0.32
   Extraordinary gain .........................           0.13               --             0.15             1.23               --
                                                  ------------     ------------     ------------     ------------     ------------
   Net income (loss) ..........................   $      (1.35)    $      (1.95)    $       0.14     $       1.78     $       0.32
                                                  ============     ============     ============     ============     ============

Diluted earnings (loss) per share
   Income (loss) before extraordinary item ....   $      (1.48)    $      (1.95)    $      (0.01)    $       0.52     $       0.30
   Extraordinary gain .........................           0.13               --             0.14             1.18               --
                                                  ------------     ------------     ------------     ------------     ------------
   Net income (loss) ..........................   $      (1.35)    $      (1.95)    $       0.13     $       1.70     $       0.30
                                                  ============     ============     ============     ============     ============

Weighted average number of shares used
for computing basic earnings (loss) per share .     10,366,125       10,224,737        9,674,778        9,858,222        9,883,617
                                                  ============     ============     ============     ============     ============
Weighted average number of shares used
for computing diluted earnings (loss) per share     10,366,125       10,224,737       10,403,719       10,315,232       10,711,793
                                                  ============     ============     ============     ============     ============

                                                      AT DECEMBER 31,
                                    ------------------------------------------------------
BALANCE SHEET DATA                  2001         2000       1999        1998        1997
------------------                --------    --------    --------    --------    --------
Working capital ..............    $ 57,758    $ 67,523    $ 78,154    $ 78,361    $ 94,908
Total assets .................     123,379     149,318     175,443     168,751     196,221
Short term credits and current
maturities of long-term
debt .........................         687         784      10,883      11,484          --
Long-term debt ...............      43,765      49,250      49,250      55,250      97,750

Shareholders' equity .........      55,893      69,696      84,691      81,417      76,938

D.       RISK FACTORS

         Certain statements included in this annual report, which use the terms "estimate", "project", "intend", "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including the risk factors set forth below. Because of time and other factors affecting our operating results, past historical performance should not be used as an indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.


RISKS RELATED TO OUR BUSINESS

WE HAVE A RECENT HISTORY OF ANNUAL AND QUARTERLY LOSSES AND CANNOT ASSURE YOU THAT WE WILL RETURN TO PROFITABILITY ON AN ANNUAL BASIS OR ON A QUARTERLY BASIS IN THE FUTURE.

           We incurred net losses of approximately $20.0 million in 2000 and $13.9 million in 2001. In addition, we incurred losses during each of the four quarters of 2000 as well as each of the four quarters of 2001, in which we lost $5.0 million, $2.5 million, $2.8 million and $3.6 million, respectively. We cannot be certain that we will return to profitability on an annual basis or on a quarterly basis.

WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MAKES IT DIFFICULT FOR INVESTORS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE FOR OUR ORDINARY SHARES.

           Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and may be subject to continued fluctuation in the future. The following events may cause fluctuations:

- changes in demand or timing of orders, especially large orders, for our products and services;

-        timing of product releases;

-        the dollar value and timing of contracts;

- adverse economic conditions and international exchange rate and currency fluctuations;

-        delays in the implementation of our solutions by customers;

-        changes in the proportion of service and license revenues;

- changes in the economic conditions of the various industries in which our customers operate;

-        price and product competition;

- increases in selling and marketing expenses, as well as other operating expenses;

-        technological changes; and

-        consolidation of our clients.

           A substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If this happens in the future, the price of our ordinary shares will likely decrease again.

IF WE FAIL TO RETAIN OUR CUSTOMERS, OUR REVENUES MAY INCREASE AT A SLOWER RATE OR MAY DECREASE.

           We sell our products to major electronics, aerospace, automotive and automotive supplier companies worldwide and our business depends on our ability to retain these customers. Approximately 76% of our revenues from software license fees in 2000, 82% of these revenues in 2001 and 81% of these revenues in the first three months of 2002 resulted from repeat sales to existing customers. We cannot assure you that we will be able to retain our existing customers and make repeat sales to those customers. Our ability to make repeat sales to existing customers will be challenged as a result of our introduction of our new suite of end-to-end solutions for Manufacturing Process Management (MPM). Our inability to retain our customers would also adversely affect our revenues from services.

OUR SALES CYCLE IS VARIABLE AND SOMETIMES LONG AND INVOLVES SIGNIFICANT RESOURCES ON OUR PART, BUT MAY NEVER RESULT IN ACTUAL SALES.

           Our sales cycle has historically been lengthy and is variable, ranging between three to nine months from our initial contact with a potential client to the signing of a license agreement. The decision to utilize our products often entails a significant change in a potential customer's organization, information technology systems, and business processes. Accordingly, initial sales to new customers often require extensive educational, sales and engineering efforts. Historically, our customers initially purchased several of our products to use in design and implementation of manufacturing workcells for specific manufacturing activities, such as painting or welding. However, with the rollout of our server-based and Web-enabled solutions and the introduction of our Global Professional Services division, our marketing and sales efforts increasingly focus on our comprehensive solutions, including consulting services, integration, training and support, rather than on seeking to introduce a limited number of solutions focused on specific manufacturing activities. As a result of this transition, our marketing efforts often entail education of and consulting with a broader range of individuals and departments within a potential customer's organization. And as the number of individuals and departments involved in the decision of a potential customer to purchase our solutions has increased, making that decision more complex, our sales cycle has lengthened to approximately nine to twelve months. We do not expect the sales cycle for our MPM solutions to decrease in the near future or at all. The purchasing decisions of our clients are subject to the uncertainties and delays associated with the budgeting, internal approval and competitive evaluation processes that typically accompany significant capital expenditures. Any delays in sales could cause our operating results to vary widely. If our sales cycle shortens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of companies decide which products to buy through a request for proposal process. In these situations, we run the risk of investing significant resources in a proposal, only to lose to our competition.

IF WE ARE UNABLE TO ACCURATELY PREDICT AND RESPOND TO MARKET DEVELOPMENTS OR DEMANDS, OR IF OUR PRODUCTS ARE NOT ACCEPTED IN THE MARKETPLACE, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

           The market for Manufacturing Process Management (MPM) solutions has only recently begun to develop and is rapidly evolving. This makes it difficult to predict demand and market acceptance for our products. We cannot guarantee that the market for our products will grow or that our products will become widely accepted. If the market for our products does not develop as quickly as we expect or if our new internet-based products are not accepted by clients, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, client requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. If our products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, revenues for our products may not grow and may even decline. Conversely, a significant increase in the number of clients, or a significant increase in our development of new product offerings, or both, could require us to expend significant amounts of money, time and other resources to meet the demand. This could strain our personnel and financial resources.

CONSOLIDATION IN OUR INDUSTRY MAY REQUIRE US TO PARTNER WITH PROVIDERS OF PRODUCT LIFE-CYCLE MANAGEMENT SOLUTIONS AND FAILURE TO DO SO MAY ADVERSELY AFFECT OUR BUSINESS.

           We operate in the Product Life-Cycle Management (PLM) segment of the business software market. This market is undergoing horizontal consolidation as companies with complementary products and strengths are merging or otherwise consolidating in order to provide customers with solutions for the entire life cycle of a product or product life-cycle management solutions. While manufacturing process management (MPM) solutions such as our MPM solutions comprise an integral part of a broad product life-cycle management solution, companies seeking to provide full product life-cycle management solutions may choose to develop their own MPM solutions rather than incorporate third-party solutions such as ours. In addition, as the industry consolidates, newly-consolidated entities capable of offering broad product life-cycle management solutions may achieve greater prominence and obtain a competitive advantage in relation to customers seeking broad solutions. Accordingly, it may become increasingly important for us to partner with those consolidated entities. If we are unable to partner with some or all of those companies, or if the market does not accept the solutions provided by the companies with which we cooperate, our sales and revenues may decline.

WE MAY BE UNABLE TO ACHIEVE THE BENEFITS WE ANTICIPATE FROM JOINT SOFTWARE DEVELOPMENT, MARKETING OR OTHER STRATEGIC ARRANGEMENTS WITH OUR BUSINESS PARTNERS.

           We enter into various development or joint business arrangements to develop new software products, integrate our products with the products of other entities or market our products together with the products of other entities. We may distribute ourselves or jointly sell with our business partners an integrated software product and pay a royalty to the business partner based on end-user license fees under these joint business arrangements. The market may reject these integrated products or these arrangements may not succeed for other reasons. As a result we may not achieve the revenues we anticipated at the time we entered into the joint arrangement.

OUR SALES MAY DECREASE AS A RESULT OF EVOLVING INDUSTRY STANDARDS AND RAPID TECHNOLOGICAL CHANGES THAT COULD RESULT IN OUR PRODUCTS BEING NO LONGER IN DEMAND.

           We operate in an industry that is characterized by evolving industry standards with rapid changes in technology and consumer demand and the continuing introduction of higher performance products with shorter product life cycles. If our products become outdated, our sales will likely decrease. Our operating results will depend on our ability to continue to develop and introduce new and enhanced products on a timely and cost-effective basis to meet evolving customer requirements. Since our products are designed to work with other enterprise-wide programs, they must conform to various standards in order to operate efficiently on an enterprise-wide basis. Successful product development and introduction depends on numerous factors, including among others:

         - our ability to anticipate market requirements and changes in technology and industry standards;

         - our ability to accurately define new products, and introduce them to the market; and

         - our ability to develop technology that satisfies industry requirements.

           We may not be able to meet these challenges, respond successfully to new products introduced by competitors, or recover our substantial research and development expenditures. Our failure to develop and market new products could result in our current products becoming uncompetitive.

UNDETECTED DEFECTS MAY INCREASE OUR COSTS AND IMPAIR THE MARKET ACCEPTANCE OF OUR PRODUCTS AND TECHNOLOGY.

           Our software products are complex and may contain undetected defects, particularly when first introduced or when new versions or enhancements are released. From time to time we have discovered defects or errors only after we have shipped products to customers. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of client environments into which our products are deployed. Despite testing conducted by us and our clients, we have in the past shipped product releases with some defects, certain customers have cited possible defects, and have otherwise discovered other defects in our products after their commercial shipment. Our products are frequently critical to our clients' operations. As a result, our clients and potential clients have a greater sensitivity to product defects than do clients of software products generally.

           Defects may be found in current or future products and versions after the start of commercial shipment. This could result in:

-        a delay or failure of our products to achieve market acceptance;

-        adverse client reaction;

-        negative publicity and damage to our reputation;

-        diversion of resources; and

-        increased service and maintenance costs.


           Defects could also subject us to legal claims. Although our license agreements contain limitation of liability provisions, these provisions may not be sufficient to protect us against these legal claims. The sale and support of our products may also expose us to product liability claims.

A SIGNIFICANT PERCENTAGE OF OUR REVENUES ARE GENERATED BY SALES TO MANUFACTURES OPERATING IN A FEW SPECIFIC INDUSTRIES AND IF ECONOMIC ACTIVITY IN ONE OR MORE OF THOSE INDUSTRIES SLOWS, OUR REVENUES WILL MOST LIKELY DECREASE.

           We sell our products to major electronics, aerospace, automotive and automotive suppliers (tier-1) companies. In 2001, our revenues from the electronics industry decreased to $20.4 million (24% of our total revenues in 2001), compared to $25.8 million in 2000 (29% of our total revenues in 2000), as a result of the slowdown in the U.S. electronics industry in 2001. If, whether as a result of a general slowing of local or global economies or otherwise, economic activity in one or more of our target industries decreases or fails to grow, our revenues will most likely decrease.

GREATER MARKET ACCEPTANCE OF OUR COMPETITORS' PRODUCTS COULD RESULT IN REDUCED REVENUES OR GROSS MARGINS.

           We compete with other providers of MPM solutions in the industries we target. In addition, as a result of the consolidation in the product life-cycle management solution market, we have begun to compete with providers of product life-cycle management solutions that do not necessarily provide MPM solutions, as we do. We expect that competition will increase as a result of any further consolidation in the market. A number of our current competitors, including Dassault Systems S.A., have, and our prospective competitors may have, competitive advantages in relation to us. These advantages may include greater technical and financial resources, more developed marketing and service organizations, greater expertise and broader customer bases and name recognition than us.

           We cannot assure you that competition will not result in price reductions for our products and services, fewer client orders, reduced gross margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations.

WE RELY ON SOFTWARE FROM THIRD PARTIES. IF WE LOSE THAT SOFTWARE, WE WOULD HAVE TO SPEND ADDITIONAL CAPITAL TO REDESIGN OUR EXISTING SOFTWARE OR DEVELOP NEW SOFTWARE.

           We integrate various third-party software products as components of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. We might be forced to limit the features available in our current or future product offerings and the commercial release of our products could be delayed.

WE MAY BE UNABLE TO MAINTAIN OUR SALES, MARKETING AND SUPPORT ORGANIZATIONS WHICH MAY HINDER OUR ABILITY TO MEET CUSTOMER DEMANDS.

           We have sold our products primarily through our direct sales force and we have supported our clients through our technical and customer support staff. We need to maintain our direct and indirect sales and marketing operations to increase market awareness and sales of our products. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel, in attracting new employees or in replacing employees who leave, our business could suffer significantly.

IF WE ARE UNABLE TO ATTRACT, TRAIN AND RETAIN QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO ACHIEVE OUR OBJECTIVES AND OUR BUSINESS COULD BE HARMED.

           Some of our senior management, including our executive vice president of field operations and chief executive officer of our subsidiary, Tecnomatix Unicam, Inc., were only recently appointed. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees can be intense, especially in a number of our key markets and locations, including the United States, Japan and Germany. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to carry out our business plan. In addition, we are significantly dependent on the continuing services of Harel Beit-On, the chairman of our board of directors, president and chief executive officer.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, WHICH MAY LIMIT OUR ABILITY TO COMPETE EFFECTIVELY.

  Our success and ability to compete are substantially dependent upon our internally developed technology. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection.

           In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

           Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We believe that many industry participants have filed or intend to file patent and trademark applications covering aspects of their technology. We cannot be certain that they will not make a claim of infringement against us based on our products and technology. Any claims, with or without merit, could:

-        be expensive and time-consuming to defend;

-        cause product shipment and installation delays;

-        divert management's attention and resources; or

- require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.


         Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

MARKETING AND DISTRIBUTING OUR PRODUCTS OUTSIDE OF NORTH AMERICA EXPOSES US TO INTERNATIONAL OPERATIONS RISKS THAT WE MAY NOT BE ABLE TO SUCCESSFULLY ADDRESS.

           We market and sell our products and services in North America, Europe and Asia and derive a significant portion of our revenues from customers in Europe and Asia. We received 71% of our total revenues in 2001, 70% of our total revenues in 2000, 70% of our total revenues in 1999 and 74% of our total revenues in the three months ended March 31, 2002 in non-dollar currencies from sales to customers located outside of North America. Since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. In 1999, 2000 and 2001, decreases in Euro - U.S. dollar exchange rates adversely affected our results of operation. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operation. In addition, we have sales and support facilities and offices in many locations outside of North America, including in Germany, France, Italy, Spain, England, Sweden, Japan, Korea, Singapore, Taiwan and China. These operations require, an expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources. We are also subject to a number of risks customary for international operations, including:

- changing product and service requirements in response to new regulations and requirements in various markets;

-        economic or political changes in international markets;

- greater difficulty in accounts receivable collection and longer collection periods; unexpected changes in regulatory requirements;

-        difficulties and costs of staffing and managing foreign operations; and

- the uncertainty of protection for intellectual property rights in some countries; multiple and possibly overlapping tax structures.


ANY FUTURE ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY DISTRACT OUR MANAGEMENT AND DISRUPT OUR BUSINESS.

           One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. We have made several acquisitions of companies or the assets of companies in the past. We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies' businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders. Currently, we do not have any agreement to enter into any material investment or acquisition transaction.

THE MARKET PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID, OR AT ALL.

         The stock market in general has experienced, in the last two years, extreme price and volume fluctuations. The market prices of securities of technology companies, particularly internet-related companies, have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. The market price of the ordinary shares may fluctuate substantially due to a variety of factors, including:

- any actual or anticipated fluctuations in our financial condition and operating results; public announcements concerning us or our competitors, or the internet industry; the introduction or market acceptance of new service offerings by us or our competitors; changes in security analysts financial estimates;

-        changes in accounting principles;

-        sales of our ordinary shares by existing shareholders;

-        changes in political, military or economic conditions in Israel; and

-        the loss of any of our key personnel.

         In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business.

OUR EXECUTIVE OFFICERS, DIRECTORS AND ENTITIES THAT MAY BE DEEMED TO BE AFFILIATED WITH THEM MAY BE ABLE TO INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL AND THEY MAY DISAPPROVE ACTIONS THAT YOU VOTED TO APPROVE.

         Our executive officers, directors and entities that may be deemed to be affiliated with some of them beneficially own approximately 23% of our outstanding ordinary shares as of April 30, 2002. Except as otherwise disclosed in Schedule 13Ds filed by several of our directors and entities affiliated with some of them, there are no voting or similar agreements among such shareholders and they do not act as a group. However, if such shareholders were to act together, they would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.


                     RISKS RELATED TO OUR LOCATION IN ISRAEL

IT MAY BE DIFFICULT TO EFFECT SERVICE OF PROCESS AND ENFORCE JUDGEMENTS AGAINST DIRECTORS, OFFICERS AND EXPERTS IN ISRAEL

         We are incorporated in Israel. Many of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN ISRAEL COULD NEGATIVELY IMPACT OUR BUSINESS.

         We are organized under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although all of our sales are currently being made to customers outside Israel and we believe that we have established redundant development and support capabilities in locations outside Israel, we are directly influenced by the political, economic and military conditions affecting Israel.

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity has caused security and economic problems in Israel. Since October 2000, there has been a significant increase in violence between Israel and the Palestinians. During the last several months the state of hostility has increased in intensity and in April 2002 Israel undertook military operations in several Palestinian cities and towns. It is possible that the situation may deteriorate further and may impact our operations in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities or other events related to Israel will not have a material adverse effect on us or our business. Several Arab countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses.

         Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances and some have been so called to active duty in April and May of 2002. While we have historically operated effectively under these requirements, we cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE DOLLAR.

         Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1997, 1998, 2001 and the first three months of 2002, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation, a reversal from prior years. However, in 1999 and 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

THE TAX BENEFITS AVAILABLE TO US FROM GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR TAXES.

         We have received grants in the past and currently receive tax benefits under Israeli government programs. To maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets. Some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay increased tines. The Government of Israel has reduced the benefits available under these programs recently and these programs and tax benefits may be discontinued or reduced in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

         Depending on various factors described below in Item 10E, we could be characterized, for United States income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders (as defined in Item 10E) which may be eliminated or ameliorated by a QEF Election (as defined in Item 10E) that is in effect for any year in which we are a PFIC. Each U.S. Holder will be responsible for making this QEF Election on such holder's tax return. Failure to make a QEF Election may cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. U.S. Holders should consult their United States tax advisors with respect to the United States tax consequences of investing in our ordinary shares, and the benefits of a QEF Election, as applied to their circumstances. Although we do not believe that we have been a PFIC for any tax year through and including 2001, we may be deemed to be a PFIC for tax year 2002 as a result of our substantial holdings of cash, cash equivalents and securities combined with a decline in our share price. For further discussion of the consequences of our possible PFIC status, please refer to Item 10E.

CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND OF ISRAELI LAW COULD DELAY, HINDER OR PREVENT A CHANGE IN OUR CONTROL.

         Our articles of association contain provision which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our articles of association provide that our board of directors is divided into three classes, each serving three-year terms. In addition, certain provisions of the Israeli Companies Law, which came into effect in February 2000, could also delay or otherwise make more difficult a change in our control. The provision of the Companies Law relating to mergers and acquisitions are discussed in greater detail in "Item 10:
Additional Information."

ITEM 4.  INFORMATION ON THE COMPANY


A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Our commercial and legal name is Tecnomatix Technologies Ltd. We are a company organized under the laws of the State of Israel and are subject to the Israel Companies Law 1999 - 5759. We began operations in 1983. Our principal offices are located at 16 Hagalim Avenue, Herzlia, Israel and our telephone number is 09-959-4777. Our U.S. agent is our subsidiary, Tecnomatix Technologies, Inc., located at 21500 Haggerty Road, Suite 300, Northville, Michigan.


         During 2000, we implemented a number of important operational and strategic changes in our business. Accordingly, 2001 marked the first full year in which we operated on the basis of those changes. The changes included:

- The March 2000 launch of eMPower, a suite of Manufacturing Process Management
(MPM) solutions for collaborative development and management of manufacturing processes throughout an extended enterprise. This launch initiated our transition from being a provider of specialized software engineering applications to being a provider of enterprise information technology solutions that extend beyond a company to its suppliers and customers.

- The internal reorganization, during the fourth quarter of 2000, of our e-Manufacturing division along industry-specific lines by creating industry-focused business units to maximize the productivity and efficiency of our marketing and direct sales staff. Each unit is responsible for sales, marketing and prioritization of research and development activities with regards to a particular target industry. Our industry business units currently consist of the automotive, aerospace, electronics assembly and automotive supplier (tier-1) units.

- The formation of our Global Professional Services unit in the fourth quarter of 2000. This unit, which currently contains over 150 professionals located around the world, provides our clients with consulting and development services, as well as implementation and engineering support, in order to allow our clients to more efficiently integrate our solutions within their systems and to enable us to provide our customers with enterprise-wide solutions.


         Subsequent to making these changes, we began to introduce our MPM solutions to the market through a program based on customer education, pilot and proof-of-concept projects and limited initial implementations. We commenced those activities in 2000 and continued them through 2001. However, in 2001 we also began to see successful results from these efforts as pilot projects were converted to initial implementations, broad adoptions of MPM solutions within enterprises and repeat orders. Specifically, at the beginning of 2001 we had approximately 100 pilot projects. During 2001 and the first quarter of 2002, approximately three quarters of these pilot projects led to initial implementations and over 10% matured into purchases of MPM solutions as a mainstream solution for an enterprise. In the fourth quarter of 2001 and first quarter of 2002, software license fees from sales of MPM products were responsible for approximately 3% and 34% of our revenues from software license fees, respectively.

         During 2001, we signed a global strategic development and marketing agreement with SAP to integrate our eMPower solutions with the mySAP(TM) Product Life-cycle management system. We also signed an agreement with Siemens, whereby both companies will develop and market a new eMPower product integrating programmable logic controller (PLC) information into the eMPower environment.

         Also in 2001, in light of the severe downturn in the economic environment and the slowdown in investments in information technologies, especially in the U.S. electronics industry, we initiated a program aimed at creating a leaner and more agile organization with suitable infrastructure in place to better serve our customers and support long-term revenue growth. As part of this program, we reduced excess personnel and capacity costs in order to align our operating expenses with current revenue levels. As a result, our operating expenses in 2001 decreased significantly as compared to the level of operating expenses in 2000.

B.       BUSINESS OVERVIEW

         We develop and market software solutions for Manufacturing Process Management (MPM). Manufacturers are increasingly required to implement efficient and cost-effective production processes, offer the ability to effect product customization and rely on third-party suppliers in order to stay competitive. Our eMPower MPM solutions enable collaboration between manufacturers and their production plants, external suppliers and other members of their extended enterprise and supply chain throughout the world on the design, implementation and management of their manufacturing processes. By enabling business-to-business collaboration across the manufacturing process and the supply chain, our solutions allow manufacturers to accelerate new product introductions, reduce time to market for new products, cut time to volume production and introduce greater flexibility into their manufacturing process.

         eMPower was launched in March 2000. The eMPower solution suite is composed of newly developed products and web-based applications as well as some of our historically client-based Computer-Aided Production Engineering (CAPE) software tools. The development, marketing and support of CAPE products had been our core business since 1983. CAPE tools are used to model and simulate a digital factory, or a computerized representation of a complete manufacturing plant, its production lines and processes.

         Our eMPower suite provides manufacturers and their extended enterprises with the ability to:

- design, visualize, simulate and optimize manufacturing processes and systems from the factory level down to the level of production lines and workcells,

-        engage in manufacturing process planning cost evaluation and analysis,

-        create and debug programs for robots and other machines,

- create automatically manufacturing process documentation and work instructions that can be used on the production floor or referenced or re-used for further design work, and

- communicate, review and exchange manufacturing process information over the Internet.


        Because MPM addresses a customer's entire manufacturing enterprise and process supply chain, the scope of an MPM project often requires end-to-end solutions that involve seamless integration into the customer's information technology environment, customized software, creation and documentation of the methodology procedures, installation, training, on-site support, hotline support and on-going enhancements throughout the duration of the MPM life cycle. In order to provide this kind of end-to-end solution, we established our Global Professional Services unit. This unit, which currently contains over 150 professionals located around the world, provides our clients with industry-specific consulting and development services, as well as implementation and engineering support, in order to allow our clients to more efficiently integrate our solutions within their systems and to enable us to provide enterprise-wide solutions.

         We target manufacturing industries such as automotive, aerospace, automotive suppliers (tier-1) and electronics industries, and we sell our products primarily through our direct sales force. Our customers include most of the world's major automotive manufacturers including Audi, BMW, DaimlerChrysler, Fiat, Ford, General Motors, Kia, Mazda, Nissan, Renault, Rover, Subaru, Toyota, Volkswagen and Volvo; major aerospace manufacturers including Airbus, EADS, Boeing, British Aerospace, General Electric, Korea Aerospace Industries (KAI), Lockheed Martin, McDonnel Douglas, and Pratt & Whitney; heavy machinery manufacturers such as Caterpillar, GEC Alsthom, Hyundai, IVECO, JI Case, John Deere, MAN, Mannesman, Komatsu and Mitsubishi Heavy Industries; and electronics manufacturers such as Alcatel, Canon, Ericcson, Hewlett Packard, Intel, Lucent, Motorola, Nokia, Philips, SCI-Sanmina, Schneider, Solectron, Siemens, Toshiba and Universal. Of these companies, Airbus, Audi, BMW, DaimlerChrysler, EDAG, Ford, General Motors, Kia, Korea Aerospace Industries, Kuka and Mazda are implementing eMPower MPM solutions in their manufacturing processes. We have initiated over 100 pilot projects with prospective customers involving our eMPower MPM solutions since the introduction of these solutions in the first quarter of 2000. Approximately three quarters of those projects have matured into implementations of MPM solutions. Over 10% of those implementations involved the adoption of MPM as a mainstream solution, including multi-million dollar orders by Airbus, BMW, EADS, Ford and Schneider. Our strategy is to continue to promote both large-scale implementations as well as smaller implementations by existing and new customers.

         In the first quarter of 2000, we divided our internal operations into two divisions, the Electronics division and the e-Manufacturing division. We undertook this restructuring in order to address the differences between the nature of the technologies, products and the manufacturing process in the electronics industry as opposed to our other target industries. We believe that by dedicating a separate operating division to the electronics assembly industry, on the one hand, and our other target industries, on the other hand, we will be able to address these differences with greater efficiency. As a result of this restructuring, all operations, including research and development, relating to the electronics assembly industry are handled through our Tecnomatix Unicam subsidiary, which traditionally focused on this industry, while operations relating to the automotive, automotive supplier and aerospace industries, including related research and development, are handled through our e-Manufacturing division.

INDUSTRY BACKGROUND

         As manufacturing companies strive to keep pace with the rapidly changing and competitive global marketplace, they are faced with:

- shorter product life cycles with increasing product variants and configurations;

-        the need to manage operations in a global environment;

-        the need to decrease costs and increase productivity;

-        the need to improve quality;

-        the need to reduce the time to introduce new products; and

-        the need to accelerate the time to produce at full volume.

DEVELOPMENT OF COMPUTER AIDED PRODUCTION ENGINEERING (CAPE)

         The industrial process generally includes three main phases: (1) product design (2) production engineering and (3) manufacturing. In the product design phase, a product is conceptualized and the product and its components are designed. The production-engineering phase involves the design, build and installation of the manufacturing line for the product. The manufacturing phase consists of the orderly production of the product.

         The product design phase features a high degree of computerization with the wide use of computer-aided design (CAD) systems. As a result, the CAD industry has developed into a multi-billion dollar industry.

         The manufacturing phase, due to the increased demand for flexibility in manufacturing systems, is characterized by the proliferation of computer controlled equipment on the factory floor. This equipment includes robots, coordinate measurement machines commonly known as CMMs, printed circuit board assembly equipment and other sophisticated machine tools.

         Despite the increasing acceptance of computer-based automation in the product design and manufacturing phases, the essential link between these phases
- the production engineering phase- was traditionally performed with limited use of computers. Instead, production engineers received hard copies of drawings of the product designs from the CAD systems. Using elaborate drawings, mock-ups or models, corporate manufacturing standards, handbooks and drawings of existing production systems, the production engineers then evaluated the feasibility and costs of different manufacturing concepts and planned the sequence of manufacturing activities.

         After the building of the manufacturing system, robots and other production machines are installed in the manufacturing line and are programmed to perform each movement and operation required to complete a manufacturing cycle. Often, the production line must be shut down during the programming. Programming errors are then corrected and optimization efforts continue on the factory floor during initial production ramp-up until the desired production rates and quality standards are achieved.

         Production engineering is further complicated by several other factors:

- frequent modifications in product design render portions of the previous engineering work useless and require costly and time-consuming redesign;

- communication difficulties due to the large number of participants from many disciplines and, in many cases, from different organizations (e.g., subcontractors);

- manufacturing design errors are generally detected at a late stage in the process and can be corrected only at substantial cost, involving delays in production start-up and line shut-downs, which if not corrected can result in unsatisfactory quality and lower production throughput; and

- optimization of the production process may only begin after substantial completion of the installation and programming of equipment, resulting in the need to perform optimization on the shop floor, which interferes with orderly production.

         In addition, production engineers using traditional methods are often not able to provide early feedback with respect to the manufacturing feasibility and cost implications of the product that was being designed. The limited ability to implement concurrent product design and production engineering can result in product designs that are not optimized for manufacturing, delays in product introduction and increased manufacturing costs.

         Our CAPE technology was designed to address this missing link by allowing production engineers to create an on-screen virtual manufacturing environment that graphically displays and simulates actual manufacturing operations. Our suite of CAPE products enables production engineers to interactively arrange models of machines, production equipment and manufacturing lines and manipulate them to perform on-screen manufacturing activities while accessing and using the design data in its native format and sharing such data with product designers and shop-floor machines and robots.

IMPACT OF THE INTERNET ON PRODUCTION ENGINEERING

         Beyond the complications and limitations inherent in the production engineering process, manufacturers must deal with the pressures of a global marketplace that increasingly relies on the Internet as a primary means of interacting at many levels of operations. The Internet and the globalization of the marketplace have created a significant shift in the standards and priorities of customers and manufacturers. Use of the Internet enables the conduct of business at an accelerated pace which, among other things, results in increasingly shorter product life-cycles, decreasing time-to-market constraints and reduced inventories. Through Internet-based links with manufacturers, customers request higher levels of customization. This increase in numbers of product variants has contributed to a de-standardization and personalization of the marketplace.

         In light of these trends, many manufacturers are turning to an extended enterprise model in which components of the manufacturing process are performed by third-party suppliers and contractors as well as a manufacturer's own production plants. Aside from simply existing as separate corporate entities, these suppliers and contractors often are located in geographically varying locations. However, although manufacturers are willing to outsource part of their operations in order to use the best source for obtaining a competitive advantage, they must enable collaboration between all members of the extended enterprise in order to efficiently manage the manufacturing process while successfully meeting time-to-market expectations and customization requests. Therefore, the ability of manufacturers to outsource and effectively structure flexible supply chains as well as to enable integration and collaboration among all the participants in the manufacturing process chain have become significant factors in their competitive strategy. Accordingly, while we experienced a wide acceptance of our original CAPE products, we believe that the shifting priorities and standards inherent to the Internet-oriented global marketplace require a more integrated platform and comprehensive use of Web-based technologies in the production engineering phase of the manufacturing process.

PRODUCTS AND SOLUTIONS

         In March 2000, we launched eMPower, a suite of Manufacturing Process Management (MPM) solutions for collaborative development and management of optimal manufacturing processes throughout the extended enterprise. These products are composed of a newly developed platform, new products and web-based applications as well as some of our historically client-based engineering software tools. Our eMPower suite of solutions consists of three technology components: (a) the electronic bills of processes or eBOP; (b) the Web-enabled e-manufacturing server or eMServer; and (c) various MPM applications.

         The eBOP, or electronic bill of processes, integrates and associates product data, as defined by the CAD applications, and resources as defined in the enterprise resource planning (ERP) systems. With the use of MPM planning applications, the eBOP enriches this information with a description of the requisite operations that have to be executed in order to manufacture a complex product such as a car or airplane. eBOPs feature an open and scalable structure that allow users to view specific details or combinations of details of the manufacturing process. Because they provide a common way to define, capture and exchange manufacturing processes, eBOPs enable collaboration between different members of the supply chain. For instance, using an eBOP suppliers may provide feedback or modify a particular part of the manufacturing process that is relevant to them.

         The eMServer is a web-based application server that supports the MPM applications. It is used to manage and communicate eBOPs over the Internet. An eBOP stored on our eMServer is available for collaborative input, review and exchange through a customized web portal. By centralizing the process data on a web-based server, eMServer enables manufacturers to control and coordinate the efforts of their extended enterprise.

         Many of our MPM applications were developed from our original CAPE software and Digital Factory products and represent a fundamental shift from traditional production engineering methods. Our planning and engineering products, including our eM-Planner application, are based on proprietary manufacturing simulation technologies. These technologies include unique capabilities of kinematics modeling, motion emulation, collision detection, tolerance modeling and simulation and use the computational and display capabilities of 3-dimension graphics workstations. Our technologies allow production engineers to create a digital factory - a computerized integrated representation of a complete manufacturing plant, its production lines and processes, that graphically displays and simulates actual manufacturing operations on-screen. Using this technology, manufacturing planners and production engineers can (a) plan new manufacturing processes and update and optimize existing processes, (b) plan production plants, lines and processes while benefiting from early feedback on manufacturing and maintenance implications of newly designed products, (c) enable manufacturing planners and engineers to design, visualize, simulate and optimize automated and manual manufacturing processes and systems from the factory level down to the level of production lines and work cells, (d) test and manage product tolerances to insure compliance with design specifications and (e) create and debug programs for robots and other machines using virtual machine models.

          As part of the extension of our traditional CAPE and Digital Factory products to MPM, we have developed collaboration applications that utilize web database, data streaming and object-oriented technologies along with web browser technology. These applications allow users to describe, plan and manage manufacturing processes including operations, resources, products parts, machine and motion simulation and tolerances. They also enable the access of multiple users to the design, review and utilization of manufacturing information created and captured by the other components of the eMPower suite. Using our collaboration technology, manufacturers and their external suppliers and contractors can access and work on electronic work instructions and process simulations together with other members of the supply chain. They can also deliver and retrieve reports and feedback in real-time on matters like project progress, costs, resource allocation and manufacturing processes.

         Our automated documentation and operation-sequencing applications are based on proprietary algorithms and process documentation and sequencing technologies. These products automatically generate documents such as manufacturing reports, analysis, schedules, and work instructions from our applications and then distribute these documents to shop-floor workers. This technology creates the link between the various design and engineering activities our customers perform with our products and the actual manufacturing of their products and efficient management of the production floor.

         Our products consist of four applications groups, each of which addresses a different stage of the electronic manufacturing process management:
(a) Planning applications; (b) Engineering applications; (c) Execution applications; and (d) Collaboration applications;

         PLANNING APPLICATIONS

         Our Planning applications are designed to enable the planning of new manufacturing processes and updating and optimizing those already running. Our Planning applications include:

- eM-PLANNER: enables users to create hierarchical representations of manufacturing processes in the form of eBOPs. eM-Planner enables users to design optimal assembly sequences and manage different product and manufacturing variants and their changes.

         ENGINEERING APPLICATIONS

         Our Engineering applications provide manufacturers with the capability to design, analyze, simulate and optimize manufacturing processes from the factory level down to lines and workcells. The Engineering application group includes:

- eM-WORKPLACE: enables planning layouts and designing workplaces, production lines and cells. This group includes dedicated applications for creating programs off line for welding and painting with robots.

- eM-HUMAN: enables designing human operations and verification that they conform to international ergonomics standards.

- eM-PLANT: enables the planning, simulation, visualization and optimization of production systems and processes.

- eM-ASSEMBLER: enables the design, analysis and verification of the assembly and disassembly of complex products.

- eM-LAUNCH: enables the design, testing and documentation of printed circuit board (PCB) assembly processes. eM-Launch enables translation of CAD designs quickly and accurately, management of test and inspection attributes such as device types, values and tolerances, and package and pad sizes/shapes, and creation of shop-floor manufacturing documentation.

         EXECUTION APPLICATIONS

         Our Execution applications allow integration with shop-floor systems, visualization and analysis of manufacturing data and automatic generation of work instructions for assembly line workers and suppliers.

- eM-DOC: enables documenting process plans, thus providing a central core of training materials and assembly work instructions that can be easily updated in real-time upon the introduction of new products and variants.

- eM-SEQUENCER: enables sequencing orders and assigning orders to parallel lines.

- eM-PLC: enables engineers to design manufacturing processes in a three-dimensional virtual environment and introduce control information into the virtual cell. eM-PLC also automatically generates software code for programmable logic controllers (PLC) which control specific production cells on the production floor and downloads its PLC code to the shop floor after simulation and verification of the code.

- eM-WORK INSTRUCTIONS: enables generation of electronic work instructions directly from eMPower planning and engineering applications. These documents can be accessed from anywhere using a standard web browser, facilitating direct communication between engineers and shop-floor personnel.

- eM-EXECUTE: for PCB Assembly in the electronics industry, enables managers to control factories while making informed decisions. eM-Execute provides tools for effective management of work orders, resources and production processes. It includes the following application groups:

- eM-ANALYZE: enables reducing ramp-to-volume time through real-time access to shop floor data for proactive manufacturing management. It allows collection and analysis of shop-floor data, monitoring board manufacturing process and generating performance reports.

- eM-SCHEDULE: enables optimizing of the production schedule of a single line or entire factory.

         COLLABORATION APPLICATIONS

         Our Collaboration applications allow communication, review and exchange of manufacturing process information over the web. The Collaboration Applications utilize web browser technology to enable and control multiple user access to the design, review and utilization of the process information. The Collaboration applications consist of:

- eM-PORTAL: this set of applications provides web-enabled visualization and analysis of manufacturing data stored in the eMPower eMServer. This information includes eBOPs, reports, analysis and work instructions. Using the eM-Portal, original equipment manufacturers can keep track of outsourced work, managers can keep track of projects, and engineers can collaborate and share process data with their colleagues anywhere in the world.


         INDUSTRY PROCESS-SPECIFIC SOLUTIONS

         All of our eMPower solutions incorporate elements of each of the application groups described above. Our solutions also feature applications designed for the manufacturing process of specific industries. Currently we develop and market solutions for specific industries as follows:

- eMPOWER CARBODY is designed for body-in-white processes in the automotive and heavy vehicles industries;

- eMPOWER ASSEMBLY is designed for final assembly processes in the automotive, heavy vehicle, and aerospace industries;

- eMPOWER MACHINING is designed for machining processes in the powertrain industry;

- eMPOWER QUALITY is designed for managing manufacturing tolerances in the aerospace, electronics, automotive, heavy vehicle and component industries;

- eMPOWER PCB ASSEMBLY AND TEST is designed for creating, optimizing and managing assembly processes of printed circuit boards.

- eMPOWER BOX BUILD is designed for designing, optimizing and validating assembly processes of electronics products;

- eMPOWER EXECUTION is designed for shop-floor execution of processes in the electronics industry;

         The eMPower CarBody solution, for instance, will consist of our eMServer platform, Planning Applications. Engineering Applications, Execution Applications and Collaboration Applications, all designed for use in the automotive industry.

         eMPOWER ADVANTAGES

         The main benefits of our products and solutions are:

- collaboration among various participants in the manufacturing process including its planning and production engineering phases;

-        higher flexibility in the structuring of supply chains;

- acceleration of response-time to more complex, personalized customer orders;

-        acceleration of time to market;

-        reduction of the costs for bringing new products to market;

-        optimization of product design for manufacturing and maintenance;

- more effective mass customization due to increased flexibility in the manufacturing process;

-        reduction of costly production line shut-down for programming;

-        increase in productivity of production line operations; and

-        improvement in product quality.

MARKETING AND SALES

         Our objective is to build upon our initial success in the introduction of our MPM solutions to the market and become a market leader in the MPM industry. Our strategy to achieve this objective includes, among other things, strengthening our global selling and services, leveraging partnerships with other market leaders, extending technology leadership and MPM offerings. Our marketing strategy is based on direct sales, which are complemented, as appropriate, by sales through third parties.

         We focus our marketing and sales efforts on the worldwide automotive, electronics, aerospace and automotive supplier (tier-1) industries as these are primary users of factory automation systems and their components. We sell our products to large industrial companies as well as to smaller subcontractors and production engineering firms. Sales of our products to large industrial companies often facilitate the sale of our products to their subcontractors, production-engineering firms and service suppliers.

         As a result of our operational restructuring in the first quarter of 2000, all marketing and sales operations for the electronics assembly industry are handled by our Tecnomatix Unicam subsidiary. While overall responsibility for our marketing and sales activities in the automotive, automotive supplier and aerospace industries now rests with our e-Manufacturing division, in conjunction with our restructuring we created industry-focused business units within the e-Manufacturing division. Each unit is responsible for sales and marketing to a particular target industry. In addition, in the fourth quarter of 2000 we formed our Global Professional Services unit. This unit, which contains over 150 professionals located around the world, provides our clients with consulting and development services, as well as implementation, development and engineering support, in order to allow our clients to more efficiently integrate our solutions within their systems.

         The decision to utilize our products often entails a significant change in a potential customer's organization and business processes. Accordingly, initial sales to new customers often require extensive educational, sales and engineering efforts. Historically, our customers initially purchased several of our products to use in detailed design and implementation of manufacturing workcells for specific manufacturing activities, such as painting or welding. However, with the rollout of our MPM solutions, our marketing and sales efforts increasingly focus on our comprehensive solutions that integrate into the customer's IT environment and legacy systems, rather than on seeking to introduce a limited number of client-based products focused on specific manufacturing activities. As a result of this transition, our marketing efforts often entail education of, and consultation with a broader range of individuals and departments within a potential customer's organization. And as the number of individuals and departments involved in the decision of a potential customer to purchase our solutions has increased, that decision has become more complex, and our sales cycle has lengthened.

         Generally, the process of educating customers requires significant sales and engineering efforts which we believe are carried out most effectively by a worldwide direct sales and support organization, including members of our industry business units and Global Professional Services unit. At March 31, 2002, we had 441 employees who were engaged in direct sales and marketing operations, including pre-sale engineering, maintenance and support.

         We maintain sales and support offices in the United States, France, Germany, Italy, the United Kingdom, Spain, Sweden, Japan and Korea. Each of these offices is staffed with sales personnel and engineers to provide technical support. In addition to sales through our direct sales force, our sales and marketing subsidiary in Japan, Nihon Tecnomatix, conducts sales of our products and provides support for such products in Japan and in Korea both directly and through distributors. Our products are also sold by distributors in Australia, Brazil, China, India, Turkey, Singapore, South Africa, Taiwan, Japan and Korea. From time to time, we also sell our products through vendors of CAD products. In 2000, we created a joint venture with Zuken Corporation, a leading provider of design solutions for Japanese electronics companies. The joint venture company, which is 49% owned by us, markets, sells and supports Tecnomatix-Unicam electronics assembly industry products in Japan. Our subsidiary, Tecnomatix Unicam, Inc. also sells its eMPower solutions for the electronics industry under a cooperation and reselling agreement with Fuji Machine Manufacturing Ltd., a leading supplier of surface mounted technology assembly equipment and Autron Corporation Ltd., a leading supplier of integrated systems and surface mounted machines in Asia.

         We sell our products primarily to large corporations and our sales are subject to the fiscal and budgeting cycles of these companies. Accordingly, a large percentage of our sales occur in the fourth quarter, while sales in the first quarter are relatively slower.

COMPETITION

         We compete with other providers of MPM solutions in the industries we target. In addition, as a result of the consolidation in the product life-cycle management solution market, we have begun to compete with providers of product life-cycle management solutions who do not necessarily provide manufacturing process management solutions, as we do. While MPM solutions such as ours comprise an integral part of a broad product life-cycle management solution, companies seeking to provide full product life-cycle management solutions may choose to develop their own MPM solutions rather than incorporate third-party solutions such as ours. We expect that competition will increase as a result of any further consolidation in the market.

         Currently, significant companies in the product life-cycle management industry include SAP, Dassault, PTC and EDS. In addition, as the industry consolidates, newly-consolidated entities capable of offering broad product life-cycle management solutions may achieve greater prominence and obtain a competitive advantage in relation to customers seeking broad solutions. Accordingly, it may become increasingly important for us to partner with those consolidated entities. If we are unable to partner with some or all of those companies, or if the market does not accept the solutions provided by the companies with which we cooperate, our sales and revenues may decline.

         Dassault Systems, is currently our major competitor in the automotive and aerospace fields. Dassault has a partnership with IBM under which Dassault provides product data management (PDM), MPM and ERP solutions as part of IBM's product life-cycle management offering. Dassault has also acquired EAI-DELTA GmbH, a company that competes with our Planning applications solution. Dassault, as a result of its acquisitions, currently offers several products that compete with some of our products, and is expected to continue to offer additional competing products. Our other major competitors in the MPM domain include Unigraphics, which has recently announced an eFactory Business Unit. In the electronics assembly industry, our competitors include Datasweep, Inc., GenRad, Inc., Aegis Industrial Software, Inc. and Valor Computerized Systems Ltd. We also have a cooperation agreement with Unigraphics, whereby our tolerance inspection and analysis product is embedded in the Unigraphics environment.

         It is likely that as the markets we service continue to evolve, existing competitors may impose increased competitive pressures through acquisitions of complementary products and businesses, and there may be other market entrants. In addition, as a result of our movement into the MPM domain, we expect to face competition from companies offering other service-based Internet initiatives and other business-to-business Internet platforms for enterprise-wide activities. While these initiatives and platforms may not compete directly with our present and future products, they may compete by offering alternative solutions designed to enhance companies' supply chains and overall performance.

         Some of our existing competitors have, and prospective competitors may have, technical and financial resources, marketing and service organizations, expertise, customer bases and name recognition substantially greater than ours. In addition, some of our existing competitors have, and prospective competitors, particularly CAD vendors, may have, strong, established relationships with many of our existing and potential customers and may be able to offer combined CAD and CAPE internet-based solutions. Furthermore, should competition intensify, we may have to reduce our prices. If we are unable to compete successfully against our competitors or others, our business, financial condition and results of operations would be materially adversely affected.

         We believe that the main competitive factors affecting our business include:

-        technological leadership,

-        product performance,

-        customer base,

-        customer support,

-        price,

-        distribution channels and

- ability to respond quickly and effectively to emerging opportunities and demand.

         We believe that our major competitive advantages include:

-        our technologies,

- the extension of our solutions to include process planning, process data management and collaboration,

-        our clear focus on manufacturing,

- our product development strategy of addressing specific manufacturing activities,

- the ability of our solutions to integrate with our customers' CAD/PDM and ERP systems

-        proven customer acceptance,

- extensive experience with customers' production engineering and manufacturing environment,

-        broad customer base,

-        our technical support network, and

- our ability to provide end-to-end solutions to our customers through our Global Professional Services division.

         There can be no assurances that we will continue to maintain these advantages or that future competitive pressure will not adversely affect our business, financial condition, and results of operations.

STRATEGIC ALLIANCES

         As part of our attempt to offer a solution that is completely integrated with customers' IT environments, we seek to partner, where appropriate, with providers of complementary solutions that augment our MPM solutions. This strategy often will feature the integration of our solutions with the software or hardware of our partners. This integration benefits manufacturers by, among other things, facilitating a flow of information from the design process to the manufacturing planning and execution process. Furthermore, integration of software across disciplines enables the creation of a shared database for use and development by design engineers and production engineers.

         For example, in August 2001 we entered into a global strategic development and marketing agreement with SAP to integrate our eMPower MPM solution with SAP's product life-cycle management solution. This integration is designed to allow the bi-directional exchange of bill-of-materials and routing information between our and SAP's solutions, enabling, among other things, users of our eMPower solutions to plan and develop manufacturing processes on the basis of accurate and up-to-date Bill-of-Material information.

         Similarly, in April 2002, we announced a joint product development and marketing partnership agreement with Siemens Automation and Drives Group, a world leader in automation and drives and programmable logic controllers (PLC). The agreement is the third in a series of product development agreements Siemens has made with us over the past three years to launch a newly integrated virtual environment that streamlines the engineering process and provides a seamless path from process design to shop-floor automation. The new jointly developed eM-PLC product enables engineers to design manufacturing processes in a 3D virtual environment and then introduce control information into that virtual cell.

GLOBAL PROFESSIONAL SERVICES

         We believe that customer support is crucial both to the initial marketing of our products and to maintain customer satisfaction, which in turn enhances our reputation and aids in the generation of repeat orders. In addition, we believe that the customer interaction and feedback involved in our ongoing support functions provide us with information on market trends and customer requirements that is critical to future product development efforts.

         We created a Global Professional Services unit in the fourth quarter of 2000. This unit, which contains over 150 professionals located around the world, provides our clients with consulting and customization services, as well as deployment, training and on-going support, in order to allow our clients to more efficiently integrate our solutions within their systems. The unit was created as part of our transition from a tools-oriented provider to a provider of enterprise-wide solutions. These solutions require a higher degree of support to deploy and integrate with a customer's existing operations, due to their more comprehensive nature and enterprise-wide reach and impact.

         Generally, during the warranty period for our products, bug-fixing services are provided free of charge. Maintenance services, including bug-fixing service, software upgrades, enhancements and "hot-line" support for technical inquiries are provided through a one-year renewable maintenance contract for an annual fee which is generally 14% of the then current product list price. Approximately 20% of our revenues in 2001 were generated by the activities of our Global Professional Services unit.

INTELLECTUAL PROPERTY

         Our success is heavily dependent upon our proprietary manufacturing technologies. We rely on a combination of non-disclosure agreements with certain distributors, customers and employees, trade secrets and copyright laws, as well as technical measures, to establish and protect our proprietary technologies. We have no patents, and recognize that existing copyrights provide only limited protection. Moreover, not all countries provide legal protection of proprietary technology to the same extent as the United States. There can be no assurance that the measures taken by us to protect our proprietary technologies are or will be sufficient to prevent misappropriation of our technologies by unauthorized third parties or independent development of similar products or technologies by others.

         We do not believe that our products or the technologies embedded in our products infringe upon any proprietary rights of third parties. However, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of their merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements to secure the right to use or sell the contested technology or product. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. This could have a material adverse effect on our business, operating results and financial condition.

RESEARCH AND DEVELOPMENT

CORE TECHNOLOGIES AND ARCHITECTURE

         The eMPower solutions are based both on our new MPM technology and our core manufacturing simulation technology. The core manufacturing simulation technology includes unique capabilities of kinematics modeling, motion emulation, collision detection and simulation and uses the computational and display capabilities of 3D graphics workstations. This technology is open to users and third-party software developers enabling them to develop, in a relatively short time, products that address specific manufacturing activities utilizing our proprietary manufacturing simulation technology. The platform incorporates our integration capability, which allows the MPM software to continuously access the product model in the CAD/PDM database and the resources in the ERP systems without the need for data conversion. This integration allows interoperability of MPM and CAPE tools and full association of product and process design.

         To further enhance the integration of our products with CAD systems and shop-floor equipment, we pursue strategic alliances with leading providers of such products. In addition to our agreements with software providers such as PTC, SAP and Unigraphics, in March, 2001 we announced an agreement with RealityWave to integrate its streaming technology into our eMPower offering thereby enabling our customers to exchange large quantities of 3D manufacturing data over the web, even over low-bandwidth networks. In February 2002, we announced a partnership agreement with Intro GmbH, to offer a virtual reality environment with the MPM offering.

         Agreements that we have with shop-floor equipment suppliers such as Siemens, Carl Zeiss, Orbotech, Universal, and Mori Seiki, provide for integration with their shop-floor automation machines and capabilities such as off-line programming, execution and analysis of machine-program performance.

RESEARCH AND DEVELOPMENT OPERATIONS

         We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote, and intend to continue to devote, a significant portion of our personnel and financial resources to research and development. In addition, in order to successfully develop new and enhanced products, we seek to maintain close relationships with our customers and remain responsive to their needs. We strive to provide our customers with a comprehensive solution to their production engineering needs. We intend to continue to broaden our product offering to automate more production engineering tasks across a wide range of manufacturing activities throughout the industrial process.

           Our research and development efforts have ocurred both at our main research and development facility in Israel as well as at our subsidiaries' sites in California, New Hampshire, the Netherlands, France and Germany. We believe that we have established redundant development and support capabilities in locations outside Israel. We intend to integrate the efforts of these various research and development teams. Our product development teams include experts in advanced mathematical techniques, computer graphics, database and Internet technologies, computer science and mechanical, manufacturing and electronic engineering. Our research and development efforts have been financed through internal resources, programs sponsored by the Office of the Chief Scientist in Israel and other funding from third parties. See "Item 5: Operating and Financial Review and Prospects -Research and Development Grants."

REVENUES

The following chart is a three-year breakdown of our revenues by geographic area for the periods indicated:

                                                 2001                 2000                1999
                                                 ----                 ----                ----
                                                               (US$ in thousands)
Israel                                            $9                  $188                 $26
United States                                   24,809               26,689              26,744
Germany                                         22,665               24,794              26,259
France                                          10,260               11,088              10,021
Other European Countries                        10,490               9,989               12,330
Far-East                                        18,667               16,270              12,638
                                                ------               ------              ------
Total Revenues                                 $86,900              $89,018             $88,018
                                                =======             =======              =======


         The following chart is a three-year breakdown of our revenues by segments for the periods indicated:

                                                 2001                 2000               1999
                                                 ----                 ----               ----
                                                               (US$ in thousands)
e-Manufacturing                                 $66,454             $63,255             $70,384
Electronics                                      20,446              25,763              17,634
                                                -------             -------             -------
Total Revenues                                  $86,900             $89,018             $88,018
                                                =======             =======             =======

CONDITIONS IN ISRAEL

POLITICAL AND MILITARY CONDITIONS

         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. Since October 2000, there has been an increase in violence between Israel and the Palestinians. During the last several months the state of hostility has increased in intensity and in April 2002 Israel undertook military operations in several Palestinian cities and towns. It is possible that the situation may deteriorate further and may impact our operations in Israel.

         Despite peace-related developments, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business or financial condition in the future.

ECONOMIC CONDITIONS

         Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early- to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices and military conflicts. The Israeli Government has, for these and other reasons, intervened in the economy by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli Government has periodically changed its policies in all these areas. Although we derive most of its revenues outside of Israel, a substantial portion of our expenses are incurred in Israel and are affected by economic conditions in the country.

ARMY SERVICE

         Generally, all male adult citizens and permanent residents of Israel under the age of 40 are, unless exempt, required to perform up to 43 days of military reserve duty annually. Some of our officers and employees are currently obligated to perform annual reserve duty. Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances and some have been so called to active duty in April and May of 2002. While we have historically operated effectively under these requirements, we cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

C.    ORGANIZATIONAL STRUCTURE

      The following table lists information concerning the companies in the Tecnomatix organization. All the entities listed are direct or indirect subsidiaries of ours. The table lists entities by name, country of organization and our equity interest.

NAME                                               COUNTRY            OWNERSHIP
----                                               -------            ---------
Robcad Technologies (1980) Ltd.                    Israel                  100%
Robcad Ltd.                                        Israel                  100%
Tecnomatix Technologies Inc.                       US                      100%
Tecnomatix Unicam Inc.                             US                      100%
Tecnomatix Unicam GmbH                             Germany                 100%
Nihon Tecnomatix K.K.                              Japan                   100%
Zuken Tecnomatix K.K.                              Japan                    49%
Tecnomatix Technologies (Gibraltar) Ltd.           Gibraltar               100%

Tecnomatix Technologies SA                         Luxembourg              100%
Tecnomatix Europe S.A.                             Belgium                 100%
Tecnomatix GmbH                                    Germany                 100%
Tecnomatix Technologies GmbH & Co. KG              Germany                 100%
Tecnomatix S.A.R.L.                                France                  100%
Tecnomatix Technologies Espania S.L.               Spain                   100%

Tecnomatix Technologies Italia S.r.l.              Italy                   100%
Tecnomatix Technologies Ltd.                       UK                      100%
Tecnomatix Technologies Sweden AB                  Sweden                  100%
Tecnomatix Machining Automation B.V.               The Netherlands         100%
Tecnomatix Unicam France S.A.                      France                  100%
Tecnomatix Unicam UK Ltd.                          UK                      100%
Tecnomatix Unicam (S) Pte Ltd.                     Singapore               100%
Tecnomatix Unicam Taiwan Co., Ltd.                 Taiwan                  100%
Fabmaster China Limited                            Hong-Kong               100%
Tecnomatix Technologies (Shenzhen) Ltd.            China                   100%
View2Partner Inc.                                  US                      100%
View2Partner Israel Company Ltd.                   Israel                  100%

D.    PROPERTY, PLANTS AND EQUIPMENT

      We do not own any real property.

      We currently lease approximately 32,000 square feet of research and development, marketing and administrative facilities in Herzlia, Israel. The lease for most of this space expires in September 2002. The annual rent for the facility is approximately $545,000 and is linked to the changes in the Israeli consumer price index.

      Tecnomatix Technologies Inc. leases approximately 29,000 square feet of research and development, marketing and administrative facilities in Northville, Michigan and other locations in the United States. The lease for most of these spaces expires on various dates through February 2008. The aggregate annual rent for these facilities is approximately $675,000.

      Tecnomatix GmbH leases approximately 28,000 square feet of sales, marketing and administrative facilities in Frankfurt, Munich and Dusseldorf, Germany. The leases for most of these spaces expire on various dates through September 2005. The aggregate annual rent for these facilities is approximately $390,000.

      Tecnomatix Technologies GmbH leases approximately 25,000 square feet of research and development facilities in Stuttgart and Munich, Germany. The leases for most of these spaces expire on various dates through December 2004. The aggregate annual rent for these facilities is approximately $303,000.

      Tecnomatix-Unicam, Inc. leases approximately 28,000 square feet of research and development and sales and marketing facilities in Portsmouth, New Hampshire and Irvine, California, with an aggregate annual rent of approximately $601,000. The leases for these facilities expire on several dates through April 2004.

      Nihon Tecnomatix K.K. leases approximately10,000 square feet of sales and marketing facilities in Tokyo, Japan and Korea. The leases for these facilities expire on various dates through June 2002. The aggregate annual rent for these facilities is approximately $528,000.

      Unicam France S.A. leases approximately 8,000 square feet of research and development and sales and marketing facilities in Grenoble, France. The lease for these facilities expires in June 2006. The annual rent for these facilities is approximately $54,000.

      In addition, our sales and support subsidiaries occupy, in the aggregate, approximately 47,000 square feet in Germany, France, the United Kingdom, Belgium, Spain, Sweden, Italy, The Netherlands, Taiwan, Singapore China and Malaysia under leases expiring through December 2008 with a total annual rental of approximately $575,000.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of various factors, including those set forth in this annual report. The following discussion and analysis should be read in conjunction with "Item 3A: Selected Financial Data" and our consolidated financial statements and notes thereto incorporated by reference in this annual report.

A.    OPERATING RESULTS

OVERVIEW

       We derive revenues mainly from: (a) software license fees, and (b) services which include maintenance fees from upgrades and the provision of technical support for our software products, and fees from providing engineering, training, consulting, implementation and development services. Annual maintenance fees are generally 14% of the then current list price of our software products. It has been our experience that most of our customers elect to receive maintenance services from us on a continuing basis. We believe that revenues from maintenance fees, which have grown in recent years, should continue to increase as the installed base of our software products increases. Our revenue recognition policies are in conformity with the American Institute of Certified Public Accountants Statement of Position on Software Revenue Recognition (SOP97-2 as amended).

      Most of our revenues derive from repeat sales to existing customers. In 2001, approximately 82% of our revenues from software license fees derived from repeat sales, compared to 76% in 2000. We expect that repeat sales will continue to account for a significant part of our revenues in the future.

      Cost of software license fees consists principally of (a) amortization of capitalized software development costs; (b) royalties to the Office of the Chief Scientist of the Government of Israel; and (c) royalties to third parties for the use of software and technologies. Cost of services includes primarily the costs of salaries to engineers. We capitalize software development costs in accordance with Statement No. 86 of the Financial Accounting Standards Board
(FASB) and amortize such costs over the greater of (a) the amount computed using the ratio of current gross revenue for a product to the total of current and anticipated product revenue or (b) the straight-line basis over the remaining economic useful life of the related product, which is not more than three years.

      We are obligated to pay royalties to third parties pursuant to license agreements that allow us to use such parties' products and technologies in our products. Royalty expenses paid or accrued in 1999, 2000 and 2001 were $109,000, $350,000 and $488,000, respectively.

      In 2001, in light of the severe downturn in the economic environment and the slowdown in investments in information technologies, especially in the U.S. electronics industry, we initiated a program aimed at creating a leaner and more agile organization with suitable infrastructure in place to better serve our customers and support long-term revenue growth. As part of this program, we reduced excess personnel and capacity costs in order to align our operating expenses with current revenue levels. As a result, our operating expenses in 2001 decreased significantly as compared to the level of operating expenses in 2000.

      We market and sell our products and services in North America, Europe and Asia and derive a significant portion of our revenues from customers in Europe and Asia. We received 71% of our total revenues in 2001, 70% of our total revenues in 2000, 70% of our total revenues in 1999 and 74% of our total revenues in the three months ended March 31, 2002 in non-dollar currencies from sales to customers located outside of North America. Since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. In 1999, 2000 and 2001, decreases in Euro - U.S. dollar exchange rates adversely affected our results of operation. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operations.

      In June 2001, the U.S. Financial Accounting Standard Board issued Statement of Financial Accounting ("SFAS") No. 141, "Business Combinations", which supersedes Accounting Principals Board ("APB") Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises", and SFAS No. 142, "Goodwill and Other Intangible Assets" which supersedes APB Opinion No. 17, "Intangible Assets". SFAS No. 141 which applies to all business combinations initiated after June 30, 2001, requires that all business combinations be accounted for by the purchase method, modifies the criteria for recognizing intangible assets, and expands disclosure requirements. We do not expect the adoption of SFAS No. 141 to have a significant impact on our results of operations. SFAS No. 142, which is effective for fiscal years commencing after December 31, 2001, addresses the question of how acquired intangible assets should be accounted for in the financial statements upon their acquisition and thereafter. SFAS No. 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but rather tested for impairment. Impairment losses that arise due to initial adoption of SFAS No. 142 are to be reported as a change in accounting principle. As of December 31, 2001, we had goodwill in the net amount of $15,409,000. The application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in our operating income (a decrease in operating loss) of $3,632,000. We do not expect the initial adoption of SFAS No. 142 to result in any impairment losses.

      During 1999, we repurchased in open market transactions $6,000,000 principal amount of our 5.25% convertible notes at an aggregate purchase price of $4,200,000. In connection with the repurchase of these notes, we recognized an extraordinary gain in the amount of $1,450,000. During 2001, we repurchased in open market transactions $5,485,000 principal amount, of our 5.25% convertible notes at an aggregate purchase price of $3,986,000. In connection with the repurchase of these notes, we recognized an extraordinary gain in the amount of $1,393,000. Following the repurchases of notes made in 1998, 1999 and 2001, we had $43,765,000 principal amount outstanding of such notes as of May 31, 2002.

      In March 1999, we acquired all of the outstanding shares of Unicam Software, Inc., a company based in the U.S., for $25,787,000, which included $1,537,000 in transaction costs. The acquisition was accounted for as a purchase and the financial results of Unicam have been included in our consolidated financial statements since the date of acquisition. The purchase price has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to developed technology, core technology, assembled workforce and goodwill in the amounts of $2,197,000, $2,828,000, $997,000 and $9,344,000, respectively. The purchase price allocated to such intangible assets is being amortized over their estimated useful life, which is three years for developed technology, core technology and established workforce, and seven years for goodwill. However, in accordance with the recently issued accounting standards SFAS No. 141 and SFAS No. 142 which are discussed above, we no longer amortize goodwill, but rather subject it to periodic impairment tests. In connection with the acquisition, we recorded in the first quarter of 1999 a one-time non-recurring charge for in-process research and development and acquisition costs in the amount of $9,944,000.

      During 2000, we acquired all of the outstanding shares of Fabmaster S.A., a publicly-traded France-based leading provider of computer integrated software solutions for manufacturing and tests in the electronics industry, for $16,510,000, which included $1,310,000 in transaction costs. The acquisition was accounted for as a purchase and the financial results of Fabmaster have been included in our consolidated financial statements since the date of acquisition. The purchase price has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to developed technology, core technology, assembled workforce and goodwill in the amounts of $2,361,000, $1,964,000, $233,000 and $4,205,000, respectively. The purchase price allocated to such intangible assets is being amortized over their estimated useful life, which is three years for developed technology, core technology and established workforce, and seven years for goodwill. However, in accordance with the recently issued accounting standards SFAS No. 141 and SFAS No. 142 which are discussed above, we no longer amortize goodwill, but rather subject it to periodic impairment tests. In connection with the acquisition, we recorded in the first quarter of 2000 a one-time non-recurring charge for in-process research and development and acquisition costs in the amount of $5,250,000.

      In March 2002, we acquired the 5% minority share in Nihon Tecnomatix K.K., our Japanese subsidiary, not previously owned by us, resulting in total ownership of 100%, in exchange for waiving an outstanding loan in the amount of $227,000 (30 million Japanese Yen) given to the minority shareholder in September 2001. The excess of the purchase price over the estimated fair value of the net assets acquired, in the amount of $224,000 has been attributed to distribution channels and marketing rights, and will be amortized on a straight line basis over its estimated useful life.

CRITICAL ACCOUNTING POLICIES

     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are evaluated by us on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe that application of the following critical accounting policies entails the more significant judgements and estimates used in the preparation of our consolidated financial statements.

      Revenues. Our revenue recognition policy is significant because our revenues are a key component of our results of operations. Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. In addition, our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenues, however, certain judgments affect the application of our revenue policy. Our revenues are principally derived from the licensing of our software and the provision of related services. We recognize revenues in accordance with SOP97-2. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, the software product has been delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on vendor specific objective evidence ("VSOE"). We determine the VSOE for each element according to the price charged when the element is sold separately.

      In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. We perform on-going credit evaluations of our customers and adjust credits limits based upon payment history and the customer's current creditworthiness, as determined by our review of their current credit information. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required.

      Our software products generally do not require significant customization or modification, however, when such customization or modification is necessary, the revenue generated by those activities is deferred and recognized using the percentage of completion method.

      Service revenues include post-contract customer support, consulting and training. Post-contract customer support arrangements provide for technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from those arrangements are recognized ratably over the term of the arrangement, usually one year. Consulting services are recognized on a time and material basis, or in a fixed price contract, on a percentage of completion basis. Revenues from training are recognized as the services are provided.

      In recognizing revenues based on the rate of completion method, we estimate time to completion with revisions to estimates reflected in the period in which changes become known. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future services margins may be significantly and negatively affected or losses on existing contracts may need to be recognized.

      Capitalized Software Development Costs. We capitalize software development costs, in accordance with SFAS No. 86, subsequent to the establishment of technological feasibility and up to the time the software is available for general release to customers. Our policy on capitalized software development costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as a development expense or cost of license fees. We are required to use professional judgement in determining whether development costs meet the criteria for immediate expense or capitalization. Our judgement refers primarily to the establishment of technological feasibility and to on-going assessment of the recoverability of cost capitalized. We do that by considering certain external factors such as anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. In the years ended December 31, 1999, 2000 and 2001, we capitalized software development costs in the amount of $6,351,000, $7,294,000 and $5,103,000, respectively (23%, 22% and 18% of gross research and development costs, respectively). We amortize software development costs on a product-by-product basis when the product is available for general release. In the years ended

December 31, 1999, 2000 and 2001, amortization of capitalized software development costs reported under cost of software license fees, amounted to $3,307,000, $3,479,000 and $5,060,000, respectively (4%, 4% and 6% of total revenues, respectively). We continue to evaluate the recoverability of capitalized software development costs year-by-year.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

      Revenues. In 2001, revenues decreased by 2% to $86,900,000 from $89,018,000 in 2000. Revenues from the e-Manufacturing division increased by 5% to $66,454,000 from $63,255,000 and accounted for 76% of total revenues compared to 71% of total revenues in 2000. The increase in revenues from this division is mainly attributable to the acceptance of our new MPM solutions, which were introduced in 2000, by existing customers as well as to the adoption of these solutions by new customers in the U.S. and in the Far East. The increase in revenues from those customers was partially offset by a decrease in revenues from Europe, where the sales cycle of our MPM solutions proved to be longer than in the U.S. and in the Far East. Accordingly, revenues from Europe decreased by 5% and accounted for 57% of total revenues from the e-Manufacturing division, compared to 63% in 2000. Revenues from the U.S. increased by 26% and accounted for 19% of total revenues from the e-Manufacturing division compared to 16% in 2000. Revenues from the Far East increased by 19% and accounted for 25% of total revenues from the e-Manufacturing division, compared to 22% in 2000.

      Revenues from our Electronics division decreased by 21% to $20,446,000 from $25,763,000 in 2000 and accounted for 24% of total revenues, compared to 29% of total revenues in 2000. The decrease in revenues from this division is mainly attributable to the downturn in the electronics industry, especially in the U.S. Revenues from Europe decreased by 9% and accounted for 29% of total revenues from the Electronics division, compared to 25% in 2000. Revenues from the U.S. decreased by 27% and accounted for 60% of total revenues, compared to 65% in 2000. Revenues from the Far East decreased by 10%, however these revenues accounted for 11% of total revenues, compared to 10% in 2000, due to the decrease in revenues from other geographic areas.

      In 2001, revenues generated from software license fees decreased by 18% to $42,316,000, or 49% of total revenues, from $51,699,000, or 58% of total revenues in 2000. Service revenues increased by 19% in 2001 to $44,584,000 or 51% of total revenues, from $37,319,000, or 42% of total revenues in 2000. The increase in service revenues reflects growth in maintenance fees relating to our increased number of installed software products, as well as increasing demand for consulting services in connection with our MPM solutions. The decrease in software license fees, both on an absolute and a percentage basis, reflects the increased demand for MPM solutions in which the services portion of the revenues is relatively higher than that of the software license fees.

      Cost of Software License Fees. In 2001, cost of software license fees increased by 36% to $7,851,000, or 9% of total revenues, from $5,764,000, or 6% of total revenues in 2000. This increase resulted primarily from an increase in amortization of capitalized software development costs which totaled $5,060,000, compared to $3,479,000 in 2000. The increase in amortization of software development costs is related to the completion of major research and development projects during 2001 and the release of those projects to customers.

      Cost of Services. In 2001, cost of services increased by 14% to $15,268,000, or 18% of total revenues, from $13,354,000 or 15% of total revenues in 2000, reflecting mainly the growth in maintenance services due to our growing installed base of customers and increased demand for consulting services.

      Amortization of Acquired Intangibles. In 2001, amortization of acquired intangibles, primarily goodwill and developed software products, decreased slightly to $7,758,000 from $7,801,000 in 2000.

      Research and Development, Net. In 2001, gross research and development costs decreased by 14% to $28,333,000, or 33% of revenues, from $33,030,000 or 37% of revenues in 2000. This decrease is due to the reduction in research and development personnel that resulted in lower payroll expenses and related benefits. The reduction in personnel was part of our program to refocus on our core business. In connection with this program, we concentrated our research and development efforts on our core business, thereby enabling a further reduction in research and development costs.

      Capitalized software development costs decreased by 30% to $5,103,000, or 6% of revenues, from $7,294,000, or 8% of revenues in 2000, primarily in connection with the reduction of research and development costs. Capitalized software development costs, as a percentage of gross research and development expenses, decreased to 18% in 2001 from 22% in 2000.

      Third-party participation in research and development costs decreased to $4,014,000 from $4,988,000 in 2000. Third party participation in research and development costs, as a percentage of gross research and development costs, decreased to 14% in 2001 from 15% in 2000, reflecting mainly the decrease in participation in research and development activities in Israel.

      Net research and development costs decreased by 7% to $19,216,000, or 22% of revenues, in 2001 from $20,748,000, or 23% of revenues in 2000.

      Selling and Marketing. In 2001, selling and marketing expenses decreased by 12% to $44,624,000, or 51% of revenues, compared to $50,737,000, or 57% of revenues in 2000. This decrease mainly reflects our strategy to focus on our target market industries and territories, thereby facilitating the reduction in selling and marketing personnel which resulted in lower payroll expenses, commissions and related benefits.

      General and Administrative. In 2001, general and administrative expenses decreased by 20% to $4,855,000, or 6% of revenues, from $6,037,000, or 7% of revenues in 2000. This decrease is mainly attributed to the reduction in general and administrative personnel which resulted in lower payroll expenses and related benefits.

      Restructuring and Asset Impairment. In 2001, we recorded a one-time non-recurring charge of $1,843,000, related to the termination of employees and the reduction in leased office space and equipment in certain offices, pursuant to a program aimed at reducing our operating expenses. As part of this program we also impaired software development costs in the amount of $316,000. Those costs had previously been capitalized in connection with a software product with respect to which we have decided to cease all activities.

      Operating Income (Loss). In 2001, operating loss decreased by 30% to $(14,515,000) from $(20,673,000) in 2000. Operating loss from the
e-Manufacturing division in 2001 was $(1,530,000) compared to operating loss of $(9,336,000) in 2000, reflecting an increase in revenues and a significant decrease in operating expenses. Operating loss from the Electronics division in 2001 increased by 15% to $(12,985,000) from $(11,337,000) in 2000, reflecting the decrease in revenues from that division.

      Financial Income (Expense), Net. In 2001, net financial income (expense) decreased to $(202,000) from $1,348,000 in 2000. The decrease was attributable mainly to the decrease in interest rates during 2001 compared to the interest rate at which we issued our convertible notes.

      Taxes on Income. In 2001, we recorded a provision for income tax in the amount of $54,000 compared to $505,000 in 2000. In 2001, provision for current taxes in Israel and in non-Israeli subsidiaries amounted to $(133,000) and provision for deferred taxes amounted to $187,000. In 2000, provision for current income taxes in Israel and in non-Israeli subsidiaries amounted to $219,000 and provision for deferred taxes amounted to $286,000.

      Share in Loss of Affiliated Company. In 2001, we recorded losses in the amount of $532,000 from our equity share in an affiliate company, compared to $131,000 in 2000.

      Minority Interest in Net Loss of Subsidiary. The interest of minority shareholders in the net losses of Nihon Tecnomatix during 2001 was $0 compared to $2,000 in 2000.

      Extraordinary Gain from Repurchase of Convertible Notes. In 2001, we recorded an extraordinary gain in the amount of $1,393,000 from the repurchase of $5,485,000 aggregate principal amount of our 5.25% convertible notes, reflecting primarily the excess of this principal amount over the amount paid and proportionate share of offering expenses. No extraordinary gain from the repurchase of convertible notes was recorded in 2000.

      Net Income (Loss). In 2001, excluding the extraordinary gain of $1,393,000 in connection with the repurchase of convertible notes, our net loss was $(15,303,000), or 18% of revenues, compared to a net loss of $(14,709,000), or 17% of revenues, excluding a non-recurring charge of $5,250,000 in 2000. Including the extraordinary gain, the net loss for 2001 was $(13,910,000), compared to a net loss in 2000 of $(19,959,000), including the non-recurring charge. In 2001, excluding extraordinary gain, diluted loss per share was $(1.48) based on an average number of shares outstanding of 10,366,125, compared to diluted loss per share of $(1.44) in 2000, based on an average number of shares outstanding of 10,224,737, excluding the non-recurring charge. Including the extraordinary gain in 2001 and the non-recurring charge in 2000, diluted loss per share in 2001 was $(1.35) compared to $(1.95) in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

      Revenues. In 2000, revenues increased by 1% to $89,018,000 from $88,018,000 in 1999. Revenues from the e-Manufacturing division decreased by 10% to $63,255,000 from $70,384,000 and accounted for 71% of total revenues compared to 80% of total revenues in 1999. The decrease in revenues from this division is mainly attributable to the shift of our sales and marketing efforts from our historical client-based solutions focusing on specific manufacturing activities to our MPM solutions, which resulted in a slowdown in sales of our traditional products. In addition, the sales cycle for our new MPM solutions is generally longer than that of our historical client-based products and the acceptance of our new MPM products was slower than initially expected. Revenues from Europe decreased by 10% and accounted for 63% of total revenues from the e-Manufacturing division both in 2000 and 1999. Revenues from the U.S. decreased by 28% and accounted for 16% of total revenues from the e-Manufacturing division compared to 19% in 1999. Revenues from the Far East increased by 9% and accounted for 22% of total revenues from the e-Manufacturing division compared to 18% in 1999. The decreases in the geographical segments were generally due to the shift in our products and the change in our sales cycle.

      Revenues from the Electronics division increased by 46% to $25,763,000 from $17,634,000 in 1999 and accounted for 29% of total revenues compared to 20% of total revenues in 1999. The increase in revenues from this division is mainly attributable to (a) the acquisition of Fabmaster and the inclusion of its revenues in our consolidated revenues since the date of acquisition, (b) the establishment of a sales and marketing organization in the Far East dedicated to Electronics division products and (c) the growth in our sales to the electronics industry in the U.S. Revenues from Europe increased by 42% and accounted for 25% of total revenues from the Electronics assembly compared to 26% in 1999. Revenues from the U.S. increased by 28%, however these revenues accounted for 65% of total revenues compared to 74% in 1999, due to growth in revenues from other areas. Revenues from the Far East accounted for 10% of total revenues from the Electronics division compared to none in 1999.

      In 2000, revenues generated from software license fees decreased by 10% to $51,699,000, or 58% of total revenues, from $57,444,000, or 65% of total revenues in 1999. Service revenues from increased by 22% in 2000 to $37,319,000 or 42% of total revenues, from $30,574,000, or 35% of total revenues in 1999. The increase in service revenues reflects growth in maintenance fees from our increased number of installed software products, as well as increasing demand for consulting services.

      Cost of Software License Fees. In 2000, cost of software license fees increased by 15% to $5,764,000, or 6% of total revenues, from $5,003,000, or 6% of total revenues in 1999. This increase resulted primarily from an increase in royalties accrued for or paid to the Office of the Chief Scientist of the Government of Israel for participating in research and development activities, and to third parties for the use of software and technologies, which totaled $1,893,000, compared to $1,537,000 in 1999.

      Cost of Services. In 2000, cost of services increased by 44% to $13,354,000, or 15% of total revenues, from $9,251,000 or 11% of total revenues in 1999, reflecting mainly the growth in maintenance services due to the growing installed base and increased demand for consulting services.

      Amortization of Acquired Intangibles. In 2000, amortization of acquired intangibles, primarily goodwill and developed software products, increased to $7,801,000 from $4,434,000 in 1999. This increase resulted primarily from amortization of intangibles acquired in the Fabmaster acquisition in the first quarter of 2000.

      Research and Development, Net. In 2000, gross research and development costs increased by 20% to $33,030,000, or 37% of revenues, from $27,543,000 or 31% of revenues in 1999. This increase is due to the continuous efforts invested in the development of the Electronics division products and our MPM applications.

      Capitalized software development costs increased by 15% to $7,294,000, or 8% of revenues, from $6,351,000, or 7% of revenues in 1999, primarily in connection with the development of the eM-Workplace, eM-Planner and the Electronics division products. Capitalized software development costs, as a percentage of gross research and development expenses, decreased slightly to 22% in 2000 from 23% in 1999.

      Third-party participation in research and development costs increased to $4,988,000 from $4,741,000 in 1999. Third party participation in research and development costs, as a percentage of gross research and development costs, decreased to 15% in 2000 from 17% in 1999, reflecting mainly an increase in research and development activities in Israel.

      Net research and development costs increased by 26% to $20,748,000, or 23% of revenues, in 2000 from $16,451,000, or 19% of revenues in 1999.

      Selling and Marketing, Net. In 2000, net selling and marketing expenses increased by 29% to $50,737,000, or 57% of revenues, compared to $39,333,000, or 45% of revenues in 1999. This increase mainly reflects costs associated with new direct sales personnel and extension of the sales infrastructure in connection with our MPM sales efforts. The increase of the relative share of selling and marketing expenses out of our revenues is due to the larger increase in selling and marketing expenses in comparison with the increase in our revenues in 2000.

      General and Administrative. In 2000, general and administrative expenses increased by 22% to $6,037,000, or 7% of revenues, from $4,932,000, or 6% of revenues in 1999. This increase is mainly attributed to payroll, bonuses and management fees associated with key officers and executives.

      In Process Research & Development and Acquisition Costs. In 2000, we recorded a one-time non-recurring charge of $5,250,000, related to the acquisition of Fabmaster. The charge resulted from the write-off of acquired in-process research and development that has not reached technological feasibility. In 1999, we recorded a one-time non-recurring charge of $9,944,000 related to the acquisition of Unicam. The charge included the write-off of acquired in-process research and development that has not reached technological feasibility in the amount of $9,207,000 and the write-off of capitalized software development costs in the amount of $737,000, resulting from our determination to discontinue the use of some of our technologies following the acquisition of Unicam.

      Operating Income (loss). In 2000, operating loss increased by 1,454% to $(20,673,000) from $(1,330,000) in 1999. Excluding the one-timenon-recurring charges of $5,250,000 in 2000 and $9,944,000 in 1999, operating loss in 2000 was $(15,423,000) compared to an operating income of $8,614,000 in 1999. Operating loss from the e-Manufacturing division in 2000 was $(9,336,000) compared to operating income of $3,734,000 in 1999, reflecting a decrease in revenues in the US and Europe and an increase in operating expenses. Operating loss from the Electronics division in 2000 increased by 95% to $(11,337,000) from $(5,064,000) in 1999, reflecting an increase in operating expenses.

      Financial Income (Expense), Net. In 2000, net financial income decreased by 25% to $1,348,000, or 2% of revenues, from $1,791,000, or 2% of revenues in 1999. The decrease was attributable mainly to the use of funds to finance the acquisition of Fabmaster.

      Taxes on Income. In 2000, we recorded a provision for income tax in the amount of $505,000 compared to $579,000 in 1999. In 2000, provision for current taxes in Israel and in non-Israeli subsidiaries amounted to $219,000 and provision for deferred taxes amounted to $286,000. In 1999, provision for current income taxes in Israel and in non-Israeli subsidiaries amounted to $489,000 and provision for deferred taxes amounted to $90,000.

      Share in Loss of Affiliated Company. In 2000, we recorded losses in the amount of $131,000 from our equity share in an affiliate company.

      Minority Interest in Net Loss of Subsidiary. The interest of minority shareholders in the net losses of Nihon Tecnomatix during 2000 was $2,000 compared to $22,000 in 1999.

      Extraordinary Gain from Repurchase of Convertible Notes. In 1999, we recorded an extraordinary gain in the amount of $1,450,000 from repurchase of $6,000,000 aggregate principal amount of our 5.25% convertible notes, reflecting primarily the excess of this principal amount over the amount paid and proportionate share of offering expenses. No extraordinary gain from repurchase of convertible notes was recorded in 2000.

      Net Income (Loss). In 2000, excluding the non-recurring charge of $5,250,000, net loss was $(14,709,000), or 17% of revenues, compared to net income of $9,848,000, or 11% of revenues, excluding the non-recurring charge of $9,944,000 and before the extraordinary gain of $1,450,000 in connection with the repurchase of convertible notes in 1999. Including the non-recurring charge, net loss for 2000 was $(19,959,000), compared to net income of $1,354,000, including the non-recurring charge and extraordinary gain in 1999. In 2000, excluding non-recurring charges, diluted loss per share was $(1.44) based on an average number of shares outstanding of 10,224,737, compared to diluted earnings per share of $0.95 in 1999, based on an average number of shares outstanding of 10,403,719, excluding non recurring charges and before an extraordinary gain. Including the non-recurring charge and before an extraordinary gain, diluted loss per share in 2000 was $(1.95) compared to $(0.01) in 1999.

IMPACT OF INFLATION AND FOREIGN CURRENCY FLUCTUATION

      Although a majority of our sales are made (and a substantial amount of our expenses are incurred) outside Israel in local currencies, a portion of our expenses are incurred in Israel in transactions denominated in New Israeli Shekels (NIS). The dollar cost of our operations in Israel is impacted by several factors including (a) the rate of inflation in Israel, (b) the devaluation of the NIS relative to the dollar in comparison to the rate of inflation, and (c) the timing of such devaluation. Consequently, we may experience a material adverse effect should the rate of the devaluation of the NIS relative to the dollar significantly lag behind the rate of inflation in Israel. In 1997, 1998, 2001 and the first six months of 2002, the rate of devaluation exceeded the rate of inflation. This trend was reversed in 1999 and 2000 during which our dollar cost of operations in Israel was adversely affected since the rate of inflation generally exceeded the devaluation of the NIS against the dollar. Accordingly, we have purchased certain NIS bonds which are linked to the CPI in order to hedge the exposure to effects of inflation in Israel. In addition, as our revenues and costs outside the U.S. are generally denominated in local non-dollar currencies, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. Thus, an increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in such currency, and a decrease in the value of such currency relative to the dollar will decrease the dollar reporting value for such transactions. This effect on the dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our costs. See "- Overview" above and "Item 11: Disclosure about Market Risk."

EFFECTIVE CORPORATE TAX RATE

      We and each of our subsidiaries are subject to corporate taxes in various countries in which they operate. We are currently most significantly affected by corporate taxes in Israel where we recently received a final tax assessment through the tax year ended December 31, 1999. We believe that our effective tax rate in Israel would have been approximately 14% for the year ended December 31, 2001, had we not utilized our loss carryforwards in Israel. As of December 31, 2001 we had approximately $680,000 loss carryforwards in Israel. As of December 31, 2000, we have approximately $18,676,000 in net operating loss carryforwards in the U.S. We expect that as our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

      We currently have eleven Approved Enterprise programs, under the Israeli Law for the Encouragement of Capital Investments, 1959, which programs commenced operation between 1993 and 1998. Consequently, we are eligible for certain Israeli tax benefits. Income derived from our Approved Enterprise programs is exempt from tax for a period of either two or four years, commencing in the first year in which we generate taxable income from such Approved Enterprise and is subject to a reduced tax rate of 15% for a further eight or six years, respectively. See Note 13 of the notes to our consolidated financial statements included elsewhere in this annual report.

B.    LIQUIDITY AND CAPITAL RESOURCES

      We have met our financial obligations primarily through funds provided by operations and by research and development grants, which are discussed in Item 5C below. Additional cash resources were generated from the issuance in August 1997 of our 5-1/4% convertible notes in an aggregate principal amount of $97,750,000.

      In connection with the August 1997 convertible notes offering, we incurred related issuance expenses of $3,104,000. These expenses are recorded as deferred expenses and are amortized using the straight-line method over the life of the notes. The notes bear interest at 5.25% per annum, payable semi-annually and mature on August 15, 2004. The notes are convertible into ordinary shares at any time at or before maturity, unless previously redeemed, at a conversion price of $42.39 per share, subject to adjustment in certain events. We may, at our option, redeem the notes on or after August 18, 2000, in whole or in part, at certain redemption prices. Following the repurchases of an aggregate $42,500,000, $6,000,000 and $5,485,000 principal amount of the notes in 1998,
1999 and 2001, respectively, at aggregate purchase prices of approximately $29,203,000, $4,200,000 and $3,986,000, we had, as of May 31, 2002, an aggregate
$43,765,000 principal amount of the notes outstanding. We anticipate needing to raise additional funds to repay amounts due upon of the maturity of the notes either through additional borrowings or through the sale of securities. In the event that we seek to raise funds through additional borrowings, we may be required to borrow on terms or at interest rates that are less favorable to us than the terms and rates applicable to our current outstanding debt. This would result in increased financial expenses.

      As of December 31, 2001, our cash and cash equivalents and short-term investments totaled $51,185,000 compared to $58,745,000 as of December 31, 2000. This decrease was primarily the result of the use of cash to repurchase convertible notes, to purchase certain software technology rights and to invest in additional property and equipment. As of December 31, 2001, working capital was $57,758,000 and total assets were $123,379,000 compared to $67,523,000 and $149,318,000, respectively as of December 31, 2000. We believe that our cash, short-term investments and funds generated from operations and research and development grants will be sufficient to finance our operations for at least the next twelve months. However, because we depend mostly on our revenues to fund our operating activities, if our revenues were to decrease, whether due to a continued slowdown in the industries in which we operate, our sales decreasing as a result of evolving industry standards and rapid technological changes that could result in our products being no longer in demand, our failure to retain our customers or for any other reason, we may need to reduce our operating expenses, including possibly through additional reductions in personnel, or use more of our cash reserves to fund operating expenses. Similarly, in the event that the amounts we receive from research and development grants decline, we may need to reduce operating expenses or utilize more of our cash reserves.

      Our trade receivables, net of allowance for doubtful accounts on December 31, 2001 totaled $23,110,000 compared to $30,304,000 on December 31, 2000. The collection cycle has significantly decreased during 2001 compared to 2000, due to our successful continuous focus on collection. We believe that generally, the quality of receivables remained unchanged and we will continue our efforts to lower the collection cycle.

      Concentration of credit risk. Financial instruments that potentially subject us to concentration of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Our cash and cash equivalents and short-term investments are invested in deposits with major banks in the United States, Europe and Israel. We believe that the financial institutions holding our cash funds are financially sound, and that minimal credit risk exists with respect to our marketable securities, which consist of debt securities of the Government of Israel and highly-rated corporate bonds. Our accounts receivable are generated from a large number of customers, mainly large industrial corporations and their suppliers, located in Europe, the United States and the Far East. We perform ongoing evaluations of our accounts receivable and maintain an allowance for doubtful accounts which we believe is adequate to cover all anticipated losses with respect to our accounts.

Contractual                      Payments due by Period
Obligations                        (US$ in thousands)
                     Total   Less than  1-3       4-5      After 5
                               1 Year   Years    Years      Years
Long-Term Debt     $43,765   ---        $43,765   ---        ---
Operating Leases   $11,152   $4,336     $4,351    $2,223     $242
Unconditional      $15,169   $15,169    ---       ---        ---
purchase
Obligations
Total Contractual  $70,086   $19,505    $48,116   $2,223     $242
Cash Obligations


      Derivative Financial Instruments. In 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities (collectively referred to as SFAS No. 133). The initial adoption did not have an impact on our shareholders' equity. SFAS133 requires that all derivatives be recorded in the balance sheet at fair value. If certain conditions are met, a derivative may be designated as a hedge of exposures to changes in fair value, cash flows or foreign currency exchange rates. The accounting for changes in the fair value of such derivative instruments depends on the intended use of the derivative and the nature of any hedge designation thereon. We generally use derivatives to reduce our exposure to foreign currency risks stemming from various assets and liabilities. In 1999, 2000 and 2001, 70%, 70% and 71% of our revenues, respectively, were denominated in non-dollar currencies. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We, therefore, use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable denominated in non-dollar currencies. The counterparties to our forward contracts are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts related to credit risks is remote and that any losses would be immaterial. As of December 31, 2001, we had certain forward contracts for periods ending March 2002, as follows:

- Obligation to sell Japanese Yen 518,000,000 for a total of $4,198,000;

- Obligation to sell Euro 9,200,000 for a total of $8,108,000;

- Obligation to sell Singaporean Dollar 5,294,000 for a total of $2,863,000.

      Related Party Transactions. In July 1999 we entered into an agreement with A.T.L. Management Services Ltd. ("A.T.L"), formerly known as S.H.A. Venture Management Services Ltd., a company in which Shlomo Dovrat, our Vice Chairman of the Board, Harel Beit-On, our Chairman of the Board, President and Chief Executive Officer, and Avi Zeevi, a member of our Board, each have beneficial interests. Our agreement with A.T.L. provides for an annual management fee of $400,000 in consideration for strategic management and business and financial consulting services to be provided by A.T.L. In 2001 we paid A.T.L. management fees in the amount of $400,000.

C.    RESEARCH AND DEVELOPMENT, PATENTS, LICENSES, ETC.

      We conduct our research and development operations primarily in Israel, U.S., Germany and France. Our research and development efforts have been financed through internal resources, through programs sponsored by the Chief Scientist of the Government of Israel and through grants from other third parties. In the years ended December 31, 1999, 2000 and 2001, our gross research and development expenditures were $27,543,000, $33,030,000 and $28,333,000, respectively (31%, 37% and 32% of total revenues, respectively). In 1999, 2000 and 2001, the Chief Scientist of the Government of Israel provided participation financing for research and development efforts of $3,140,000, $2,500,000 and $1,244,000, respectively (11%, 8% and 4% of total research and development expenses, respectively). Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist programs approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months.

      The Government of Israel does not own proprietary rights in the technology developed using its funding and there is no restriction on the export of the products manufactured using the technology. Certain restrictions with respect to the technology do apply, however, including the obligation to manufacture the product based on such technology in Israel and to obtain the Chief Scientist's consent for the transfer of the technology to a third party. If the Chief Scientist consents to the manufacture of the products outside Israel, applicable regulations would require the payment of increased royalties, ranging from 120% up to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture. These restrictions continue even if we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate participation payments received to date, we expect that we will continue to pay royalties to the Chief Scientist on sales of our products and related services for the foreseeable future. In the years ended December 31, 1999, 2000 and 2001, we paid or accrued royalties to the Chief Scientist in the amount of $1,428,000, $1,543,000 and $1,504,000, respectively. From time to time provisions of Israeli law relating to the terms of the Chief Scientist participation have been amended and may be further amended in the future. In addition, the Chief Scientist budget has been subject to reductions and such reductions may affect the availability of funds for chief scientist participation in the future. Such amendments or reductions in budgets could have a material adverse effect on our business, financial condition and results of operations.

      In addition to royalty-bearing grants from the Office of the Chief Scientist we participate in a program sponsored by the Office of the Chief Scientist that is intended to develop generic technologies for use by Israeli high-technology companies. As part of this program, we are a member of a research consortium comprised of several Israeli high-technology companies that are engaged in the development of software tools for industrial processes. The Office of the Chief Scientist contributes 66% of the approved research and development budget for the research consortium and the members of the research consortium contribute the remaining 34%. No royalties are payable to the Israeli government in relation to products or other developments attributable to this funding. Expenses in excess of the approved budget are borne by the consortium members. In general, any consortium member that develops technology in the framework of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right to utilize and implement such technology without having to pay royalties to the developing consortium member. As of December 31, 2001, we have recognized $4,660,000 in grants from the Office of the Chief Scientist in connection with the consortium.

      In 1994, we entered into an agreement with the Binational Industrial Research and Development Fund ("BIRD-F") for a development project conducted by Tecnomatix and its wholly owned U.S. subsidiary, Tecnomatix Technologies, Inc. We are eligible, subject to certain conditions, to receive grants from BIRD-F upon progress of such development project. Under the terms of the BIRD-F grant, we are obligated to pay royalties of 5% of the revenues derived from sales of products developed in this project, up to 150% of the amount granted. The total amount received, net of royalties paid or accrued as at December 31, 2001, was $317,000. Royalty expenses to the BIRD-F in the year ended December 31, 2001 were $12,000. In January 2002, we entered into an agreement with BIRD-F for a development project conducted by Tecnomatix and its wholly owned U.S. subsidiary, Tecnomatix Unicam, Inc.. We are eligible, subject to certain conditions, to receive grants from BIRD-F upon progress of such development project. Under the terms of the BIRD-F grant, we are obligated to pay royalties of 5% of the revenues derived from sales of products developed in this project, up to 150% of the amount granted.

D.    TREND INFORMATION

      Our quarterly results of operations may be subject to significant fluctuations due to several factors, primarily the timing of large orders, which represent a significant percentage of our revenues, and other factors, including customer budget cycles, the low level of business activity during the summer months in the European market, the timing of new product announcements, the release of new products by us and our competitors and the effective provision by us of customer support.

      In addition, our results of operations and financial condition may be affected by various other factors discussed in "Item 3D: Risk Factors" including the length of our sales cycle, market acceptance of our e-Manufacturing suite of applications, changes in political, military or economic conditions in Israel, general slowing of local or global economies and decreased economic activity in one or more of our target industries.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      Our directors and executive officers are listed below, together with brief accounts of their business experience and certain other information.

NAME                       AGE          POSITION
----                       ---          --------
Harel Beit-On              42           Chairman of the Board of
                                        Directors(3), President and Chief
                                        Executive Officer
Shlomo Dovrat(1)           42           Vice Chairman of the Board of
                                        Directors
Dr. Meir Barel(1)          52           Director
Kenneth J. Bialkin(2)      72           Director
Gerald B. Cramer(2)        71           Director
Aharon Dovrat(1)(2)        70           Director
Prof. Michel Theys         67           Director
Arie Rosenfeld             58           Director
Motti Weiss                52           Director
Avi Zeevi                  51           Director
Talia Livni(1)(2)          59           Director
Oren Steinberg             34           Executive Vice President and Chief
                                        Financial Officer
Alex Shapira               44           Executive Vice President of Product
                                        Operations
Amir Livne                 41           Executive Vice President of Industry
                                        Marketing
Olivier Leteurtre          39           Executive Vice President of Sales &
                                        Field Operations
Israel Levy                42           Chief Executive Officer of Tecnomatix
                                        Unicam Inc.

(1)   Member of the Compensation Committee

(2)   Member of the Audit Committee

(3)   Subject to the approval of our stockholders, as required by the Companies
      Law.

      HAREL BEIT-ON has served as Chairman of the Board of Directors since 2001, as President of Tecnomatix since 1995, as Chief Executive Officer since 1996 and as a director since 1999. From 1994 to 1996, Mr. Beit-On served as Chief Operating Officer of Tecnomatix. Between 1991 and 1994, Mr. Beit-On served as Executive Vice President of Sales and Engineering of Tecnomatix. From 1988 to 1991, Mr. Beit-On served as the President of Tecnomatix's United States sales and support subsidiary. From 1985 to 1988, Mr. Beit-On served in various marketing positions with Tecnomatix.

      SHLOMO DOVRAT is the founder of Tecnomatix and has served as a director of Tecnomatix since its inception and as its Chairman of the Board of Directors from 1995 to 2001. Mr. Dovrat served as the Chief Executive Officer and President of Tecnomatix from its inception to 1996 and 1995, respectively. Mr. Dovrat served as a director, President and Chief Executive Officer of Oshap from 1983 until 1999. Mr. Dovrat is now a founding partner in several high-tech Venture Capital funds including Carmel Software Fund and Dor Ventures Fund, and he is also a partner in Dovrat & Co., a privately held investment group. Shlomo Dovrat is Aharon Dovrat's son.

      DR. MEIR BAREL has served as a director of Tecnomatix since 1989. Dr. Barel has served as the managing partner of Star Ventures Management, a venture capital company headquartered in Munich with offices in Tel-Aviv since 1992. From 1986 to 1992, Dr. Barel was an investment manager and later a managing partner of TVM Techno Venture Management GmbH & Co. KG, Munich. Prior to 1986, Dr. Barel worked in various German and Israeli companies in the factory automation, computer chip design and data communications fields. Dr. Barel is a director of Alvarion Ltd. and Chiaro Networks Ltd.

      KENNETH J. BIALKIN has served as a director of Tecnomatix since 1993. Mr. Bialkin has been a partner of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to Tecnomatix for more than the past five years. Mr. Bialkin is a director of Municipal Assistance Corporation for the City of New York, CitiGroup, Inc. and Sapiens International Corporation N.V.

      GERALD B. CRAMER has served as a director of Tecnomatix since 1996. Mr. Cramer is a co-founder and has been Chairman of CRM LLC since 1973. Prior to co-founding CRM LLC., Mr. Cramer was a senior partner at Oppenheimer & Company. Mr. Cramer serves on the board of directors of Teatown Lake Reservation, the Board of Trustees at Syracuse University and serves on its Investment Committee. Mr. Cramer is a former trustee of St. Joseph's Medical Center. Mr. Cramer earned a BSc from Syracuse and attended the University of Pennsylvania Wharton Graduate School of Finance. Mr. Cramer served as a Lieutenant in the United States Navy.

      AHARON DOVRAT has served as a director of Tecnomatix since 1989 and served as Chairman of the Board of Directors of Tecnomatix from 1989 to February 1995. Until 1991, Mr. Dovrat served as Managing Director of Clal (Israel) Ltd., one of Israel's largest public investment companies. From 1991 until 1998, Mr. Dovrat was the founder, principal shareholder and Chairman of Dovrat, Shrem & Co., an investment-banking firm established in 1991. Mr. Dovrat currently serves as Chairman of Dovrat & Co., a private investment company, chairman of Isal Amlat Ltd., a publicly traded investment company, chairman of Breezecom Ltd., a publicly traded wireless telecommunications equipment company, and chairman of Cognifit Ltd. Mr. Dovrat also serves as board member of DS Polaris Ltd., Delta Galilee Industries Ltd., ESC Medical Systems Ltd. and B.O.S - Better Online Solutions. Aharon Dovrat is Shlomo Dovrat's father.

      PROF. MICHEL THEYS has served as a director of Tecnomatix since 1991. Prof. Theys held various positions at SEMA Group, one of the largest system integration companies in Europe from 1963 to 2001, when SEMA was acquired by Schlumberger. Prof. Theys is currently a consultant to SEMA Group Benelux. Prof. Theys was a Professor of Computer Science at the University of Brussels from 1969 until 2000, when he was appointed Honorary Professor. Prof. Theys is a director of Forenia, Polysoc International, INTEC Management and Direct Skills and President of WIN-Wallonnie Internet.

      ARIE ROSENFELD has served as a director of Tecnomatix since 1996. From 1988 to 1995, Mr. Rosenfeld served as President and Chief Executive Officer of Scitex Corporation Ltd.. Mr. Rosenfeld had served in various management positions at Scitex since 1968. Mr. Rosenfeld serves as a director of Supercom Ltd. and Xaar Plc and is the manager of Dor Ventures Fund, a venture capital fund.

      MOTTI WEISS has served as a director of Tecnomatix since 1989. Mr. Weiss is a managing partner in Plenus, a venture lending fund. From 1995 until 1999, Mr. Weiss served as Chief Operating Officer of Sapiens International Corporation N.V. From 1993 to 1995, Mr. Weiss served as Chief Operating Officer of Oshap. From 1985 to 1993, Mr. Weiss served as Chief Financial Officer and Secretary of Oshap and Tecnomatix. Mr. Weiss serves as board member of B.O.S - Better Online Solutions.

      AVI ZEEVI served as a director of Tecnomatix since 1995. Mr. Zeevi has served as Chief Financial Officer of Oshap from 1994 until 1999 and he is now a founding partner in several high-tech Venture Capital funds including Carmel Software Fund and Dor Ventures Fund. From 1983 to 1994, Mr. Zeevi served as Chief Executive Officer of Oshap's subsidiary MINT Software Technologies Ltd.

      TALIA LIVNI has served as a director of Tecnomatix since 2000. Ms. Livni has been the Legal Advisor of the Histadrut since 1997. From 1992 until 1996, she served as Head of the Human Resources Division of the Israeli Ministry of Defense. From 1975 until 1992, Ms. Livni served as Senior Deputy Legal Advisor to the Israeli Ministry of Defense. From 1973 until 1975, Ms. Livni served as Legal Adviser to Rafael. OREN STEINBERG was appointed Chief Financial Officer and Executive Vice President of Tecnomatix Technologies Ltd in June 2001. Mr. Steinberg joined Tecnomatix in August 2000 as Chief Financial Officer and Vice President of Tecnomatix-Unicam Inc., a subsidiary of Tecnomatix based in New Hampshire, USA. Prior to joining Tecnomatix, Mr. Steinberg served as CFO & Vice President at Lucent Technologies Israel - Wireless Networking Group, where he was responsible for the financial operations of the firm and its American subsidiaries located in New Jersey, Boston and Chicago. In January 1999, Mr. Steinberg was involved in the acquisition of Wave Access Ltd. by Lucent Technologies. From 1995 to 1997, Mr. Steinberg served as Financial Manager and Controller of Sapiens. Prior to 1995, Mr. Steinberg was a certified public accountant at Price Waterhouse, LLP and at Somech Cheikin and Assoc. CPA, Israel.

      AMIR LIVNE serves as Vice President Business Development since February 1999. Mr. Livne served as Vice President of Marketing from January 1998 until February 1999, and prior to this he served as Director of Strategic Accounts. Before joining Tecnomatix, Mr. Livne worked as a senior associate at Booz, Allen & Hamilton, a leading management consulting firm, for a period of three years. Prior to his employment with Booz, Allen & Hamilton, Mr. Livne served in various software research and development positions for a period of six years.

      ALEX SHAPIRA was appointed Executive Vice President of Product Operations in December 2000. Mr. Shapira joined Tecnomatix in May 2000 as Vice President of R&D. Before joining Tecnomatix Shapira served as a Vice President of R&D at Cimatron Ltd., a leader in CAD/CAM and collaboration software for the tooling industry. Between 1995 and 1998, Mr. Shapira served as Vice President of R&D at PC Soft International (today eMation), one of the leading companies in the Industrial Control and Automation field. Prior to this, Mr.Shapira served as an Application Group Manager at TEKEM Ltd., (today part of Ness Technologies Ltd.) a large Israeli software-house.

      OLIVIER LETEURTRE was appointed executive vice president of sales for Tecnomatix in January 2002. Previously, Mr. Leteurtre managed our operations in Japan and Korea. Prior to his service in Japan, Mr. Leteurtre managed our operations in Western Europe. Prior to joining Tecnomatix in 1993, Mr. Leteurtre was a regional manager at Computervision, France.

      ISRAEL LEVY was appointed chief executive officer of our Tecnomatix Unicam subsidiary, in 2001. Mr. Levy came to Tecnomatix from BizWorks at interBiz, the e-Business application division of Computer Associates International Inc., where he was senior vice president responsible for worldwide sales and communications. Prior to this, he held several senior positions with Computer Associates in both Israel and the United States. He also previously held technical positions at Tel Aviv University, where he implemented and managed financial systems. He also worked as an independent contractor for the development of client-server applications for personal computers.

B.    COMPENSATION

       The aggregate compensation paid to, or accrued on behalf of, all our directors and executive officers as a group (18 persons) during the year ended December 31, 2001, was approximately $1,512,752 in salary, management fees, bonus, directors' fees and expenses and approximately $ 121,748 in amounts set aside or accrued for, to provide pension, retirement or similar benefits. Such amounts do not include amounts expended by us for automobiles made available to our directors and executive officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to directors and officers and other fringe benefits commonly provided by Israeli companies to their executives. We currently do not compensate directors as such, but may do so in the future. See "Item 6E: Share Ownership" and "Item 7: Major Shareholders and Related Party Transactions" for a description of entities affiliated with certain of our directors.

      As of April 30, 2001, options granted to our officers and directors to purchase up to 1,699,250 ordinary shares were outstanding. The exercise price of these options ranges between $4.75-$25.75 per share. The expiration date of these options ranges from July 2006 to December 2011.

      We do not have service contracts with any of our Directors.

      C.    BOARD PRACTICES

TERMS OF OFFICE

      Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. However, our directors (other than External Directors, who are appointed pursuant to the provisions of the Companies Law) are apportioned into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2002, consisting of Motti Weiss and Kenneth Bialkin, (b) another class to hold office until our annual meeting of shareholders to be held in 2003, consisting of Prof. Michel Theys, Arie Rosenfeld and Dr. Meir Barel and (c) a third class to hold office until our annual meeting of shareholders to be held in 2004, consisting of Shlomo Dovrat, Aharon Dovrat, Avi Zeevi and Harel Beit-On. The periods during which each of our directors has served in office are set forth in Section 6A above.

COMPENSATION COMMITTEE

      Our Board of Directors has appointed a Compensation Committee. The members of the Compensation Committee are Shlomo Dovrat, Aharon Dovrat, Dr. Meir Barel and Talia Livni.

EXTERNAL DIRECTORS; AUDIT COMMITTEE; INTERNAL AUDITOR

External Directors

      We are currently subject to the provisions of the New Israeli Companies Law 5739 - 1999, which became effective on February 1, 2000 (the "Companies Law"). Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person's relative, partner, employer or any entity under the person's control, has, or had during the two years preceding the date of appointment, any affiliation with us, any entity controlled by us or by any entity controlling us. The term "affiliation" includes: (a) an employment relationship; (b) a business or professional relationship maintained on a regular basis; (c) control; and (d) service as an office holder. In addition, no person can serve as an external director if the person's or other business creates, or may create, conflict of interests with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

      External directors are to be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, include at least one third of the shares of non-controlling shareholders voted at the meeting; or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

      The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee exercising powers of the board of directors is required to include at least one external director. Gerald Cramer and Talia Livni are external directors pursuant to the Companies Law.

      An external director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Audit Committee

      Under the Companies Law, the board of directors of any company that is required to appoint external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors but excluding: (a) the chairman of the board of directors; (b) the controlling shareholder or a relative of the controlling shareholder; or (c) any director employed by the company or who provides services to the company on a regular basis. Under the Nasdaq rules, we are required to have at least three independent directors on the audit committee. In addition, Nasdaq requires that the members of the audit committee not have any relationship to the company which may interfere with the exercise of their independence and must be financially literate. In addition, at least one member of the audit committee must have accounting or related financial management expertise.

      The roles of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company's outside auditors.

      Our Audit Committee currently consists of Aharon Dovrat, Kenneth J. Bialkin, Gerald Cramer and Talia Livni.

Internal Auditor

      The Companies Law provides that public companies must appoint an internal auditor that will be appointed by the board, in accordance with proposal of the audit committee. An internal auditor may not be an interested party, an office holder or an affiliate, or a relative of an interested party, nor may the internal auditor be the company's independent accountant or its representative. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures.

      We currently have an internal auditor who meets the independence requirements of the Companies Law.

D.    EMPLOYEES

      As of March 31, 2002, we employed 696 employees, 527 of whom were employed outside Israel. Out of the total number of our employees, 238 were engaged in research and development, 234 were engaged in maintenance and engineering, 201 were engaged in sales and marketing and 23 were engaged in corporate management, finance and general administration.

      Our Israeli employees are not party to any collective bargaining agreement. However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimum. An additional significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the consumer price index. The amount and frequency of these adjustments are modified from time to time.

      We consider our relationship with our employees to be good and we have never experienced a labor dispute, strike or work stoppage.

      Our success depends in part upon our continuing ability to attract and retain highly qualified managerial, technical, sales and marketing personnel. We experience from time to time difficulties in hiring and retaining qualified personnel, primarily due to the shortage of qualified engineers, research and development and sales personnel and the high demand for such personnel both in and outside Israel.

E.    SHARE OWNERSHIP

1. The following table sets forth, as of April 30, 2002, certain information with respect to the beneficial ownership of our ordinary shares held by our directors and officers. Other directors and officers that do not appear in the table below beneficially own less than one percent of our ordinary shares.

          Name                Amount Owned          Percent of Class
          ----                ------------          ----------------
Harel Beit On (1)                884,480                 8.39%
Shlomo Dovrat (2)                864,159                 8.19%
Avi Zeevi (3)                    162,643                 1.54%

Aharon Dovrat (4)                90,000                  0.85%
Kenneth J. Bialkin (5)           29,968                  0.28%
Gerald B. Cramer (6)             446,162                 4.25%

(1) The number of ordinary shares includes options to acquire 261,864 ordinary shares that are exercisable within 60 days. Mr. Beit On also holds an additional 231,886 options to acquire ordinary shares. The exercise price of the options ranges between $6.875-$25.75 per share. The final expiration date of the options ranges from January 2006 to January 2011. Please refer also to "Item 7A: Major Shareholders" for additional information regarding shares which may be deemed to be beneficially owned by Mr. Beit On

(2) The number of ordinary shares includes options to acquire 178,614 ordinary shares that are exercisable within 60 days. Mr. Dovrat also holds options to acquire an additional 178,386 ordinary shares. The exercise price of the options ranges between $6.875-$25.75 per share. The final expiration date of the options ranges from May 2007 to January 2011. Please refer also to "Item 7A: Major Shareholders" for additional information regarding shares which may be deemed to be beneficially owned by Mr. Dovrat.

(3) The number of ordinary shares includes options to acquire 24,525 ordinary shares that are exercisable within 60 days. Mr. Zeevi also holds options to acquire an additional 51,475 ordinary shares. The exercise price of the options ranges between $6.875-$20.75 per share. The final expiration date of the options ranges from July 2009 to January 2011. Please refer also to "Item 7A: Major Shareholders" for additional information regarding shares which may be deemed to be beneficially owned by Mr. Zeevi.

(4) The number of ordinary shares includes options to acquire 20,000 ordinary shares that are exercisable within 60 days. Mr. Dovrat also holds options to acquire an additional 20,000 ordinary shares. The exercise price of the options ranges between $6.875-$18.38 per share. The final expiration date of the options ranges from July 2006 to January 2011. Please refer also to "Item 7A: Major Shareholders" for additional information regarding shares which may be deemed to be beneficially owned by Mr. Dovrat.

(5) The number of ordinary shares includes options to acquire 20,000 ordinary shares that are exercisable within 60 days. Mr. Bialkin also holds options to acquire an additional 20,000 ordinary shares. The exercise price of the options ranges between $6.875-$18.38 per share. The final expiration date of the options ranges from July 2006 to January 2011. The number of ordinary shares excludes 2,000 ordinary shares held by the Bialkin Family Foundation for which Mr. Bialkin disclaims beneficial ownership. In addition, Mr. Bialkin is involved with a certain investment fund which holds 218,246 ordinary shares. Mr. Bialkin expressly disclaims beneficial ownership of such shares.

(6) The number of ordinary shares also includes options to acquire 20,000 ordinary shares that are exercisable within 60 days. The shares listed on the table include shares held by a number of trusts for the benefit of members of Mr. Cramer's family and other related entities. Mr. Cramer also holds options to acquire an additional 20,000 ordinary shares. The exercise price of the options ranges between $6.875-$18.38 per share. The final expiration date of the options ranges from July 2006 to January 2011. In addition, Mr. Cramer is involved with a certain investment fund which holds 218,246 ordinary shares. Mr. Cramer expressly disclaims beneficial ownership of such shares.

2. We have granted to our employees and officers options to purchase ordinary shares pursuant to our stock option plans. As of April 30, 2002, options to purchase 4,043,650 ordinary shares were outstanding and 106,073 ordinary shares were available for grants of additional options. The following is a description of certain provisions of our stock option plans.

      In August 1994, we adopted the Tecnomatix Technologies Ltd. 1994 Stock Option Plan (the "1994 Plan"), pursuant to which options to acquire up to 630,000 ordinary shares may be granted to employees, officers and directors. In May 1997, the Compensation Committee resolved that the aggregate number of ordinary shares which may be granted under the 1994 Plan shall be 930,000. In September 2001, the Compensation Committee resolved that the aggregate number of ordinary shares which may be granted under the 1994 Plan shall be 864,250. Options pursuant to the 1994 Plan are exercisable at an exercise price equal to the fair market value of the ordinary shares at the date of the grant. Pursuant to the 1994 Plan, a grantee is entitled to exercise 40% of the options granted to him after the first anniversary of the date of grant and an additional 30% after each of the second and third anniversaries of the date of grant. As of April 30, 2002, options to purchase 44,800 ordinary shares were outstanding pursuant to the 1994 Plan and 900 ordinary shares were available for grants of additional options.

      In July 1996, we adopted the Tecnomatix Technologies Ltd. 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan provides for the grant of options to employees, officers and directors to acquire up to 360,000 ordinary shares at a purchase price of 100% of the fair market value of the ordinary shares on the date of grant. Pursuant to the 1996 Plan, the vesting of options granted to a particular grantee is determined by our Compensation Committee, and in the absence of such determination, a grantee is entitled to exercise 40% of the options granted to him after the first anniversary of the date of grant and an additional 30% after each of the second and third anniversaries of the date of grant. In May 2001, the Board of Directors resolved that the aggregate number of ordinary shares which may be issued under the 1996 Plan shall be 3,679,130. In September 2001, the Board of Directors resolved that the aggregate number of ordinary shares which may be issued under the 1996 Plan shall be 3,828,922. As of April 30, 2002, options to purchase 3,457,975 ordinary shares were outstanding pursuant to the 1996 Plan, and no ordinary shares were available for grants of additional options.

      In July 1996, we adopted the 1996 Directors Stock Option Plan, pursuant to which options to purchase up to 140,000 Ordinary Shares may be granted to directors. In August 2001, the Board of Directors resolved that the aggregate number of ordinary shares which may be issued under the 1996 Directors Stock Option Plan shall be 404,000. Under the 1996 Directors Stock Option Plan, a grantee shall be entitled to exercise 20% of the options granted to him after the second anniversary of the date of the grant, and an additional 20% after each of the third to sixth anniversaries of the date of the grant. Options granted pursuant to the 1996 Directors Stock Option Plan expire on the earlier of the termination of the service of the director and the tenth anniversary of the grant. The Compensation Committee may change the vesting provisions of the 1996 Directors Stock Option Plan. As of April 30, 2002, options to purchase 300,000 ordinary shares were outstanding pursuant to the 1996 Directors Stock Option Plan and 84,000 ordinary shares were available for grants of additional options.

      In October 1998, our subsidiary, Robcad Technologies (1980) Ltd. adopted the Robcad Technologies (1980) Ltd. Stock Option Plan. The Robcad plan provides for the grant of options to employees, officers and directors of Robcad, its subsidiaries and affiliated companies, to acquire Tecnomatix ordinary shares. The vesting and expiration provisions of the Robcad plan are similar to those of the 1996 plan. As of April 30, 2002, options to purchase 34,025 ordinary shares were outstanding under the Robcad plan.

      In March 1999, we adopted the Performance Based Stock Option Plan, referred to as the Performance Plan in connection with the Unicam acquisition. The Performance Plan provides for the grant of options to employees, officers and consultants to acquire up to

451,000 ordinary shares. All options vest seven years from the date of grant but vesting will accelerate if certain revenue and operating income goals are reached. Although the Performance Plan was designed for Unicam and Exaline employees and only such employees have received option grants pursuant to it, the Performance Plan may be used for other employees. As of April 30, 2002 options to purchase 206,850 ordinary shares were outstanding under the Performance Plan and 79,401 additional ordinary shares were available for additional grants of options under such plan.

      Currently, we utilize only the 1996 Plan and the 1996 Directors Stock Option Plan to grant options to our employees and officers.

      In December 2000, we adopted the Tecnnomatix Technologies Ltd. 2000 Employee Share Purchase Plan (the "Share Purchase Plan"), pursuant to which our employees and employees of certain of our subsidiaries may purchase up to 500,000 ordinary shares. Every six months, each employee is entitled to purchase ordinary shares for an amount of up to 10% of his or her salary (after tax) at that period, but no more than 750 ordinary shares. The purchase price under the Share Purchase Plan is the lower of 85% of the price of the ordinary shares on Nasdaq on the beginning of such six months period or 85% of the price of the ordinary shares on Nasdaq at the end of such six months period. As of April 30, 2002, 200,179 ordinary shares have been purchased under the Share Purchase Plan.

ITEM 7.     MAJOR SHAREHOLDERS AND INTERESTED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The following table sets forth, as of April 30, 2002, certain information with respect to the beneficial ownership of our ordinary shares held by (a) each person known to us to beneficially own more than 5% of our outstanding ordinary shares. With respect to the holdings of Yozma Venture Capital Ltd., we have relied on reports filed by these entities with the Securities and Exchange Commission. With respect to the holdings of Shlomo Dovrat, Avi Zeevi and Harel Beit-On we have relied both on reports filed by these persons with the Securities and Exchange Commission and on our records.

Identity of Person or Group      Amount Owned         Percent of Class
---------------------            ------------         ----------------
Yozma Venture Capital              624,595                  5.92%
Ltd.(1)
Harel Beit-On (2)                  884,480                  8.39%
Shlomo Dovrat (3)                  864,159                  8.19%
Avi Zeevi (4)                      162,643                  1.54%
Aharon Dovrat (5)                   90,000                  0.85%



(1) Yozma Venture Capital Ltd. purchased 594,595 of these shares from SunGard Data Systems, Inc. in June 2001, as part of the sale of shares by SunGard described below.

(2) Harel Beit-On is a party to certain understandings with Shlomo Dovrat and Avi Zeevi and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Beit-On expressly disclaims beneficial ownership of such shares.

(3) Shlomo Dovrat is a party to certain understandings with Avi Zeevi and Harel Beit-On and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Dovrat expressly disclaims beneficial ownership of such shares. In addition, Mr. Dovrat is a major shareholder and director of A. S. Dovrat Management Ltd., which provides advisory services to several investment funds. Mr. Dovrat expressly disclaims beneficial ownership of 335,763 ordinary shares held by such investment funds

(4) Avi Zeevi is a party to certain understandings with Shlomo Dovrat and Harel Beit-On and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Zeevi expressly disclaims beneficial ownership of such shares.

(5) Aharon Dovrat is a major shareholder and director of A. S. Dovrat Management Ltd., which provides advisory services to several investment funds. Mr. Dovrat expressly disclaims beneficial ownership of 335,763 ordinary shares held by such investment funds. Pursuant to a power of attorney granted to Mr. Aharon Dovrat, he may exercise certain rights with respect to 108,108 ordinary shares, and as a result be deemed to beneficially own such ordinary shares. Mr. Dovrat expressly disclaims beneficial ownership of such shares.

      As of March 31, 2002, there were 80 record holders of ordinary shares, of which 55 represented U.S. record holders owning an aggregate of approximately 93% of the outstanding ordinary shares.

      SunGard Data Systems, Inc., which was our largest shareholder (approximately 17%) sold, in a series of separate private transactions that closed on June 29, 2001, all of our shares held by it at a price per share of $9.25. Among the purchasers were Harel Beit-On, our Chairman of the Board, President and Chief Executive Officer, Shlomo Dovrat, a member of our Board, other members of our Board, Yozma Venture Capital Ltd. and other parties affiliated with some of them, which in the aggregate purchased approximately 10.5% of our share capital.

      The ordinary shares held by the shareholders described in this Section have the same voting rights as all of our other ordinary shares.

B.    RELATED PARTY TRANSACTIONS

      In July of 1999 we entered into an agreement with A.T.L. Management Services Ltd. ("A.T.L."), formerly known as S.H.A. Venture Management Services Ltd., a company in which Shlomo Dovrat, our Vice Chairman of the Board, Harel Beit-On, our Chairman of the Board, President and Chief Executive Officer, and Avi Zeevi, a member of our Board, each have beneficial interests. Our agreement with A.T.L. provides for an annual management fee of $400,000 in consideration for strategic management and business and financial consulting services to be provided by A.T.L. In 2001 we paid A.T.L. management fees in the amount of $400,000.

C.    INTEREST OF EXPERT AND COUNSEL - NOT APPLICABLE.

ITEM 8.     FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      Our consolidated audited financial statements are included in this annual report in "Item 18: Financial Statements".

      We are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

      We have never paid dividends on our ordinary shares and do not presently anticipate paying dividends in the foreseeable future.

B.    SIGNIFICANT CHANGES  - NOT APPLICABLE

ITEM 9. THE OFFER AND LISTING

A4. The following table lists the high and low last reported sales prices on Nasdaq for the periods indicated:


                                                             HIGH        LOW
1997                                                        $41.00      $19.25
1998                                                        $33.00      $11.50
1999:                                                       $33.00      $11.50


2000:
     First Quarter                                          $50.25      $26.50
     Second Quarter                                         $29.63      $13.44
     Third Quarter                                          $18.19      $12.56
     Fourth Quarter                                         $11.00      $ 4.06

2001:
     First Quarter                                          $ 7.56      $ 3.75
     Second Quarter                                         $ 9.41      $ 3.56
     Third Quarter                                          $ 14.3      $ 8.45
     Fourth Quarter                                         $14.25      $ 8.65

2002:
     First Quarter                                          $15.45      $13.00
     Second Quarter                                         $13.45      $ 9.83
(through May 31, 2002)

     January                                                $14.20      $13.00
     February                                               $13.99      $13.25
     March                                                  $15.45      $13.01
     April                                                  $13.45      $11.10
     May                                                    $11.30      $ 9.83

      On May 31, 2002, the last reported sale price of the ordinary shares on Nasdaq was $9.83 per share.

      Our $97,750,000 principal amount of 5.25% Convertible Subordinated Notes due in August 2004 were registered under the Securities Act of 1933, as amended, and have been designated for trading in Nasdaq's Private Offerings, Resale and Trading through Automated Linkage Market. The notes are not otherwise listed on any securities exchange and are not included in any automated inter-dealer quotation system. During 1998,1999 and 2001, we repurchased an aggregate principal amount of $53,985,000 of these notes.

C. Our ordinary shares are quoted on the Nasdaq National Market under the symbol "TCNO".

ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL - NOT APPLICABLE

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES

      The objects and purposes of our company appear in our Memorandum of Association and include taking all actions permissible under applicable laws; developing, marketing and manufacturing products for computer-aided design and manufacturing in the electronics industry; developing business opportunities in various technological industries and acquiring companies and products in such industries; and effecting any transaction which will assist us, in the view of our management, in relation to our operations.

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS

      The Companies Law imposes a duty of care and a duty of loyalty on all of a company's office holders as defined below, including directors and executive officers. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. An "office holder" as defined in the Companies Law is a director, a general manager, a chief executive officer, a deputy general manager, a vice general manager, other managers directly subordinate to the general manager and any person who fills one of the above positions without regard to title.

      The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. Once an office holder complies with these disclosure requirements, the board of directors may approve a transaction between the company and the office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise. A transaction that is adverse to the company's interest cannot be approved. If the transaction is an extraordinary transaction as defined under the Companies Law, then, in addition to any approval stipulated by the articles of association, it also requires audit committee approval before board approval and, in specified circumstances, subsequent shareholder approval. Any transaction between a company and one of its directors relating to the conditions of the director's service, including in relation to exculpation, insurance or indemnification, or in relation to the terms of the director's service in any other capacity requires audit committee approval before board approval and subsequent shareholder approval.

      The Companies Law also provides that a director with an interest in an extraordinary transaction brought before the board or the audit committee for its approval may not vote on the approval and may not be present for the discussion of the issue. However, this rule would not apply if a majority of the directors or a majority of the members of the audit committee also possessed an interest in the transaction.

      Under our articles of association, our board can, among other things, determine our plans of activity and the principles of financing such plans, examine our financial situation and set the framework of credit which we may take and decide to issue a series of debentures.

      Our directors are not subject to any age limit requirement, nor are they disqualified from serving on the board because of a failure to own Tecnomatix shares.

RIGHTS, PREFERENCES AND RESTRICTIONS UPON SHARES

      Our articles of association authorize one class of shares, which are our ordinary shares. We may declare a dividend to be paid to the holders of our ordinary shares and allocated among them in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective shareholdings, without taking into account any premium paid for the shares. Our board may declare dividends only out of retained earnings, or earnings derived over the two most recent fiscal years, whichever is higher. Our articles provide that our board may declare and pay dividends without any future action by our shareholders. All unclaimed dividends may be invested or otherwise used by the board for our benefit until those dividends are claimed. In the event an unclaimed dividend is claimed, only the principal amount of the dividend will be paid to the person entitled to the dividend.

      If we liquidate, after satisfying liabilities to creditors and subject to the rights of holders of shares, if any, with any special rights upon winding up, our assets will be distributed to the holders of ordinary shares in proportion to their holdings.

      Holders of ordinary shares have one vote for each paid-up ordinary share held of record on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

      Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our directors (other than External Directors, who appointed pursuant to the provisions of the Companies
Law) are apportioned into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2002, (b) another class to hold office until our annual meeting of shareholders to be held in 2003 and (c) a third class to hold office until our annual meeting of shareholders to be held in 2004.

      We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls for upon shareholders in respect of any sum which has not been paid up in respect of any shares held by those shareholders.

      Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting, vote in favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in the company.

      The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders' meeting on:

      -     Any amendment to the articles of association;

      -     An increase in the company's authorized capital;

      -     A merger; or

      - Approval of some of the acts and transactions which require shareholder approval.

      A shareholder has the general duty to refrain from depriving other shareholders of their rights. Any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of the articles of associations, has the power to appoint an office holder in the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

MODIFICATIONS OF SHARE RIGHTS

      Under our articles of association, the rights attached to any class may be varied by adoption of the necessary amendment of the articles, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the shareholders present at the meeting, in person or by proxy, with the right to vote on the issue approve the change. Our articles differ from the Companies Law in this respect, as under the law changes in the rights of shareholders require the consent of at least 50% of the voting power of the affected class represented at the meeting and voting on the change. In addition, our articles require for quorum at a meeting of a particular class of shares, the presence of one shareholder holding at least 75% of the shares of that class. The Companies Law requires for quorum the presence of two shareholders holding at least 25% of the voting power in the company. Our articles also require, in order to amend the articles, the approval of the holders of at least 75% of the shareholders present at a meeting, in person or by proxy, with the right to vote on the issue. However, the Companies Law requires only the consent of at least 50% of the voting power of the company represented at a meeting and voting on the change for amendment of articles of association.

SHAREHOLDERS MEETINGS AND RESOLUTIONS

      We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Extraordinary general meetings may be called by our board whenever it sees fit, at such time and place, within or without the State of Israel, as it may be determined. In addition, the Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company's board of directors or
(b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company or (ii) five percent of the voting power in the company.

      The quorum required by our articles for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33.3% of the voting power in our company. A meeting adjourned for lack of quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting decides with the consent of the holders of a majority of the voting power represented at such meeting. At such reconvened meeting, the required quorum consists of any two shareholders present in person or by proxy.

      Notwithstanding the foregoing, our articles provide that a resolution in writing signed by all our shareholders then entitled to attend and vote at general meetings or to which all such shareholders have given their written consent (by letter, telegram, facsimile or otherwise) shall be deemed to have been unanimously adopted by a duly convened general meeting.

      Our articles enable our board to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any general meeting of our shareholders. The record date may not be more than 40 days before the date of the meeting. Each shareholder of record as of the record date determined by the board may vote the shares then held by that shareholder unless all calls and other sums then payable by the shareholder in respect of its shares have not been paid.

LIMITATION ON OWNERSHIP OF SECURITIES

      The ownership and voting of our ordinary shares by non-residents of Israel are not restricted in any way by our articles or by the laws of the State of Israel, except for shareholders who are subjects of countries which are in a state of war with Israel.

MERGERS AND ACQUISITIONS; ANTI-TAKEOVER PROVISIONS

      The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the 75% of the company's shares, present and voting on the proposed merger at a shareholders' meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party or otherwise affiliated with such other party are excluded from the vote.

      The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

      A merger may not be completed unless at least 70 days have passed from the time that a request for the approval of the merger has been filed with the Israeli registrar of companies. This request may be filed once a shareholder meeting has been called to approve the merger.

      The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 50% shareholder of the company.

      If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company, that acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

      Our articles contain provisions which could delay, defer or prevent a change in our control. These provision include the staggered board provisions of our articles described above under the caption "Rights, preferences and restrictions upon shares." Our articles provide that the staggered board provision cannot be amended without approval of the greater of (a) holders of at least 75% of the voting power represented at a shareholders meeting and voting on any such amendment or (b) holders of a majority of the outstanding voting power of all shares of our company.

CHANGES IN CAPITAL

      Our articles enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution passed by a majority of at least 75% of our shareholders present, in person or by proxy, at a general meeting voting on such change in the capital. Our articles differ from the Companies Law in this respect, as under the law changes in capital require approval only of a majority of the voting power of a company represented at the relevant shareholders meeting and voting thereon. In addition, certain transactions which have the effect of reducing capital, such as the declaration and payment of dividends and the issuance of shares for less than their nominal value, require a board resolution and court approval.

C.    MATERIAL CONTRACTS - NONE


D.    EXCHANGE CONTROLS

      In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

      Non-residents of Israel may freely hold and trade our securities. Neither our Memorandum of Association nor our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

E.    TAXATION

ISRAELI TAXATION AND INVESTMENT PROGRAMS

      The following is a summary of some current tax laws of the State of Israel and certain material Israeli tax considerations as they apply to us and our shareholders. The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses, including us. We derive significant tax and other benefits from various programs and laws in Israel. If such programs or laws are eliminated or reduced, with or without notice, or if we cease to meet the conditions for such programs or laws, we may be materially adversely affected. To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations applicable to investment in or holding of our ordinary shares.

CORPORATE TAX

      The general corporate tax rate in Israel is currently 36%. The effective tax rate payable by a company which like us, derives income from an "Approved Enterprise", however, may be considerably less. See "-Law for the Encouragement of Capital Investments, 1959" below.

      Dividends received by an Israeli company from foreign entities are generally subject to Israeli tax of up to 25%.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

      Under the Law for the Encouragement of Industry (Taxes), 5729-1969, referred to as the Industry Law, a company qualifies as an "industrial company" if it is a resident of Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from marketable securities, capital gains, interest and dividends), is derived from industrial enterprises owned by that company. An "industrial enterprise" is defined as an enterprise whose major activity in a particular tax year is manufacturing. We believe that we currently qualify as an industrial company. See Note 13 of the notes to our consolidated financial statements.

      Pursuant to the Industry Law, an industrial company is entitled to deduct a portion of the purchase price of patents or certain other tangible property rights used for the development of the company (other than goodwill) over a period of eight years beginning with the year in which such rights were first used.

      Additionally, under certain income tax regulations, industrial companies qualify for special depreciation rates for machinery, equipment and buildings used by an industrial enterprise. These rates vary based on factors such as the date of commencement of operation and the number of work shifts. An industrial company owning an approved enterprise (see "Law for the Encouragement of Capital Investments, 1959" below) may choose between the above depreciation rates and the depreciation rates available to approved enterprises.

      Qualification as an industrial company under the Industry Law is not conditioned upon the receipt of prior approval from any Israeli Government authority. No assurance can be given that we will continue to qualify as an industrial company or that we will be able to use tax benefits available to companies so qualifying.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

      The Law for the Encouragement of Capital Investments 1959, referred to as the Investment Law, provides that a capital investment in a production facility (or other eligible assets) may, upon application to the Israeli investment center, be designated as an "approved enterprise." Each certificate of approval for an approved enterprise relates to a specific investment program in the approved enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An approved enterprise is entitled to certain benefits, including Israeli government cash grants or tax benefits.

      An approved enterprise approved after April 1, 1986, may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program, under which the undistributed income from the approved enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location within Israel of the approved enterprise and the type of approved enterprise. Upon expiration of the exemption period, the approved enterprise would be eligible for the otherwise applicable reduced tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period.

      The reduced corporate tax rate is generally 25%. However, further reductions in tax rates depending on the percentage of the foreign investment in a company's share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents, would apply. The tax rate is 20% if the foreign investment level is 49% or more but less than 74%, 15% if the foreign investment level is 74% or more but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven or ten years for a company whose foreign investment level exceeds 25% from the first year in which the approved enterprise has taxable income. The period of benefits may in no event, however, exceed the lesser of 12 years from the year in which the production commenced or 14 years from the year of receipt of approved enterprise status.

      We have eleven approved enterprises. We elected to participate in the alternative benefits program. Since April 1993, following our initial public offering in the United States, we have been a "foreign investors' company", as defined by the Investment Law and we are therefore entitled to a ten year period of benefits (instead of a seven-year period), for enterprises approved after April 1993. The period of benefits of our approved enterprises will expire during the period 2000 through 2010, and is conditioned upon maintaining our approved enterprise status. There can be no assurance that the current benefit program will continue to be available or that we will continue to qualify for such benefits.

      A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including withholding tax thereon) at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% - 25%). The dividend recipient is taxed at the reduced withholding tax rate of 15%, applicable to dividends from the approved enterprises if the dividend is distributed within 12 years after the benefits period or other rate provided under a treaty. The withholding tax rate will be 25% after such period. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply. Tax should be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

TAXATION UNDER INFLATIONARY CONDITIONS

      The Income Tax (Inflationary Adjustment) Law, 1985, attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the Inflationary Adjustments law provides significant tax deductions and adjustments to depreciation methods and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. We and our Israeli subsidiaries' taxable income is determined under this law.

CAPITAL GAINS TAX

      Capital gain from the sale of our ordinary shares is generally exempt from Israeli capital gains tax, as long as we qualify as an "Industrial Company" and our ordinary shares are quoted on Nasdaq. This exemption does not apply, however, to a shareholder whose taxable income is determined pursuant to the Inflationary Adjustments Law, nor to a company or individual whose gain from selling or otherwise disposing of the ordinary shares is deemed to be "Business Income" (in which latter case, such gain will be subject to Corporate Tax or Income Tax, respectively). Although we intend to maintain our status as an Industrial Company and the quotation of our ordinary shares on Nasdaq, there can be no assurance that our intention will be carried out and, consequently, that exemption from Israeli capital gains tax will continue to apply.

      Pursuant to the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the "Tax Treaty"), gains derived from the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim the benefits afforded to U.S. residents under the Tax Treaty ("Treaty U.S. Resident"), would not be subject to Israeli capital gains tax, unless such Treaty U.S. Resident owned, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the 12-month period preceding such sale, exchange or disposition.

DIVIDENDS PAID TO NON-RESIDENTS

      Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends, other than bonus shares (stock dividends), tax at the rate of 25% generally will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a Treaty U.S. Resident is 25%. However, as mentioned above (see "--Law for the Encouragement of Capital Investments, 1959"), dividends paid out of income derived from an Approved Enterprise during the benefit period are subject to a reduced rate of tax of 15%.

      The Tax Treaty further provides that a 12.5% Israeli withholding tax would apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting stock during, in general, the current and preceding tax years of the Israeli company. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

      A non-resident of Israel who receives dividends from which tax was withheld at source, generally is exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and, thus, the tax withheld is also the final tax in Israel on the dividend paid.


U.S. FEDERAL TAX CONSIDERATIONS

      The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder , judicial decisions and published positions of the United States Internal Revenue Service (the "IRS"), all as in effect on the date hereof and which are subject to change at any time, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder's particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of ordinary shares to shareholders that own (directly, indirectly or through attribution) 10% or more of our outstanding voting stock or that are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, non-resident aliens of the United States or taxpayers whose functional currency is not the dollar. The following discussion also does not address any aspect of state, local or non-U.S. tax laws. Further, this summary generally considers only a U.S. Holder (as defined below) that will own ordinary shares as capital assets (generally, assets held for investment) and does not consider the tax treatment of persons that will hold ordinary shares through a partnership or other pass-through entity. Each prospective investor is advised to consult such person's tax advisor with respect to the specific United States federal, state and local tax consequences to such person of purchasing, holding or disposing of ordinary shares.

TAXATION OF U.S. HOLDERS

      For purposes of this discussion, a "U.S. Holder" is any holder of ordinary shares that is: (i) a citizen or resident of the United States: (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is included in gross income for United States federal income tax purposes regardless of its source; (iv) a trust (a) if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (b) the trust has on effect a valid election to be treated as a United States trust for United States federal income tax purposes, and a "Non-U.S. Holder" is any holder of ordinary shares that is an individual, corporation, estate or trust and that is not a U.S. Holder.

Dividend Distributions

      To the extent paid out of our current or accumulated earnings and profits as determined under Untied States federal income tax principles, a distribution made with respect to the ordinary shares (including the amount of any Israeli withholding tax thereon) will be includible for United States federal income tax purposes in the income of a U.S. Holder as a taxable dividend. To the extent that such distribution exceeds our earnings and profits and provided that we were not a PFIC as to such U.S. Holder, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in the ordinary shares and thereafter as taxable capital gain. Dividends paid by us will not generally be eligible for the dividends-received deduction allowed to corporations under the Code. Dividends paid in a currency other than the U.S. dollar will be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date of receipt. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar which will generally be U.S. source ordinary income or loss.

      Subject to certain conditions and limitations set forth in the Code, U.S. Holders will generally be able to elect to claim a credit against their United States federal income tax liability for an Israeli withholding tax deducted from dividends received in respect of ordinary shares. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as income from sources outside the United States and generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income." In lieu of claiming a tax credit, U.S. Holders may instead claim a deduction for foreign taxes withheld, subject to certain limitations.

      THE RULES RELATING TO THE DETERMINATION OF THE AMOUNT OF FOREIGN INCOME TAXES WHICH MAY BE CLAIMED AS FOREIGN TAX CREDITS ARE COMPLEX AND U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER AND TO WHAT EXTENT A CREDIT WOULD BE AVAILABLE.

Sale, Exchange or other Disposition

      Upon the sale or other disposition of the ordinary shares, a U.S. Holder will generally recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized in consideration for the disposition of the ordinary shares and the U.S. Holder's adjusted tax basis in the ordinary shares. Provided we were not a passive foreign investment company, or PFIC, as to such U.S. Holder, such gain or loss will generally be long-term capital gain or loss if the ordinary shares have been held for more than one year on the date of the disposition. Any gain or loss will generally be treated as United States source income or loss for United States federal income tax purposes. In addition, a U.S. Holder that receives foreign currency upon disposition of the ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

Passive Foreign Investment Company Status

      Generally a foreign corporation is treated as a PFIC for United States federal income tax purposes if either (i) 75% or more of its gross income (including the pro rata gross income of any company (United States or foreign) in which such corporation is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income, generally referred to as the "income test," or (ii) 50% or more of the average value of its assets (including the pro rata fair market value of the assets of any company in which such corporation is considered to own 25% or more of the ordinary shares by value) during the taxable year produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".

      Although we do not believe that we have been PFIC for any tax year through and including 2001, there can be no assurances that we will not become a PFIC in the future.

      If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held ordinary shares and such holder failed to make either a "QEF election" or a "mark-to-market election" (as described below):

      - gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain dividends on, ordinary shares would be taxable as ordinary income;

      - the U.S. Holder would be required to allocate such dividend income and/or disposition gain ratably over such holder's entire holding period for such ordinary shares;

      - the amount allocated to each year other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as applicable, and an interest charge would be imposed with respect to the resulting tax liability;

      - the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, and gain recognized on dispositions of, ordinary shares; and

      - any U.S. Holder that acquired ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent's tax basis, if lower.

      Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year will generally cause the above described consequences to apply for all future years to U.S. Holders that held shares in the corporation at any time during a year when the corporation was a PFIC and that made neither a QEF election nor mark-to-market election (as discussed below) with respect to such shares on their tax return that included the last day of the corporation's first taxable year as a PFIC. This will be true even if the corporation ceases to be a PFIC in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to U.S. Holders that realize gain on their disposition of shares in the PFIC.

      In the event that we are deemed to be a PFIC for any taxable year, if a U.S. Holder makes a valid QEF election with respect to ordinary shares:

- the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder's pro rata share of our (i) net ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, in each case computed under United States federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

- the U.S. Holder would not be required under these rules to include any amount in income for any taxable year during which we do not have net ordinary earnings or capital gain; and

- the U.S. Holder would not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

      The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621 including the information provided in the PFIC annual information statement, to a timely filed United States federal income tax return. The shareholder must receive certain information from us in order to make the election. If we are unable to provide the information, the election will not be available. It should be noted that U.S. Holders may not make a QEF election with respect to warrants or rights to acquire ordinary shares, and that certain classes of investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election.

      Under certain circumstances, a U.S. Holder may also obtain treatment similar to that afforded a shareholder that has made a timely QEF election by making an election in a year subsequent to the first year during the U.S. Holder's holding period that we are classified as a PFIC to treat such holder's interest as subject to a deemed sale and recognizing gain, but not loss, on such deemed sale in accordance with the general PFIC rules, including the interest charge provisions, described above and thereafter treating such interest as an interest in a QEF.

      Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the shareholder's adjusted tax basis in the PFIC stock and its fair market value. Losses are allowed only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder that makes a mark-to-market election would not be subject to deemed ratable allocations of gain, the interest charge, and the denial of basis step-up at death described above. Subject to the ordinary shares ever ceasing to be marketable, a mark-to-market election is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that we are no longer a PFIC.

U.S. HOLDERS OF ORDINARY SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT PFIC RULES, INCLUDING THE ADVISABILITY, PROCEDURE AND TIMING OF MAKING A QEF ELECTION, IN CONNECTION WITH THEIR HOLDING OF ORDINARY SHARES, INCLUDING WARRANTS OR RIGHTS TO ACQUIRE ORDINARY SHARES.

TAXATION OF NON-U.S. HOLDERS

      Subject to the discussion below with respect to the United States backup withholding tax, a non-U.S. Holder will not generally be subject to United States federal income tax on dividends from our company, if any, or gain from the sale or other disposition of ordinary shares, unless (i) such income is effectively connected with the conduct by the non-U.S. Holder of a United States trade or business, or in the case of a resident of a country which has an income tax treaty with the United States, such income is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States; or (ii) with respect to any gain on the sale or other disposition of ordinary shares realized by an individual non-U.S. Holder, such individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are satisfied.

BACKUP WITHHOLDING AND INFORMATION REPORTING

      Under the Code, under certain circumstances, United States tax information reporting and "backup withholding" of United States federal income tax on dividends on, and the proceeds of dispositions of, ordinary shares may apply to both U.S. Holders and non-U.S. Holders. Backup withholding will not apply, however, to a holder that furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or that is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on IRS Form W-9 and a non-U.S. Holder will provide such certification on IRS Form W-8. Any amounts withheld under the U.S. backup withholding rules will be allowed as a refund or credit against the U.S. Holder's or non-U.S. Holder's United States federal income tax liability, provided the required information is furnished to the IRS.

F.    DIVIDENDS AND PAYING AGENTS - NOT APPLICABLE.

G.    STATEMENT BY EXPERTS - NOT APPLICABLE.

H.    DOCUMENTS ON DISPLAY

      All documents referenced herein concerning us are archived at our head offices located at 16 Hagalim Avenue, Herzliya, Israel.

I.    SUBSIDIARY INFORMATION - NOT APPLICABLE.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are exposed to market risk from changes in foreign currency exchange rates and interest rates which could impact our results of operations and financial condition. We seek to manage the exposure to these market risks through our regular operating and financing activities and through the use of foreign currency exchange contracts.

FOREIGN CURRENCY RISK

      Revenues generated and costs incurred outside the U.S. are generally denominated in local non-dollar currencies. In 1999, 2000 and 2001, 70%, 70% and 71%, of our revenues, respectively, were denominated in non-dollar currencies. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. Thus, an increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in such currency, and a decrease in the value of such currency relative to the dollar will decrease the dollar reporting value for such transactions. This effect on the dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our costs.

      From time to time we enter into foreign currency exchange contracts to hedge existing non-dollar assets and customer firm purchase commitments. The use of such contracts allows us to reduce our exposure to exchange rate movements since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. As of December 31, 2001, we had purchased currency forward contracts for periods ending March 2002 as a hedge against sales contracts receivable as follows:

- Obligation to sell Japanese Yen 518,000,000 for a total of $4,198,000;
- Obligation to sell Euro 9,200,000 for a total of $8,108,000;
- Obligation to sell Singaporean Dollar $5,294,000 for a total of $2,863,000.

      Portions of our short-term investments are invested in NIS Israeli Government and corporate debt securities. Investments in debt securities issued on behalf of the Israeli Government are considered risk free. A hypothetical 10 percent change in the NIS exchange rate against the U.S. dollar, with all other variables held constant on the exposed investments would result in a decrease in the fair value of such investments in the amount of $877,000 or an increase of $1,072,000.

INTEREST RATE RISK

      Our exposure to market risk with respect to changes in interest rates relates primarily to our short-term investments.

      Our short-term investments consist of Israeli Government and corporate marketable debt securities.

      The fair value of our short-term investments is based upon their market value as of December 31, 2001.

      The tables below present principal amounts and related weighted average rates by date of maturity for our short-term investments:

                           (U.S dollars in thousands).

                                                                            MATURITY DATE
                                                ---------------------------------------------------------------------
MARKETABLE DEBT SECURITIES:                      2002           2003           2004           2005         THEREAFTER        TOTAL
---------------------------                     ------         ------         ------         -------       ----------       -------
NIS debt securities
Fixed Interest Rate
Linked to the CPI                               $   75         $   43         $   73         $   169         $  380         $   740

Weighted Average
Interest Rate *                                    3.2%           3.8%           4.3%            4.1%           4.2%            4.1%

Unlinked NIS debt securities
Fixed Interest Rate                             $2,387         $   36             --         $    74         $  176         $ 2.673

Weighted Average
Interest Rate *                                     --           11.5%            --             9.0%           8.6%            9.1%

U.S. dollar linked debt securities              $  834         $  390         $   52         $    32         $  270         $ 1,578
Changing Interest Rate

Weighted Average
Interest Rate *                                    6.2%           5.9%           8.4%            5.4%           2.8%            5.5%

U.S. dollar debt securities
Fixed Interest Rate                             $3,050             --         $3,357         $17,083         $1,034         $24,524
Weighted Average
Interest Rate *                                    7.2%            --            7.1%            7.1%           6.2%            7.1%

* Based upon the principal interest rate of the debt securities

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES - NOT APPLICABLE

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES - NOT APPLICABLE

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS - NOT APPLICABLE

PART III

ITEM 17. FINANCIAL STATEMENTS - NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS

1.    Financial Statements.

2.    Report of Independent Public Accountants of Tecnomatix Technologies, Inc.

                          TECNOMATIX TECHNOLOGIES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 2001

                          TECNOMATIX TECHNOLOGIES LTD.
                        CONSOLIDATED FINANCIAL STATEMENTS


                                    CONTENTS


                                                                         PAGE
                                                                         ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   2

CONSOLIDATED FINANCIAL STATEMENTS:

   BALANCE SHEETS                                                          3
    as of December 31, 2001 and 2000

   STATEMENTS OF OPERATIONS                                                5
    for the years ended December 31, 2001, 2000 and 1999

   STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY                            6
    for the years ended December 31, 2001, 2000 and 1999

   STATEMENTS OF CASH FLOWS                                                7
    for the years ended December 31, 2001, 2000 and 1999


   NOTES TO FINANCIAL STATEMENTS                                           9

                [DELOITTE & TOUCHE BRIGHTMAN ALMAGOR LETTERHEAD]



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS OF
TECNOMATIX TECHNOLOGIES LTD.


We have audited the accompanying consolidated balance sheets of Tecnomatix Technologies Ltd. ("the Company") and its subsidiaries at December 31, 2001 and 2000 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 20% of total consolidated assets at December 31, 2001 and 2000, and whose revenues constitute approximately 32%, 33%, and 35% of consolidated total revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the abovementioned subsidiaries, is based solely on the report of these other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors referred to above provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors as stated above, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Brightman Almagor & Co.
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
February 15, 2002

                          TECNOMATIX TECHNOLOGIES LTD.


                           CONSOLIDATED BALANCE SHEETS
                           (U.S. DOLLARS IN THOUSANDS)


                                                                       DECEMBER 31,
                                                                ------------------------
                                                                  2001            2000
                                                                --------        --------
ASSETS

CURRENT ASSETS
 Cash and cash equivalents                                      $ 21,670        $ 25,829
 Short-term investments (Note 4)                                  29,515          32,916
 Accounts receivable, net of allowance for
  doubtful accounts of $ 2,000 and $ 2,617, respectively          23,110          30,304
 Due from related parties                                            417              17
 Other receivables and prepaid expenses (Note 15)                  5,988           7,763
                                                                --------        --------
      Total current assets                                        80,700          96,829

NON-CURRENT RECEIVABLES (Note 15)                                    808             912
                                                                --------        --------

LONG-TERM INVESTMENTS (Note 5)                                       457             437
                                                                --------        --------

PROPERTY AND EQUIPMENT (Note 6)
 Cost                                                             26,504          26,308
 Less - accumulated depreciation                                  19,145          16,612
                                                                --------        --------
                                                                   7,359           9,696
                                                                --------        --------

ACQUIRED INTANGIBLES, NET (Note 7)                                17,604          25,285
                                                                --------        --------

OTHER ASSETS, NET (Note 8)                                        16,451          16,159
                                                                --------        --------




  Total assets                                                  $123,379        $149,318
                                                                ========        ========

                          TECNOMATIX TECHNOLOGIES LTD.

                                                                   DECEMBER 31,
                                                           ---------------------------
                                                              2001              2000
                                                           ---------         ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Short-term loans (Note 15)                                $     687         $     784
 Accounts payable                                              2,267             3,213
 Other payables and accrued expenses (Note 15)                15,214            17,314
 Deferred revenue                                              4,774             7,995
                                                           ---------         ---------
       Total current liabilities                              22,942            29,306

Allowance for losses of affiliated company (Note 5)               95                --
                                                           ---------         ---------

ACCRUED SEVERANCE PAY, NET (Note 10)                             681             1,063
                                                           ---------         ---------
5 1/4% CONVERTIBLE SUBORDINATED NOTES (Note 9)                43,765            49,250
                                                           ---------         ---------
MINORITY INTEREST                                                  3                 3
                                                           ---------         ---------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12)
 Share capital:
 Ordinary shares of NIS 0.01 par value
   (Authorized - 20,000,000 shares, issued and
   outstanding - 11,356,258 and 11,136,023 at
   December 31, 2001 and 2000, respectively)                      39                38
 Additional paid-in capital                                   70,311            69,011
 Loans granted to purchase shares                             (1,213)           (1,136)
 Accumulated other comprehensive income (loss):
   Foreign currency translation adjustment                    (4,237)           (3,281)
   Unrealized losses on marketable securities                   (270)             (109)
 Retained earnings                                             4,463            18,373
                                                           ---------         ---------
                                                              69,093            82,896
 Treasury stock, at cost; 850,000 shares
   at December 31, 2001 and 2000                             (13,200)          (13,200)
                                                           ---------         ---------
                                                              55,893            69,696
                                                           ---------         ---------



 Total liabilities and shareholders' equity                $ 123,379         $ 149,318
                                                           =========         =========


   The accompanying notes are an integral part of the consolidated financial statements.

                          TECNOMATIX TECHNOLOGIES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                     YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------------------
                                                                        2001                 2000                 1999
                                                                    ------------         ------------         ------------
REVENUES (Notes 2 & 16):
 Software license fees                                              $     42,316         $     51,699         $     57,444
 Services                                                                 44,584               37,319               30,574
                                                                    ------------         ------------         ------------
Total revenues                                                            86,900               89,018               88,018

COSTS AND EXPENSES:
 Cost of software license fees                                             7,851                5,764                5,003
 Cost of services                                                         15,268               13,354                9,251
 Amortization of acquired intangibles                                      7,758                7,801                4,434
 Research and development, net (Note 16)                                  19,216               20,748               16,451
 Selling and marketing                                                    44,624               50,737               39,333
 General and administrative                                                4,855                6,037                4,932
 Restructuring and asset impairment (Note 16)                              1,843                   --                   --
 In-process research and development
  and acquisition costs (Note 3)                                              --                5,250                9,944
                                                                    ------------         ------------         ------------
TOTAL COSTS AND EXPENSES                                                 101,415              109,691               89,348
                                                                    ------------         ------------         ------------
 OPERATING LOSS                                                          (14,515)             (20,673)              (1,330)
Financial income (expense), net (Note 16)                                   (202)               1,348                1,791
                                                                    ------------         ------------         ------------
INCOME (LOSS) BEFORE TAXES ON INCOME                                     (14,717)             (19,325)                 461
Taxes on income (Note 13)                                                    (54)                (505)                (579)
                                                                    ------------         ------------         ------------
 LOSS AFTER TAXES ON INCOME                                              (14,771)             (19,830)                (118)
Company's share in loss of affiliated company                               (532)                (131)                  --
Minority interest in net loss of subsidiary                                   --                    2                   22
                                                                    ------------         ------------         ------------

 LOSS BEFORE EXTRAORDINARY ITEM                                          (15,303)             (19,959)                 (96)
Extraordinary gain from repurchase
 of the Company's convertible notes                                        1,393                   --                1,450
                                                                    ------------         ------------         ------------
 NET INCOME (LOSS)                                                  $    (13,910)        $    (19,959)        $      1,354
                                                                    ============         ============         ============

Earnings (loss) per ordinary share
Basic:
  Income (loss) before extraordinary item                           $      (1.48)        $      (1.95)        $      (0.01)
  Extraordinary gain                                                        0.13                   --                 0.15
                                                                    ------------         ------------         ------------
  Net income (loss)                                                 $      (1.35)        $      (1.95)        $       0.14
                                                                    ============         ============         ============

Diluted:
 Income (loss) before extraordinary item                            $      (1.48)        $      (1.95)        $      (0.01)
 Extraordinary gain                                                         0.13                   --                 0.14
                                                                    ------------         ------------         ------------
 Net income (loss)                                                  $      (1.35)        $      (1.95)        $       0.13
                                                                    ============         ============         ============

Shares used in computing earnings (loss) per ordinary share:
  Basic                                                               10,366,125           10,224,737            9,674,778
                                                                    ============         ============         ============

  Diluted                                                             10,366,125           10,224,737           10,403,719
                                                                    ============         ============         ============


        The accompanying notes are an integral part of the consolidated financial statements.

                          TECNOMATIX TECHNOLOGIES LTD.


                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                  NUMBER OF
                                                  ORDINARY                                   LOANS        FOREIGN      UNREALIZED
                                                   SHARES                   ADDITIONAL    GRANTED TO      CURRENCY      HOLDING
                                                  NIS 0.01        SHARE       PAID-IN      PURCHASE     TRANSLATION      GAINS
                                                  PAR VALUE      CAPITAL      CAPITAL       SHARES       ADJUSTMENT     (LOSSES)
                                                  ---------      -------      -------       ------       ----------     --------
Balance at January 1, 1999                        $9,564,342       $37        $61,572    $ (2,007)      $ (1,765)      $ (198)

Exercise of employee options                         386,849         1          3,753
Loans granted to purchase shares                                                             (420)
Comprehensive loss -
 Net income for the year
 Other comprehensive income (loss) -
  Unrealized gain on marketable
    securities                                                                                                            125
  Foreign currency translation adjustment                                                                 (1,539)

Comprehensive loss


                                                  ----------       ---        -------     -------        -------        -----
Balance at December 31, 1999                       9,951,191        38         65,325      (2,427)        (3,304)         (73)

Exercise of employee options and shares              334,832                    3,686
Repayment of loans granted to
 purchase shares                                                                            1,291
Comprehensive loss -
 Loss for the year
 Other comprehensive income (loss) -                                                                                      (36)
  Unrealized loss on marketable
    securities
  Foreign currency translation adjustment                                                                     23

Comprehensive loss


                                                  ----------       ---        -------     -------        -------        -----
Balance at December 31, 2000                      10,286,023        38         69,011      (1,136)        (3,281)        (109)

Exercise of employee options                          20,056        (*)           169
Employee share purchase plan                         200,179         1          1,131
Loans granted to purchase shares                                                              (77)
Comprehensive loss -
 Loss for the year
 Other comprehensive income (loss) -
  Unrealized loss on marketable
    securities                                                                                                           (161)
  Foreign currency translation adjustment                                                                   (956)

Comprehensive loss


                                                  ----------       ---        -------     -------        -------        -----
Balance at December 31, 2001                      10,506,258       $39        $70,311     $(1,213)       $(4,237)       $(270)
                                                  ==========       ===        =======     =======        =======        =====



                                                                                                TOTAL
                                                               TREASURY                         SHARE-
                                                   RETAINED      STOCK       COMPREHENSIVE     HOLDERS'
                                                   EARNINGS     AT COST          LOSS           EQUITY
                                                   --------     -------          ----           ------
Balance at January 1, 1999                         $36,978    $ (13,200)                        $81,417

Exercise of employee options                                                                      3,754
Loans granted to purchase shares                                                                   (420)
Comprehensive loss -
 Net income for the year                             1,354                   $   1,354            1,354
 Other comprehensive income (loss) -
  Unrealized gain on marketable
    securities                                                                     125              125
  Foreign currency translation adjustment                                       (1,539)          (1,539)
                                                                             ---------
Comprehensive loss                                                           $     (60)
                                                                             =========

                                                    ------     --------                         -------
Balance at December 31, 1999                        38,332      (13,200)                         84,691

Exercise of employee options and shares                                                           3,686
Repayment of loans granted to
 purchase shares                                                                                  1,291
Comprehensive loss -                               (19,959)                  $ (19,959)         (19,959)
 Loss for the year
 Other comprehensive income (loss) -                                               (36)             (36)
  Unrealized loss on marketable
    securities
  Foreign currency translation adjustment                                           23               23
                                                                             ---------
Comprehensive loss                                                             (19,972)
                                                                             ==========

                                                    ------     --------                         -------
Balance at December 31, 2000                        18,373      (13,200)                         69,696

Exercise of employee options                                                                        169
Employee share purchase plan                                                                      1,132
Loans granted to purchase shares                                                                    (77)
Comprehensive loss -
 Loss for the year                                 (13,910)                   $(13,910)         (13,910)
 Other comprehensive income (loss) -
  Unrealized loss on marketable
    securities                                                                    (161)            (161)
  Foreign currency translation adjustment                                         (956)            (956)
                                                                             ---------
Comprehensive loss                                                           $ (15,027)
                                                                             =========

                                                    ------     --------                         -------
Balance at December 31, 2001                        $4,463     $(13,200)                        $55,893
                                                    ======     ========                         =======



(*) Less than 1 thousand


    The accompanying notes are an integral part of the financial statements.

                          TECNOMATIX TECHNOLOGIES LTD.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. DOLLARS IN THOUSANDS)


                                                                                     YEAR ENDED DECEMBER 31,
                                                                            -------------------------------------------
                                                                               2001             2000             1999
                                                                            --------         --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                           $(13,910)        $(19,959)        $  1,354
Adjustments to reconcile net income (loss)
 to net cash provided by (used in) operating activities (Appendix A)          18,255           17,262           14,970
                                                                            --------         --------         --------
Net cash provided by (used in) operating activities                            4,345           (2,697)          16,324
                                                                            --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Long-term investments                                                           (457)          42,900           25,100
Purchase of short-term investments                                           (26,922)         (56,971)          (5,870)
Proceeds from realization of short-term investments                           29,519           39,266           20,511
Investment in non-current receivables                                             18               61             (118)
Purchase of property and equipment and other assets                           (2,592)          (2,960)          (5,570)
Capitalization of software development costs                                  (5,103)          (7,408)          (6,351)
Proceeds from sale of property and equipment                                     119              215              250
Acquisition of subsidiaries, net of
 cash acquired (Appendix B)                                                       --          (15,279)         (23,040)
Investment in a joint venture                                                     --             (437)
                                                                            --------         --------         --------
Net cash provided by (used in) investing activities                           (5,418)            (613)           4,912
                                                                            --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:


Repayment of loans granted to purchase shares                                     --            1,291               --
Repurchase of convertible notes                                               (3,986)              --           (4,200)
Exercise of employees' options                                                   169            3,686            3,334
Purchase of shares under Employee Share Purchase Plan                          1,132               --               --
Short-term credit, net                                                             2          (10,270)            (682)
                                                                            --------         --------         --------
Net cash used in financing activities                                         (2,683)          (5,293)          (1,548)
                                                                            --------         --------         --------

Effect of exchange rate changes on cash                                         (403)             352             (375)
                                                                            --------         --------         --------
Net change in cash and cash equivalents                                       (4,159)          (8,251)          19,313

Cash and cash equivalents at beginning of year                                25,829           34,080           14,767
                                                                            --------         --------         --------
Cash and cash equivalents at end of year                                    $ 21,670         $ 25,829         $ 34,080
                                                                            ========         ========         ========


         The accompanying notes are an integral part of the consolidated financial statements.

                          TECNOMATIX TECHNOLOGIES LTD.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTD.)
                           (U.S. DOLLARS IN THOUSANDS)

                                                                                               YEAR ENDED DECEMBER 31,
                                                                                       ------------------------------------------
                                                                                         2001             2000             1999
                                                                                       --------         --------         --------
APPENDIX A
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES:
 In-process research and development and acquisition costs                             $     --         $  5,250         $  9,944
 Company's share in loss of affiliated company                                              532              131               --
 Minority interest in net loss of subsidiary                                                 --               (2)             (22)
 Depreciation and amortization                                                           16,435           13,989           10,749
 Asset impairment                                                                           316               --               --
 Extraordinary gain from repurchase of the
   Company's convertible notes                                                           (1,393)              --           (1,450)
 Other                                                                                      492             (365)            (492)

CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF
  PURCHASE OF SUBSIDIARY:
 Decrease (increase) in assets:
  Accounts receivable                                                                     6,512            1,708           (4,903)
  Due from related parties                                                                 (400)             368               57
  Deferred income taxes                                                                     246              447              292
  Other receivables and prepaid expenses                                                  1,717              482             (755)
  Increase (decrease) in liabilities:
  Accounts payable                                                                         (862)             904             (603)
  Other payables and accrued expenses                                                    (4,914)          (5,409)           2,252
  Accrued severance pay, net                                                               (426)            (241)             (99)
                                                                                       --------         --------         --------
                                                                                       $ 18,255         $ 17,262         $ 14,970
                                                                                       ========         ========         ========

APPENDIX B
PURCHASE OF SUBSIDIARIES (NOTE 3)
 Working capital - excluding cash                                                      $     --         $ (1,101)        $  2,362
 Property and equipment                                                                      --             (242)            (571)
 Other assets                                                                                --           (4,558)          (6,615)
 In-process research and development                                                         --           (5,250)          (9,207)
 Goodwill                                                                                    --           (4,128)          (9,207)
                                                                                       --------         --------         --------
                                                                                             --          (15,279)         (23,238)
 Consideration and related expenses not yet paid                                             --               --              198
                                                                                       --------         --------         --------
                                                                                       $     --         $(15,279)        $(23,040)
                                                                                       ========         ========         ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period  for:

  Interest                                                                             $  5,191         $  2,071         $  5,535
                                                                                       ========         ========         ========
  Taxes                                                                                $    252         $    588         $  1,003
                                                                                       ========         ========         ========


         The accompanying notes are an integral part of the consolidated financial statements.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 1 - GENERAL

Tecnomatix Technologies Ltd. ("the Company") is an Israeli corporation engaged in the development, selling, marketing and support of Manufacturing Process Management ("MPM") software tools for the collaborative development and optimization of manufacturing processes across the extended enterprise. The Company's products are used by world-leading manufacturers in the automotive, aerospace, electronics and heavy equipment industries. The Company's software solutions enable the optimization of the manufacturing process chain, increased throughput, and reduced time-to-market, time-to-volume and product costs. The Company operates in two business segments, e-Manufacturing and Electronics Assembly. The Company sells and supports its products mainly in Europe, the United States and the Far East.



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL STATEMENTS IN U.S. DOLLARS

The reporting currency of the Company is the U.S. dollar ("dollar").

The dollar is the functional currency of the Company and its subsidiaries in Israel and in the United States. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No.
52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

The financial statements of certain of the Company's subsidiaries whose functional currency is other than the dollar are translated into dollars in accordance with the principles set forth in SFAS No. 52. Assets and liabilities have been translated at year-end exchange rates; results of operations have been translated at average exchange rates. The translation adjustments have been reported as a separate component of shareholders' equity.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated.

CASH EQUIVALENTS

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (contd.)

MARKETABLE SECURITIES

Investments in marketable debt securities which are classified as "available-for-sale securities" in accordance with the provisions of SFAS No. 115 are stated at market value. The difference between the market value and the amortized cost of the marketable securities (unrealized gain or loss) is reflected in shareholders' equity. Interest income including the amortization of premium and discount at acquisition, and realized gains and losses (calculated by the specific identification method) are reflected in financial income in the statement of operations.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets, as follows:

Computers and software                                   3-5 years
Office furniture and equipment                          3-16 years
Motor vehicles                                           4-7 years

Leasehold improvements are amortized based on the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", management reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future cash flows.

SOFTWARE DEVELOPMENT COSTS

The Company capitalizes software development costs in accordance with SFAS No.
86. Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.
 Amortization of capitalized software development costs is provided on a product-by-product basis and begins when the product is available for general release to customers. Annual amortization is the greater of the amount computed using the ratio of current gross revenue for a product to the total of current and anticipated product revenue or the straight-line basis over the remaining economic useful life of the software, which is not more than three years. Amortization of capitalized software development costs is reflected in cost of software license fees.

ACQUISITION- RELATED INTANGIBLE ASSETS

Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the values of identifiable intangible assets including developed software products, established work-force and trade names, as well as goodwill. Goodwill is the amount by which the cost of identifiable acquired net assets exceeds the fair values of those net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives of three years for developed software products and established work-force and seven years for trade-names. Goodwill is amortized on a straight line basis over five to ten years. The Company periodically evaluates the existence of intangible asset impairments. Recoverability of these assets is assessed based on undiscounted expected cash flows, considering a number of factors including past operating results, budgets and economic projections, market trends and product development cycles.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (contd.)

REVENUE RECOGNITION

The company recognizes revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, Software Revenue Recognition, as amended.

Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. The Company's products generally do not require significant customization. Revenues from software product license agreements, which require significant customization and modification of the software product are deferred and recognized using the percentage-of-completion method. When software arrangements involve multiple elements the Company allocates revenue to each element based on the relative fair values of the elements. The Company's determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (VSOE). The Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately.

Service revenues include consulting services, post-contract customer support and training. Consulting revenues are generally recognized on a time and material basis. However, revenues from certain fixed-price contracts are recognized on the percentage of completion basis. Software maintenance agreements provide technical support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs (net of third-party grants) that are not capitalized to software and development costs are expensed as incurred. The Company has no obligation to repay the grants if sufficient sales are not generated.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts has been made on the basis of specific accounts receivable.

DEFERRED INCOME TAXES

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109.

PROVISION FOR WARRANTY

The Company warrants its products in certain countries in Europe. The warranty period is generally up to six months. The Company provides for estimated warranty costs, based on its past experience.

EARNINGS (LOSS) PER ORDINARY SHARE

Basic and diluted net earnings (loss) per share have been computed in accordance with SFAS No. 128 using the weighted average number of ordinary shares outstanding. Basic earnings (loss) per share exclude any dilutive effect of options, warrants and convertible securities. Diluted earnings per share give effect to all potential dilutive issuances of ordinary shares that were outstanding during the period. A total of 428,683 and 670,963 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2001 and 2000 respectively due to the anti-dilutive effect, and 728,941 incremental shares were used to calculate diluted earnings per ordinary share for 1999.
5 1/4% convertible subordinated notes at a conversion price of $ 42.39 per share were not included in the calculation of diluted earnings per ordinary share, because the effect would have been anti-dilutive.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (contd.)

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) has been reported in the statement of changes in shareholders' equity, in accordance with SFAS No. 130, "Reporting Comprehensive Income".

DERIVATIVE FINANCIAL INSTRUMENTS

On January 1, 2001, the Company adopted the Financial Accounting Standards Board
(FASB) Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities and Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities (collectively referred to as SFAS 133). The Company's initial adoption of SFAS 133 did not have a significant impact on the equity of the Company.

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled. Derivatives include, but are not limited to, the following types of investments: interest rate swaps, interest rate caps and floors, put and call options, warrants, futures, forwards and commitments to purchase securities and combinations of the foregoing. Derivatives embedded within non-derivative instruments (such as call options embedded in convertible bonds) must be bifurcated from the host instrument and accounted for in accordance with SFAS 133 when the embedded derivative is not clearly and closely related to the host instrument. In addition, non-investment instruments, including certain types of insurance contracts that have historically not been considered derivatives, may be derivatives or contain embedded derivatives under SFAS 133.

SFAS 133 requires that all derivatives be recorded in the balance sheet at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge of exposures to changes in fair value, cash flows or foreign currency exchange rates. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the nature of any hedge designation thereon.

Risk management policy - Foreign exchange rate risk arises from the possibility that changes in foreign currency exchange rates will impact the fair value or the cash flows of financial instruments denominated in a foreign currency.

The Company uses derivatives in the normal course of business, primarily to reduce its exposure to foreign currency risk stemming from various assets and liabilities. Principally, the Company uses currency forwards as hedging instruments to hedge the impact of the variability in exchange rates on accounts receivable denominated in certain foreign currencies.

Accounting policy - Although such contracts may qualify as cash flow hedges or fair value hedges the Company did not designate them as hedges against specific assets or liabilities.

Derivatives credit risk - Counter parties to currency exchange forward contracts are major financial institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts related to credit risk, if any, is remote and any losses would be immaterial.

As of December 31, 2001, the Company's forward contracts for the periods ending March 2002 are as follows:

-     Obligation to sell Japanese Yen 518,000,000 for a total of $ 4,198.

-     Obligation to sell Euro 9,200,000 for a total of $ 8,108.

-     Obligation to sell Singapore Dollar 5,294,000 for a total of $ 2,863.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (contd.)

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 141, "Business Combinations", which addresses the financial accounting and reporting for business combinations and supersedes Accounting Principals Board (APB) Opinion 16, "Business Combinations" and SFAS 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". SFAS 141 requires that all business combinations be accounted for by a single method, the purchase method, modifies the criteria for recognizing intangible assets, and expands disclosure requirements. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its consolidated financial statements.

In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets", which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition and after they have been initially recognized in the financial statements. SFAS 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but rather tested at least annually for impairment, and intangible assets that have finite useful lives be amortized over their useful lives. SFAS 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. In addition, SFAS 142 expands the disclosure requirements about goodwill and other intangible assets in the years subsequent to their acquisition. SFAS 142 is effective for a fiscal year, commencing after December 31, 2001. Impairment losses for goodwill and indefinite life intangible assets that arise due to the initial application of SFAS 142 are to be reported as a change in accounting principle. However, goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to provisions of SFAS 142. Application of the non-amortization provisions of SFAS 142 for goodwill is expected to result in an increase in operating income (a decrease in operating loss) of approximately $ 3,632 in 2002. At December 31, 2001, the Company had goodwill of $ 15,409 (including established work-force).

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", which supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the provisions of APB Opinion 30 (APB 30), "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of operations but broadens that presentation to a component of an entity. SFAS 144 is effective for fiscal years beginning after December 31, 2001 with earlier application encouraged. The Company is in the process of determining the impact that the adoption of SFAS 144 will have on the consolidated financial statements.

RECLASSIFICATION

Certain figures from prior years have been reclassified in order to conform to the 2001 presentation.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 3 - SIGNIFICANT ACQUISITIONS

a.    GENERAL

      With respect to the acquisitions described in sections b through d below, values assigned to acquired in-process research and development, and developed software products were determined using a discounted cash flow analysis. To determine the value of the in-process research and development, the Company considered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income, and associated risks, which included the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development projects that had not yet reached technological feasibility or do not have alternative future uses. To determine the value of the developed software products, the expected future cash flows of the existing technology product were discounted taking into account risks related to the characteristics and applications of each product, existing and future markets, and assessments of the life cycle stage of each product. Based on this analysis, the existing technology that had reached technological feasibility was capitalized.

b.    ACQUISITION OF FABMASTER S.A. ("FABMASTER")

      In February 2000, the Company acquired all of the outstanding shares of Fabmaster, at that time, a publicly traded software company based in France, for $16,510. The acquisition was accounted for as a purchase, and the financial results of Fabmaster have been included in the Company's financial statements beginning on the acquisition date.

      The purchase price totalling $16,510 (including transaction costs totalling $1,310) has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

      The purchase price was allocated to developed technology, core technology, established work-force and goodwill of $2,361, $1,964, $233 and $4,205, respectively. These intangible assets are being amortized over the estimated useful life of three years for developed and core technology and established work-force and seven years for goodwill. Acquired-in-process technology has been valued using the income approach, resulting in a charge of $5,250.

      The allocation of fair value is as follows:

      Current assets                             $  4,741
      Property and equipment                          276
      Current liabilities                          (2,520)
      In-process research and development           5,250
      Intangible assets                             8,763
                                                 --------
      Total purchase price                       $ 16,510
                                                 ========

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 3 - SIGNIFICANT ACQUISITIONS (contd.)

b.    ACQUISITION OF FABMASTER S.A. ("FABMASTER") (contd.)

      The following unaudited pro forma summary presents information as if the acquisition of Fabmaster occurred at the beginning of the periods presented. In-process research and development charges are considered nonrecurring charges related directly to the acquisition and have therefore been excluded from pro forma net income and pro forma earnings per share. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entities.

                                           YEAR ENDED DECEMBER 31,
                                        -----------------------------
                                           2000               1999
                                        ----------         ----------
      Revenues                          $   89,297         $   93,909
      Net income (loss)                 $  (21,227)        $    1,972
      Earnings (loss) per share:
       Basic                            $    (2.08)        $     0.15
       Diluted                          $    (2.08)        $     0.14

c.    ACQUISITION OF UNICAM SOFTWARE INC. ("UNICAM")

      In March 1999, the Company acquired all the outstanding shares of Unicam, a privately held software company based in the United States, for $25,787. The acquisition was accounted for as a purchase, and the financial results of Unicam have been included in the Company's financial statements beginning on the acquisition date.

      The purchase price totalling $25,787 (including transaction costs totalling $1,537) has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

      The purchase price was allocated to developed technology, core technology, established work-force and goodwill of $2,197, $2,828, $997 and $9,344, respectively. These intangible assets are being amortized over the estimated useful life of three years for developed and core technology and established work-force and seven years for goodwill. Acquired-in-process technology has been valued using the income approach, resulting in a charge of $9,207.

      The allocation of fair value is as follows:

      Current assets                             $  5,356
      Property and equipment                          571
      Current liabilities                          (4,713)
      In-process research and development           9,207
      Intangible assets                            15,366
                                                 --------
      Total purchase price                       $ 25,787
                                                 ========

      As a result of the acquisition of Unicam, the Company wrote off capitalized software development costs of $737, resulting from the Company's decision to discontinue the use of certain technologies following the acquisition of Unicam.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 3 - SIGNIFICANT ACQUISITIONS (contd.)

c.    ACQUISITION OF UNICAM SOFTWARE INC. (contd.)

      The following unaudited pro forma summary presents information as if the acquisition of Unicam occurred at the beginning of the periods presented. In-process research and development charges are considered nonrecurring charges related directly to the acquisition and have therefore been excluded from pro forma net income and pro forma earnings per share. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entities.


                                 YEAR ENDED
                                 DECEMBER 31,
                                 ------------
                                    1999
                                 ----------
      Revenues                   $   89,583
      Net income                 $   11,485
      Earnings per share:
       Basic                     $     1.19
       Diluted                   $     1.10


NOTE 4 - SHORT-TERM INVESTMENTS

Comprised as follows:

                                              DECEMBER 31,
                                         ----------------------
                                           2001           2000
                                         -------        -------
      Marketable securities:
       Government of Israel bonds        $ 4,051        $ 5,941
       Corporate bonds                    25,464          6,954
                                         -------        -------
                                          29,515        $12,895

      Short-term bank deposits                --         20,021
                                         -------        -------
                                         $29,515        $32,916
                                         =======        =======

Aggregate maturities of marketable securities are as follows:

                                   DECEMBER 31,
                               ----------------------
                                2001           2000
                               -------        -------
      Within one year          $ 6,346        $ 4,560
      One to five years         22,568          8,075
      Six to ten years             601            222
      Over ten years                --             38
                               -------        -------
                               $29,515        $12,895
                               =======        =======

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 5 - LONG-TERM INVESTMENTS


                               DECEMBER 31,
                             2001        2000
                             ----        ----
Affiliate company (1)        $ --        $437
VISOPT (2)                    457          --
                             ----        ----
                             $457        $437
                             ====        ====


(1) In the end of 2000, the Company and Zuken Inc., a company based in Japan, established a joint venture in Japan, Zuken-Tecnomatix K.K., for the purpose of selling and marketing the electronics assembly software products and related services. In the framework of the joint venture agreement, the Company invested in December 2000, 49 million Japanese Yen in Zuken-Tecnomatix K.K. in exchange for 49% of its share capital. During 2001, the Company recorded losses in the amount of $532 from its share in Zuken-Tecnomatix K.K. As of December 31, 2001, the Company provided for losses from such activities in the amount of $95.

(2) In October 2001, the Company consummated a share purchase agreement pursuant to which it invested $457 in cash (including acquisition costs of $77) and $45 by transfer of certain activities, in Visopt B.V., a privately-held Dutch company, in exchange for 10% of its share capital.

NOTE 6 - PROPERTY AND EQUIPMENT

Comprised as follows:

                                             DECEMBER 31,
                                          2001           2000
                                        -------        -------
Cost
  Computers and software                $19,819        $19,279
  Office furniture and equipment          4,272          4,589
  Motor vehicles                            617            807
  Leasehold improvements                  1,796          1,633
                                        -------        -------
                                        $26,504        $26,308
                                        =======        =======
Accumulated depreciation:
  Computers and software                $15,337        $13,149
  Office furniture and equipment          2,408          2,200
  Motor vehicles                            291            276
  Leasehold improvements                  1,109            987
                                        -------        -------
                                        $19,145        $16,612
                                        =======        =======


NOTE 7 - ACQUIRED INTANGIBLES, NET

Comprised as follows:

                                        DECEMBER 31,
                                     2001           2000
                                    -------        -------
Cost:
 Goodwill                           $24,795        $24,718
 Developed software products         12,053         12,053
 Trade name                             283            283
 Established work-force               1,568          1,568
                                    -------        -------
                                     38,699         38,622
                                    -------        -------
Accumulated amortization:
 Goodwill                             9,540          6,042
 Developed software products          9,971          6,195
 Trade name                             170            130
 Established work-force               1,414            970
                                    -------        -------
                                     21,095         13,337
                                    -------        -------
                                    $17,604        $25,285
                                    =======        =======

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 8 - OTHER ASSETS, NET

Comprised as follows:

                                                                   DECEMBER 31,
                                                                2001           2000
                                                              -------        -------
Cost:
  Software development costs                                  $38,455        $33,352
  Deferred financing costs relating to the issuance of
   5 1/4% convertible subordinated notes                        1,389          1,563
  Other                                                         1,073            846
                                                              -------        -------
                                                               40,917         35,761
                                                              -------        -------

Accumulated amortization:
  Software development costs                                   23,537         18,478
  Deferred financing costs relating to the issuance of
   5 1/4% convertible subordinated notes                          901            750
  Other                                                            28            374
                                                              -------        -------
                                                               24,466         19,602
                                                              -------        -------
                                                              $16,451        $16,159
                                                              =======        =======

NOTE 9 - 5 1/4% CONVERTIBLE SUBORDINATED NOTES

On August 12, 1997, the Company effected an issuance to the public of an aggregate amount of $ 97,750 convertible subordinated notes ("the Notes"). The related issuance expenses of $ 3,104 were recorded as deferred expenses and are amortized using the straight-line method over the life of the Notes.

The Notes bear interest at 5 1/4% per annum, payable semi-annually and mature on August 15, 2004.

The Notes are convertible into ordinary shares of the Company at any time at or before maturity, unless previously redeemed, at a conversion price of $ 42.39 per share, subject to adjustment in certain events.

The Company may, at its option, redeem the Notes on or after August 18, 2000, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) plus accrued interest to the redemption date. If redeemed during the 12-month period beginning August 15 in the year indicated, the redemption price shall be:

      YEAR               REDEMPTION PRICE
      ----               ----------------
      2001                   102.25%
      2002                   101.50%
      2003                   100.75%

During 2001, 1999 and 1998, the Company repurchased aggregate amounts of $5,485, $ 6,000 and $ 42,500, respectively, of the Notes. As a result of the repurchase, the Company realized an extraordinary net gain of $1,393, $ 1,450 and $ 12,174 in 2001, 1999 and 1998, respectively. The outstanding balance of the Notes as of December 31, 2001 was $ 43,765.

NOTE 10 - ACCRUED SEVERANCE PAY, NET

The majority of the Company's liability for severance pay is calculated in accordance with the Israeli law based on the most recent salary paid to employees and the length of employment in the Company. The Company's liability for severance pay is fully provided. Part of the liability is funded through individual insurance policies purchased from outside insurance companies, which are not under the Company's control.

The aggregate value of the insurance policies as of December 31, 2001 and 2000 was $ 1,152 and $ 815, respectively.

Severance pay expenses for the years ended December 31, 2001, 2000 and 1999 were $ 683, $ 1,171 and $ 889, respectively.

The Company has no liability for pension expenses to its employees.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

ROYALTIES

1. The Company is committed to pay royalties to the office of the Chief Scientist of the Government of Israel on proceeds from sales of products in the research and development of which the Chief Scientist has participated by way of grants, up to the amount of 100%-150% of the grants received (in dollar terms) (from 1999 - up to the amount of 100% of the grants received plus interest at LIBOR). The royalties are payable at a rate of 3% for the first three years of product sales and 3.5% thereafter. The total amount of grants received, net of royalties paid or accrued, at December 31, 2001 was $ 11,923. Royalty expenses to the Chief Scientist in 2001, 2000 and 1999 were $ 1,504, $ 1,543, and $ 1,428, respectively.

      The research and development grants are presented in the statements of operations as an offset to research and development costs.

      The refund of the grant is contingent on future sales and the Company has no obligation to refund these grants, if sufficient sales are not generated.

2. The Company and its subsidiaries are obligated to pay royalties to certain parties, based on agreements which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties in 2001, 2000 and 1999 were $ 488, $ 350 and $ 109, respectively.

LEASE COMMITMENTS

1. The premises of the Company and its subsidiaries are rented under various operating lease agreements which expire on various dates. Future aggregate minimum annual rental payments, pursuant to existing lease commitments in effect at December 31, 2001, are as follows:

      YEAR ENDED DECEMBER 31,

      2002                                     3,862
      2003                                     2,452
      2004                                     1,752
      2005                                     1,167
      2006 and thereafter                      1,298
                                            --------
        Total                               $ 10,531
                                            ========

2. The Company leases its motor vehicles under cancelable operating lease agreements, for periods through 2003. The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $ 88 as of December 31, 2001. Lease expenses for the years ended December 31, 2001, 2000 and 1999 were $ 211, $ 631 and $ 179, respectively.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (contd.)

FINANCIAL INSTRUMENTS

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and short-term investments, totalling $ 51,185 and $ 58,745 as of December 31, 2001 and 2000, respectively, and accounts receivable. The Company's cash and cash equivalents and short-term investments are invested in deposits with major banks in the U.S., Europe and Israel. Management believes that the financial institutions holding the Company's cash and cash equivalents are financially sound. In addition, the marketable securities held by the Company consist mainly of debt securities of the Government of Israel and highly-rated corporate bonds. The accounts receivable are derived from sales to a large number of customers, mainly large industrial corporations and their suppliers located mainly in Europe, the United States and the Far East. The Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade receivables.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current and non-current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

TRANSACTIONS WITH RELATED PARTIES

The Company is party to a management service agreement with A.T.L. Management Services Ltd ("A.T.L."), formerly known as S.H.A. Venture Management Services Ltd, a related party, which provides for the payment to A.T.L. of an annual management fee of $ 400 and reimbursement of expenses in consideration for strategic management and business and financial consulting services, on a basis which the Company believes represents fair value.

GUARANTEES

The Company has provided guarantees in connection with bank credit to a subsidiary totalling $ 760,000 as of December 31, 2001.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 12 - SHAREHOLDERS' EQUITY

SHARE CAPITAL

1. The Company's shares are traded in the United States and are listed on the Nasdaq National Market System.

2.    Loans granted to purchase shares

      The balance at December 31, 2001 represents loans granted to the Chairman President and Chief Executive Officer of the Company with respect to the exercise of options to purchase the Company's shares. The loans are in dollars, bear interest at 6.8% per annum and are repayable in December 31, 2002. The loans were granted in consideration for recourse notes.

EMPLOYEE SHARE PURCHASE PLAN

In December 2000, the Company adopted the Tecnomatix Technologies Ltd. 2000 Employee Share Purchase Plan ("the Share Purchase Plan"), pursuant to which the Company's employees may purchase up to 500,000 ordinary shares. Every six months, each employee is entitled to purchase ordinary shares for an amount up to 10% of his salary at that period, but no more than 750 ordinary shares. The purchase price under the Share Purchase Plan is the lower of 85% of the fair market value of an ordinary share at the beginning of such six-month period or 85% of the fair market value at the end of such six-month period. Through December 31, 2001, 200,179 shares have been purchased under the Share Purchase Plan.

STOCK OPTION PLANS

AS OF DECEMBER 31, 2001 THE COMPANY HAS THE FOLLOWING EMPLOYEES' AND DIRECTORS' STOCK OPTION PLANS:

1996 PLAN

Under the 1996 Stock Option Plan (the "1996 Plan") for employees of the Company, options to purchase up to 3,887,047 shares of the Company may be granted at an exercise price equal to the fair market value of the share at the date of the grant. The options granted vest at a rate of 40%, 30% and 30% after two, three and four years, respectively, from the date of the grant, or in four equal annual installments, commencing one year from the date of grant. Under the 1996 Plan, options will expire ten years from the date of the grant.

As of December 31, 2001, options to purchase 3,606,788 shares were outstanding with exercise prices ranging from $4.75 to $40.375 per share.

DIRECTORS PLAN

Under the 1996 Directors' Stock Option Plan (the "Directors Plan") for directors of the Company, options to purchase up to 404,000 shares of the Company may be granted at an exercise price equal to the fair market value of the share at the date of the grant. The options granted become exercisable in five equal annual installments, commencing two years from the date of the grant. Under the Directors Plan, options will expire on the earlier of the termination of the service of the director and the tenth anniversary of the grant. As of December 31, 2001 options to purchase 304,000 shares were outstanding with an exercise price of $18.375 per share.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 12 - SHAREHOLDERS' EQUITY (contd.)

STOCK OPTION PLANS (contd.)


A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999 and changes during the years then ended, is presented below:


                                                                         DECEMBER 31,
                                       ----------------------------------------------------------------------------------
                                                 2001                       2000                          1999
                                       -----------------------     -----------------------        -----------------------
                                                     WEIGHTED                     WEIGHTED                      WEIGHTED
                                                     AVERAGE                      AVERAGE                        AVERAGE
                                                     EXERCISE                     EXERCISE                       EXERCISE
                                         SHARES        PRICE         SHARES         PRICE           SHARES         PRICE
                                       ----------      -----       ----------       -----         ----------       -----
Options outstanding at
 beginning of year                      3,330,231     $ 13.61       2,859,675      $ 14.74         1,939,299     $ 11.66
Granted during year                     1,297,900     $  8.76       1,599,950      $ 11.14         1,429,100     $ 17.00
Exercised during year                     (20,056)    $  9.41        (334,832)     $ 11.60          (386,849)    $  9.18
Forfeited during year                    (403,653)    $ 13.35        (794,562)     $ 13.53          (121,875)    $  9.85
                                       ----------                  ----------                     ----------
Outstanding at
 end of year                            4,204,422     $ 12.16       3,330,231      $ 13.61         2,859,675     $ 14.74
                                       ==========                  ==========                     ==========
Options exercisable
 at year-end                            1,233,970     $ 14.64         570,001      $ 15.68           264,109     $ 14.12
                                       ==========                  ==========                     ==========
Weighted average fair
 value of options granted
 during the year                       $     4.25                  $     5.49                     $     7.95
                                       ==========                  ==========                     ==========

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 12 - SHAREHOLDERS' EQUITY (contd.)

STOCK OPTION PLANS (contd.)

      THE FOLLOWING TABLE SUMMARIZES INFORMATION RELATING TO STOCK OPTIONS OUTSTANDING AT DECEMBER 31, 2001:

                           OPTIONS OUTSTANDING                                                  OPTIONS EXERCISABLE
      --------------------------------------------------------------------           --------------------------------------
                                                   WEIGHTED
                                 NUMBER             AVERAGE       WEIGHTED              NUMBER                    WEIGHTED
                              OUTSTANDING AT       REMAINING      AVERAGE            EXERCISABLE AT               AVERAGE
      RANGE OF                 DECEMBER 31,       CONTRACTUAL     EXERCISE             DECEMBER 31,               EXERCISE
      EXERCISE PRICES             2001          LIFE (IN YEARS)    PRICE                  2001                     PRICE
      ---------------             ----          ---------------    -----                  ----                     -----
      $ 4 - 7.75               1,370,275             9.06           $ 5.831               151,850                 $  4.97
      $ 9 - 11.563               515,325             6.64           $10.385               318,730                 $ 10.64
      $ 12 - 13.813            1,516,772             8.50           $13.046               320,462                 $ 13.39
      $ 14 - 18.375              163,750             5.28           $17.892               114,714                 $ 18.09
      $ 20.375 - 25.75           563,300             7.51           $21.542               308,564                 $ 22.05
      $ 28.75 - 40.75             75,000             8.09           $38.825                19,650                 $ 38.36
                              -----------                                              -----------
      $ 4 - 40.75              4,204,422             8.19           $12.155             1,233,970                 $ 14.64
                              ===========                                              ===========


      FAIR VALUE DISCLOSURES:

      Had compensation cost for the Company's option plans been determined on the basis of the fair value at the grant dates, as prescribed in Statement No. 123 of the FASB, the Company's net income (loss) and net income (loss) per share would have been as follows:


                                                       YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------
                                             2001               2000               1999
                                          ----------         ----------         ----------
Net income (loss):
 As reported                              $  (13,910)        $  (19,959)        $    1,354
 Proforma                                 $  (19,885)        $  (26,878)        $   (4,123)
Basic earnings (loss) per share:
 As reported                              $    (1.35)        $    (1.95)        $     0.14
 Proforma                                 $    (1.92)        $    (2.63)        $    (0.43)
Diluted earnings (loss) per share:
 As reported                              $    (1.35)        $    (1.95)        $     0.13
 Proforma                                 $    (1.92)        $    (2.63)        $    (0.43)

DATA IN RESPECT OF THE STOCK OPTION PLANS

The fair value of each option grant is estimated on the date of the grant using the Black & Scholes option-pricing model with the following assumptions used for grants in 2001, 2000 and 1999: a dividend yield of 0.0% for all periods; weighted average expected volatility of 72% in 2001, 73% in 2000 and 67% in 1999; weighted average risk-free interest rates of 4.7% in 2001, 6.5% in 2000 and 5.62% in 1999; and weighted average expected lives of 5 years for options granted in 2001 and 2000 and 4.22 years for options granted in 1999. The expected life of the options is based on the assumption that employees will exercise the options at an average of 6 months after the end of the vesting period and the expected forfeiture rate is based on management's best estimate of 5%. Because additional option grants are expected to be made each year, and due to the factors described in the preceding paragraph, the above proforma disclosures are not necessarily representative of proforma effects of reported net income for future years.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 13 - TAXES ON INCOME

TAXATION UNDER VARIOUS LAWS

1. The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company and its Israeli subsidiaries are assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli Consumer Price Index ("CPI"). Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

2.   "APPROVED ENTERPRISE"

      The production facilities of the Company in Israel have been granted "approved enterprise" status in eleven separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises is fully exempt from tax for either two or four years, commencing the first year in which each enterprise generates taxable income and is entitled to a reduced tax rate of 15% for a further eight or six years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. Through December 31, 2001, the period of benefits of seven enterprises has commenced.

      In the event of a distribution of cash dividends to shareholders of earnings subject to the exemption, the Company will be liable to tax at a rate of 15%. The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

      As of December 31, 2001, the aggregate amount of undistributed tax-exempt earnings for which deferred taxes had not been provided was $ 14,093 and the amount of unrecognized deferred taxes in respect of such earnings amounted to $ 2,114.

     Income derived from sources other than the "approved enterprises" is taxable at the regular corporate tax rate of 36%.

3.    "INDUSTRIAL COMPANY"

      The Company and one of its Israeli subsidiaries are "industrial companies" as defined in the Law for the Encouragement of Industry (Taxes), 1969, and as such, are entitled to certain tax benefits, mainly the right to claim public issuance expenses and the amortization of patents and other intangible property rights as a deduction for tax purposes.


COMPOSITION OF INCOME TAX BENEFIT (PROVISION):


                                                      YEAR ENDED DECEMBER 31,
                                             -----------------------------------------
                                               2001             2000            1999
                                             --------         --------         -------
Income (loss) before taxes on income:
  Israel                                       (4,423)             159         $ 9,160
  Non-Israeli (*)                             (10,294)         (19,484)         (8,699)
                                             --------         --------         -------
                                              (14,717)         (19,325)        $   461
                                             ========         ========         =======

Income tax benefit (provision):
 Current:
  Israel                                          198               89            (195)
  Non-Israeli                                     (65)            (308)           (294)
                                             --------         --------         -------
                                                  133             (219)           (489)
                                             --------         --------         -------
 Deferred:
  Israel                                          (26)            (386)            (90)
  Non-Israeli                                    (161)             100              --
                                             --------         --------         -------
                                                 (187)            (286)            (90)
                                             --------         --------         -------
                                                  (54)        $   (505)        $  (579)
                                             ========         ========         =======


(*) Including an acquired in-process research and development charge of $5,250 and $9,207 in 2000 and 1999, respectively (see Note 3).

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 13 - TAXES ON INCOME (contd.)

DEFERRED TAXES

The main components of the Company's deferred tax assets and liabilities are as follows:


                                                              DECEMBER 31,
                                                       -------------------------
                                                         2001             2000
                                                       --------         --------
Deferred tax assets:
 Technology asset of non-Israeli subsidiaries          $  2,088         $  1,545
 Reserves and accruals not currently deductible             829              807
 Credit carryforwards                                     2,694            2,162
 Deferred revenue                                           532              567
 Net operating loss carryforwards
  of non-Israeli subsidiaries                            13,734            8,661
Net operating loss carryforwards in Israel                  168               --
                                                       --------         --------
                                                         20,045           13,742
Less - valuation allowance                               17,269           12,213
                                                       --------         --------
                                                          2,776            1,529

Deferred tax liabilities:
 Software development costs                              (3,181)          (1,525)
 Fixed assets and intangible assets                        (171)            (334)
                                                       --------         --------
                                                         (3,352)          (1,859)
                                                       --------         --------
 Net deferred tax liabilities                          $   (576)        $   (330)
                                                       ========         ========


Under Statement No. 109 of the FASB, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax asset will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards and deductible temporary differences of some of the non-Israeli subsidiaries is less likely than not, a valuation allowance has been established for the amounts of the related tax benefits.

Tax loss carryforwards of a U.S. subsidiary totalling $ 18,676 expire between 2018 and 2020.

The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:


                                                                          YEAR ENDED DECEMBER 31,
                                                                    2001             2000            1999
                                                                  --------         --------         -------
Income (loss) before taxes on income                              $(14,717)        $(19,325)        $   461
                                                                  ========         ========         =======

Theoretical tax on the above amount                               $ (5,298)        $ (6,957)        $   166

Tax benefit arising from "approved enterprise"                         186            1,033          (2,730)
Increase (decrease) in valuation allowance                           5,056            5,129          (2,695)
Less - increase in valuation allowance due to deferred tax
 liabilities resulting from purchase of a subsidiary                    --               --           2,280
 In-process research and development                                    --            1,838           3,130
 Other                                                                 110             (538)            428
                                                                  --------         --------         -------
                                                                  $     54         $    505         $   579
                                                                  ========         ========         =======


TAX ASSESSMENTS

The Company and its Israeli subsidiaries received final tax assessments through the tax year ended December 31, 1999. Certain subsidiaries of the Company in Europe received tax assessments through tax year ended December 31, 1999.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 14 - TRANSACTIONS WITH RELATED PARTIES


                                                         YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                     2001          2000         1999
                                                    -----         -----         ----
Management fees to related parties                  $ 400         $ 401         $292

General and administrative expenses, net            $(161)        $ (88)        $167

Expenses related to acquisition of companies           --            --         $ 44

Interest income, net                                   --         $  19           --


NOTE 15 - SUPPLEMENTARY BALANCE SHEET INFORMATION

OTHER RECEIVABLES AND PREPAID EXPENSES

                                                       DECEMBER 31,
                                                   --------------------
                                                    2001          2000
                                                   ------        ------

Research and development participation from
 the Government of Israel                          $  873        $3,657
Interest receivable                                   718           576
Employees                                             280           331
Advances to suppliers                                 287            75
Prepaid expenses                                    2,459         2,441
Others                                              1,371           683
                                                   ------        ------
                                                   $5,988        $7,763
                                                   ======        ======


NON-CURRENT RECEIVABLES

                   DECEMBER 31,
                 -----------------
                 2001        2000
                 ----        ----
Deposits         $736        $818
Employees          64          84
Other               8          10
                 ----        ----
                 $808        $912
                 ====        ====


SHORT-TERM LOANS

                         RATE OF
                         INTEREST              DECEMBER 31,
                         --------        -------------------------
                            %              2001            2000
                            -            -------          -------
In Japanese yen          1.9              $ 687           $  784
                                          -----           ------

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 15 - SUPPLEMENTARY BALANCE SHEET INFORMATION (contd.)

OTHER PAYABLES AND ACCRUED EXPENSES

                                         DECEMBER 31,
                                   -----------------------
                                     2001           2000
                                   -------        -------
Payroll and related amounts        $ 7,859        $ 7,650
Accrued expenses                     4,139          5,241
Interest payable                       862            968
Advances from customers                192            512
Value added tax                      1,093          1,600
Income tax authorities                 350            947
Deferred income taxes                  576            330
Others                                 143             66
                                   -------        -------
                                   $15,214        $17,314
                                   =======        =======


NOTE 16 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION.

The Company develops, sells, markets and supports MPM software tools for the collaborative development and optimization of manufacturing processes across the extended enterprise. The Company's products are used by world-leading manufacturers in the automotive, aerospace, electronics and heavy equipment industries.

The Company operates in two segments, e-Manufacturing and Electronics Assembly, reflecting the different nature of the products and the manufacturing processes they address. The e-Manufacturing division develops, sells, markets and supports software products to the automotive, aerospace and heavy equipment industries, and the Electronics division develops, sells, markets and supports software products to the electronics assembly industry.
The Company evaluates performance based on profit and loss from operations before income taxes, interest expenses and other income. The Company does not identify or allocate its assets by operating segments as part of the assessment of segment performance; accordingly, assets are not reported by segment.

                                         YEAR ENDED DECEMBER 31,
                               ------------------------------------------
                                 2001             2000             1999
                               --------         --------         --------
e-Manufacturing:
Revenues                       $ 66,454         $ 63,255         $ 70,384
                               --------         --------         --------

Operating (loss) income        $ (1,530)        $ (9,336)        $  3,734
                               --------         --------         --------

Electronics assembly:
Revenues                       $ 20,446         $ 25,763         $ 17,634
                               --------         --------         --------

Operating loss                 $(12,985)        $(11,337)        $ (5,064)
                               --------         --------         --------

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 16 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (contd.)


The following table summarizes the Company's revenues and long-lived assets, by country. Revenue is attributed to geographic region based on the location of the customers. Long-lived assets include property and equipment, acquired intangibles (excluding goodwill) and capitalized software development costs and are attributed to geographic region based on the country in which the assets are located.

REVENUES:

                                        YEAR ENDED DECEMBER 31,
                                --------------------------------------
                                  2001           2000           1999
                                -------        -------        -------
Israel                          $     9        $   188        $    26
U.S.A                            24,809         26,689         26,744
Germany                          22,665         24,794         26,259
France                           10,260         11,088         10,021
Japan                            16,393         13,947         12,638
Other Far East countries          2,274          2,323             --
Other European countries         10,490          9,989         12,330
                                -------        -------        -------
 Total revenues                 $86,900        $89,018        $88,018
                                =======        =======        =======


LONG-LIVED ASSETS:

                                             DECEMBER 31,
                                -------------------------------------
                                  2001           2000           1999
                                -------        -------        -------
Israel                          $12,308        $14,907        $12,932
U.S.A                             7,686          9,855          8,436
Germany                           2,503          2,061          2,464
France                            2,006          3,457            608
Japan                               726            887          1,476
Other countries                     236          2,647            756
                                -------        -------        -------
 Total long-lived assets        $25,465        $33,814        $26,672
                                =======        =======        =======

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



NOTE 16 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (contd.)

RESEARCH AND DEVELOPMENT, NET

                                                           YEAR ENDED DECEMBER 31,
                                                    -------------------------------------
                                                      2001           2000           1999
                                                    -------        -------        -------
Gross research and development costs                $28,333        $33,030        $27,543
Less- Software development costs capitalized          5,103          7,294          6,351
Less - Participation:
  The Government of Israel:
  Royalty-bearing grants                              1,974          2,776          3,438
  Other grants                                        1,724          1,949            987
  Non Israeli grants                                    316            263            316
                                                    -------        -------        -------
 Research and development, net                      $19,216        $20,748        $16,451
                                                    =======        =======        =======

RESTRUCTURING AND ASSET IMPAIRMENT

In October 2001, in light of the worldwide economic recession and the slowdown in investments in information technologies, especially in the US, the management of the Company resolved to initiate a cost reduction plan aimed at reducing excess personnel and capacity costs, and thus the level of its operating expenses. As a result of this plan, the Company recorded in the fourth quarter of 2001 restructuring costs and asset impairment in the amount of $ 1,843.

The reorganization plan included mainly the termination of certain employees in both business segments of Tecnomatix, e-manufacturing and electronic assembly. Terminating employees were identified by name and position in advance as part of the plan, and given termination notice during the fourth quarter of 2001. Restructuring costs relating to such employees represent severance and benefits expenses incurred by the Company in connection with the layoff of the employees, and related legal consulting in connection with the layoff process.

The reduction in headcount resulted in the utilization of less office space and office equipment in certain offices of the Company around the world. Consequently, the Company recorded costs in connection with payments required under lease contracts and write-down of office equipment for which no alternative use has been found.

The Company also recorded a charge of $ 316 related to the impairment of certain software development costs capitalized in connection with software product included in the electronic assembly segment. Key factors in this write-off were lay-off of personnel directly related to this product and abandonment of this line of activity.

The restructuring costs are summarized in the following table:

   Severance benefits               Excess facilities and          Asset
  and resulted expenses          write-down of fixed assets     impairment            Total
  ---------------------          --------------------------     ----------            -----
       $ 1,121                             $  406                 $  316            $1,843(1)
                                           ------                 ------            --------


(1) An amount of $ 764 was paid through December 31, 2001. The balance of $689 (excluding the non-cost asset impairment and write-down of fixed assets) is anticipated to be paid during 2002.

OPERATING EXPENSES, NET

Selling and marketing expenses include bad debt expenses of $ 1,553, $ 1,713 and $ 354 for 2001, 2000 and 1999, respectively.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


NOTE 16 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (contd.)

FINANCIAL INCOME (EXPENSES), NET


                                                            YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                      2001            2000            1999
                                                    -------         -------         -------
Interest income                                     $ 1,726         $ 3,402         $ 5,084
Interest expenses and bank fees                        (118)           (492)         (1,372)
Amortization of deferred expenses                      (226)           (223)           (227)
Interest expenses on convertible notes               (2,466)         (2,534)         (2,652)
Gain on realization of marketable securities            933             778             550
Gain on foreign currency transactions, net              872             518             671
Exchange differences, net                              (923)           (101)           (263)
                                                    -------         -------         -------
                                                    $  (202)        $ 1,348         $ 1,791
                                                    =======         =======         =======

                                 SCHEDULE VIII


                          TECNOMATIX TECHNOLOGIES LTD.

                       VALUATION AND QUALIFYING ACCOUNTS


                                                                    YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------
                                                              2001            2000            1999
                                                            -------         -------         -------
                                                                       ($ IN THOUSANDS)
Allowance for doubtful accounts at beginning of year        $ 2,617         $   869         $ 1,219

Acquisition of Fabmaster                                         --             124              --

Provision                                                     1,553           1,713             354

Translation adjustments                                        (304)             --              --

Accounts receivable written off                              (1,866)            (89)           (704)
                                                            -------         -------         -------

Allowance for doubtful accounts at end of year              $ 2,000         $ 2,617         $   869
                                                            =======         =======         =======

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors'
Tecnomatix Technologies, Inc.:

We have audited the consolidated balance sheets of Tecnomatix Technologies, Inc. (the Company), a wholly-owned affiliate of Tecnomatix Technologies, Ltd. (TTL), as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' deficit and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2001, not presented herein. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in notes 1 and 3 to the consolidated financial statements, the Company conducts a significant amount of business with its affiliates, and receives advances from TTL to guarantee future operations of the Company.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tecnomatix Technologies, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


[KPMG LLP]

Detroit, Michigan
February 15, 2002

ITEM 19. EXHIBITS


1. Articles of Association (incorporated by reference to Exhibit 1 to Tecnomatix's Annual Report on Form 20-F for the year ended December 31,
         2000).

4(c) (1). Tecnomatix Technologies Ltd. 1994 Stock Option Plan (incorporated by reference to Exhibit 10.8 to Tecnomatix's registration statement on Form F-1 (File No. 333-3540)).

         (2). Tecnomatix Technologies Ltd. 1996 Stock Option Plan (incorporated by reference to Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

         (3). 1996 Directors Stock Option Plan (incorporated by reference to
         Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

         (4). Robcad Technologies (1980) Ltd. Stock Option Plan (incorporated by reference to Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

         (5). Performance Based Stock Option Plan (incorporated by reference to
         Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

         (6). Tecnomatix Technologies Ltd. 2000 Employee Share Purchase Plan (incorporated by reference to Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

8.       List of subsidiaries.

23.      (1) Consent of Independent Public Accountants.

         (2) Consent of Independent Public Accountants of Tecnomatix Technologies, Inc.

                                   SIGNATURES


The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment no. 1 to the annual report on its behalf.




TECNOMATIX TECHNOLOGIES LTD.




By:  /s/ Harel Beit-On
     -----------------------
     Harel Beit-On
Chairman of the Board of
Directors, President and Chief Executive Officer



Dated: July 15, 2002

                                 EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
1.       Articles of Association (incorporated by reference to Exhibit 1 to
         Tecnomatix's Annual Report on Form 20-F for the year ended December 31,
         2000).

4(c) (1). Tecnomatix Technologies Ltd. 1994 Stock Option Plan (incorporated by reference to Exhibit 10.8 to Tecnomatix's registration statement on Form F-1 (File No. 333-3540)).

         (2). Tecnomatix Technologies Ltd. 1996 Stock Option Plan (incorporated by reference to Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

         (3). 1996 Directors Stock Option Plan (incorporated by reference to
         Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

         (4). Robcad Technologies (1980) Ltd. Stock Option Plan (incorporated by reference to Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

         (5). Performance Based Stock Option Plan (incorporated by reference to
         Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

         (6). Tecnomatix Technologies Ltd. 2000 Employee Share Purchase Plan
         (incorporated by reference to Exhibit 4(c) to Tecnomatix's Annual
         Report on Form 20-F for the year ended December 31, 2000).

8.       List of subsidiaries.

23.      (1) Consent of Independent Public Accountants.

         (2) Consent of Independent Public Accountants of Tecnomatix
             Technologies, Inc.