Form 20-F
period 2002-12-31
TECNOMATIX TECHNOLOGIES LTD
filed 2003-06-25
CIK 895457

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM .... TO ....

                         COMMISSION FILE NUMBER 0-21222

                          TECNOMATIX TECHNOLOGIES LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN THE CHARTER)

          N/A                                    ISRAEL
  (TRANSLATION OF REGISTRANT'S        (JURISDICTION OF INCORPORATION OR
       NAME INTO ENGLISH)                     ORGANIZATION)

                    16 HAGALIM AVENUE, HERZLIYA 46733, ISRAEL
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.
 TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH REGISTERED
       None                                             None

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT.
                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
                                (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                   OF THE ACT.
                                      NONE
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 10,725,706

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                    Yes X No

Indicate by check mark which financial statement item the registrant has elected to follow.
                              Item 17 __ Item 18 X

                                PRELIMINARY NOTE

     This annual report contains historical information and forward-looking statements. Statements looking forward in time are included in this annual report pursuant to the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any futurIe performance suggested herein. Furthermore, we operate in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the company's control. In the context of the forward-looking information provided in this annual report and in other reports, please refer to the discussions of risk factors detailed in, as well as the other information contained in, this annual report and our other filings with the Securities and Exchange Commission.

                                TABLE OF CONTENTS

                                                     PART ONE

ITEM 1.      Identity of Directors, Senior Management and Advisors...........................Not applicable
ITEM 2.      Offer Statistics and Expected Timetable.........................................Not applicable
ITEM 3.      Key Information.................................................................4
ITEM 4.      Information on the Company......................................................13
ITEM 5.      Operating and Financial Review and Prospects....................................27
ITEM 6.      Directors, Senior Management and Employees......................................39
ITEM 7.      Major Shareholders and Related Party Transactions...............................47
ITEM 8.      Financial Information...........................................................49
ITEM 9.      The Offer and Listing ..........................................................50
ITEM 10.     Additional Information..........................................................51
ITEM 11.     Quantitative and Qualitative Disclosure about Market Risk.......................62
ITEM 12.     Description of Securities Other than Equity Securities..........................Not applicable

                                                     PART TWO

ITEM 13.     Defaults, Dividend Arrearages and Delinquencies.................................Not applicable
ITEM 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds..  Not applicable
ITEM 15.     Controls and Procedures.........................................................64
ITEM 16A.    Audit Committee Financial Expert................................................Not applicable
ITEM 16B.    Code of Ethics..................................................................Not applicable

                                                    PART THREE

ITEM 17.     Financial Statements............................................................Not applicable
ITEM 18.     Financial Statements............................................................65
ITEM 19.     Exhibits........................................................................65


SIGNATURES.......................................................................... .........66


CERTIFICATION PURSUANT TO SECTION 302(A) OF THE SARBANES - OXLEY ACT OF 2002...............  67

CERTIFICATION PURSUANT TO SECTION 302(A) OF THE SARBANES - OXLEY ACT OF 2002..............   68

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

                                                                 YEAR ENDED DECEMBER 31,

                                                       2002            2001           2000          1999          1998

                                                            (IN THOUSANDS, EXCEPT SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Revenues

    Software license fees...................        $36,385         $42,316        $51,699       $57,444       $44,559

    Services................................         45,620          44,584         37,319        30,574        23,775
                                                     ------          ------         ------        ------        ------

Total                                                82,005          86,900         89,018        88,018        68,334
                                                     ------          ------         ------        ------        ------
Revenues....................................


Costs and expenses

   Cost of software license fees................      8,062           7,851          5,764         5,003         4,001

   Cost of services.............................     15,005          15,268         13,354         9,251         6,166

   Amortization of acquired                           2,491           7,758          7,801         4,434           801
   intangibles.......

   Research and development, net..............       14,812          19,216         20,748        16,451        11,386

   Selling and marketing .......................     36,887          44,624         50,737        39,333        33,901

   General and administrative                         5,013           4,855          6,037         4,932         4,964

   Write-off of long-term investment                    457            ----           ----          ----          ----

   Restructuring and asset impairment                   651           1,843           ----          ----          ----

   Impairment of software acquired..........            375            ----           ----          ----          ----

   In-process research and development
   and acquisition costs........................       ----            ----          5,250         9,944         4,376

   Implementation costs.........................       ----            ----           ----          ----           784
                                                       ----            ----           ----          ----           ---

Total costs and expenses........................     83,753         101,415        109,691        89,348        66,379
                                                     ------         -------        -------        ------        ------


Operating income                                     (1,748)        (14,515)       (20,673)        (1,330)          1,955
(loss).............................

Financial income (expense),                            (799)          1,191          1,348          3,241          15,947
                                                       ----           -----          -----          -----          ------
net................. ...

Income (loss) before taxes on
income...........                                    (2,547)        (13,324)       (19,325)         1,911          17,902

Taxes on income
....................................                     148             (54)          (505)          (579)           (494)
                                                        ---             ---           ----           ----            ----

Income (loss) after taxes on
income..............                                 (2,399)        (13,378)       (19,830)         1,332          17,408

Share in loss of affiliated                            (431)           (532)          (131)          ----            ----
company.............

Minority interest in net (income) loss
of subsidiary......................                    ----            ----              2             22             145
                                                       ----            ----              -             --             ---

Net income(loss)..............                     $ (2,830)      $ (13,910)     $ (19,959)        $1,354         $17,553
                                                   ========       =========      =========         ======         =======

Basic earnings (loss) per share
   Net income (loss)...............                 $ (0.27)        $ (1.35)       $ (1.95)         $0.14           $1.78
                                                    =======         =======        =======          =====           =====

Diluted earnings (loss) per share

   Net income (loss)...............                 $ (0.27)        $ (1.35)       $ (1.95)         $0.13           $1.70
                                                    =======         =======        =======          =====           =====

Weighted average number of shares used
for computing basic earnings (loss)
per share
                                                 10,607,140      10,366,125     10,224,737      9,674,778       9,858,222
                                                 ==========      ==========     ==========      =========       =========

Weighted average number of shares used
for computing diluted earnings (loss)
per share
                                                 10,607,140      10,366,125     10,224,737     10,403,719      10,315,232
                                                 ==========      ==========     ==========     ==========      ==========




                                                                     AT DECEMBER 31,
                                         -------------- --------------- -------------- ------------- -------------
BALANCE SHEET DATA                         2002            2001           2000          1999          1998
                                         -------------- --------------- -------------- ------------- -------------

Working capital.....................    $27,460         $57,758        $67,523       $78,154       $78,361

Total assets........................    116,343         123,379        149,318       175,443       168,751

Short term credits and current
maturities of long-term  debt.......       ----             687            784        10,883        11,484

Long-term  debt.....................     37,428          43,765         49,250        49,250        55,250

Shareholders' equity................     54,917          55,893         69,696        84,691        81,417

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

We incurred net losses of approximately $13.9 million in 2001 and $2.8 million in 2002. In addition, we incurred losses during each of the four quarters of 2001, as well as each of the four quarters of 2002, in which we lost $0.5 million, $0.2 million, $0.2 million and $1.9 million, respectively. We cannot be certain that we will return to profitability on an annual basis or on a quarterly basis.

WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MAKES IT DIFFICULT FOR INVESTORS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE FOR OUR ORDINARY SHARES.

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and may be subject to continued fluctuation in the future. The following events may cause such fluctuations:

     o changes in timing of orders, especially large orders, for our products and services;

     o timing of product releases;

     o the dollar value of orders for our products and services;

     o adverse economic conditions and international exchange rate and currency fluctuations;

     o political instability in the Middle East;

     o delays in the implementation of our solutions by customers;

     o changes in the proportion of service and license revenues;

     o changes in the economic conditions of the various industries in which our customers operate;

     o price and product competition;

     o increases in selling and marketing expenses, as well as other operating expenses;

     o technological changes; and

     o consolidation of our clients.

A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If this happens in the future, the price of our ordinary shares will likely decrease again.

IF WE FAIL TO RETAIN OUR CUSTOMERS, OUR REVENUES MAY INCREASE AT A SLOWER RATE OR MAY DECREASE.

     We sell our products to major electronics, aerospace, automotive, automotive supplier and other discrete manufacturing companies worldwide and our business depends on our ability to retain these customers. Approximately 82% of our revenues from software license fees in 2001, 83% of these revenues in 2002, and 84% of these revenues in the first three months of 2003, resulted from repeat sales to existing customers. We cannot assure you that we will be able to retain our existing customers and make repeat sales to those customers. Our inability to retain our customers would also adversely affect our revenues from services.

OUR SALES CYCLE IS VARIABLE AND SOMETIMES LONG AND INVOLVES SIGNIFICANT RESOURCES ON OUR PART, BUT MAY NEVER RESULT IN ACTUAL SALES.

     Our sales cycle has historically been lengthy and variable, ranging between three to nine months from our initial contact with a potential client to the signing of a license agreement. The decision to utilize our products often entails a significant change in a potential customer's organization, information technology systems, and business processes. Accordingly, initial sales to new customers often require extensive educational, sales and engineering efforts. Historically, our customers purchased our stand-alone eMPower software products to use in design and implementation of manufacturing workcells for specific manufacturing activities, such as painting, assembly and welding. Currently, however, our marketing and sales efforts increasingly focus on our comprehensive eMPower Enterprise Solutions, including consulting services, integration, training and support, rather than on seeking to introduce a limited number of products focused on specific manufacturing activities. Accordingly, the marketing and sales efforts of our eMPower Enterprise Solutions typically entails the education of, and consulting with, a broader range of individuals and departments within a potential customer's organization. Specifically, provision of these server-based and Web-enabled comprehensive solutions involves our Global Professional Services organization integrating these solutions into the customer's information technology environment, as well as providing training and support. The large number of individuals and departments involved in the decision of a potential customer to purchase our enterprise solutions makes that decision more complex, with a prolonged sales cycle of approximately nine to twelve months.


     We do not expect the sales cycle for our eMPower solutions and products to decrease in the near future or at all. The purchasing decisions of our clients are subject to the uncertainties and delays associated with the budgeting, internal approval and competitive evaluation processes that typically accompany significant capital expenditures and the purchase of mission critical software. Any delays in sales could cause our operating results to vary widely. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. A number of companies decide which products to buy through a request for proposal process. In these situations, we run the risk of investing significant resources in a proposal, only to lose to our competition.

IF WE ARE UNABLE TO ACCURATELY PREDICT AND RESPOND TO MARKET DEVELOPMENTS OR DEMANDS, OR IF OUR PRODUCTS ARE NOT ACCEPTED IN THE MARKETPLACE, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     The market for Manufacturing Process Management (MPM) is rapidly evolving. This makes it difficult to predict demand and market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products does not develop as quickly as we expect our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline. Conversely, a significant increase in the number of clients, or a significant increase in our development of new product offerings, or both, could require us to expend significant amounts of money, time and other resources to meet the demand. This could strain our personnel and financial resources.

CONSOLIDATION IN OUR INDUSTRY MAY REQUIRE US TO PARTNER WITH PROVIDERS OF PRODUCT LIFE-CYCLE MANAGEMENT SOLUTIONS AND FAILURE TO DO SO MAY ADVERSELY AFFECT OUR BUSINESS.

     We operate in the product life-cycle management (PLM) segment of the business software market. This market is undergoing horizontal consolidation as companies with complementary products and strengths are merging or otherwise consolidating in order to provide customers with solutions for the entire life cycle of a product or product life-cycle management solutions. While Manufacturing Process Management (MPM) solutions such as our eMPower Enterprise Solutions comprise an integral part of a broad product life-cycle management solution, companies seeking to provide full product life-cycle management solutions may choose to develop their own MPM solutions rather than incorporate third-party solutions such as ours. In addition, as the industry consolidates, newly-consolidated entities capable of offering broad product life-cycle management solutions may achieve greater prominence and obtain a competitive advantage in relation to customers seeking broad solutions. Accordingly, it may become increasingly important for us to partner with those consolidated entities. If we are unable to partner with some or all of those companies, or if the market does not accept the solutions provided by the companies with which we cooperate, our sales and revenues may decline.

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

     We operate in an industry that is characterized by evolving industry standards with rapid changes in technology and consumer demand and the continuing introduction of higher performance products with shorter product life cycles. If our products become outdated, our sales will likely decrease. Our operating results will depend on our ability to continue to develop and introduce new and enhanced products on a timely and cost-effective basis to meet evolving customer requirements. Since our products are designed to work with other enterprise-wide programs, they must conform to various technical standards in order to operate efficiently on an enterprise-wide basis. Successful product development and introduction depends on numerous factors, including among others:

     o our ability to anticipate market requirements and changes in technology and industry standards;

     o our ability to accurately define new products, and introduce them to the market; and

     o our ability to develop technology that satisfies industry requirements.

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

     Defects may be found in current or future products and versions after the start of commercial shipment. This could result in:

     o a delay or failure of our products to achieve market acceptance;

     o adverse client reaction;

     o negative publicity and damage to our reputation;

     o diversion of resources; and

     o increased service and maintenance costs.

     Defects could also subject us to legal claims. Although our license agreements contain limitation of liability provisions, these provisions may not be sufficient to protect us against these legal claims. The sale and support of our products may also expose us to product liability claims.

A SIGNIFICANT PERCENTAGE OF OUR REVENUES ARE GENERATED BY SALES TO MANUFACTURERS OPERATING IN A FEW SPECIFIC INDUSTRIES AND IF ECONOMIC ACTIVITY IN ONE OR MORE OF THOSE INDUSTRIES SLOWS, OUR REVENUES WILL MOST LIKELY DECREASE.

     We sell our products to major electronics, aerospace, automotive, automotive supplier and other discrete manufacturing companies. Therefore our success in selling our products and services is dependent upon the level of activity in such industries. If, whether as a result of a general slowing of local or global economies or otherwise, economic activity in one or more of our target industries decreases or fails to grow, our revenues will most likely decrease. Specifically, since a substantial portion of our revenues is derived from sales to the automotive industry and since the automotive industry is traditionally subject to cyclicality, any adverse change in the level of activity in the automotive industry could materially adversely affect the level of our revenues. In 2002, our revenues from the electronics industry decreased to $17.3 million or 21% of our total revenues, compared to $20.4 million or 24% in 2001, as a result of the slowdown in the U.S. electronics industry in 2002.

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

WE MAY BE UNABLE TO MAINTAIN OUR SALES, MARKETING AND SUPPORT ORGANIZATIONS WHICH MAY HINDER OUR ABILITY TO MEET CUSTOMER DEMANDS.

     We sell our products primarily through our direct sales force and support our clients through our technical and customer support staff. We need to maintain our direct sales and marketing operations to increase market awareness and sales of our products. Competition for qualified people may lead to increased labor and personnel costs. If we do not succeed in retaining our personnel, in attracting new employees or in replacing employees who leave, our business could suffer significantly.

OUR ABILITY TO INCREASE OUR REVENUES MAY DEPEND ON OUR ABILITY TO INCREASINGLY MAKE SALES THROUGH THIRD PARTIES.

     We intend to increase our focus on sales through third parties in 2003 and beyond. If we do not succeed in executing our strategy of increasing our sales through indirect sales channels, we may be unable to achieve revenue growth.

IF WE ARE UNABLE TO ATTRACT, TRAIN AND RETAIN QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO ACHIEVE OUR OBJECTIVES AND OUR BUSINESS COULD BE HARMED.

     Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees can be intense, especially in a number of our key markets and locations, including the United States, Japan and Germany. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to carry out our business plan. In addition, we are significantly dependent on the continuing services of Harel Beit-On, the Chairman of our Board of Directors and Chief Executive Officer.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, WHICH MAY LIMIT OUR ABILITY TO COMPETE EFFECTIVELY.

     Our success and ability to compete are substantially dependent upon our internally developed technology. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection.

     In general, we have relied on a combination of internally developed technology, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

     Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We believe that many industry participants have filed or intend to file patent and trademark applications covering aspects of their technology. We cannot be certain that they will not make a claim of infringement against us based on our products and technology. Any claims, with or without merit, could:


     o be expensive and time-consuming to defend;

     o cause product shipment and installation delays;

     o divert management's attention and resources; or

     o require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.


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

     We market and sell our products and services in North America, Europe and Asia and derive a significant portion of our revenues from customers in Europe and Asia. We received 70% of our total revenues in 2000, 71% of our total revenues in 2001, 70% of our total revenues in 2002, and 70% of our total revenues in the three months ended March 31, 2003 in non-dollar currencies from sales to customers located outside of North America. Since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. In 2000, 2001 and the first quarter of 2002, decreases in Euro-U.S. dollar exchange rates adversely affected our results of operation. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operation. In addition, we have sales and support facilities and offices in many locations outside of North America, including in Germany, France, Italy, Spain, England, Sweden, Japan, Korea, Singapore, Taiwan and China. These operations and entry into additional international markets may require significant management attention and financial resources. We are also subject to a number of risks customary for international operations, including:

     o changing product and service requirements in response to new regulations and requirements in various markets;

     o economic or political changes in international markets;

     o greater difficulty in accounts receivable collection and longer collection periods;

     o unexpected changes in regulatory requirements;

     o difficulties and costs of staffing and managing foreign operations;

     o difficulties in conducting business with customers, partners and others in Asia and other areas of the world that have been or may be affected by the SARS virus; and

     o the uncertainty of protection for intellectual property rights in some countries; multiple and possibly overlapping tax structures.

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

THE MARKET PRICE OF OUR ORDINARY SHARES MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID, OR AT ALL.

     The stock market in general has experienced, in the last three years, extreme price and volume fluctuations. The market prices of securities of information technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. The market price of the ordinary shares may fluctuate substantially due to a variety of factors, including:

     o any actual or anticipated fluctuations in our financial condition and operating results; public announcements concerning us or our competitors, or the information technology industry; the introduction or market acceptance of new service offerings by us or our competitors; changes in security analysts financial estimates;

     o changes in accounting principles;

     o sales of our ordinary shares by existing shareholders;

     o changes in political, military or economic conditions in Israel and the Middle East; and

     o the loss of any of our key personnel.

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

     Our executive officers, directors and entities that may be deemed to be affiliated with some of them beneficially own approximately 24.4% of our outstanding ordinary shares as of April 30, 2003. Except as otherwise disclosed in Schedule 13Ds filed by several of our directors and entities affiliated with some of them, there are no voting or similar agreements among such shareholders. However, if such shareholders were to act together, they would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

RISKS RELATED TO OUR LOCATION IN ISRAEL


IT MAY BE DIFFICULT TO EFFECT SERVICE OF PROCESS AND ENFORCE JUDGEMENTS AGAINST DIRECTORS, OFFICERS AND EXPERTS IN ISRAEL.

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

POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN ISRAEL COULD NEGATIVELY IMPACT OUR BUSINESS.

     We are organized under the laws of the State of Israel. Our principal research and development facilities are located in Israel. Although all of our sales are currently being made to customers outside Israel, and we believe that we have established redundant development and support capabilities in locations outside Israel, we are influenced by the political, economic and military conditions affecting Israel.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Since October 2000, there has been a significant increase in violence between Israel and the Palestinians. During the past two years, the state of hostility has increased in intensity and Israel has undertaken military operations in Palestinian cities and towns. It is possible that the situation may deteriorate further and may impact our operations in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities or other events related to Israel will not have a material adverse effect on us or our business. Several Arab countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses.

     Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances. While we have historically operated effectively under these requirements, we cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE DOLLAR.

     Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1998, 2001, 2002 and the first three months of 2003, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. However, in 1999 and 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

THE TAX BENEFITS AVAILABLE TO US FROM GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR TAXES.

     We have received grants in the past and currently receive tax benefits under Israeli government programs. To maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets. Some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay fines. The Government of Israel has reduced the benefits available under these programs recently and these programs and tax benefits may be discontinued or reduced in the future. If these tax benefits and programs are terminated or reduced, we could pay increased taxes in the future, which could decrease our profits.

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

     Depending on various factors described below in Item 10E, we could be characterized, for United States income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders (as defined in Item 10E) which may be eliminated or ameliorated by a QEF Election (as defined in Item 10E) that is in effect for any year in which we are a PFIC. Each U.S. Holder will be responsible for making this QEF Election on such holder's tax return. Failure to make a QEF Election may cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. U.S. Holders should consult their United States tax advisors with respect to the United States tax consequences of investing in our ordinary shares, and the benefits of a QEF Election, as applied to their circumstances. Although we do not believe that we have been a PFIC for any tax year through and including 2002, we may be deemed to be a PFIC for tax year 2003 as a result of our substantial holdings of cash, cash equivalents and securities combined with a decline in our share price. For further discussion of the consequences of our possible PFIC status, please refer to Item 10E.

CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND OF ISRAELI LAW COULD DELAY, HINDER OR PREVENT A CHANGE IN OUR CONTROL.

     Our articles of association contain provision which could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our articles of association provide that our board of directors is divided into three classes, each serving three-year terms. In addition, certain provisions of the Israeli Companies Law could also delay or otherwise make more difficult a change in our control. The provision of the Companies Law relating to mergers and acquisitions are discussed in greater detail in "Item 10: Additional Information."

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     Our commercial and legal name is Tecnomatix Technologies Ltd. We are a company organized under the laws of the State of Israel and are subject to the Israel Companies Law 1999 - 5759. We began operations in 1983. Our principal offices are located at 16 Hagalim Avenue, Herzlia 46120, Israel and our telephone number is + 972-9-959-4777. Our U.S. agent is our subsidiary, Tecnomatix Technologies, Inc., located at 21500 Haggerty Road, Suite 300, Northville, Michigan.

     In 2000, we began to introduce our eMPower Enterprise Solutions to the market through a program based on customer education, pilot and proof-of-concept projects and limited intial implementations. In 2002, we saw successful results from these efforts as a number of pilot projects converted to initial implementations, and those initial implementations led to broad adoptions and repeat orders. Specifically, by the end of 2002 we had carried out approximately 230 enterprise pilot projects around the world. Of these, appoximately 45% had already led to initial implementations, and over 10% had matured into purchases of eMPower as a mainstream solution for the enterprise. In 2002, 38% of our revenue from software license fees were derived from eMPower Enterprise Solutions and 62% from our eMPower stand-alone products as compared to 28% and 72% respectively, in 2001.

     In August 2002, we entered into a strategic alliance with EDS under which our eMPower Enterprise Solutions will be an integral part of the EDS PLM environment. The agreement establishes a joint development strategy, as well as cooperative marketing and distribution rights for both companies. EDS and Tecnomatix will share revenues for all sales of joint products made by EDS and its distributors. (For more details on this agreement see "Strategic Alliances" under this Item.).

     We also expanded the extent of our cooperation arrangement with Siemens during 2002. We extended the term of our 2001 agreement with Siemens whereby both companies will continue to develop and market the eMPower eM-PLC product for simulating and off-line programming programmable logic controller (PLC) information. In addition, we entered into a second agreement with Siemens under which we will develop part of the technology and infrastructure of a Siemens product for automation design.

     In 2002, we acquired the CIMBridge software division of Teradyne, Inc., a leading supplier of PCB assesmbly equipment. CIMBridge, which provides software for printed circuit board assembly processes, was acquired by Teradyne in 2001 as part of its acquisition of GenRad Inc. Due to its focus on hardware, Teradyne sought a purchaser for the CIMbridge software that would continue to maintain the software for CIMbridge's 350 users. As consideration for this acquisition, we assumed certain liabilities. We also retained some of CIMbridge's employees and will maintain the CIMBridge software as a stand-alone product, as well as assist CIMBridge's existing users in transitioning to our eMPower Assembly Expert product.

     Towards the end of 2002, we appointed Jaron Lotan as our President and Chief Operating Officer. Prior to joining us, Mr. Lotan served as Executive Vice President for Business and Strategy at Orbotech Ltd., an Israeli company providing testing machinery to the electronics industry. Harel Beit-On continues to serve as our Chairman of the Board and Chief Executive Officer.

B. BUSINESS OVERVIEW

     We develop and market software solutions for Manufacturing Process Management (MPM). Manufacturers are increasingly required to implement efficient and cost-effective production processes, offer the ability to effect product customization and rely on third-party suppliers in order to stay competitive. Our eMPower solutions enable collaboration between manufacturers and their production plants, external suppliers and other members of their extended enterprise and supply chain throughout the world with respect to the development, implementation and management of their manufacturing processes. By enabling business-to-business collaboration across the manufacturing process and the supply chain, our solutions allow manufacturers to accelerate new product introductions, reduce time to market for new products, cut time to volume production and introduce greater flexibility into their manufacturing processes.

     Our eMPower offering provides manufacturers and their extended enterprises with the ability to:

     o plan, engineer, simulate and optimize manufacturing processes and systems from the factory level down to the level of production lines and workcells;

     o estimate and analyze performance, cost and throughput of production lines;

     o create and debug programs for robots, numerical control, testing and other machines;

     o create manufacturing process documentation and work instructions that can be used on the production floor and re-used on future projects and production lines;

     o collect, analyze and manage production data from the shop-floor assembly equipment in real time;

     o define, predict and manage manufacturing tolerances; and

     o communicate, review and exchange manufacturing process information over the Internet.

     The eMPower offering was launched in March 2000. eMPower Enterprise Solutions and the suite of eMPower Products comprise newly developed and Web-based applications as well as some of our historical stand-alone Computer-Aided Production Engineering (CAPE) products. The development, marketing and support of CAPE products had been our core business since 1983. CAPE tools are used to model and simulate a computerized representation of a complete manufacturing plant, its production lines and processes.

     Because MPM addresses a customer's entire manufacturing enterprise and process supply chain, the scope of an MPM project often requires end-to-end solutions that involve seamless integration into the customer's information technology environment, customized software, creation and documentation of the methodology procedures, installation, training, on-site support, hotline support and on-going enhancements throughout the duration of the MPM life cycle. In order to provide this kind of end-to-end enterprise-wide solution, we established our Global Professional Services unit. This unit, which currently contains over 120 professionals located around the world, provides our clients with industry-specific consulting and development services, as well as implementation and engineering support.

     We target the electronics, aerospace, automotive, automotive supplier and other discrete manufacturing industries. We sell our products primarily through our direct sales force, although we are seeking to increase our sales through indirect sales channels. Our customers include most of the world's major automotive manufacturers including Audi, BMW, Camau, DaimlerChrysler, Fiat, Ford, General Motors, Kia, Mazda, PSA Peugeot Citroen, Renault, Volkswagen and Volvo; major aerospace manufacturers including Airbus, Boeing, British Aerospace, EADS, General Electric, Korea Aerospace Industries (KAI), Lockheed Martin, McDonnel Douglas, and Pratt & Whitney; heavy machinery manufacturers such as GEC Alsthom, Hyundai, JI Case, Kuka, MAN, Mannesman, Komatsu and Mitsubishi Heavy Industries; and electronics manufacturers such as Alcatel, Canon, Celestica, Delphi, Ericcson, Hewlett Packard, Jabil, Lucent, Motorola, Nokia, Philips, Sanmina-SCI, Schneider, Solectron, Siemens, Toshiba, Universal and Venture. We have initiated over 230 pilot projects with prospective customers involving our eMPower Enterprise Solutions since the introduction of these solutions in the first quarter of 2000. Approximately 45% of those projects have matured into implementations of eMPower Enterprise Solutions. Over 10% have matured into purchases of eMPower as a mainstream solution for the enterprise, including multi-million dollar investments by Airbus, Audi, BMW, EADS, Ford, General Motors, Kia, Korea Aerospace Industries, Kuka , Mazda, PSA Peugeot Citroen, and Schneider. Our strategy is to leverage the success of our eMPower Enterprise Solutions to promote large and small-scale implementations by new customers, and to help our existing customers expand their deployments to other plants and divisions.

     Our company comprises two divisions, the Mechanical division and the Electronics division. The Mechanical division handles all operations, including research and development, marketing and sales relating to the automotive, automotive supplier and aerospace industries, as well as to other discrete manufacturing companies. The Electronics division handles all operations, including research and development, marketing and sales relating to the electronics assembly industry. We believe that by having two separate divisions we are able to best address the technology requirements, functions and range of shop-floor resources and expertise that are particular to the industries in the two divisions.

INDUSTRY BACKGROUND

     As manufacturing companies strive to keep pace with the rapidly changing and competitive global marketplace, they are faced with the need to:

     o accommodate shorter product life cycles with increasing product variants and configurations;

     o manage operations in a global environment;

     o decrease costs and increase productivity;

     o improve quality;

     o reduce the time to introduce new products; and

     o accelerate the time to produce at full volume.

FROM COMPUTER-AIDED PRODUCTION ENGINEERING (CAPE) PRODUCTS TO MPM SOLUTIONS

     The industrial process generally includes three main phases: (1) product design (2) production planning and engineering and (3) manufacturing. In the product design phase, a product is conceptualized and the product and its components are designed. The production engineering phase involves the development, construction and installation of the manufacturing line for the product. The manufacturing phase consists of the orderly production of the product.

     The product design phase features a high degree of computerization with the wide use of computer-aided design (CAD) systems. As a result, the CAD industry has developed into a multi-billion dollar industry. The manufacturing phase, due to the increased demand for flexibility in manufacturing systems, is characterized by the proliferation of computer-controlled equipment on the factory floor. This equipment includes robots, coordinate measurement machines commonly known as CMMs, numerical control machines commonly known as NC machines, printed circuit board assembly equipment and other sophisticated machine tools.

     Despite the increasing acceptance of computer-based automation in the product design and manufacturing phases, the essential link between these phases--the production engineering phase--was traditionally performed with limited use of computers. Instead, production engineers received hard copies of drawings of the product designs from the CAD systems. Using elaborate drawings, mock-ups or models, corporate manufacturing standards, handbooks and drawings of existing production systems, the production engineers then evaluated the feasibility and costs of different manufacturing concepts and planned the sequence of manufacturing activities.

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

     Production engineering is further complicated by several other factors:

     o frequent modifications in product design render portions of the previous engineering work useless and require costly and time-consuming redesign;

     o communication difficulties due to the large number of participants from many disciplines and, in many cases, from different organizations such as subcontractors and suppliers;

     o manufacturing design errors are generally detected at a late stage in the process and can be corrected only at substantial cost, involving delays in production start-up and line shut-downs, which if not corrected can result in unsatisfactory quality and lower production throughput; and

     o optimization of the production process may only begin after substantial completion of the installation and programming of equipment, resulting in the need to perform optimization on the shop floor, which interferes with orderly production.

     In addition, engineers using traditional methods are often not able to provide early feedback with respect to the manufacturing feasibility and cost implications of the product that is being designed. The limited ability to implement concurrent product design and production engineering can result in product designs that are not optimized for manufacturing, delays in product introduction and increased manufacturing costs.

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

IMPACT OF THE INTERNET ON PRODUCTION ENGINEERING

     Beyond the complications and limitations inherent in the production engineering process, manufacturers must deal with the pressures of a global marketplace that increasingly relies on the Internet as a primary means of interaction at many levels of operations. The Internet and the globalization of the marketplace have created a significant shift in the standards and priorities of customers and manufacturers. Use of the Internet enables the conduct of business at an accelerated pace which, among other things, results in increasingly shorter product life-cycles, decreasing time-to-market constraints and reduced inventories. Through Internet-based links with manufacturers, customers request higher levels of customization. This increase in numbers of product variants has contributed to a de-standardization of the marketplace.

In light of these trends, many manufacturers are turning or have turned to an extended enterprise model in which components of the manufacturing process are performed by third-party suppliers and contractors as well as a manufacturer's own production plants. Aside from simply existing as separate corporate entities, these suppliers and contractors often are located in geographically varying locations. However, although manufacturers are willing to outsource part of their operations in order to use the best source for obtaining a competitive advantage, they must enable collaboration between all members of the extended enterprise in order to efficiently manage the manufacturing process while successfully meeting time-to-market expectations and customization requests. Therefore, the ability of manufacturers to outsource and effectively structure flexible supply chains as well as to enable integration and collaboration among all the participants in the manufacturing process chain have become significant factors in their competitive strategy.

THE INTRODUCTION OF MANUFACTURING PROCESS MANAGEMENT (MPM)

     While we experienced wide acceptance of our original CAPE products, we decided that the shifting priorities and standards that characterize the Internet-oriented global marketplace required a more fully integrated platform and wider use of planning, data management and Web-based technologies in the production engineering phase of the manufacturing process. We called this extended CAPE domain, which encompassed collaborative planning, execution and management of manufacturing processes as well as detailed production engineering, Manufacturing Process Management (MPM). We define MPM as a technology-enabled business strategy for determining "how" a product is to be manufactured by defining, simulating, managing and executing production processes across the extended enterprise of supply chain partners and customers.

     In March 2000, we launched a suite of eMPower Enterprise Solutions for Manufacturing Process Management (MPM). These solutions are composed of a newly developed platform, new products and Web-based applications as well as some of our historically stand-alone CAPE products.

THE TECNOMATIX OFFERING

     To compete in the MPM domain and to enable manufacturers to pursue their MPM initiatives, we offer the eMPower family of solutions and products for MPM. The eMPower family comprises two basic approaches to selling into the MPM space that differ based on the complexity of the customer's need: eMPower Enterprise Solutions and eMPower Products.

EMPOWER ENTERPRISE SOLUTIONS

     eMPower Enterprise Solutions consist of bundled applications and services geared to multifaceted customer needs. These bundles are typically customized and fine-tuned to meet an individual customer's specific needs. eMPower Enterprise Solutions consist of three technology components: (a) the electronic bills of processes or eBOP; (b) the Web-enabled server or eMServer; and (c) various eMPower applications.

     THE EBOP, or electronic bill of processes, integrates and associates product data, as defined by the computer-aided design (CAD) systems, and resources as defined in the enterprise resource planning (ERP) systems. With the use of eMPower planning applications, the eBOP enriches this information with a description of the requisite operations that have to be executed in order to manufacture a product such as a car, airplane or telephone. eBOPs feature an open and scalable structure that allow users to view specific details or combinations of details of the manufacturing process. Because they provide a common way to define, capture and exchange manufacturing processes, eBOPs enable collaboration between different members of the supply chain. For instance, using an eBOP, suppliers may provide feedback or modify a particular part of the manufacturing process that is relevant to them.

     THE EMSERVER is a Web-based application server that supports the eMPower applications. It is used to manage and communicate eBOPs over the Internet. An eBOP stored on our eMServer is available for collaborative input, review and exchange through a customized Web portal. By centralizing the process data on a Web-based server, eMServer enables manufacturers to control and coordinate the efforts of their extended enterprise.

     THE EMPOWER APPLICATIONS--many of which were developed from our original CAPE software--represent a fundamental shift from traditional production engineering methods. Our planning and engineering applications are based on proprietary technologies, including multiple-tier and Web architecture, kinematics modeling, simulation, data base utilization, data mining and integration technologies. Our technologies allow production engineers to create a computerized integrated representation of a complete manufacturing plant, its production lines and processes, which graphically displays and simulates actual manufacturing operations on-screen. Using these technologies, manufacturing planners and engineers can (a) plan new manufacturing production plants, lines and processes and update and optimize existing ones, (b) estimate cost, performance and throughput of new production lines (c) analyze manufacturing and maintenance implications of newly designed products, (d) design, visualize, simulate and optimize automated and manual manufacturing processes and systems from the factory level down to the level of production lines and work cells, (e) create and debug programs for robots and other machines using virtual machine models, (f) create and deliver documentation including manufacturing reports, analyses, schedules and work instructions to the shop floor and (g) collect information from shop-floor equipment and analyze the results.

     As part of the extension of our traditional CAPE products to MPM, we developed collaboration applications that utilize Web database, data streaming and Web browser technology. These applications enable the access of multiple users to the design, review and utilization of manufacturing information created and captured by the other components of the eMPower solution. Using our collaboration technology, manufacturers and their external suppliers and contractors can access and work on electronic work instructions and process simulations together with other members of the supply chain. They can also deliver and retrieve reports and feedback in real-time on matters like project progress, costs, resource allocation and manufacturing processes.

     Our factory execution applications are based on proprietary algorithms and real-time tracking and monitoring technologies. These products enable real-time collection, sharing, analysis and management of assembly operations across the extended enterprise. This technology creates the link between the various design and engineering activities our customers perform with our products and the actual manufacturing of their products and efficient management of the production floor.

INDUSTRY PROCESS-SPECIFIC SOLUTIONS

     All of our eMPower Enterprise Solutions incorporate elements of the application groups described above. Our solutions also feature applications designed for the manufacturing process of specific industries and can be customized to fit particular customer needs. Currently, we develop and market solutions for specific industries as follows:

     o EMPOWER CARBODY is designed for body-in-white processes in the automotive and heavy vehicles industries;

     o EMPOWER ASSEMBLY is designed for final assembly processes in the automotive, heavy vehicle, and aerospace industries;

     o EMPOWER MACHINING is designed for machining processes in the powertrain industry;

     o EMPOWER BOX BUILD is designed for assembly processes in the electronics industry; and

     o EMPOWER EXECUTION SYSTEM is designed for shop-floor monitoring and management of production lines in the electronics industry.

EMPOWER ENTERPRISE SOLUTIONS APPLICATIONS

     The eMPower applications are based on the eMServer and defined in four groups, namely (a) Planning, (b) Engineering, (c) Collaboration and (d) Factory Execution.

     PLANNING APPLICATIONS are designed for planning, analyzing and managing new manufacturing processes and updating and optimizing those already running.

     ENGINEERING APPLICATIONS are designed for designing, analyzing, simulating, optimizing and verifying the assembly of complex products, planning shop-floor layouts and workplaces, simulating robot and human operations, and creating programs off line for robots and other shop-floor machines.

     WEB-BASED COLLABORATION APPLICATIONS are designed for transferring and accessing manufacturing information over the Internet.

     FACTORY EXECUTION APPLICATIONS are designed for monitoring the performance of assembly lines, inventory tracking and material control.

EMPOWER PRODUCTS

     eMPower Products are individual, stand-alone applications designed for specific functions. Most eMPower products can be included as applications within an eMPower Enterprise Solution, or they can be purchased and deployed on a stand-alone basis.

     DESIGN AND SIMULATION PRODUCTS are designed for designing, simulating and off-line programming of manufacturing processes, including spot-welding, arc-welding, painting, drilling and laser cutting.

     TOLERANCE MANAGEMENT PRODUCTS are designed for defining, analyzing and managing tolerances of product assemblies.

     EMPOWER PCB ASSEMBLY AND TEST PRODUCTS are designed for programming assembly and test machines, creating production documentation and managing part libraries.

EMPOWER ADVANTAGES

     We believe that the main benefits of our solutions and products are:

     o acceleration of time to ramp up production lines and reach full volume production;

     o reduction of time and costs for bringing new products to market;

     o collaboration among various participants in the manufacturing process including its planning, production engineering and execution phases;

     o acceleration of response-time to more complex, personalized customer orders;

     o optimization of product design for manufacturing and maintenance;

     o more effective mass customization due to increased flexibility in the manufacturing process;

     o reduction of costly production line shut-down for programming;

     o increase in productivity of production line operations; and

     o improvement in product quality.

MARKETING AND SALES

     Our objective is to build upon our success in the introduction of our eMPower offering and to be the market leader of the MPM industry. Our strategy to achieve this objective includes, among other things, strengthening our global selling and services, leveraging partnerships with other market leaders and extending MPM technology leadership and offerings. While our marketing strategy over the past few years mainly involved direct sales, we intend to increase focus on sales through third parties in 2003.

     We focus our marketing and sales efforts on the electronics, aerospace, automotive, automotive supplier and other discrete manufacturing industries as these are primary users of factory automation systems and their components. We sell our products to large industrial companies as well as to smaller subcontractors and production engineering firms. Sales of our products to large industrial companies often facilitate the sale of our products to their subcontractors, production-engineering firms and service suppliers.

     All marketing and sales activities for the electronics assembly industry are handled by our Tecnomatix Unicam subsidiary. Our marketing and sales activities for the automotive, aerospace, tier-1 suppliers and other discrete manufacturing industries are handled by our Mechanical division. Within the Mechanical division, we maintain industry-focused business units. Each unit is responsible for sales and marketing to a particular target industry. In addition, we maintain a Global Professional Services unit. This unit, which contains over 120 professionals located around the world, provides our clients with consulting and development services, as well as implementation, development and engineering support, in order to allow our clients to more efficiently integrate our solutions within their systems.

     The decision to utilize our products often entails a significant change in a potential customer's organization and business processes. Accordingly, initial sales to new customers often require extensive educational, sales and engineering efforts. Historically, our customers purchased several of our products to use in detailed design and implementation of manufacturing workcells for specific manufacturing activities, such as assembly, painting or welding. However, with the rollout of our eMPower Enterprise Solutions, our marketing and sales efforts increasingly focus on introducing enterprise solutions that are integrated into the customer's IT environment and legacy systems, rather than on selling a limited number of stand-alone products for specific manufacturing activities. As a result of this transition, our marketing efforts often entail education of, and consultation with, a broader range of individuals and departments within a potential customer's organization. And, as the number of individuals and departments involved in the decision of a potential customer to purchase our solutions has increased, that decision has become more complex, and our sales cycle has lengthened to nine to twelve months.

     Generally, the process of educating customers requires significant sales and engineering efforts which we believe are carried out most effectively by a worldwide direct sales and support organization, including members of our industry business units and Global Professional Services unit.

     We maintain sales and support offices in the United States, France, Germany, Italy, the United Kingdom, Spain, Sweden, Japan and Korea. Each of these offices is staffed with sales personnel and engineers to provide technical support. At December 31, 2002, we had 414 employees who were engaged in direct sales and marketing operations, including pre-sale engineering, maintenance and support.

     Our products are also sold by distributors in Europe and the USA, as well as Australia, Brazil, China, Hong Kong, Korea, Japan, Mexico, Singapore, South Africa, and Taiwan. From time to time, we also sell our products through vendors of CAD products. In 2000, we created a joint venture with Zuken Corporation, a leading provider of design solutions for Japanese electronics companies. The joint venture company, which is 49% owned by us, markets, sells and supports Tecnomatix Unicam electronics assembly industry products in Japan. Our subsidiary, Tecnomatix Unicam, Inc. also sells its eMPower products for the electronics industry under a cooperation and reselling agreement with suppliers of surface mounted technology assembly equipment, including Assembleon, Autron Corporation Ltd., Fuji Machine Manufacturing Ltd., and Teradyne Inc.

     Similarly, we expect to sell our products under the development, marketing and reselling agreement with EDS that we signed in August 2002. During the first quarter of 2003, a team of EDS salesmen received training on our products and will be dedicated to selling them as part of the EDS product life-cycle management offering.

     We sell our products primarily to large corporations and our sales are subject to the fiscal and budgeting cycles of these companies. Accordingly, a large percentage of our sales occur in the fourth quarter, while sales in the first and third quarters are relatively slower.

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

     Currently, significant companies in the product life-cycle management industry include SAP, Dassault, PTC and EDS. In addition, as the industry consolidates, newly-consolidated entities capable of offering broad product life-cycle management solutions may achieve greater prominence and obtain a competitive advantage in relation to customers seeking broad solutions. Accordingly, it may become increasingly important for us to partner with those consolidated entities, as we have done with SAP and EDS. If we are unable to partner with some or all of those companies, or if the market does not accept the solutions provided by the companies with which we cooperate, our sales and revenues may decline.

     Dassault Systems, is currently our major competitor in the automotive and aerospace fields. Dassault has a partnership with IBM under which Dassault provides product data management (PDM), MPM and ERP solutions as part of IBM's product life-cycle management offering. Dassault also acquired EAI-DELTA GmbH, a company that competes with our eM-Planner product. Dassault, as a result of its acquisitions, currently offers several products that compete with some of our products, and is expected to continue to offer additional competing products. In the electronics assembly industry, our competitors include Aegis Industrial Software, Inc., Datasweep, Inc., Matrologic Group SA, Polyplan Technologies, Inc., and Valor Computerized Systems Ltd.

     It is likely that as the markets we serve continue to evolve, existing competitors may impose increased competitive pressures through acquisitions of complementary products and businesses, and there may be other market entrants. In addition, as a result of our movement into the MPM domain, we expect to face competition from companies offering other platforms for enterprise-wide manufacturing activities. While these platforms may not compete directly with our present and future products, they may compete by offering alternative solutions designed to enhance companies' supply chains and overall performance.

     Some of our existing competitors have, and prospective competitors may have, technical and financial resources, marketing and service organizations, expertise, customer bases and name recognition substantially greater than ours. In addition, some of our existing competitors have, and prospective competitors, particularly PLM vendors, may have, strong, established relationships with many of our existing and potential customers and may be able to offer combined PLM and MPM solutions. Furthermore, should competition intensify, we may have to reduce our prices. If we are unable to compete successfully, our business, financial condition and results of operations would be materially adversely affected.

     We believe that the main competitive factors affecting our business include:

     o technological leadership,

     o product performance,

     o integration and methodology expertise,

     o customer base,

     o customer support,

     o price,

     o distribution channels, and

     o ability to respond quickly and effectively to emerging opportunities and demand.

STRATEGIC ALLIANCES

     As part of our attempt to offer a solution that is completely integrated with our customers' IT environments, we seek to partner, where appropriate, with providers of complementary solutions that augment our MPM solutions. For example, many large companies are now implementing IT infrastructures for product life cycle management (PLM), or software solutions that support a product from original concept through product retirement. PLM systems therefore address activities such as product ideation, product definition, manufacturing process development, production and service. Accordingly, MPM is an integral part of PLM and forming alliances with PLM providers is a strategic goal for us.

     This strategy often features the integration of our solutions with the software or hardware of our partners. This integration benefits manufacturers by, among other things, facilitating a flow of information from the design process to the manufacturing planning and execution process. Furthermore, integration of software across disciplines enables the creation of a shared database for use and development by design engineers, planners and production engineers.

     In August 2002, we entered into a strategic alliance with EDS under which our eMPower Enterprise Solutions will be incorporated into EDS's PLM environment. The agreement establishes a joint development strategy, as well as cooperative marketing and distribution rights for both companies. EDS and Tecnomatix will share revenues for all sales of Tecnomatix MPM products and EDS planner products made by EDS and its distributors. In large strategic accounts where both EDS and Tecnomatix are currently engaged, selling will be done jointly. In all other EDS accounts, EDS will sell independently of Tecnomatix and provide all pre-sales, professional service and hot-line support. A team of EDS sales personnel have received training on Tecnomatix products and are beginning to sell directly to customers. In non-EDS accounts, Tecnomatix will continue to sell directly to its customers as is currently practiced.

     Similarly, in August 2001 we entered into a global strategic development and marketing agreement with SAP to provide integration between our eMPower Enterprise Solution and SAP's product life-cycle management solution. This integration is designed to allow the bi-directional exchange of bill-of-materials and routing information between our and SAP's solutions, enabling, among other things, users of our eMPower solutions to plan and develop manufacturing processes on the basis of accurate and up-to-date Bill-of-Material information. As opposed to our agreement with EDS, our agreement with SAP allows for both parties to sell directly to all customers rather than requiring direct sales of our products by SAP.

     In addition, in April 2002, we announced a joint product development and marketing partnership agreement with Siemens Automation and Drives Group, a world leader in automation and drives and programmable logic controllers (PLC). The agreement is the third in a series of product development agreements Siemens has made with us over the past three years to launch a newly integrated virtual environment that streamlines the engineering process and provides a seamless path from process design to shop-floor automation. The new jointly developed eM-PLC product enables engineers to design manufacturing processes in a 3D virtual environment and then introduce control information into that virtual manufacturing cell. We also signed an agreement whereby Tecnomatix will develop part of the technology and infrastructure for a Siemens product for automation design.

GLOBAL PROFESSIONAL SERVICES

     We believe that customer support is crucial both to the initial marketing of our products and to maintain customer satisfaction, which in turn enhances our reputation and aids in the generation of repeat orders. In addition, we believe that the customer interaction and feedback involved in our ongoing support activities provide us with information on market trends and customer requirements that is critical to future product development efforts.

     We created a Global Professional Services unit in the fourth quarter of 2000. This unit, which contains over 120 professionals located around the world, provides our clients with consulting and customization services, as well as deployment, training and on-going support, in order to allow our clients to more efficiently integrate our solutions within their systems. The unit was created as part of our transition from a tools-oriented provider to a provider of enterprise-wide solutions. These solutions require a higher degree of support to deploy and integrate with a customer's existing operations, due to their more comprehensive nature and enterprise-wide reach and impact.

     Generally, during the warranty period for our products, bug-fixing services are provided free of charge. Maintenance services, including bug-fixing service, software upgrades, enhancements and "hot-line" support for technical inquiries are provided through a one-year renewable maintenance contract for an annual fee which is generally 14% of the then current product list price. Approximately 21% of our revenues in 2002 were generated by the activities of our Global Professional Services unit.

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

RESEARCH AND DEVELOPMENT

CORE TECHNOLOGIES AND ARCHITECTURE

     The eMPower solutions and products are based on proprietary technologies that include: (a) multiple-tier (N-tier) architecture; (b) Web architecture; (c) process and kinematics modeling and simulation; (d) data base utilization and data mining; (e) mathematical algorithms for tolerance management and analysis;
(f) mathematical algorithms for analysis, real-time tracking and monitoring of production lines; and (g) integration technologies.

     a) The multiple-tier architecture allows multiple users to work simultaneously on the same project. This architecture supports the eMServer for data management and business logic; the eBOP model and the services required to update and manipulate it; and the MPM applications for creating and populating the eBOP. Because the technology is open to users and third-party software developers, it enables them to develop, in a relatively short time, applications that address specific manufacturing activities utilizing our proprietary manufacturing simulation technology.

     b) The Web architecture supports a portal for collaborative engineering over the Internet. The portal of Web-based tools allows users to create and access reports, work instructions and analysis. Users can visualize, manipulate and edit manufacturing processes via the Internet.

     c) Process and kinematics modeling technologies enable the creation of an eBOP. Simulation technologies, including technologies for 3D visualization, motion emulation and collision detection, allow production engineers to create, simulate, verify and then optimize a computerized integrated representation of a complete manufacturing plant, its production lines and manufacturing processes.

     d) Data base utilization and data mining technologies allow analyses of production line and machine throughput, performance and cost, feasibility studies and ergonomics.

     e) Mathematical algorithms enable defining tolerances of product assemblies, tolerance stack-up analysis and tolerance management.

     f) Mathematical algorithms allow analysis, real-time tracking and monitoring of production lines.

     g) Integration technologies allow the eMPower software to access data in the PLM database, the product model in the CAD/PDM system and the resources in the ERP systems, without the need for data conversion. This integration allows full association of and interaction between product and process design.

     To further enhance the integration of our products with CAD systems, ERP systems and shop-floor equipment, we pursue strategic alliances with leading providers of such products. Accordingly, we have agreements with software providers such as EDS, PTC, and SAP. In addition, we have an agreement with RealityWave whereby our eMPower Web-based applications use the RealityWave streaming technology to exchange and visualize large quantities of 3D manufacturing data over the Web, even over low-bandwidth networks.

     Agreements that we have with shop-floor equipment suppliers such as Carl Zeiss, Fuji, Mori Seiki, Orbotech, Siemens, Teradyne and Universal provide for integration with their shop-floor automation machines and capabilities such as off-line programming, execution and analysis of machine-program performance.

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

     Our research and development efforts have occurred at our main research and development facility in Israel as well as at our subsidiaries' sites in California, New Hampshire, the Netherlands, France and Germany. We believe that we have established redundant development and support capabilities in locations outside Israel. Our product development teams include experts in advanced mathematical techniques, computer graphics, database and Internet technologies, computer science and mechanical, manufacturing and electronic engineering. Our research and development efforts have been financed through internal resources, programs sponsored by the Office of the Chief Scientist in Israel and other funding from third parties. See "Item 5: Operating and Financial Review and Prospects -Research and Development Grants."

REVENUES

The following chart is a three-year breakdown of our revenues by geographic area for the periods indicated:

                                          2002             2001              2000
                                                    (US$ IN THOUSANDS)
         Israel......................        37                9               188
         United States...............    24,781           24,809            26,689
         Germany.....................    24,262           22,665            24,794
         France......................     9,299           10,260            11,088
         Other European Countries.       10,687           10,490             9,989
         Asia........................    12,939           18,667            16,270
         Total Revenues..............    82,005           86,900            89,018

     The following chart contains a three-year breakdown of our revenues by segments for the periods indicated:

                                          2002             2001              2000
                                                    (US$ IN THOUSANDS)

         Mechanical.................     64,670           66,454            63,255
         Electronics................     17,335           20,446            25,763
         Total Revenues.............     82,005           86,900            89,018

CONDITIONS IN ISRAEL

POLITICAL AND MILITARY CONDITIONS

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. Since October 2000, there has been an increase in violence between Israel and the Palestinians. During the past two years the state of hostility has increased in intensity and Israel has undertaken military operations in Palestinian cities and towns. It is possible that the situation may deteriorate further and may impact our operations in Israel.

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

ECONOMIC CONDITIONS

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early- to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices and military conflicts. The Israeli Government has, for these and other reasons, intervened in the economy by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli Government has periodically changed its policies in all these areas. Although we derive most of our revenues outside of Israel, a substantial portion of our expenses are incurred in Israel and are affected by economic conditions in the country.

ARMY SERVICE

     Generally, all male adult citizens and permanent residents of Israel under the age of 40 are, unless exempt, required to perform up to 36 days of military reserve duty annually. Some of our officers and employees are currently obligated to perform annual reserve duty. Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances. While we have historically operated effectively under these requirements, we cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

C. ORGANIZATIONAL STRUCTURE

     The following table lists information concerning the companies in the Tecnomatix organization. All the entities listed are direct or indirect subsidiaries of ours. The table lists entities by name, country of organization and our equity interest.

NAME                                                   COUNTRY                         OWNERSHIP
Tecnomatix Ltd.                                        Israel                          100%
Robcad Ltd.                                            Israel                          100%
Tecnomatix Technologies, Inc.                          U.S.                            100%
Tecnomatix Unicam, Inc.                                U.S.                            100%
Nihon Tecnomatix K.K.                                  Japan                           100%
Zuken Tecnomatix K.K.                                  Japan                           49%
Tecnomatix Technologies Gibraltar Ltd.                 Gibraltar                       100%
Tecnomatix Technologies Holding SA                     Luxembourg                      100%
Tecnomatix Europe S.A.                                 Belgium                         100%
Tecnomatix GmbH                                        Germany                         100%
Anysim Simulationssystem Systeme GmbH                  Germany                         100%
Tecnomatix S.A.R.L.                                    France                          100%
Tecnomatix Technologies Espania SL                     Spain                           100%
Tecnomatix Technologies Italia S.r.l.                  Italy                           100%
Tecnomatix Technologies Ltd.                           U.K.                            100%
Tecnomatix Technologies Sweden AB                      Sweden                          100%
Tecnomatix Machining Automation B.V.                   The Netherlands                 100%
Tecnomatix Unicam B.V.                                 The Netherlands                 100%
Tecnomatix Unicam GmbH                                 Germany                         100%
Tecnomatix Unicam France S.A.                          France                          100%
Tecnomatix Unicam UK Ltd.                              U.K.                            100%
Tecnomatix Unicam (Singapore) Pte Ltd.                 Singapore                       100%
Tecnomatix Unicam Taiwan Co., Ltd.                     Taiwan                          100%
Tecnomatix Technologies (Shenzhen) Ltd.                China                           100%
Fabmaster China Limited*                               Hong-Kong                       100%
View2Partner, Inc.*                                    U.S.                            100%
View2Partner Israel Company Ltd.*                      Israel                          100%


* Inactive subsidiary

D. PROPERTY, PLANTS AND EQUIPMENT

     We do not own any real property.

     We currently lease approximately 30,000 square feet of research and development, marketing and administrative facilities in Herzlia, Israel. The lease for this space expires in September 2007. The annual rent for the facility is approximately $456,000. Of such amount the maintenance fees and the rent for the parking space are linked to the changes in the Israeli consumer price index. The annual rent may be increased up to approximately $537,000 if we choose to make certain renovations at the expense of the lessor.

     Tecnomatix Technologies, Inc. leases approximately 29,000 square feet of research and development, sales, marketing, and administrative facilities in Northville, Michigan and other locations in the United States. The lease for most of these spaces expires on various dates through February 2008. The aggregate annual rent for these facilities is approximately $688,000.

     Tecnomatix GmbH leases approximately 52,000 square feet of reasearch and development, sales, marketing and administrative facilities in Frankfurt, Munich, Stuttgart and Dusseldorf, Germany. The leases for most of these spaces expire on various dates through October 2005. The aggregate annual rent for these facilities is approximately $834,000.

     Tecnomatix Unicam, Inc. leases approximately 26,500 square feet of research and development and sales and marketing facilities in Portsmouth, New Hampshire and other locations in the United States, with an aggregate annual rent of approximately $500,000. The leases for these facilities expire on several dates through October 2005.

     Nihon Tecnomatix K.K. leases approximately 9,000 square feet of sales and marketing facilities in Tokyo, Japan and Korea. The leases for these facilities expire on various dates through November 2004. The aggregate annual rent for these facilities is approximately $550,000.

     Tecnomatix Unicam France S.A. leases approximately 8,000 square feet of research and development and sales and marketing facilities in Grenoble, France. The lease for these facilities expires in August 2003. The annual rent for these facilities is approximately $60,000.

     In addition, our sales and support subsidiaries occupy, in the aggregate, approximately 51,000 square feet in Germany, France, the United Kingdom, Belgium, Spain, Sweden, Italy, The Netherlands, Taiwan, Singapore and China under leases expiring through December 2008 with a total annual rental of approximately $755,000.

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

A. OPERATING RESULTS


OVERVIEW

     We derive revenues mainly from: (a) software license fees, and (b) services which include maintenance fees from upgrades and the provision of technical support for our software products, and fees from providing engineering, training, consulting, implementation and development services. Annual maintenance fees are generally 14% of the then current list price of our software products. It has been our experience that most of our customers elect to receive maintenance services from us on a continuing basis. We believe that revenues from maintenance fees, which have grown in recent years, will continue to increase as the installed base of our software products increases. Our revenue recognition policies are in conformity with the American Institute of Certified Public Accountants Statement of Position on Software Revenue Recognition (SOP97-2 as amended).

     Most of our revenues derive from repeat sales to existing customers. In 2002, approximately 83% of our revenues from software license fees derived from repeat sales, compared to 82% in 2001 and 76% in 2000. We expect that repeat sales will continue to account for a significant part of our revenues in the future.

     Cost of software license fees consists principally of (a) amortization of capitalized software development costs; (b) royalties to the Office of the Chief Scientist of the Government of Israel; and (c) royalties to third parties for the use of software and technologies. Cost of services includes primarily the costs of salaries to engineers involved in the provision of technical support.

     We capitalize software development costs in accordance with Statement No. 86 of the Financial Accounting Standards Board (FASB) and amortize such costs at the greater of (a) the amount computed using the ratio of current gross revenue for a product to the total of current and anticipated product revenue or (b) the straight-line basis over the remaining economic useful life of the related product, which is not more than five years. Effective April 1, 2002, based on management's periodic review of the useful lives of capitalized software development costs, we changed our estimation of the useful lives of certain software modules whose development costs we capitalized from three years to five years. This change resulted from our increased use of more complex MPM enterprise solutions with longer useful lives than those of the engineering applications which comprised our older products. We believe that this change will more appropriately match amortization of the capitalized software development costs with periods in which the software developed generates income. As a result of the change in the estimate of the useful lives of capitalized software development costs, our net loss in 2002 was reduced by $1,569,000, or $0.15 basic and diluted net loss per share. Had we not made that change, our net loss for 2002 would have been $4,399,000.

     We are obligated to pay royalties to third parties pursuant to license agreements that allow us to use such parties' products and technologies in our products. Royalty expenses paid or accrued in 2000, 2001 and 2002 were $350,000, $488,000 and $1,070,000, respectively. The increase in royalty expenses paid or accrued in 2002 is due to our use of a broader range of third party products and technologies in our more complex MPM enterprise solutions.

     In light of the severe downturn in the economic environment and the slowdown in investments in information technologies, especially in the U.S. electronics industry, in 2001 we undertook a program aimed at creating a leaner and more agile organization with suitable infrastructure in place to better serve our customers and support long-term revenue growth. As part of this program, we reduced excess personnel and capacity costs in order to align our operating expenses with current revenue levels. Due to the continuation of the downturn in the economic environment we also adopted a cost-reduction program in 2002. As a result, our operating expenses in 2001 and 2002 decreased significantly as compared to the level of operating expenses in 2000. In the first quarter of 2003 we initiated an additional cost reduction plan aimed at reducing excess personnel and capacity costs in order to further reduce the level of operating expenses. For additional details regarding the 2003 cost reduction plan see the description below in Section D of this Item 5, entitled "Trend Information."

     We market and sell our products and services in North America, Europe and Asia and derive a significant portion of our revenues from customers in Europe and Asia. We received 70% of our total revenues in 2000, 71% of our total revenues in 2001, 70% of our total revenues in 2002, and 70% of our total revenues in the three months ended March 31, 2003 in non-dollar currencies from sales to customers located outside of North America. Since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. In 2000, 2001 and the first quarter of 2002, decreases in Euro - U.S. dollar exchange rates adversely affected our results of operation. However, during the last three quarters of 2002 and the first quarter of 2003 our results of operation benefited from the increase in the Euro - U.S. dollar exchange rates during these periods. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operations.

     In June 2001, the U.S. Financial Accounting Standard Board issued Statement of Financial Accounting ("SFAS") No. 141, "Business Combinations", which supersedes Accounting Principals Board ("APB") Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises", and SFAS No. 142, "Goodwill and Other Intangible Assets" which supersedes APB Opinion No. 17, "Intangible Assets". SFAS No. 141 which applies to all business combinations initiated after June 30, 2001, requires that all business combinations be accounted for by the purchase method, modifies the criteria for recognizing intangible assets, and expands disclosure requirements. The adoption of SFAS No. 141 did not have a significant impact on our results of operations.

     SFAS No. 142, which is effective for fiscal years commencing after December 31, 2001, addresses the question of how acquired intangible assets should be accounted for in the financial statements upon their acquisition and thereafter. SFAS No. 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but rather tested for impairment. Impairment losses that arise due to initial adoption of SFAS No. 142 are to be reported as a change in accounting principle. The application of the non-amortization provisions of SFAS No. 142 resulted in an increase in our operating income (a decrease in operating loss) of $3,672,000 for 2002. The initial adoption of SFAS No. 142 as of January 1, 2002 did not result in any impairment losses. We have performed and intend to continue to perform internal impairment tests pursuant to SFAS No. 142. As of December 31, 2002, we did not believe that further adjustments were necessary.

     During 2001, we repurchased in open market transactions $5,485,000 principal amount, of our 5.25% convertible notes at an aggregate purchase price of $3,986,000. In connection with the repurchase of these notes, we recognized a gain in the amount of $1,393,000. During 2002, we repurchased in open market transactions $6,337,000 principal amount of our 5.25% convertible notes at an aggregate purchase price of $5,709,000. In connection with the repurchase of these notes, we recognized a gain in the amount of $599,000. During the first quarter of 2003, we repurchased in open market transactions $5,783,000 principal amount, of our 5.25% convertible notes at an aggregate purchase price of $5,470,000. In connection with the repurchase of these notes, we recognized a gain in the amount of $274,000. Following repurchases of notes made in 1998, 1999, 2001, 2002 and the first quarter of 2003, we had $31,645,000 principal amount outstanding of such notes as of March 31, 2003.

     During 2000, we acquired all of the outstanding shares of Fabmaster S.A., a publicly-traded France-based leading provider of computer integrated software solutions for manufacturing and tests in the electronics industry, for $16,510,000, which included $1,310,000 in transaction costs. The acquisition was accounted for as a purchase and the financial results of Fabmaster have been included in our consolidated financial statements since the date of acquisition. The purchase price has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to developed technology, core technology, assembled workforce and goodwill in the amounts of $2,361,000, $1,964,000, $233,000 and $4,205,000, respectively. The purchase price allocated to such intangible assets is being amortized over their estimated useful life, which is three years for developed technology, core technology and established workforce, and seven years for goodwill. However, in accordance with accounting standards SFAS No. 141 and SFAS No. 142, which are discussed above, we no longer amortize goodwill, but rather subject it to periodic impairment tests. In connection with the acquisition, we recorded in the first quarter of 2000 a one-time non-recurring charge for in-process research and development and acquisition costs in the amount of $5,250,000.

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

     In October 2002, we purchased the CIMBridge software division of Teradyne, Inc. for consideration to be paid on a contingent and deferred basis based upon a revenue sharing arrangement. Pursuant to this transaction we acquired certain assets and assumed certain liabilities relating to the CIMBridge software, which includes tools for New Product Introduction (NPI) and machine programming, product and line optimization, and work instruction generation. In connection with the transaction we incurred approximately $111,000 in transaction costs. The purchase was accounted for in accordance with SFAS No. 141 and SFAS No. 142 which are discussed above, and the financial results of the CIMBridge software business have been included in our consolidated financial statements since the date of purchase. The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to goodwill in the amount of $1,120,000. In accordance with accounting standards SFAS No. 141 and SFAS No. 142, which are discussed above, we no longer amortize goodwill, but rather subject it to periodic impairment tests.

     In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statement SFAS No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 impacts how companies account for sale-leaseback transactions and how gains or losses on the extinguishments of debt are presented in financial statements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002; early adoption is encouraged. Under the provisions of SFAS No. 4 gains and losses associated with the extinguishments of debt will be classified as an extraordinary item. SFAS No. 145 provides that gains and losses associated with the extinguishments of debt will be classified as an extraordinary item only if they meet the criteria of APB No. 30. We adopted SFAS No. 145 effective January 1, 2002 and accordingly have reclassified gains from repurchases of our 5.25% convertible notes in the amount of $599,000, $1,393,000, and $0, into financial income (expense), net for the years ended December 31, 2002, 2001, and 2000, respectively, to comply with this guidance.

CRITICAL ACCOUNTING POLICIES

     The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe that application of the following critical accounting policies entails the more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

     CAPITALIZED SOFTWARE DEVELOPMENT COSTS. We capitalize software development costs, in accordance with SFAS No. 86, subsequent to the establishment of technological feasibility and up to the time the software is available for general release to customers. Our policy on capitalized software development costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as a development expense or cost of license fees. We are required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Our judgment refers primarily to the establishment of technological feasibility and to on-going assessment of the recoverability of cost capitalized. We do that by considering certain external factors such as anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. In the years ended December 31, 2000, 2001 and 2002, we capitalized software development costs in the amount of $7,294,000, $5,103,000 and $4,097,000, respectively (22%, 18% and 17% of gross research and development costs, respectively). We amortize software development costs on a product-by-product basis when the product is available for general release. In the years ended December 31, 2000, 2001 and 2002, amortization of capitalized software development costs reported under cost of software license fees, amounted to $3,479,000, $5,060,000 and $4,076,000, respectively (4%, 6% and 5%
of total revenues, respectively). We continue to evaluate the recoverability of capitalized software development costs year-by-year.

     Effective April 1, 2002, based on management's periodic review of the useful lives of capitalized software development costs, we changed our estimation of the useful lives of certain software modules whose development costs we capitalized from three years to five years. This change resulted from our increased use of more complex MPM enterprise solutions with longer useful lives than those of the engineering applications that comprised our older products. We believe that this change will more appropriately match amortization of the capitalized software development costs with periods in which the software developed generates income. As a result of the change in the estimate of the useful lives of capitalized software development costs, our net loss in 2002 was reduced by $1,569,000, or $0.15 basic and diluted net loss per share. Had we not made that change, our net loss for 2002 would have been $4,399,000.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     REVENUES. In 2002, revenues decreased by 6% to $82,005,000 from $86,900,000 in 2001. Revenues from the Mechanical division (previously called the e-Manufacturing division) decreased by 3% to $64,670,000 from $66,454,000 and accounted for 79% of total revenues compared to 76% of total revenues in 2001. The decrease in revenues from this division is mainly attributable to the decrease in revenues from the Far East, where the sales cycle of our eMPower Enterprise Solutions proved to be longer than in the U.S. and in Europe. The decrease in revenues from the Far East was partially offset by an increase in revenues from the U.S. and Europe, where our eMPower Enterprise solutions were adopted by new customers and where we received repeat orders from existing customers. Accordingly, revenues from Europe increased by 6% and accounted for 61% of total revenues from the Mechanical division, compared to 57% in 2001. Revenues from the U.S. increased by 22% and accounted for 24% of total revenues from the Mechanical division compared to 19% in 2001. Revenues from the Far East decreased by 41% and accounted for 15% of total revenues from the Mechanical division, compared to 25% in 2001.

     Revenues from our Electronics division decreased by 15% to $17,335,000 from $20,446,000 in 2001 and accounted for 21% of total revenues, compared to 24% of total revenues in 2001. The decrease in revenues from this division is mainly attributable to the continuing downturn in the electronics industry, especially in the U.S. The decrease in revenues from the U.S. and Europe was partially offset by an increase in revenues from the Far East. Revenues from Europe decreased by 21% and accounted for 27% of total revenues from the Electronics division, compared to 29% in 2001. Revenues from the U.S. decreased by 23% and accounted for 55% of total revenues, compared to 60% in 2001. Revenues from the Far East increased by 43% and accounted for 19% of total revenues from the Electronics division, compared to 11% in 2001.

     The increase in revenues from the Far East was due, in part, to the growth in that market caused by U.S. and European manufacturers moving production to the Far East.

     In 2002, revenues generated from software license fees decreased by 14% to $36,385,000, or 44% of total revenues, from $42,316,000, or 49% of total revenues in 2001. Service revenues increased by 2% in 2002 to $45,620,000 or 56% of total revenues, from $44,584,000, or 51% of total revenues in 2001. The increase in service revenues reflects growth in maintenance fees relating to our increased number of installed software products, as well as increasing demand for consulting services in connection with our eMPower Enterprise Solutions. The decrease in software license fees, both on an absolute and a percentage basis, reflects the increased demand for eMPower Enterprise Solutions in which the services portion of the revenues is relatively high compared to that of the software license fees.

     COST OF SOFTWARE LICENSE FEES. In 2002, cost of software license fees increased by 3% to $8,062,000, or 10% of total revenues, from $7,851,000, or 9% of total revenues in 2001. This increase resulted primarily from an increase in royalties paid to third parties pursuant to license agreements that allow us to use such parties' products and technologies in our products, and to the Office of the Chief Scientist (the "OCS") of the Government of Israel on proceeds from sales of products developed using grants from the OCS. Royalties to such third parties and to the OCS totaled $2,306,000, compared to $1,542,000 in 2001. The increase in royalty expenses paid or accrued in 2002 is due to our use of a broader range of third party products and technologies in our MPM enterprise solutions. However, effective April 1, 2002, based on management's periodic review of the useful lives of capitalized software development costs, we changed our estimation of the useful lives of certain software modules whose development costs we capitalized from three years to five years. This change mitigated the increase in the cost of software license fees in 2002 as amortization of capitalized software development costs was $1,569,000 less than what it would have been had we not changed the amortization period of these software modules.

     COST OF SERVICES. In 2002, cost of services decreased by 2% to $15,005,000, or 18% of total revenues, from $15,268,000 or 18% of total revenues in 2001. This decrease was primarily related to the decrease in payroll payments resulting from the decrease in personnel.

     AMORTIZATION OF ACQUIRED INTANGIBLES. In 2002, amortization of acquired intangibles, primarily developed software products, decreased to $2,491,000 from $7,758,000 in 2001. The decrease in amortization was primarily due to the effect of SFAS 142, pursuant to which we no longer amortize goodwill, and to our completion of the amortization of other acquired intangibles prior to 2002.

     RESEARCH AND DEVELOPMENT, NET. In 2002, gross research and development costs decreased by 17% to $23,491,000, or 29% of revenues, from $28,333,000 or 33% of revenues in 2001. This decrease is due to the reduction in research and development personnel that resulted in lower payroll expenses and related benefits. The reduction in personnel was part of the program that we initiated in 2001 and continued through 2002 to reduce expenses. This program included reducing research and development costs by focusing more on the continued development of our core MPM enterprise solutions as opposed to the engineering applications that comprised our older products and other projects that we view as less critical to our customers' current and anticipated needs.

     Capitalized software development costs decreased by 20% to $4,097,000, or 5% of revenues, from $5,103,000, or 6% of revenues in 2001, primarily in connection with the reduction of research and development costs. Capitalized software development costs, as a percentage of gross research and development expenses, decreased to 17% in 2002 from 18% in 2001.

     Third-party participation in research and development costs increased to $4,582,000 from $4,014,000 in 2001. Third party participation in research and development costs, as a percentage of gross research and development costs, increased to 20% in 2002 from 14% in 2001, reflecting the decrease in gross research and development costs, and the increase in participation in research and development activities in Israel and from a third party.

     Net research and development costs decreased by 23% to $14,812,000, or 18% of revenues, in 2002 from $19,216,000, or 22% of revenues in 2001, mainly due to the reduction in research and development personnel.

     SELLING AND MARKETING. In 2002, selling and marketing expenses decreased by 17% to $36,887,000, or 45% of revenues, compared to $44,624,000, or 51% of revenues in 2001. This decrease mainly reflects the continuation in 2002 of the program we initiated in 2001 aimed at creating a leaner and more agile organization with suitable infrastructure in place to better serve our customers and support long-term revenue growth. As part of this program, we reduced excess personnel and capacity costs in order to align our operating expenses with current revenue levels. As a result, we focused on our target market industries and territories, thereby facilitating the reduction in selling and marketing personnel, which resulted in lower payroll expenses, commissions and related benefits.

     GENERAL AND ADMINISTRATIVE. In 2002, general and administrative expenses increased by 3% to $5,013,000, or 6% of revenues, from $4,855,000, or 6% of revenues in 2001. The increase in 2002 is primarily due to certain management bonuses in the amount of $100,000.

     WRITE-OFF OF LONG-TERM INVESTMENT. In 2002, we wrote-off an investment in the shares of a privately-held company in the amount of $457,000.

     RESTRUCTURING AND ASSET IMPAIRMENT. In 2002, we recorded a charge of $651,000, or 1% of revenues, related to a cost reduction program involving the termination of employees and the reduction in leased office space and equipment in certain offices, pursuant to a program aimed at reducing our operating expenses, compared to a charge of $1,843,000, or 2% of revenues in 2001 related to a cost reduction program implemented in 2001.

     IMPAIRMENT OF SOFTWARE ACQUIRED. In 2002, we recorded a charge in the amount of $375,000 for the impairment of certain products and technologies of third parties which will no longer be used in our products.

     OPERATING INCOME (LOSS). In 2002, operating loss decreased by 88% to $(1,748,000) from $(14,515,000) in 2001. Operating loss from the Mechanical division in 2002 was $(180,000) compared to operating loss of $(1,530,000) in 2001, reflecting a significant decrease in operating expenses. Operating loss from the Electronics division in 2002 decreased by 88% to $(1,568,000) from $(12,985,000) in 2001, reflecting a significant decrease in operating expenses. The decrease in operating expenses is due to the cost reduction plan we initiated in the fourth quarter of 2001. In addition, operating loss also decreased by $1,569,000 as a result of the reduction in amounts of capitalized software development costs that were amortized in 2002 due to the change in the estimate of the useful lives of capitalized software development costs.

     FINANCIAL INCOME (EXPENSE), NET. In 2002, net financial income (expense) was $(799,000) compared to financial income of $1,191,000 in 2001. This change was attributable mainly to the capital loss from realization of marketable securities and the decrease in the value of certain marketable securities held by us resulting from the decrease in the rating of such marketable securities, expenses incured by us in connection with devaluation of the NIS against the U.S. dollar and related transactions effected by us to hedge foreign currencies, mainly Euro and Japanese Yen, against the U.S. dollar, and the decrease in the amount of capital gain we had from the repurchase of our convertible notes as opposed to the amount of such capital gain in 2001.

     TAXES ON INCOME. In 2002, we recorded a provision for income tax in the amount of $(148,000) compared to $54,000 in 2001. In 2002, provision for current taxes in Israel and in non-Israeli subsidiaries amounted to $(458,000) and provision for deferred taxes amounted to $310,000. In 2001, provision for current income taxes in Israel and in non-Israeli subsidiaries amounted to $(133,000) and provision for deferred taxes amounted to $187,000.

     SHARE IN LOSS OF AFFILIATED COMPANY. In 2002, we recorded losses in the amount of $431,000 from our equity share in an affiliate company, compared to $532,000 in 2001.

     NET INCOME (LOSS). In 2002, our net loss was $(2,830,000), or 3% of revenues, compared to a net loss of $(13,910,000), or 16% of revenues in 2001. In 2002, diluted loss per share was $(0.27) based on an average number of shares outstanding of 10,607,140, compared to diluted loss per share of $(1.35) in 2001, based on an average number of shares outstanding of 10,366,125.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     REVENUES. In 2001, revenues decreased by 2% to $86,900,000 from $89,018,000 in 2000. Revenues from the Mechanical division increased by 5% to $66,454,000 from $63,255,000 and accounted for 76% of total revenues compared to 71% of total revenues in 2000. The increase in revenues from this division is mainly attributable to the acceptance of our new MPM solutions, which were introduced in 2000, by existing customers as well as to the adoption of these solutions by new customers in the U.S. and in the Far East. The increase in revenues from those customers was partially offset by a decrease in revenues from Europe, where the sales cycle of our MPM solutions was longer than in the U.S. and in the Far East. Accordingly, revenues from Europe decreased by 5% and accounted for 57% of total revenues from the Mechanical division, compared to 63% in 2000. Revenues from the U.S. increased by 26% and accounted for 19% of total revenues from the Mechanical division compared to 16% in 2000. Revenues from the Far East increased by 19% and accounted for 25% of total revenues from the Mechanical division, compared to 22% in 2000.

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

     RESEARCH AND DEVELOPMENT, NET. In 2001, gross research and development costs decreased by 14% to $28,333,000, or 33% of revenues, from $33,030,000 or 37% of revenues in 2000. This decrease is due to the reduction in research and development personnel that resulted in lower payroll expenses and related benefits. The reduction in personnel was part of our program to reduce research and development costs by also focusing more on the continued development of our core MPM enterprise solutions as opposed to the engineering applications that comprised our older products and other projects that we view as less critical to our customers' current and anticipated needs.

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

     RESTRUCTURING AND ASSET IMPAIRMENT. In 2001, we recorded a charge of $1,843,000, or 2% of revenues, related to the termination of employees and the reduction in leased office space and equipment in certain offices, pursuant to a program aimed at reducing our operating expenses. This charge includes the amount of $316,000 for the impairment of certain software development costs. Those costs had previously been capitalized in connection with a software product with respect to which we have decided to cease all activities.

     OPERATING INCOME (LOSS). In 2001, operating loss decreased by 30% to $(14,515,000) from $(20,673,000) in 2000. Operating loss from the Mechanical division in 2001 decreased by 84% to $(1,530,000) from $(9,336,000) in 2000, reflecting an increase in revenues and a significant decrease in operating expenses. Operating loss from the Electronics division in 2001 increased by 15% to $(12,985,000) from $(11,337,000) in 2000, reflecting the decrease in revenues from that division.

     FINANCIAL INCOME (EXPENSE), NET. In 2001, net financial income (expense) decreased to $1,191,000 from $1,348,000 in 2000. The decrease was attributable mainly to the decrease in general interest rates during 2001 affecting our gains from debt securities held by us compared to the expense associated with our interest payments on our convertible notes. The decrease in general interest rates during 2001 was partially offset by a capital gain in the amount of $1,393,000 resulting from the repurchase of our 5.25% convertible notes in open market transactions. However, in 2000 we did not repurchase any of our 5.25% convertible notes.

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

     EXTRAORDINARY GAIN FROM REPURCHASE OF CONVERTIBLE NOTES. In 2001, we recorded an extraordinary gain in the amount of $1,393,000 from the repurchase of $5,485,000 aggregate principal amount of our 5.25% convertible notes, reflecting primarily the excess of this principal amount over the amount paid and proportionate share of offering expenses. However, as a result of our adoption, effective January 1, 2002, of SFAS No. 145 regarding the presentation of gains or losses resulting from the extinguishments of debt in financial statements, we have reclassified this extraordinary gain as Financial Income (Expenses), Net.

     NET INCOME (LOSS). In 2001, our net loss was $(13,910,000), or 16% of revenues, compared to a net loss of $(19,959,000), or 22% of revenues. In 2001, diluted loss per share was $(1.35) based on an average number of shares outstanding of 10,366,125, compared to diluted loss per share of $(1.95) in 2000, based on an average number of shares outstanding of 10,224,737.

IMPACT OF INFLATION AND FOREIGN CURRENCY FLUCTUATION

     Although a majority of our sales are made (and a substantial amount of our expenses are incurred) outside Israel in local currencies, a portion of our expenses are incurred in Israel in transactions denominated in New Israeli Shekels (NIS). The dollar cost of our operations in Israel is impacted by several factors including (a) the rate of inflation in Israel, (b) the devaluation of the NIS relative to the dollar in comparison to the rate of inflation, and (c) the timing of such devaluation. Consequently, we may experience a material adverse effect should the rate of the devaluation of the NIS relative to the dollar significantly lag behind the rate of inflation in Israel. In 1997, 1998, 2001 and 2002, the rate of devaluation exceeded the rate of inflation. This trend was reversed in 1999, 2000 and the first three months of 2003, during which our dollar cost of operations in Israel was adversely affected since the rate of inflation generally exceeded the devaluation of the NIS against the dollar. In addition, as our revenues and costs outside the U.S. are generally denominated in local non-dollar currencies, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. Thus, an increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in such currency, and a decrease in the value of such currency relative to the dollar will decrease the dollar reporting value for such transactions. This effect on the dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our costs. See "Overview" above and "Item 11: Disclosure about Market Risk."

EFFECTIVE CORPORATE TAX RATE

     We and each of our subsidiaries are subject to corporate taxes in various countries in which they operate. We are currently most significantly affected by corporate taxes in Israel where we received a final tax assessment through the tax year ended December 31, 1999. We believe that our effective tax rate in Israel would have been approximately 15% for the year ended December 31, 2002, had we not utilized our loss carryforwards in Israel. We believe that we have no tax loss carryforwards in Israel as of the end of 2002. However, as of December 31, 2002, we have approximately $17,044,000 in net operating loss carryforwards in the U.S. We expect that as our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

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

B. LIQUIDITY AND CAPITAL RESOURCES

     We have met our financial obligations primarily through funds provided by operations and by research and development grants, which are discussed in Item 5C below. Additional cash resources were generated from the issuance in August 1997 of our 5 1/4% convertible notes in an aggregate principal amount of $97,750,000.

     In connection with the August 1997 convertible notes offering, we incurred related issuance expenses of $3,104,000. These expenses are recorded as deferred expenses and are amortized using the straight-line method over the life of the notes. The notes bear interest at 5.25% per annum, payable semi-annually and mature on August 15, 2004. The notes are convertible into ordinary shares at any time at or before maturity, unless previously redeemed, at a conversion price of $42.39 per share, subject to adjustment in certain events. We may, at our option, redeem the notes on or after August 18, 2000, in whole or in part, at certain redemption prices. Following the repurchases of an aggregate $42,500,000, $6,000,000, $5,485,000 and $6,337,000 principal amount of the notes in 1998, 1999, 2001 and 2002, respectively, at aggregate purchase prices of approximately $29,203,000, $4,200,000, $3,986,000 and $5,709,000, we had, as of
December 31, 2002, an aggregate $37,428,000 principal amount of the notes outstanding. Although we currently believe that our cash resources as well as amounts currently available to us under our credit line from Bank Hapoalim will be sufficient for repayment of our notes, we may need to raise additional funds to repay amounts due under the notes upon their maturity either through additional borrowings or through the sale of securities. In the event that we seek to raise funds through additional borrowings, we may be required to borrow on terms or at interest rates that are less favorable to us than the terms and rates applicable to our current outstanding debt or the terms of our credit line from Bank Hapoalim described below. In addition, additional borrowings may subject us to further covenants, restrictions and pledges.

     In April 2003, we signed a letter of intent with Bank Hapoalim B.M. under which Hapoalim will provide us with a credit line in an aggregate principal amount of $25,000,0000. We may draw amounts under the credit line until June 30, 2003. To date we have not withdrawn any amounts under the credit line. Loans under this credit line will bear interest at a rate equal to the three month LIBOR rate at the time of a draw plus a spread to be agreed to by us and Hapoalim prior to each draw. We may, but are not required to, use this credit line to refinance our 5.25% convertible notes, thereby reducing payable interest and generating capital gains from repurchase of the notes. The credit line matures four years after withdrawal. Unless we take advantage of our right of prepayment of the credit, the repayment of an amount of $10,000,000 under the line of credit is required to be made in equal quarterly payments, commencing 15 months after withdrawal, and repayment of the remaining amounts under the line of credit, if withdrawn, is required to be made upon the maturity of the line of credit or the earlier maturity of certain bonds deposited with Hapoalim to secure repayment. In connection with the credit line we agreed to create a floating charge over our assets in favor of Hapoalim and to maintain certain financial ratios which include (a) a covenant to maintain certain levels of cash, cash equivalents, bonds and deposits, as long as the credit line is outstanding with such level being initially $30 million and gradually decreasing as we progress with repayment of the credit line; (b) commencing with the last quarter of 2003, an average quarterly EBITDA of at least $1 million in the preceding three quarters; (c) a ratio of shareholders equity to total assets of not less than 40% and an amount of shareholders equity of not less than $33 million, and (d) a ratio of current assets to current liabilities (excluding amounts due under our convertible notes and excluding then current maturities under the credit line) of at least 1.5. Additional details regarding the credit line are described below in "Item 10.C - Material Contracts."

     As of December 31, 2002, our cash and cash equivalents, short-term investments and long-term investments totaled $41,919,000 compared to $51,185,000 as of December 31, 2001. This decrease was primarily the result of the use of cash to repurchase convertible notes, to purchase certain software technology rights and to invest in additional property and equipment. As of December 31, 2002, working capital was $27,460,000 and total assets were $116,343,000 compared to $57,758,000 and $123,379,000, respectively as of
December 31, 2001. The change in working capital resulted from our moving approximately $25,000,000 from short-term investments to long-term investments ranging in terms from one to ten years in order to increase our interest returns. We believe that our cash, short-term investments, long-term investments and funds generated from operations and research and development grants will be sufficient to finance our operations for at least the next twelve months. However, because we depend mostly on our revenues to fund our operating activities, if our revenues were to decrease, whether due to a continued slowdown in the industries in which we operate, our sales decreasing as a result of evolving industry standards and rapid technological changes that could result in our products being no longer in demand, competitive pressures, our failure to retain our customers or for any other reason, we may need to reduce our operating expenses, including possibly through additional reductions in personnel, or use more of our cash reserves to fund operating expenses. Similarly, in the event that the amounts we receive from research and development grants decline, we may need to reduce operating expenses or utilize more of our cash reserves.

     Our trade receivables, net of allowance for doubtful accounts on December 31, 2002 totaled $27,671,000 compared to $23,110,000 on December 31, 2001. The collection cycle has increased during 2002 compared to 2001 due to the request of certain customers to extend the payment due dates. We believe that generally, the quality of receivables remained unchanged and we will continue our efforts to lower the collection cycle. In addition, we entered into a factoring agreement with a financial institution under which we may sell our account receivables subject to inspection and acceptance by the financial institution. The financial institution is responsible for collecting the receivables with no recourse to us. Upon completion of the sale, the financial institution remits all or part of the funds to us, less applicable discounts and service fees. Upon remittance of the funds to us the receivable is deemed collected. During 2002, we sold receivables in the amount of $1,071,000 and incurred related expenses in the amount of $32,000.

     CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject us to concentration of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Our cash and cash equivalents, short-term investments and long-term investments are invested in deposits with major banks in the United States, Europe and Israel. We believe that the financial institutions holding our cash funds are financially sound, and that minimal credit risk exists with respect to our marketable securities, which consist of debt securities of the Government of Israel and highly-rated corporate bonds. Our accounts receivable are generated from a large number of customers, mainly large industrial corporations and their suppliers, located in Europe, the United States and the Far East. We perform ongoing evaluations of our accounts receivable and maintain an allowance for doubtful accounts which we believe is adequate to cover all anticipated losses with respect to our accounts.

  Contractual Obligations as of                             Payments due by Period
  December 31, 2002                                           (US$ in thousands)
                                     Total       Less than 1      1-3 Years       4-5 Years     After 5 Years
                                                    Year
  Long-Term Debt (1)               $37,428             ---         $37,428            ---              ---

  Operating Leases                 $10,972          $4,293          $5,383         $1,296              ---

  Total Contractual Cash           $48,400          $4,293         $42,811         $1,296              ---
  Obligations

     (1) In April 2003, we signed a letter of intent with Bank Hapoalim B.M. under which Hapoalim will provide us with a credit line in an aggregate principal amount of $25,000,0000. We may draw amounts under the credit line until June 30, 2003. To date we have not withdrawn any amounts under the credit line. For more details regarding this credit line see "Liquidity and Capital Resources" above and "Item 10.C - Material Contracts."

     DERIVATIVE FINANCIAL INSTRUMENTS. In 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities (collectively referred to as SFAS No. 133). The initial adoption did not have an impact on our shareholders' equity. SFAS133 requires that all derivatives be recorded in the balance sheet at fair value. If certain conditions are met, a derivative may be designated as a hedge of exposures to changes in fair value, cash flows or foreign currency exchange rates. The accounting for changes in the fair value of such derivative instruments depends on the intended use of the derivative and the nature of any hedge designation thereon. We generally use derivatives to reduce our exposure to foreign currency risks stemming from various assets, liabilities and cash flows. In 2000, 2001 and 2002, 70%, 71% and 70% of our revenues, respectively, were denominated in non-dollar currencies. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and options to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows denominated in non-dollar currencies. The counter-parties to our forward contracts and options are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts and options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2002, we had options contracts to sell up to $4,254,000 for a total amount of NIS 19,950,000 that matured prior to March 31, 2003.

     OFF-BALANCE SHEET ARRANGEMENTS. We are not party to any material off-balance sheet arrangements.

C. RESEARCH AND DEVELOPMENT, PATENTS, LICENSES, ETC.

     We conduct our research and development operations primarily in Israel, U.S., Germany and France. Our research and development efforts have been financed through internal resources, through programs sponsored by the Chief Scientist of the Government of Israel and through grants from other third parties. In the years ended December 31, 2000, 2001 and 2002, our gross research and development expenditures were $33,030,000, $28,333,000 and $23,491,000, respectively (37%, 33% and 29% of total revenues, respectively). In 2000, 2001 and 2002, the Chief Scientist of the Government of Israel provided participation financing for research and development efforts of $2,500,000, $1,244,000 and $1,918,000, respectively (8%, 4% and 8% of total research and development expenses, respectively). Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist programs funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such programs are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100%-150%) of the dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist programs funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist programs approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months.

     The Government of Israel does not own proprietary rights in the technology developed using its funding and there is no restriction on the export of the products manufactured using the technology. Certain restrictions with respect to the technology do apply, however, including the obligation to manufacture the product based on such technology in Israel and to obtain the Chief Scientist's consent for the transfer of the technology to a third party. If the Chief Scientist consents to the manufacture of the products outside Israel, applicable regulations would require the payment of increased royalties, ranging from 120% up to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture. These restrictions continue even if we have paid the full amount of royalties payable in respect of the grants. In 2002, the law relating to the Chief Scientist was amended to, among other things, enable companies applying for grants from the Chief Scientist to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants. In addition, the amendment provides that one of the factors to be taken into consideration by the Chief Scientist in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the Chief Scientist in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

     Based upon the aggregate participation payments received to date, we expect that we will continue to pay royalties to the Chief Scientist on sales of our products and related services for the foreseeable future. In the years ended December 31, 2000, 2001 and 2002, we paid or accrued royalties to the Chief Scientist in the amount of $1,543,000, $1,504,000 and $1,627,000, respectively. From time to time provisions of Israeli law relating to the terms of the Chief Scientist participation have been amended and may be further amended in the future. In addition, the Chief Scientist budget has been subject to reductions and such reductions may affect the availability of funds for chief scientist participation in the future. Such amendments or reductions in budgets could have a material adverse effect on our business, financial condition and results of operations.

     In addition to royalty-bearing grants from the Office of the Chief Scientist we participate in a program sponsored by the Office of the Chief Scientist that is intended to develop generic technologies for use by Israeli high-technology companies. As part of this program, we are a member of a research consortium comprised of several Israeli high-technology companies that are engaged in the development of software tools for industrial processes. The Office of the Chief Scientist contributes 66% of the approved research and development budget for the research consortium and the members of the research consortium contribute the remaining 34%. No royalties are payable to the Israeli government in relation to products or other developments attributable to this funding. Expenses in excess of the approved budget are borne by the consortium members. In general, any consortium member that develops technology in the framework of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right to utilize and implement such technology without having to pay royalties to the developing consortium member. As of December 31, 2002, we have recognized $6,328,000 in grants from the Office of the Chief Scientist in connection with the consortium.

     In 1994, we entered into an agreement with the Binational Industrial Research and Development Fund ("BIRD-F") for a development project conducted by Tecnomatix and its wholly owned U.S. subsidiary, Tecnomatix Technologies, Inc. We are eligible, subject to certain conditions, to receive grants from BIRD-F upon progress of such development project. Under the terms of the BIRD-F grant, we are obligated to pay royalties of 5% of the revenues derived from sales of products developed in this project, up to 150% of the amount granted. The total amount received, net of royalties paid or accrued as of December 31, 2002, was $317,000. Royalty expenses to the BIRD-F in the year ended December 31, 2002 were $0. In January 2002, we entered into an agreement with BIRD-F for a development project conducted by Tecnomatix and its wholly owned U.S. subsidiary, Tecnomatix Unicam, Inc. We are eligible, subject to certain conditions, to receive grants from BIRD-F upon progress of such development project. Under the terms of the BIRD-F grant, we are obligated to pay royalties of 5% of the revenues derived from sales of products developed in this project, up to 150% of the amount granted. The total amount received for this project, net of royalties paid or accrued as of December 31, 2002, was $500,000.

D. TREND INFORMATION

     Our quarterly results of operations may be subject to significant fluctuations due to several factors, primarily the timing of large orders, which represent a significant percentage of our revenues, and other factors, including customer budget cycles, competitive pressures, the low level of business activity during the summer months in the European market, the timing of new product announcements, the release of new products by us and our competitors and the effective provision by us of customer support.

     In addition, our results of operations and financial condition may be affected by various other factors discussed in "Item 3D: Risk Factors" including the length of our sales cycle, market acceptance of our eMPower offering for MPM, changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in one or more of our target industries.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


A. DIRECTORS AND SENIOR MANAGEMENT

     Our directors and executive officers are listed below, together with brief accounts of their business experience and certain other information.

                     NAME                AGE     POSITION

         Harel Beit-On(1)..........       43     Chairman of the Board of Directors and Chief Executive
                                                 Officer
         Shlomo Dovrat(1) (2)......       43     Vice Chairman of the Board of Directors
         Kenneth J. Bialkin(3).....       73     Director
         Gerald B. Cramer(3).......       72     Director
         Aharon Dovrat(2)(3).......       71     Director
         Avi Zeevi(1)..............       52     Director
         Talia Livni(2)(3).........       60     Director
         Jaron Lotan...............       45     President and Chief Operating Officer
         Oren Steinberg............       35     Executive Vice President and Chief Financial Officer
         Alex Shapira..............       45     Executive Vice President of Product Operations
         Amir Livne................       42     Executive Vice President of Business Development and
                                                 Strategy
         Olivier Leteurtre.........       40     Executive Vice President of Sales and Field Operations
         Israel Levy...............       43     Chief Executive Officer of Tecnomatix Unicam, Inc.

(1) Member of the Investment and Finance Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

     HAREL BEIT-ON has served as Chairman of the Board of Directors since December 2001, as Chief Executive Officer since 1996 and as a director since 1999. Mr. Beit-On also served as President of Tecnomatix from 1995 until October 2002. From 1994 to 1996, Mr. Beit-On served as Chief Operating Officer of Tecnomatix. Between 1991 and 1994, Mr. Beit-On served as Executive Vice President of Sales and Engineering of Tecnomatix. From 1988 to 1991, Mr. Beit-On served as the President of Tecnomatix's United States sales and support subsidiary. From 1985 to 1988, Mr. Beit-On served in various marketing positions with Tecnomatix.

     SHLOMO DOVRAT is the founder of Tecnomatix and has served as a director of Tecnomatix since its inception and as Vice Chairman of the Board of Directors since December 2001. Mr. Dovrat served as Chairman of the Board of Directors of Tecnomatix from 1995 to 2001. Mr. Dovrat served as the Chief Executive Officer and President of Tecnomatix from its inception to 1996 and 1995, respectively. Mr. Dovrat served as a director, President and Chief Executive Officer of Oshap Technologies Ltd. from 1983 until 1999. Mr. Dovrat is a founding partner in several high-tech venture capital funds including Carmel Software Fund and Dor Ventures Fund, and he is also a partner in Dovrat & Co., a privately held investment group. Shlomo Dovrat is Aharon Dovrat's son.

     KENNETH J. BIALKIN has served as a director of Tecnomatix since 1993. Mr. Bialkin has been a partner of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, our U.S. counsel, for more than the past five years. Mr. Bialkin is a director of Municipal Assistance Corporation for the City of New York, CitiGroup, Inc. and Sapiens International Corporation N.V.

     GERALD B. CRAMER has served as a director of Tecnomatix since 1996. Mr. Cramer is a co-founder and has been Chairman of CRM LLC since 1973. Prior to co-founding CRM LLC, Mr. Cramer was a senior partner at Oppenheimer & Company. Mr. Cramer serves on the board of directors of Teatown Lake Reservation, the Board of Trustees at Syracuse University and serves on its Investment Committee. Mr. Cramer is a former trustee of St. Joseph's Medical Center. Mr. Cramer earned a BSc from Syracuse and attended the University of Pennsylvania Wharton Graduate School of Finance. Mr. Cramer served as a Lieutenant in the United States Navy.

     AHARON DOVRAT has served as a director of Tecnomatix since 1989 and served as Chairman of the Board of Directors of Tecnomatix from 1989 to February 1995. Until 1991, Mr. Dovrat served as Managing Director of Clal (Israel) Ltd., one of Israel's largest public investment companies. From 1991 until 1998, Mr. Dovrat was the founder, principal shareholder and Chairman of Dovrat, Shrem & Co., an investment-banking firm established in 1991. Mr. Dovrat currently serves as Chairman of Dovrat & Co., a private investment company, Chairman of Isal Amlat Ltd., a publicly traded investment company, Chairman of Alvarion Ltd., a publicly traded wireless telecommunications equipment company, and Chairman of Cognifit Ltd. Mr. Dovrat also serves as board member of DS Polaris Ltd., Delta Galilee Industries Ltd., a publicly traded company, Lumenis Ltd., a publicly traded company, and B.O.S - Better Online Solutions. Aharon Dovrat is Shlomo Dovrat's father.

     AVI ZEEVI has served as a director of Tecnomatix since 1995. Mr. Zeevi served as Chief Financial Officer of Oshap from 1994 until 1999 and he is now a founding partner in several high-tech venture capital funds including Carmel Software Fund and Dor Ventures Fund. From 1983 to 1994, Mr. Zeevi served as Chief Executive Officer of Oshap's subsidiary MINT Software Technologies Ltd.

     TALIA LIVNI has served as a director of Tecnomatix since August 2000. Ms. Livni has been the Legal Advisor of the Histadrut (General Federation of Labor in Israel) since 1997. From 1992 until 1996, she served as Head of the Human Resources Division of the Israeli Ministry of Defense. From 1975 until 1992, Ms. Livni served as Senior Deputy Legal Advisor to the Israeli Ministry of Defense. From 1973 until 1975, Ms. Livni served as Legal Adviser to RAFAEL Israel Armament Development Authority Ltd.

     JARON LOTAN has served as President and Chief Operating Officer of Tecnomatix since October 2002. Prior to joining Tecnomatix, Mr. Lotan served as Corporate Executive Vice President for business and strategy at Orbotech Ltd., a leading supplier of automated optical inspection and other productivity solutions for the electronics industry. At Orbotech, he was responsible for worldwide sales, marketing and support organization, corporate marketing activities and strategy and business development. Prior to serving as Corporate Executive Vice President, Mr. Lotan served as President of the Orbotech PCB Division and President of Orbotech Europe. Before joining Orbotech in 1992, Mr. Lotan co-founded and served as General Manager, North America for Rosh Intelligent Systems, a software company offering knowledge-based solutions to customer support organizations. Mr. Lotan holds a BA in Economics and Mathematics, and an MA in Economics both from the Hebrew University in Jerusalem.

     OREN STEINBERG has served as Chief Financial Officer and Executive Vice President of Tecnomatix since June 2001. Mr. Steinberg joined Tecnomatix in August 2000 as Chief Financial Officer and Vice President of Tecnomatix Unicam, Inc., a subsidiary of Tecnomatix based in New Hampshire, USA. Prior to joining Tecnomatix, Mr. Steinberg served as Chief Financial Officer and Vice President at Lucent Technologies Israel - Wireless Networking Group, where he was responsible for the financial operations of the firm and its American subsidiaries located in New Jersey, Boston and Chicago. From 1995 to 1997, Mr. Steinberg served as Financial Manager and Controller of Sapiens. Prior to 1995, Mr. Steinberg was a certified public accountant at Price Waterhouse, LLP and at Somech Cheikin and Assoc. CPA, Israel.

     AMIR LIVNE has served as Executive Vice President of Business Development and Strategy of Tecnomatix since January 2003. Mr. Livne served as Executive Vice President Industry Marketing from February 1999 until January 2003. Mr. Livne served as Vice President of Marketing from January 1998 until February 1999, and prior to this he served as Director of Strategic Accounts. Before joining Tecnomatix, Mr. Livne worked as a senior associate at Booz, Allen & Hamilton, a leading management consulting firm, for a period of three years. Prior to his employment with Booz, Allen & Hamilton, Mr. Livne served in various software research and development positions for a period of six years.

     ALEX SHAPIRA has served as Executive Vice President of Product Operations since December 2000. Mr. Shapira joined Tecnomatix in May 2000 as Vice President of Research and Development. Before joining Tecnomatix, Mr. Shapira served as a Vice President of Research and Development at Cimatron Ltd., a leader in CAD/CAM and collaboration software for the tooling industry. Between 1995 and 1998, Mr. Shapira served as Vice President of Research and Development at PC Soft International (today eMation), one of the leading companies in the Industrial Control and Automation field. Prior to this, Mr. Shapira served as an Application Group Manager at TEKEM Ltd., (today part of Ness Technologies Ltd.), a large Israeli software-house.

     OLIVIER LETEURTRE has served as Executive Vice President of Sales of Tecnomatix since January 2002. Previously, Mr. Leteurtre managed our operations in Japan and Korea. Prior to his service in Japan, Mr. Leteurtre managed our operations in Western Europe. Prior to joining Tecnomatix in 1993, Mr. Leteurtre was a regional manager at Computervision, France.

     ISRAEL LEVY has served as Chief Executive Officer of our Tecnomatix Unicam subsidiary since 2001. Prior to joining Tecnomatix, Mr. Levy was Senior Vice President responsible for worldwide sales and communications of BizWorks at interBiz, the e-Business application division of Computer Associates International Inc. Prior to this, he held several senior positions with Computer Associates in both Israel and the United States. Mr. Levy also previously held technical positions at Tel Aviv University, where he implemented and managed financial systems. Mr. Levy also worked as an independent contractor for the development of client-server applications for personal computers.

B. COMPENSATION

     The aggregate compensation paid to, or accrued on behalf of, all our directors and executive officers as a group (13 persons) during the year ended December 31, 2002, was $1,889,783 in salary, management fees, bonuses, directors' fees and expenses and approximately $99,947 in amounts set aside or accrued for, to provide pension, retirement or similar benefits. Such amounts do not include amounts expended by us for automobiles made available to our directors and executive officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to directors and officers and other fringe benefits commonly provided by Israeli companies to their executives. We currently do not compensate directors as such, but may do so in the future. See "Item 6E: Share Ownership" and "Item 7: Major Shareholders and Related Party Transactions" for a description of entities affiliated with certain of our directors.

     As of April 30, 2003, options granted to our officers and directors to purchase up to 1,837,750 ordinary shares were outstanding. The exercise price of these options ranges between $4.75-$ 25.75 per share. The expiration date of these options ranges from January 2006 to April 2013.

     We do not have service contracts with any of our directors.

C. BOARD PRACTICES

TERMS OF OFFICE

     Our articles of association provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. However, our directors (other than external directors, who are appointed pursuant to the provisions of the Companies Law) are apportioned into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2003, consisting of Kenneth Bialkin, (b) another class to hold office until our annual meeting of shareholders to be held in 2004, consisting of Shlomo Dovrat, Aharon Dovrat and Avi Zeevi and a third class to hold office until our annual meeting of shareholders to be held in 2005 consisting of Harel Beit-On . Pursuant to the Companies Law, Talia Livni and Gerald Cramer complete their initial terms as our external directors on August 2, 2003 and July 19, 2003, respectively. However we may extend their term of service for another three-year period. See "--External Directors; Audit Committee; Internal Auditor." The periods during which each of our directors has served in office are set forth in
Section 6A above.

INVESTMENT AND FINANCE COMMITTEE

     Our Board of Directors has appointed an Investment and Finance Committee. The members of the Investment and Finance Committee are Harel Beit-On (Chairman), Shlomo Dovrat, Aharon Dovrat and Avi Zeevi. The responsibilities of the Investment and Finance Committee include reviewing and, as required, approving our financial investments and cash management policies, corporate tax status and corporate structure.

COMPENSATION COMMITTEE

     Our Board of Directors has appointed a Compensation Committee. The members of the Compensation Committee are Shlomo Dovrat (Chairman), Aharon Dovrat and Talia Livni. The responsibilities of the Compensation Committee include reviewing and, as required, approving the compensation of our executive officers and overseeing the administration of our stock option plans.

EXTERNAL DIRECTORS; AUDIT COMMITTEE; INTERNAL AUDITOR

EXTERNAL DIRECTORS

     We are currently subject to the provisions of the Israeli Companies Law 5739 - 1999 (the "Companies Law"). Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person's relative, partner, employer or any entity under the person's control, has, or had during the two years preceding the date of appointment, any affiliation with us, any entity controlled by us or by any entity controlling us. The term "affiliation" includes: (a) an employment relationship; (b) a business or professional relationship maintained on a regular basis; (c) control; and (d) service as an office holder. In addition, no person can serve as an external director if the person's or other business creates, or may create, conflict of interests with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

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

     The initial term of an external director is three years and may be extended for an additional three years . External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee exercising powers of the board of directors is required to include at least one external director. Gerald Cramer and Talia Livni currently serve as our external directors pursuant to the Companies Law.

     An external director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

AUDIT COMMITTEE

     Under the Companies Law, the board of directors of any company that is required to appoint external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors but excluding: (a) the chairman of the board of directors; (b) the controlling shareholder or a relative of the controlling shareholder; or (c) any director employed by the company or who provides services to the company on a regular basis. Pursuant to the current requirements of the Nasdaq National Market, we are required to have two independent directors on the audit committee. We have appointed such audit committee. Pursuant to the Sarbanes - Oxley Act of 2002, the Nasdaq National Market is expected to introduce new listing standards requiring all members of an audit committee to comply with tightened independence requirements. In addition, the Nasdaq rules require that the members of the audit committee not have any relationship to the company that may interfere with the exercise of their independence and that they be financially literate. In addition, at least one member of the audit committee must have accounting or related financial management expertise.

     The responsibilities of the audit committee under the Companies Law include identifying irregularities in the management of the company's business and approving related party transactions as required by law. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company's outside auditors. Pursuant to the Sarbanes - Oxley Act, the audit committee is responsible for the appointment, compensation and oversight of the work of a company's independent auditor for the purpose of preparing or issuing an audit report or related work.

     Our Audit Committee currently consists of Aharon Dovrat (Chairman), Kenneth
J. Bialkin, Gerald Cramer and Talia Livni.

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

D. EMPLOYEES

     As of March 31, 2003, we employed 658 employees, 502 of whom were employed outside Israel. Out of the total number of our employees, 239 were engaged in research and development, 211 were engaged in maintenance and engineering, 190 were engaged in sales and marketing and 18 were engaged in corporate management, finance and general administration.

     As of March 31, 2002, we employed 696 employees, 527 of whom were employed outside Israel. Out of the total number of our employees, 238 were engaged in research and development, 234 were engaged in maintenance and engineering, 201 were engaged in sales and marketing and 23 were engaged in corporate management, finance and general administration.

     As of March 31, 2001, we employed 797 employees, 617 of whom were employed outside Israel. Out of the total number of our employees, 280 were engaged in research and development, 248 were engaged in maintenance and engineering, 235 were engaged in sales and marketing and 34 were engaged in corporate management, finance and general administration.

     The decrease in the number of our employees was due to the effect of the cost-reduction programs we implemented in each of the fourth quarters of 2001 and 2002 and the first quarter of 2003. The decrease in the number of employees between the period ended March 31, 2002 and March 31, 2003 was partially offset by our recruitment of new employees as part of our increased research and development, marketing and selling efforts of our new MPM offering.

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


E. SHARE OWNERSHIP

1. The following table sets forth, as of May 5, 2003, certain information with respect to the beneficial ownership of our ordinary shares held by our directors and officers. Other directors and officers that do not appear in the table below beneficially own less than one percent of our ordinary shares.

                                         NUMBER OF ORDINARY SHARES
                      NAME                 BENEFICIALLY OWNED (1)        PERCENT OF CLASS (2)

         Shlomo Dovrat (3)..........               956,708                      8.75%
         Harel Beit-On (4)............             909,279                      8.22%
         Avi Zeevi (5).................            187,043                      1.75%
         Aharon Dovrat (6)...........               98,000                      0.92%
         Kenneth J. Bialkin (7)......               37,968                      0.35%
         Gerald B. Cramer (8).......               477,162                      4.46%


     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

     (2) All percentages are calculated based on 10,664,206 issued and outstanding ordinary shares of Tecnomatix as of May 5, 2003. Such number excludes treasury stock and 850,000 ordinary shares held by a wholly owned subsidiary of Tecnomatix.

     (3) The number of ordinary shares includes options to acquire 271,163 ordinary shares that are currently exercisable or which will first become exercisable within 60 days. Mr. Dovrat also holds options to acquire an additional 175,838 ordinary shares. The exercise price of the options ranges between $6.875-$25.75 per share. The final expiration date of the options ranges from May 2007 to March 2013. Please refer also to "Item 7A: Major Shareholders" for additional information regarding shares which may be deemed to be beneficially owned by Mr. Dovrat.

     (4) The number of ordinary shares includes options to acquire 396,663 ordinary shares that are currently exercisable or which will first become exercisable within 60 days. Mr. Beit-On also holds an additional 187,088 options to acquire ordinary shares. The exercise price of the options ranges between $6.875-$25.75 per share. The final expiration date of the options ranges from January 2006 to March 2013. Please refer also to "Item 7A: Major Shareholders" for additional information regarding shares which may be deemed to be beneficially owned by Mr. Beit-On

     (5) The number of ordinary shares includes options to acquire 48,925 ordinary shares that are currently exercisable or which will first become exercisable within 60 days. Mr. Zeevi also holds options to acquire an additional 47,075 ordinary shares. The exercise price of the options ranges between $6.875-$20.75 per share. The final expiration date of the options ranges from July 2009 to March 2013. Please refer also to "Item 7A: Major Shareholders" for additional information regarding shares which may be deemed to be beneficially owned by Mr. Zeevi.

     (6) The number of ordinary shares includes options to acquire 28,000 ordinary shares that are currently exercisable or which will first become exercisable within 60 days. Mr. Dovrat also holds options to acquire an additional 12,000 ordinary shares. The exercise price of the options ranges between $6.875-$18.375 per share. The final expiration date of the options ranges from July 2006 to January 2011. Please refer also to "Item 7A: Major Shareholders" for additional information regarding shares which may be deemed to be beneficially owned by Mr. Dovrat.

     (7) The number of ordinary shares includes options to acquire 28,000 ordinary shares that are currently exercisable or which will first become exercisable within 60 days. Mr. Bialkin also holds options to acquire an additional 12,000 ordinary shares. The exercise price of the options ranges between $6.875-$18.375 per share. The final expiration date of the options ranges from July 2006 to January 2011. The number of ordinary shares excludes 2,000 ordinary shares held by the Bialkin Family Foundation for which Mr. Bialkin disclaims beneficial ownership. In addition, Mr. Bialkin is involved with D Partners (BVI) L.P., an investment fund which holds 218,246 ordinary shares. Mr. Bialkin expressly disclaims beneficial ownership of such shares.

     (8) The number of ordinary shares also includes options to acquire 28,000 ordinary shares that are currently exercisable or which will first become exercisable within 60 days. The shares listed on the table include shares held by a number of trusts for the benefit of members of Mr. Cramer's family and other related entities. Mr. Cramer also holds options to acquire an additional 12,000 ordinary shares. The exercise price of the options ranges between $6.875-$18.375 per share. The final expiration date of the options ranges from July 2006 to January 2011. In addition, Mr. Cramer is involved with D Partners
(BVI) L.P., an investment fund which holds 218,246 ordinary shares. Mr. Cramer expressly disclaims beneficial ownership of such shares.

2. We have granted to our employees and officers options to purchase ordinary shares pursuant to our stock option plans. As of April 30, 2003, options to purchase 4,117,492 ordinary shares were outstanding and 257,331 ordinary shares were available for grants of additional options. The following is a description of certain provisions of our stock option plans.

     In August 1994, we adopted the Tecnomatix Technologies Ltd. 1994 Stock Option Plan (the "1994 Plan"). The 1994 Plan currently authorizes the grant of options to acquire up to 864,250 ordinary shares to employees, officers and directors. Options pursuant to the 1994 Plan are exercisable at an exercise price equal to the fair market value of the ordinary shares at the date of the grant. Pursuant to the 1994 Plan, a grantee is entitled to exercise 40% of the options granted to him after the second anniversary of the date of grant and an additional 30% after each of the third and fourth anniversaries of the date of grant. As of April 30, 2003, options to purchase 45,700 ordinary shares were outstanding pursuant to the 1994 Plan and no ordinary shares were available for grants of additional options

     In July 1996, we adopted the Tecnomatix Technologies Ltd. 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan currently authorizes the grant of options to acquire up to 3,840,706 ordinary shares to employees, officers and directors at a purchase price of 100% of the fair market value of the ordinary shares on the date of grant. Pursuant to the 1996 Plan, the vesting of options granted to a particular grantee is determined by our Compensation Committee, and in the absence of such determination, a grantee is entitled to exercise 40% of the options granted to him after the second anniversary of the date of grant and an additional 30% after each of the third and fourth anniversaries of the date of grant. As of April 30, 2003, options to purchase 3,267,250 ordinary shares were outstanding pursuant to the 1996 Plan, and 58,331 ordinary shares were available for grants of additional options.

     In July 1996, we adopted the 1996 Directors Stock Option Plan (the "Directors Plan"). The Directors Plan currently authorizes the grant of options to acquire up to 404,000 ordinary shares to directors. Under the Directors Plan, a grantee is entitled to exercise 20% of the options granted to him after the second anniversary of the date of grant, and an additional 20% of the options after each of the third to sixth anniversaries of the date of grant. Options granted pursuant to the Directors Plan expire on the earlier of the termination of the service of the director or the tenth anniversary of the date of grant. The Compensation Committee may change the vesting provisions of the Directors Plan. As of April 30, 2003, options to purchase 256,000 ordinary shares were outstanding pursuant to the Directors Plan and 128,000 ordinary shares were available for grants of additional options.

     In October 1998, our subsidiary, Tecnomatix Ltd. (previously named Robcad Technologies (1980) Ltd.) adopted the Robcad Technologies (1980) Ltd. Stock Option Plan (the "Robcad Plan"). The Robcad Plan currently authorizes the grant of options to acquire up to 49,175 ordinary shares of Tecnomatix Technologies to employees, officers and directors of Tecnomatix Ltd., its subsidiaries and affiliated companies. The vesting and expiration provisions of the Robcad Plan are similar to those of the 1996 Plan. As of April 30, 2003, options to purchase 36,125 ordinary shares were outstanding under the Robcad Plan and no ordinary shares were available for grants of additional options.

     In March 1999, we adopted the Performance Based Stock Option Plan, referred to as the Performance Plan in connection with the acquisition of our U.S. subsidiary, Tecnomatix Unicam. The Performance Plan provides for the grant of options to employees, officers and consultants to acquire up to 175,999 ordinary shares. All options vest seven years from the date of grant but vesting will accelerate if certain revenue and operating income goals are reached. Although the Performance Plan was designed for Unicam and Exaline employees and only such employees have received option grants pursuant to it, the Performance Plan may be used for other employees. As of April 30, 2003 options to purchase 153,417 ordinary shares were outstanding under the Performance Plan and no ordinary shares were available for additional grants of options.

     In December 2002 our Board of Directors approved the adoption of the Tecnomatix Technologies Ltd. 2003 Global Share Option Plan (the "2003 Plan"). The Board also authorized reductions in the number of shares available for future grants under the 1994 Plan, the 1996 Plan, the Directors Plan, the Robcad Plan and the Performance Plan and concurrent increases in the number of shares available for future grants under the 2003 Plan. Any such reductions and increases may be made by the Board from time to time. Pursuant to this resolution the number of ordinary shares subject to the 1994 Plan, the 1996 Plan, the Robcad Plan and the Performance Plan has been decreased by an aggregate of 430,000 ordinary shares and, accordingly, the number of ordinary shares subject to the 2003 Plan is currently 430,000. Officers, directors, employees and consultants of Tecnomatix and our subsidiaries are eligible to participate in the 2003 Plan. The Board of Directors and the Compensation Committee have broad discretion to determine the terms of grants of options under the 2003 Plan, including type, size, exercise price and vesting schedule. As of April 30, 2003, options to purchase 359,000 ordinary shares were outstanding under the 2003 Plan and 71,000 ordinary shares were available for additional grants of options.

     Currently, we utilize only the Directors Plan, the 1996 Plan and the 2003 Plan to grant options to our employees, officers and directors.

     In December 2000, we adopted the Tecnomatix Technologies Ltd. 2000 Employee Share Purchase Plan (the "Share Purchase Plan"), pursuant to which our employees and employees of certain of our subsidiaries may purchase up to 500,000 ordinary shares. Every six months, each employee is entitled to purchase ordinary shares for an amount of up to 10% of his or her salary at that period, but no more than 750 ordinary shares. The purchase price under the Share Purchase Plan is the lower of 85% of the price of the ordinary shares on Nasdaq on the beginning of such six-month period or 85% of the price of the ordinary shares on Nasdaq at the end of such six-month period. As of April 30, 2003, 350,358 ordinary shares have been purchased under the Share Purchase Plan and 149,642 ordinary shares remain available for future purchases.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A. MAJOR SHAREHOLDERS

     The following table sets forth, as of May 5, 2003, certain information with respect to the beneficial ownership of our ordinary shares held by each person known to us to beneficially own more than 5% of our outstanding ordinary shares. With respect to the holdings of Yozma Venture Capital Ltd., we have relied on reports filed by this entity with the Securities and Exchange Commission and on information provided to us supplementally by this entity. With respect to the holdings of Shlomo Dovrat, Avi Zeevi and Harel Beit-On we have relied both on reports filed by these persons with the Securities and Exchange Commission and on our records.


            IDENTITY OF PERSON OR GROUP       NUMBER OF ORDINARY SHARES       PERCENT OF CLASS (2)
                                                 BENEFICIALLY OWNED (1)
           Shlomo Dovrat (3).................            956,708                      8.75%

           Harel Beit-On (4)..................           909,279                      8.22%

           Yozma Venture Capital Ltd. (5)                700,345                      6.57%

           Avi Zeevi (6).......................          187,043                      1.75%

           Aharon Dovrat (7).................             98,000                      0.92%


     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

     (2) All percentages are calculated based on 10,664,206 issued and outstanding ordinary shares of Tecnomatix as of May 5, 2003. Such number excludes treasury stock and 850,000 ordinary shares held by a wholly owned subsidiary of Tecnomatix.

     (3) Shlomo Dovrat is a party to certain understandings with Avi Zeevi and Harel Beit-On and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Dovrat expressly disclaims beneficial ownership of such shares. In addition, Mr. Dovrat is a major shareholder and director of A. S. Dovrat Management Ltd., which provides advisory services to D. Partners (Israel) L.P. and D. Partners (BVI) L.P., investment funds which hold 117,517 ordinary shares and 218,246 ordinary shares, respectively. Mr. Dovrat is also a major shareholder of Dovrat & Co. Ltd., the parent company of the general partner of D. Partners (Israel) L.P. Mr. Dovrat expressly disclaims beneficial ownership of the 335,763 ordinary shares held by these investment funds.

     (4) Harel Beit-On is a party to certain understandings with Shlomo Dovrat and Avi Zeevi and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Beit-On expressly disclaims beneficial ownership of such shares.

     (5) Yozma Venture Capital Ltd. purchased 594,595 of these shares from SunGard Data Systems, Inc. in June 2001, as part of the sale of shares by SunGard described below.

     (6) Avi Zeevi is a party to certain understandings with Shlomo Dovrat and Harel Beit-On and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Zeevi expressly disclaims beneficial ownership of such shares.

     (7) Aharon Dovrat is a major shareholder and director of A. S. Dovrat Management Ltd., which provides advisory services, among others, to D. Partners (Israel) L.P. and D. Partners (BVI) L.P., investment funds which hold 117,517 ordinary shares and 218,246 ordinary shares, respectively. Mr. Dovrat is also a major shareholder of Dovrat & Co. Ltd., the parent company of the general partner of D. Partners (Israel) L.P. Mr. Dovrat expressly disclaims beneficial ownership of the 335,763 ordinary shares held by these investment funds. Pursuant to a power of attorney granted to Mr. Dovrat, he may exercise certain rights with respect to 108,108 ordinary shares held by Aldon Holding Ltd., and as a result he may be deemed to beneficially own such ordinary shares. Mr. Dovrat expressly disclaims beneficial ownership of such shares.

     As of May 5, 2003, there were 76 record holders of ordinary shares, of which 49 represented U.S. record holders owning an aggregate of approximately 86% of our outstanding ordinary shares.

     SunGard Data Systems, Inc., which was our largest shareholder (approximately 17%), sold, in a series of separate private transactions that closed on June 29, 2001, all of our shares held by it at a price per share of $9.25. Among the purchasers were Harel Beit-On, our Chairman of the Board and Chief Executive Officer, Shlomo Dovrat, Vice Chairman of our Board, other members of our Board, Yozma Venture Capital Ltd. and other parties affiliated with some of them, which in the aggregate purchased approximately 10.5% of our share capital.

     On January 1, 2003 Tecnomatix repurchased from Harel Beit-On, our Chairman of the Board and Chief Executive Officer, 110,000 ordinary shares, representing approximately 1% of our issued and outstanding ordinary shares. The shares were purchased for consideration of $843,700, representing a price per share of $7.67. See Item 7B "Related Party Transactions" for additional information regarding this transaction.

     The ordinary shares held by the shareholders described in this Section have the same voting rights as all of our other ordinary shares.

B. RELATED PARTY TRANSACTIONS

     In July of 1999 we entered into an agreement with A.T.L. Management Services Ltd. ("A.T.L."), a company in which Shlomo Dovrat, our Vice Chairman of the Board, Harel Beit-On, our Chairman of the Board and Chief Executive Officer, and Avi Zeevi, a member of our Board, each have beneficial interests. Until December 31, 2002 the agreement with A.T.L. provided for an annual management fee of $400,000 in consideration for strategic management and business and financial consulting services to be provided by A.T.L. As of January 1, 2003 the annual management fees were reduced to $300,000. In each of 2001 and 2002 we paid A.T.L. management fees in the amount of $400,000.

     In October 1998 and June 1999 we granted to Harel Beit-On, our Chairman of the Board and Chief Executive Officer, loans in an aggregate principal amount of $1,020,000. The loans, which bore interest at a rate of 6.8% per annum, matured as of December 31, 2002 and the outstanding amount of the loans including all accrued interest as of December 31, 2002 was $1,257,629.

     On December 31, 2002 and January 1, 2003 Mr. Beit-On repaid in cash $100,000 and $300,000, respectively, of the outstanding amount of these loans to us. In addition, as of January 1, 2003, we repurchased 110,000 of our ordinary shares from Mr. Beit-On for a total amount of $843,700, representing a price per share of $7.67, equal to the average closing price of the ordinary shares as quoted on the Nasdaq National Market during the three-month period prior to the date of the repurchase. The consideration was used to offset the outstanding balance of the loans. Due to the lower than anticipated price per share for the repurchase transaction, there was an outstanding balance left in the amount of $13,929 that was repaid to us by Mr. Beit-On. The cash repayment of the loan was funded also by using the net proceeds of a compensatory retention bonus in the gross amount of $300,000 paid to Mr. Beit-On in connection with his commitment to continue serving the Company as either Chief Executive Officer or Chairman until December 31, 2005. In the event that the Mr. Beit-On terminates his service to the company, he shall be required to return to the company one third of the compensatory retention bonus for each year in which he failed to provide a full year of service.

     In March and April 2001 we provided to Amir Livne, our Executive Vice President of Business Development and Strategy, loans denominated in NIS aggregating $100,000. The loans were provided to Mr. Livne pursuant to a Letter of Agreement entered into in January 2001, as subsequently amended. The loans are linked to the Israeli consumer price index and bear interest at the rate provided for pursuant to the regulations promulgated under the Israeli Tax Ordinance, from time to time. The loans (principal and accrued interest thereon) are forgiven ratably over a three-year period. Any taxes applicable to the forgiven loans will be borne by Mr. Livne. In the event that Mr. Livne terminates his employment with us at specified periods during the term of the loans, or in the event that we terminate his employment for reasons other than breach of a material obligation under his employment agreement at specified periods during the term of the loans, he will be required to repay to us certain amounts of the principal of the loans and any accrued interest thereon, provided that in the latter event we will bear all taxes associated with the forgiven portion of the loans. As of December 31, 2002 an amount of $67,987 (principal and accrued interest) of the loan has been forgiven and a balance of $33,995 remains outstanding. As of May 31, 2003, the outstanding balance of the loan was $35,869.

C. INTEREST OF EXPERT AND COUNSEL - NOT APPLICABLE.


ITEM 8. FINANCIAL INFORMATION


A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our consolidated audited financial statements are included in this annual report in "Item 18: Financial Statements" and incorporated herein by this reference.

     We are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

     We have never paid dividends on our ordinary shares. We intend to retain future earning for use in our business and do not presently anticipate paying dividends in the foreseeable future. Our future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing including our results of operations, financial conditions, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

B. SIGNIFICANT CHANGES

     Except for the events described in this Item 8B, since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred.

     In April 2003 we obtained a credit line in the amount of $25,000,000 from Bank Hapoalim. See Item 5 "Operating and Financial Review and
Prospects--Liquidity and Capital Resources" and Item 10C "Material Contracts" for further information regarding the credit line.

     In the first quarter of 2003 we initiated a cost reduction plan, similar to plans we effected in 2001 and 2002, aimed at reducing excess personnel and capacity costs in order to further reduce the level of our operating expenses. As a result of such plan, we recorded a charge in the first quarter of 2003 for restructuring costs and asset impairment in a total amount of $1,487,000. The plan included mainly the discharge of employees. Charges relating to the termination of these employees represent severance and benefits expenses in the amount of $897,000 and legal fees in the amount of $185,000 incurred in connection with the layoff process. The reduction in headcount resulted in the utilization of less office space and office equipment in certain of our offices around the world. Consequently, we also recorded costs in connection with payments required under lease contracts and write-down of office equipment for which no alternative use has been found, in the amount of $199,000 and $206,000, respectively.

     In the first quarter of 2003 we repurchased $5,783,000 principal value of our 5.25% convertible notes for an aggregate amount of $5,490,000.

ITEM 9. THE OFFER AND LISTING

     A. The following table lists the high and low reported closing prices of our ordinary shares on the Nasdaq National Market for the periods indicated:

PERIOD                                          HIGH       LOW
LAST FIVE YEARS:
1998..............................              $39.00     $7.56
1999..............................              $32.25    $11.62
2000..............................              $48.62     $4.06
2001..............................              $14.30     $3.56
2002..............................              $15.44     $7.10
LAST TEN QUARTERS:
First Quarter 2001...............                $7.56     $3.75
Second Quarter 2001...........                   $9.41     $3.56
Third Quarter 2001.............                  $14.3     $8.45
Fourth Quarter 2001............                 $14.25     $8.65
First Quarter 2002..............                $15.44    $13.00
Second Quarter 2002...........                  $13.45     $8.40
Third Quarter 2002.............                  $9.68     $7.20
Fourth Quarter 2002............                  $8.83     $7.10
First Quarter 2003..............                 $8.47     $6.69
Second Quarter                                   $8.28     $6.30
(through May 27, 2003).......
LAST SIX MONTHS:
December 2002.................                   $8.83     $7.18
January 2003....................                 $8.47     $8.00
February 2003..................                  $8.01     $6.75
March 2003.....................                  $6.99     $6.69
April 2003.......................                $7.29     $6.30
May 2003..........................               $9.30     $6.95
June 2003 (through June 17, 2003)......         $10.20     $9.17


     On June 17, 2003, the last reported closing price of the ordinary shares on the Nasdaq National Market was $10.20 per share.

B. Our $97,750,000 principal amount of 5.25% Convertible Subordinated Notes due in August 2004 were registered under the Securities Act of 1933, as amended, and have been designated for trading in Nasdaq's Private Offerings, Resale and Trading through Automated Linkage Market. The notes are not otherwise listed on any securities exchange and are not included in any automated inter-dealer quotation system. As of December 31, 2002, we had repurchased an aggregate principal amount of $60,322,000 of these notes.

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

     Our articles provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of ordinary shares representing more than 50% of the voting power in our company have the power to elect all directors. However, our directors (other than external directors, who are appointed pursuant to the provisions of the Companies Law) are apportioned into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2003, (b) another class to hold office until our annual meeting of shareholders to be held in 2004 and
(c) a third class to hold office until our annual meeting of shareholders to be held in 2005.

     We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls upon shareholders in respect of any sum which has not been paid up in respect of any shares held by those shareholders.

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

     The Companies Law also requires a shareholder to act in good faith towards a company in which he holds shares and towards other shareholders and to refrain from abusing his power in the company, including in connection with voting at a shareholders' meeting on:

     o Any amendment to the articles of association;

     o An increase in the company's authorized capital;

     o A merger; or

     o Approval of some of the acts and transactions which require shareholder approval.

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

MODIFICATIONS OF SHARE RIGHTS

     Under our articles of association, the rights attached to any class may be varied by adoption of the necessary amendment of the articles, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the shareholders present at the meeting, in person or by proxy, with the right to vote on the issue approve the change. Our articles differ from the Companies Law in this respect, as under the law changes in the rights of shareholders require the consent of a majority of the voting power of the affected class represented at the meeting and voting on the change. In addition, our articles require for quorum at a meeting of a particular class of shares, the presence of one shareholder holding at least 75% of the shares of that class. However, the Companies Law requires for quorum the presence of two shareholders holding at least 25% of the voting power in the specific class. Our articles also require, in order to amend the articles, the approval of the holders of at least 75% of the shareholders present at a meeting, in person or by proxy, with the right to vote on the issue. However, the Companies Law requires only the consent of a majority of the voting power of the company represented at a meeting and voting on the change for amendment of articles of association.

SHAREHOLDERS MEETINGS AND RESOLUTIONS

     We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Extraordinary general meetings may be called by our board whenever it sees fit, at such time and place, within or without the State of Israel, as it may be determined. In addition, the Companies Law provides that the board of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company's board of directors or
(b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company, or (ii) five percent of the voting power in the company.

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

MERGERS AND ACQUISITIONS; ANTI-TAKEOVER PROVISIONS

     The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of 75% of the company's shares, present and voting on the proposed merger at a shareholders' meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party or otherwise affiliated with such other party are excluded from the vote.

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

     If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company that acquisition must be made by means of a tender offer for all of the target company's shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

     Our articles contain provisions which could delay, defer or prevent a change in our control. These provisions include the staggered board provisions of our articles described above under the caption "Rights, preferences and restrictions upon shares." Our articles provide that the staggered board provision cannot be amended without approval of the greater of (a) holders of at least 75% of the voting power represented at a shareholders meeting and voting on any such amendment, or (b) holders of a majority of the outstanding voting power of all shares of our company.

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

C. MATERIAL CONTRACTS


LEASE AGREEMENT

     On June 1, 2003, Tecnomatix Ltd., our wholly owned Israeli subsidiary, entered into a lease agreement with Intergama Assets (1961) Ltd. pursuant to which it leased approximately 30,000 square feet at the site of our current corporate headquarters located in an office building in Herzliya, Israel. We will continue to use the space in this buliding for our corporate headquarters, research and development, marketing and administrative facilities. The term of the lease is for five years expiring on September 30, 2007. The annual rent (including maintenance fees) for the premises is $456,492. Of this amount, the maintenance fees for the premises and the rent for the parking space are linked to the Israeli consumer price index. Under the agreement, Tecnomatix Ltd. has an option, effective from January 1, 2004 and expiring on December 31, 2004, to lease additional space in the building and a right of first refusal with respect to certain other space in the building. The parties agreed that the lessor will make certain improvements in the premises on its own expense. In addition, Tecnomatix may make certain agreed upon renovations of the premises at the expense of the lessor, in which case the rent for the office space will be adjusted and the total annual rent may be increased up to $537,102. Tecnomatix Ltd. may not transfer its rights under the agreement or sublease the premises in whole or in part to any third parties without the prior written consent of the lessor except that it may: (i) sublease the premises to us or one of our subsidiaries in which our holdings exceed 50%, and (ii) transfer its rights under the agreement to us if the transaction of the transfer of certain assets from us to Tecnomatix Ltd. will not be approved and consented to by the pertinent governmental authorities and third parties.

CREDIT LINE

     In April 2003, we signed a letter of intent with Bank Hapoalim B.M. under which Hapoalim will provide us with a credit line in an aggregate principal amount of $25,000,000. The credit line is evidenced by the letter of intent as well as a debenture and other definitive credit documentation. We may draw amounts under the credit line until June 30, 2003. To date we have not withdrawn any amounts under the credit line. Loans under this credit line will bear interest at a rate equal to the three-month LIBOR rate at the time of a draw plus a spread to be agreed to by us and Hapoalim prior to each draw. We may, but are not required to, use this credit line to refinance our 5.25% convertible notes, thereby reducing payable interest and generating capital gains from repurchase of the notes. The credit line matures four years after withdrawal. Unless we take advantage of our right of prepayment of the credit, the repayment of an amount of $10,000,000 under the line of credit is required to be made in equal quarterly payments, commencing 15 months after withdrawal, and repayment of the remaining amounts under the line of credit, if withdrawn, is required to be made upon the maturity of the line of credit or the earlier maturity of certain bonds deposited with Hapoalim to secure repayment.

     In connection with the credit line we agreed to create a floating charge over our assets and the assets of our Israeli subsidiary, Tecnomatix Ltd., in favor of Hapoalim, to create a fixed charge over certain bonds and cash deposits, and to maintain certain financial ratios which include (a) a covenant to maintain certain levels of cash, cash equivalents, bonds and deposits, as long as the credit line is outstanding with such level being initially $30,000,000 and gradually decreasing as we progress with repayment of the credit line; (b) commencing with the last quarter of 2003, an average quarterly EBITDA of at least $1,000,000 in the preceding three quarters; (c) a ratio of shareholders equity to total assets of not less than 40% and an amount of shareholders equity of not less than $33,000,000, and (d) a ratio of current assets to current liabilities (excluding amounts due under our convertible notes and excluding then current maturities under the credit line) of at least 1.5. Our 5.25% convertible notes will be effectively subordinated to any obligations arising under the credit line to the extent of the value of the assets that may from time to time be subject to the floating charge and the fixed charge.

     The credit line documentation contains representations and warranties, covenants, conditions and events of default that are customary for similar financings in Israel. Those covenants include the financial covenants described above, covenants regarding the use, maintenance and transfer of the assets that may from time to time be subject to the floating charge, restrictions on repayment of shareholder indebtedness (excluding payments made pursuant to the repurchase or repayment of our 5.25% convertible notes), future pledges, mergers, acquisitions, consolidations and other reorganizations.

     Events of default under the debenture include (a) failure to pay principal, interest, fees or other amounts under the credit line when due; (b) violation of covenants that is not cured within 30 days; (c) failure of any representation or warranty to be true and that is not cured within 30 days; (d) appointment of a receiver or the occurrence of other enforcement actions in respect of any of the assets that may from time to time be subject to the floating charge, provided that such assets are equal in value to at least $500,000; (e) certain events of bankruptcy; (f) cessation of our business for at least 60 days; (g) other material events that may materially impair our financial status in relation to our status prior to any such events; or (h) a change of control. The debenture defines a change of control as the acquisition by any person who does not hold 5% or more of our outstanding ordinary shares as of the date of the debenture (other than a shareholder that is a member of our board of directors as of such date or is a direct or indirect affiliate of any such director) of more than 30% of our outstanding ordinary shares. However, such event would not be a change of control if, at the time that any such person acquires 30% or more of our outstanding ordinary shares, the aggregate amount of our outstanding ordinary shares held by all persons that are either members of our board of directors at such time, were members of our board of directors as of the date of the debenture or are entities affiliated directly or indirectly with any such persons, exceeds the number of ordinary shares held by the person who acquired 30% or more of our outstanding ordinary shares.

SHARE REPURCHASE AND BUY-BACK AGREEMENT

     On January 1, 2003 we entered into a Repurchase and Buy-Back Agreement with Harel Beit-On, our Chairman of the Board and Chief Executive Officer, pursuant to which we repurchased from Mr. Beit-On 110,000 of our ordinary shares, representing approximately 1% of our issued and outstanding ordinary shares. The shares were purchased for consideration of $843,700, representing a price per share of $7.67, equal to the average closing price of the ordinary shares as quoted on the Nasdaq National Market during the three-month period prior to the date of the repurchase. The consideration was used to offset the portions of the outstanding balance of the loans provided by us to Mr. Beit-On.

LOAN AGREEMENT

     Pursuant to letter of agreement dated January 16, 2001, as amended on January 23, 2003 between us and Amir Livne, our Executive Vice President of Business Development and Strategy, we provided to Mr. Livne in March and April 2001 loans denominated in NIS aggregating $100,000. The loans are linked to the Israeli consumer price index and bear interest at the rate provided for pursuant to the regulations promulgated under the Israeli Tax Ordinance from time to time. The loans (principal and accrued interest thereon) are forgiven ratably over a three-year period. Any taxes applicable to the forgiven loans will be borne by Mr. Livne. In the event that Mr. Livne terminates his employment with us at specified periods during the term of the loans, or in the event that we terminate his employment for reasons other than breach of a material obligation under his employment agreement at specified periods during the term of the loans, he will be required to repay to us certain amounts of the principal of the loans and any accrued interest thereon, provided that in the latter event we will bear all taxes associated with the forgiven portion of the loans instead of Mr. Livne. As of December 31, 2002 an amount of $67,987 (principal and accrued interest) of the loan has been forgiven and a balance of $33,995 remains outstanding. As of May 31, 2003, the outstanding balance of the loan was $35,869.

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

CORPORATE TAX

     The general corporate tax rate in Israel is currently 36%, although the tax rate on capital gains was lowered to 25% on January 1, 2003. However, the effective tax rate payable by a company, which like us, derives income from an "Approved Enterprise", may be considerably less. See "-Law for the Encouragement of Capital Investments, 1959" below.

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

TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax (Inflationary Adjustment) Law, 1985, attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the Inflationary Adjustments law provides significant tax deductions and adjustments to depreciation methods and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Our and our Israeli subsidiaries' taxable income is determined under this law.

CAPITAL GAINS TAX

     Pursuant to recent changes in Israeli tax law, capital gain from the sale of our ordinary shares will generally be subject to 15% Israeli capital gains tax effective January 1, 2003, as long as we qualify as an "Industrial Company" and our ordinary shares are quoted on Nasdaq. Although we intend to maintain our status as an Industrial Company and the quotation of our ordinary shares on Nasdaq, there can be no assurance that our intention will be carried out and, consequently, that the 15% Israeli capital gains tax will continue to apply. However, as of January 1, 2003 nonresidents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as
(a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder's permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance.

     In addition, pursuant to the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the "Tax Treaty"), gains derived from the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim the benefits afforded to U.S. residents under the Tax Treaty ("Treaty U.S. Resident"), would not be subject to Israeli capital gains tax, unless such Treaty U.S. Resident owned, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the 12-month period preceding such sale, exchange or disposition.

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

DIVIDEND DISTRIBUTIONS

     To the extent paid out of our current or accumulated earnings and profits as determined under Untied States federal income tax principles, a distribution made with respect to the ordinary shares (including the amount of any Israeli withholding tax thereon) will be includible for United States federal income tax purposes in the income of a U.S. Holder as a taxable dividend. To the extent that such distribution exceeds our earnings and profits and provided that we were not a PFIC as to such U.S. Holder, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in the ordinary shares and thereafter as taxable capital gain. Dividends paid by us will not generally be eligible for the dividends-received deduction allowed to corporations under the Code. Dividends paid in a currency other than the U.S. dollar will be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date of receipt. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

     If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held ordinary shares and such holder failed to make either a "QEF election" or a "mark-to-market election" (as described below):

     o gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain dividends on, ordinary shares would be taxable as ordinary income;

     o the U.S. Holder would be required to allocate such dividend income and/or disposition gain ratably over such holder's entire holding period for such ordinary shares;

     o the amount allocated to each year other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as applicable, and an interest charge would be imposed with respect to the resulting tax liability;

     o the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, and gain recognized on dispositions of, ordinary shares; and

     o any U.S. Holder that acquired ordinary shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent's tax basis, if lower.

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

     In the event that we are deemed to be a PFIC for any taxable year, if a U.S. Holder makes a valid QEF election with respect to ordinary shares:

     o the U.S. Holder would be required for each taxable year for which we are a PFIC to include in income such holder's pro rata share of our (i) net ordinary earnings as ordinary income and (ii) net capital gain as long-term capital gain, in each case computed under United States federal income tax principles, even if such earnings or gains have not been distributed, unless the shareholder makes an election to defer this tax liability and pays an interest charge;

     o the U.S. Holder would not be required under these rules to include any amount in income for any taxable year during which we do not have net ordinary earnings or capital gain; and

     o the U.S. Holder would not be required under these rules to include any amount in income for any taxable year for which we are not a PFIC.

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

F. DIVIDENDS AND PAYING AGENTS - NOT APPLICABLE.


G. STATEMENT BY EXPERTS - NOT APPLICABLE.


H. DOCUMENTS ON DISPLAY

     We are currently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located a Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and the Commission's regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the registration statement or other filings may be obtained from these offices after payment of fees required by the Commission. Please call the Commission at 1-800-SEC-0330 for further information. The Exchange Act file number for our Securities and Exchange Commission filing is 0-21222. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

     As a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to our shareholders. In addition, we, our directors, and our officers are also exempt from the shortswing profit recovery and disclosure regime of Section 16 of the Exchange Act.

     All documents referenced herein concerning us are archived and may also be inspected at our head offices located at 16 Hagalim Avenue, Herzliya, Israel. Information about us is also available on our website at http://www.tecnomatix.com. Such information is not part of this annual report.

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

FOREIGN CURRENCY RISK

     Revenues generated and costs incurred outside the U.S. are generally denominated in local non-dollar currencies. In 2000, 2001 and 2002, 70%, 71% and 70% of our revenues, respectively, were denominated in non-dollar currencies. Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. Thus, an increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in such currency, and a decrease in the value of such currency relative to the dollar will decrease the dollar reporting value for such transactions. This effect on the dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our costs.

     From time to time we enter into foreign currency exchange contracts to hedge existing non-dollar assets and customer firm purchase commitments. The use of such contracts allows us to reduce our exposure to exchange rate fluctuations since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. As of December 31, 2002, we had purchased currency option contracts to sell up to $4,254,000 for a total amount of NIS 19,950,000 that matured on several dates ending March 31, 2003. These option contracts did not have a material effect on our financial results in the first quarter of 2003.

     Since the date of our 2002 financial statements we have entered into "cylinder" foreign currency transactions pursuant to which we entered into currency put option contracts to sell up to $8,741,000 for a total amount of NIS 42,000,000 that mature on several dates ending September 30, 2003 in exchange for writing currency call option contracts to buy up to $8,104,000 for a total amount of NIS 42,000,000.

INTEREST RATE RISK

     Our exposure to market risk with respect to changes in interest rates relates primarily to our short and long-term investments.

     Our short-term investments consist of corporate marketable debt securities. Our long-term investments consist of Israeli Government, U.S. Governmental agencies and corporate marketable debt securities. The interest rate on $3,110,000 of our long-term investments, which we refer to in the table below as "Range Notes," during the term of the bonds depends on the three-month or six-month LIBOR interest rate. The interest on $1,610,000 of our Range Notes is not payable in the event the six-month LIBOR interest rate is equal to 0% or above 3%, increasing annually to 7% over the maturity period. The interest on $1,500,000 of our Range Notes is not payable in the event the three-month LIBOR interest rate is equal to 0% or above 4%, increasing annually to 7% over the maturity period.

     The table below presents the interest amounts payable in the event that the three-month or six-month LIBOR interest rate is between 3%-7% during the following periods:

                                                          INTEREST PAYABLE TO TECNOMATIX ON RANGE NOTES(1)
                                                                     (U.S DOLLARS IN THOUSANDS)
THREE-MONTH OR SIX-MONTH LIBOR          2003       2004        2005      2006     2007     THEREAFTER(2)      TOTAL
INTEREST-RATE

3%...............................        $151      $240        $240      $240     $208     $627     $1,706
4%...............................        $80       $122        $240      $240     $208     $627     $1,517
5%...............................        $73        $73        $119      $240     $208     $627     $1,340
6%...............................        $73        $73         $82      $122     $208     $627     $1,185
7%...............................          -          -          -         -        -        -          -

(1) The issuer of the U.S. dollar Range Notes may call the Range Notes prior to maturity.
(2) Aggregate payable interest until maturity.

     The fair value of our short-term investments is based on their market value as of December 31, 2002. The table below presents the fair value amounts and related weighted average rates by date of maturity for our short-term investments:

                                                                            MATURITY DATE
                                                                     (U.S DOLLARS IN THOUSANDS)
MARKETABLE DEBT SECURITIES:             2003       2004     2005       2006     2007    THEREAFTER    TOTAL
U.S. dollar  debt securities
Fixed Interest Rate................       -          -      $5,981        -        -            -     $5,981
Weighted Average
Interest Rate (1)..................       -          -       5.20%       -        -            -       5.20%


(1) Based upon the principal yield to maturity of the debt securities.

     The long-term investments are presented in our financial statements as "held to maturity" securities according to SFAS 115. The table below presents the book value amounts and related weighted average rates by date of maturity for our long-term investments:

                                                                          MATURITY DATE
                                                                    (U.S DOLLARS IN THOUSANDS)
HELD TO MATURITY DEBT SECURITIES:      2003       2004      2005       2006      2007    THEREAFTER      TOTAL
U.S. dollar debt securities
Fixed Interest Rate.................  $1,106    $5,400    $12,761     $2,583      $512          -       $22,362
Weighted Average
Interest Rate(1)....................   3.29%     4.96%      5.24%      5.47%     4.86%          -         5.09%
U.S. dollar debt securities
Range Notes.........................      -         -          -          -     $1,500      $1,610       $3,110
Weighted Average
Interest Rate (2)...................      -         -          -          -      7.41%       8.00%        7.72%

(1) The issuer of the U.S. dollar Range Notes may call the Range Notes prior to their maturity date.
(2) Based upon the principal yield to maturity of the debt securities.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES - NOT APPLICABLE.


                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES - NOT APPLICABLE.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS - NOT APPLICABLE.


ITEM 15. CONTROLS AND PROCEDURES

     During the 90 day period prior to the filing of this annual report, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Following that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that based on the evaluation, the design and operation of our disclosure controls and procedures were effective at that time. Since the evaluation, there have been no significant changes in our internal controls or in factors that could significantly affect internal controls, including, because we have not identified any significant deficiencies or material weaknesses in our internal controls, any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
              - NOT YET APPLICABLE.


ITEM 16B.     CODE OF ETHICS
              - NOT YET APPLICABLE.

                                    PART III


ITEM 17. FINANCIAL STATEMENTS - NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS

1. Financial Statements.

2. Report of Independent Public Accountants of Tecnomatix Technologies, Inc.

ITEM 19. EXHIBITS

1. Articles of Association (incorporated by reference to Exhibit 1 to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

4(b) (1) An English translation of the Hebrew original which is the official version of the Letter of Intent dated April 27, 2003 among Bank Hapoalim, Tecnomatix Technologies Ltd. and Tecnomatix Ltd.

          (2) An English translation of the Hebrew original which is the official version of the Debenture between Tecnomatix Technologies Ltd. and Bank Hapoalim B.M.

          (3) Share Purchase and Buy Back Agreement dated January 1, 2003 between Tecnomatix Technologies Ltd. and Harel Beit-On, Chairman of the Board of Directors and Chief Executive Officer.

          (4) Amendment to Letter of Agreement dated January 23, 2002 between Tecnomatix Technologies Ltd. and Amir Livne, Executive Vice President of Business Development and Strategy.

          (5) An English translation of the Hebrew original which is the official version of the Lease Agreement dated June 1, 2003 between Tecnomatix Technologies Ltd. and Intergama Assets (1961) Ltd. and exhibits thereto.

4(c) (1) Tecnomatix Technologies Ltd. 1994 Stock Option Plan (incorporated by reference to Exhibit 10.8 to Tecnomatix's registration statement on Form F-1 (File No. 333-3540)).

          (2) Tecnomatix Technologies Ltd. 1996 Stock Option Plan (incorporated by reference to Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

          (3) 1996 Directors Stock Option Plan (incorporated by reference to
          Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

          (4) Robcad Technologies (1980) Ltd. Stock Option Plan (incorporated by reference to Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

          (5) Performance Based Stock Option Plan (incorporated by reference to
          Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

          (6) Tecnomatix Technologies Ltd. 2000 Employee Share Purchase Plan (incorporated by reference to Exhibit 4(c) to Tecnomatix's Annual Report on Form 20-F for the year ended December 31, 2000).

          (7) Tecnomatix Technologies Ltd. 2003 Global Share Option Plan and U.S. and Israel Appendixes.

8.        List of subsidiaries.

23.       (1) Consent of Independent Public Accountants.

          (2) Consent of Independent Public Accountants of Tecnomatix Technologies, Inc.

99.1 Chief Executive Officer's Certification Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2 Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TECNOMATIX TECHNOLOGIES LTD.


By: /S/ Harel Beit-On
    __________________________________ *
    Harel Beit-On
    Chairman of the Board of Directors
    and Chief Executive Officer



Dated: June 20, 2003

                            CERTIFICATION PURSUANT TO
                SECTION 302(A) OF THE SARBANES-OXLEY ACT OF 2002

I, Harel Beit-On, certify that:

1. I have reviewed this annual report on Form 20-F of Tecnomatix Technologies Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 20, 2003

/S/ Harel Beit-On       *
_______________________
Harel Beit-On
Chief Executive Officer

*The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                            CERTIFICATION PURSUANT TO
                SECTION 302(A) OF THE SARBANES-OXLEY ACT OF 2002

I, Oren Steinberg, certify that:

1. I have reviewed this annual report on Form 20-F of Tecnomatix Technologies Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June  20, 2003

/S/ Oren Steinberg
________________________ *
Oren Steinberg
Chief Financial Officer

*The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.

                                  EXHIBIT INDEX


4(b) (1) An English translation of the Hebrew original which is the official version of the Letter of Intent dated April 27, 2003 among Bank Hapoalim, Tecnomatix Technologies Ltd. and Tecnomatix Ltd.
     (2) An English translation of the Hebrew original which is the official version of the Debenture between Tecnomatix Technologies Ltd. and Bank Hapoalim B.M.
     (3) Share Purchase and Buy Back Agreement dated January 1, 2003 between Tecnomatix Technologies Ltd. and Harel Beit-On, Chairman of the Board of Directors and Chief Executive Officer.
     (4) Amendment to Letter of Agreement dated January 23, 2002 between Tecnomatix Technologies Ltd. and Amir Livne, Executive Vice President of Business Development and Strategy.
     (5) An English translation of the Hebrew original which is the official version of the Lease Agreement dated June 1, 2003 between Tecnomatix Technologies Ltd. and Intergama Assets (1961) Ltd. and exhibits thereto.
4(c) (7) Tecnomatix Technologies Ltd. 2003 Global Share Option Plan and U.S. and
     Israel Appendixes.
8.   List of subsidiaries.
23.  (1) Consent of Independent Public Accountants.
     (2) Consent of Independent Public Accountants of Tecnomatix Technologies, Inc.
99.1 Chief Executive Officer's Certification Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2 Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                          TECNOMATIX TECHNOLOGIES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     2

CONSOLIDATED FINANCIAL STATEMENTS:

  BALANCE SHEETS
  as of December 31, 2002 and 2001                                           3

  STATEMENTS OF OPERATIONS
  for the years ended December 31, 2002, 2001 and 2000                       5

  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
  for the years ended December 31, 2002, 2001 and 2000                       6

  STATEMENTS OF CASH FLOWS
  for the years ended December 31, 2002, 2001 and 2000                       7

  NOTES TO FINANCIAL STATEMENTS                                              9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF
TECNOMATIX TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Tecnomatix Technologies Ltd. ("the Company") and its subsidiaries at December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 20% of total consolidated assets at December 31, 2002 and 2001, and whose revenues constitute approximately 33%, 32%, and 33% of consolidated total revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for the abovementioned subsidiaries, is based solely on the report of those other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors referred to above provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors as stated above, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2002 and 2001 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

By:  /s/ BRIGHTMAN ALMAGOR & CO.
--------------------------------
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
February 12, 2003

                          TECNOMATIX TECHNOLOGIES LTD.

                           CONSOLIDATED BALANCE SHEETS

                           (U.S. DOLLARS IN THOUSANDS)

                                                                  DECEMBER 31,
                                                              --------------------
                                                               2 0 0 2    2 0 0 1
                                                              ---------  ---------
 ASSETS
CURRENT ASSETS
 Cash and cash equivalents ...............................    $  10,466  $  21,670
 Short-term investments (Note 4) .........................        5,981     29,515
 Accounts receivable, net of allowance for
  doubtful accounts of $ 2,091 and $ 2,000, respectively..       27,671     23,110
 Due from related parties ................................          695        417
 Other receivables and prepaid expenses (Note 15) ........        5,212      5,988
                                                              ---------  ---------
      Total current assets ...............................       50,025     80,700

NON-CURRENT RECEIVABLES (Note 15) ........................          915        808
                                                              ---------  ---------

LONG-TERM INVESTMENTS (Note 5) ...........................       25,472        457
                                                              ---------  ---------

PROPERTY AND EQUIPMENT (Note 6)
 Cost ....................................................       29,203     26,504
 Less - accumulated depreciation .........................       23,095     19,145
                                                              ---------  ---------
                                                                  6,108      7,359
                                                              ---------  ---------

ACQUIRED INTANGIBLES, NET (Note 7) .......................       17,210     17,604
                                                              ---------  ---------

OTHER ASSETS, NET (Note 8) ...............................       16,613     16,451
                                                              ---------  ---------

  Total assets ...........................................    $ 116,343  $ 123,379
                                                              =========  =========

                          TECNOMATIX TECHNOLOGIES LTD.

                           CONSOLIDATED BALANCE SHEETS

                           (U.S. DOLLARS IN THOUSANDS)

                                                          DECEMBER 31,
                                                      ====================
                                                       2 0 0 2    2 0 0 1
                                                      =========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Short-term loans (Note 15) ........................  $       -  $     687
 Accounts payable ..................................      2,950      2,267
 Other payables and accrued expenses (Note 15) .....     14,956     15,214
 Deferred revenue ..................................      4,659      4,774
                                                      ---------  ---------
       Total current liabilities ...................     22,565     22,942

Allowance for losses of affiliated company (Note 15)        526         95
                                                      ---------  ---------

ACCRUED SEVERANCE PAY, NET (Note 10) ...............        907        681
                                                      ---------  ---------

5 1/4% CONVERTIBLE SUBORDINATED NOTES (Note 9) .....     37,428     43,765
                                                      ---------  ---------

MINORITY INTEREST ..................................          -          3
                                                      ---------  ---------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12)
 Share capital:
 Ordinary shares of NIS 0.01 par value
  (Authorized - 20,000,000 shares, issued and
  outstanding - 11,575,706 and 11,356,258 at
  December 31, 2002 and 2001, respectively) ........         40         39
 Additional paid-in capital ........................     71,948     70,311
 Loans granted to purchase shares ..................     (1,158)    (1,213)
 Accumulated other comprehensive income (loss):
  Foreign currency translation adjustment .........      (4,083)    (4,237)

  Unrealized losses on marketable securities ......        (263)      (270)
 Retained earnings .................................      1,633      4,463
                                                      ---------  ---------
                                                         68,117     69,093
 Treasury stock, at cost; 850,000 shares
  at December 31, 2002 and 2001 ....................    (13,200)   (13,200)
                                                      ---------  ---------
                                                         54,917     55,893
                                                      ---------  ---------

 Total liabilities and shareholders' equity.........  $ 116,343  $ 123,379
                                                      =========  =========

    The accompanying notes are an integral part of the consolidated financial statements.

                          TECNOMATIX TECHNOLOGIES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                         YEAR ENDED DECEMBER 31,
                                                               ===========================================
                                                                 2 0 0 2         2 0 0 1         2 0 0 0
                                                               ===========     ===========     ===========

REVENUES (Notes 2 and 16):
 Software license fees ....................................    $    36,385     $    42,316     $    51,699
 Services .................................................         45,620          44,584          37,319
                                                               -----------     -----------     -----------
Total revenues ............................................         82,005          86,900          89,018

COSTS AND EXPENSES:
 Cost of software license fees ............................          8,062           7,851           5,764
 Cost of services .........................................         15,005          15,268          13,354
 Amortization of acquired intangibles .....................          2,491           7,758           7,801
 Research and development, net (Note 16) ..................         14,812          19,216          20,748
 Selling and marketing ....................................         36,887          44,624          50,737
 General and administrative ...............................          5,013           4,855           6,037
 Write-off of long-term investment (Note 5) ...............            457              --              --
 Restructuring and asset impairment (Note 16) .............            651           1,843              --
 Impairment of software acquired (Note 16) ................            375              --              --
 In-process research and development
  and acquisition costs (Note 3) ..........................              -              --           5,250
                                                               -----------     -----------     -----------
TOTAL COSTS AND EXPENSES ..................................         83,753         101,415         109,691

                                                               -----------     -----------     -----------
 OPERATING LOSS ...........................................         (1,748)        (14,515)        (20,673)
Financial income (expense), net (Note 16) .................           (799)          1,191           1,348
                                                               -----------     -----------     -----------
LOSS BEFORE TAXES ON INCOME ...............................         (2,547)        (13,324)        (19,325)
Taxes on income (Note 13) .................................            148             (54)           (505)
                                                               -----------     -----------     -----------
 LOSS AFTER TAXES ON INCOME ...............................         (2,399)        (13,378)        (19,830)
Company's share in loss of affiliated company .............           (431)           (532)           (131)
Minority interest in net loss of subsidiary ...............             --              --               2
                                                               -----------     -----------     -----------

 NET LOSS .................................................    $    (2,830)    $   (13,910)    $   (19,959)
                                                               ===========     ===========     ===========

Loss per ordinary share
  Basic:
   Net loss ...............................................    $     (0.27)    $     (1.35)    $     (1.95)
                                                               ===========     ===========     ===========

  Diluted:
   Net loss ...............................................    $     (0.27)    $     (1.35)    $     (1.95)
                                                               ===========     ===========     ===========
Shares used in computing loss
 per ordinary share:
  Basic ...................................................     10,607,140      10,366,125      10,224,737
                                                               ===========     ===========     ===========

  Diluted .................................................     10,607,140      10,366,125      10,224,737
                                                               ===========     ===========     ===========

    The accompanying notes are an integral part of the consolidated financial statements.

                          TECNOMATIX TECHNOLOGIES LTD.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                 OTHER COMPREHENSIVE
                                                                                        INCOME
                                                        NUMBER OF
                                                        ORDINARY                                         LOANS          FOREIGN
                                                         SHARES                        ADDITIONAL      GRANTED TO       CURRENCY
                                                        NIS 0.01        SHARE           PAID-IN         PURCHASE      TRANSLATION
                                                       PAR VALUE       CAPITAL          CAPITAL          SHARES        ADJUSTMENT
                                                      ------------   ------------    -------------   ------------    ------------
Balance at January 1, 2000                               9,951,191   $         38    $      65,325   $     (2,427)   $     (3,304)

Exercise of employees' options and shares                  334,832                           3,686
Repayment of loans granted to purchase shares                                                               1,291
Comprehensive loss -
 Net loss for the year
 Other comprehensive income (loss) -
  Unrealized loss on marketable securities
  Foreign currency translation adjustment                                                                                      23

Comprehensive loss


Balance at December 31, 2000                            10,286,023   $         38    $      69,011   $     (1,136)   $     (3,281)

Exercise of employees' options                              20,056            (*)              169
Share purchases under ESPP                                 200,179              1            1,131
Loans granted to purchase shares                                                                              (77)
Comprehensive loss -
 Net loss for the year
 Other comprehensive loss -
  Unrealized loss on marketable securities
  Foreign currency translation adjustment                                                                                    (956)

Comprehensive loss

Balance at December 31, 2001                            10,506,258   $         39    $      70,311   $     (1,213)   $     (4,237)

Exercise of employees' options                              69,269              *              474
Share purchases under ESPP                                 150,179              1            1,163
Repayment of loans granted to purchase shares, net                                                             55
Comprehensive loss -
 Net loss for the year
 Other comprehensive income -
  Unrealized loss on marketable securities
  Foreign currency translation adjustment                                                                                     154

Comprehensive loss

                                                      ------------   ------------    ------------    ------------    ------------
Balance at December 31, 2002                            10,725,706   $         40    $     71,948    $     (1,158)   $     (4,083)
                                                      ============   ============    ============    ============    ============

                                                                                 OTHER COMPREHENSIVE
                                                                                        INCOME
                                                       UNREALIZED                                                       TOTAL
                                                        HOLDING                         TREASURY                        SHARE-
                                                         GAINS         RETAINED          STOCK       COMPREHENSIVE     HOLDERS'
                                                        (LOSSES)       EARNINGS         AT COST          LOSS          EQUITY
                                                      ------------   ------------    -------------   -------------   ------------
Balance at January 1, 2000                            $        (73)  $     38,332    $     (13,200)                  $     84,691

Exercise of employees' options and shares                                                                                   3,686
Repayment of loans granted to purchase shares                                                                               1,291
Comprehensive loss -                                                                                                      (19,959)
 Net loss for the year                                                    (19,959)                   $     (19,959)
 Other comprehensive income (loss) -                           (36)                                            (36)           (36)
  Unrealized loss on marketable securities
  Foreign currency translation adjustment                                                                       23             23
                                                                                                     -------------
Comprehensive loss                                                                                         (19,972)
                                                                                                     =============

Balance at December 31, 2000                          $       (109)  $     18,373    $     (13,200)                  $     69,696

Exercise of employees' options                                                                                                169
Share purchases under ESPP                                                                                                  1,132
Loans granted to purchase shares                                                                                              (77)
Comprehensive loss -
 Net loss for the year                                                    (13,910)                   $     (13,910)       (13,910)
 Other comprehensive loss -
  Unrealized loss on marketable securities                    (161)                                           (161)          (161)
  Foreign currency translation adjustment                                                                     (956)          (956)
                                                                                                     -------------
Comprehensive loss                                                                                   $     (15,027)
                                                                                                     =============

Balance at December 31, 2001                          $       (270)  $      4,463    $     (13,200)                  $     55,893

Exercise of employees' options                                                                                                474
Share purchases under ESPP                                                                                                  1,164
Repayment of loans granted to purchase shares, net                                                                             55
Comprehensive loss -
 Net loss for the year                                                     (2,830)                   $      (2,830)         2,830()
 Other comprehensive income -
  Unrealized loss on marketable securities                       7                                               7              7
  Foreign currency translation adjustment                                                                      154            154
                                                                                                     ------------
Comprehensive loss                                                                                   $       2,669()
                                                                                                     ============

                                                      ------------   ------------    -------------                   ------------
Balance at December 31, 2002                          $       (263)  $      1,633    $     (13,200)                  $     54,917
                                                      ============   ============    =============                   ============

   (*) Less than 1 thousand

    The accompanying notes are an integral part of the financial statements.

                          TECNOMATIX TECHNOLOGIES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (U.S. DOLLARS IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                              =================================
                                                               2 0 0 2     2 0 0 1     2 0 0 0
                                                              =========   =========   =========
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss ...................................................  $  (2,830)  $ (13,910)  $ (19,959)
Adjustments to reconcile net loss
 to net cash provided by (used in) operating activities
(Appendix A) ...............................................      9,479      18,255      17,262
                                                              ---------   ---------   ---------
Net cash provided by (used in) operating activities ........      6,649       4,345      (2,697)
                                                              ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

Long-term investments ......................................         --        (457)     42,900
Purchase of marketable securities ..........................    (18,484)    (26,922)    (56,971)
Proceeds from realization of marketable securities .........     11,914      29,519      39,266
(Investment in) realization of non-current receivables......        (23)         18          61
Purchase of property and equipment and other assets ........     (3,088)     (2,592)     (2,960)
Capitalization of software development costs ...............     (4,097)     (5,103)     (7,408)
Proceeds from sale of property and equipment ...............          5         119         215
Acquisition of subsidiaries, net of
 cash acquired (Appendix B) ................................       (111)          -     (15,279)
Investment in a joint venture ..............................          -           -        (437)
                                                              ---------   ---------   ---------
Net cash used in investing activities ......................    (13,884)     (5,418)       (613)
                                                              ---------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of loans granted to purchase shares ..............        100          --       1,291
Repurchase of convertible notes ............................     (5,709)     (3,986)         --
Exercise of employees' options .............................        474         169       3,686
Purchase of shares  under  Employee  Share  Purchase........      1,164       1,132          --
Plan .......................................................
Short-term credit, net .....................................       (720)          2     (10,270)
                                                              ---------   ---------   ---------
Net cash used in financing activities ......................     (4,691)     (2,683)     (5,293)
                                                              ---------   ---------   ---------

Effect of exchange rate changes on cash ....................        722        (403)        352
                                                              ---------   ---------   ---------
Net change in cash and cash equivalents ....................    (11,204)     (4,159)     (8,251)

Cash and cash equivalents at beginning of year .............     21,670      25,829      34,080
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year ...................  $  10,466   $  21,670   $  25,829
                                                              =========   =========   =========

   The accompanying notes are an integral part of the consolidated financial statements.

                          TECNOMATIX TECHNOLOGIES LTD.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTD.)

                           (U.S. DOLLARS IN THOUSANDS)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                             =================================
                                                                              2 0 0 2     2 0 0 1     2 0 0 0
                                                                             =========   =========   =========
APPENDIX A
ADJUSTMENTS TO RECONCILE NET LOSS TO
 NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
 In-process  research and  development and acquisition
   costs ..................................................................  $      --   $      --   $   5,250
 Company's share in loss of affiliated company ............................        431         532         131
 Minority interest in net loss of subsidiary ..............................         (3)         --          (2)
 Depreciation and amortization ............................................     10,180      16,435      13,989
 Asset impairment .........................................................         --         316          --
 Write-off of investment in Visopt B.V ....................................        457          --          --
 Gain from repurchase of the
  Company's convertible notes .............................................       (599)     (1,393)         --
 Other ....................................................................        100         492        (365)

CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF
 PURCHASE OF SUBSIDIARY:
 Decrease (increase) in assets:
  Accounts receivable .....................................................     (3,951)      6,512       1,708
  Changes in trading marketable securities, net ...........................      4,430          --          --
  Due from related parties ................................................       (278)       (400)        368
  Deferred income taxes ...................................................        246         246         447
  Other receivables and prepaid expenses ..................................      1,057       1,717         482
  Increase (decrease) in liabilities: .....................................
  Accounts payable ........................................................       (198)       (862)        904
  Other payables and accrued expenses .....................................     (2,595)     (4,914)     (5,409)
  Accrued severance pay, net ..............................................        202        (426)       (241)
                                                                             ---------   ---------   ---------
                                                                             $   9,479   $  18,255   $  17,262
                                                                             =========   =========   =========

APPENDIX B
PURCHASE OF SUBSIDIARIES (NOTE 3)
 Working capital - excluding cash .........................................      1,146          --      (1,101)
 Property and equipment ...................................................       (137)         --        (242)
 Other assets .............................................................         --          --      (4,558)
 In-process research and development ......................................         --          --      (5,250)
 Goodwill .................................................................     (1,120)         --      (4,128)
                                                                             ---------   ---------   ---------
                                                                             $    (111)  $      --   $ (15,279)
                                                                             =========   =========   =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the period for:
  Interest ................................................................  $   5,166   $   5,191   $   2,071
                                                                             =========   =========   =========
  Taxes ...................................................................  $     260   $     252   $     588
                                                                             =========   =========   =========

    The accompanying notes are an integral part of the consolidated financial statements.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 - GENERAL

Tecnomatix Technologies Ltd. (the "Company") is an Israeli corporation engaged in the development, selling, marketing and support of Manufacturing Process Management ("MPM") software tools for the collaborative development and optimization of manufacturing processes across the extended enterprise. The Company's products are used by world-leading manufacturers in the automotive, aerospace, electronics and heavy equipment industries. The Company's software solutions enable the optimization of the manufacturing process chain, increased throughput, and reduced time-to-market, time-to-volume and product costs. The Company operates in two business segments, Mechanical and Electronics. The Company sells and supports its products mainly in Europe, the United States and Asia.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

MARKETABLE SECURITIES

The Company accounts for its investments in marketable securities using SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity securities include debt securities for which the Company has the intent and ability to hold to maturity. Investments in marketable debt securities that are classified as held to maturity are stated at amortized cost.

Investments in marketable debt securities that are classified as "trading securities" are stated at market value. Net realized and unrealized gains losses on these securities are included in other income (expense).

Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Available-for-sale debt and equity securities are stated at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity under accumulated other comprehensive loss.

As of December 31, 2001 all marketable securities were classified as "available-for-sale".

Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets, as follows:

      Computers and software...................................  3-5 years
      Office furniture and equipment........................... 3-16 years
      Motor vehicles...........................................  4-7 years

Leasehold improvements are amortized based on the straight-line method over the shorter of the term of the lease, or the estimated useful life of the improvements.

The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

SOFTWARE DEVELOPMENT COSTS

The Company capitalizes software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

Amortization of capitalized software development costs is provided on a product-by-product basis and begins when the product is available for general release to customers. Annual amortization is the greater of the amount computed using the ratio of current gross revenue for a product to the total of current and anticipated product revenue or the straight-line basis over the remaining economic useful life of the software, which is not more than five years. Amortization of capitalized software development costs is reflected in cost of software license fees.

Based upon management's periodic review of the useful lives of its various assets, the Company's estimate of the useful life of various modules of its capitalized software changed from 3 years to 5 years, effective April 1, 2002. The change relates, mainly, to the software capitalized as part of the Company's shift in focus to MPM related solutions. Management believes that this change will more appropriately match the amortization expense of the software with the periods in which the software will be utilized. This change in estimate resulted in a decrease in net loss for 2002 of approximately $1.6 million and a decrease of $0.15 per share basic and diluted for 2002.

ACQUISITION- RELATED INTANGIBLE ASSETS

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Identifiable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company adopted SFAS No.142 effective January 1, 2002. As a result of SFAS No. 142 the reclassification of an acquired assembled workforce no longer qualifies as a separately identifiable intangible and has been reclassified as goodwill. The adoption of SFAS No. 142 resulted in a reduction of amortization expense in the amount of $3,672 in 2002.

A reconciliation of previously reported net loss and loss per share to the amounts adjusted for the exclusion of goodwill amortization is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                            2 0 0 2      2 0 0 1      2 0 0 0
                                                          -----------  -----------  -----------

      Net loss .........................................  $    (2,830) $   (13,910) $   (19,959)
      Goodwill amortization ............................           --        3,942        3,896
                                                          -----------  -----------  -----------

      Adjusted net income ..............................  $    (2,830) $    (9,968) $   (16,063)
                                                          ===========  ===========  ===========

      Reported basic and diluted loss per share ........  $     (0.27) $     (1.35) $     (1.95)
      Goodwill amortization ............................           --         0.38         0.38
                                                          -----------  -----------  -----------

      Adjusted basic and diluted loss per share ........  $     (0.27) $     (0.97) $     (1.57)
                                                          ===========  ===========  ===========

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

ACQUISITION- RELATED INTANGIBLE ASSETS - (CONTD.)

Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the values of identifiable intangible assets including developed software products, and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives of three to five years for developed software products and seven years for trade-names.

STOCK-BASED COMPENSATION

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the options.

Had compensation cost for the Company's option plans been determined on the basis of the fair value at the grant dates in accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, the Company's pro forma net loss and pro forma basic and diluted net loss per share would have been as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                              2 0 0 2     2 0 0 1     2 0 0 0
                                                             ---------   ---------   ----------

Pro forma net loss:
 Net loss for the year, as reported ......................   $  (2,830)  $ (13,910) $   (19,959)

Deduct - stock-based compensation determined under APB 25           --          --           --

Add - stock-based compensation determined under SFAS 123 .       5,452       5,975        6,919
                                                             ---------   ---------   ----------

                                                             $  (8,282)  $ (19,885)  $  (26,878)
                                                             =========   =========   ==========

PRO FORMA LOSS PER SHARE BASIC AND DILUTED
 As reported .............................................   $   (0.27)  $   (1.35)  $    (1.95)

 Pro forma ...............................................   $   (0.78)  $   (1.92)  $    (2.63)
                                                             =========   =========   ==========

DATA IN RESPECT OF THE STOCK OPTION PLANS

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes optionpricing model with the following assumptions used for grants in 2002, 2001 and 2000: a dividend yield of 0.0% for all periods; weighted average expected volatility of 70% in 2002, 72% in 2001 and 73% in 2000; weighted average risk-free interest rates of 3.6% in 2002, 4.7% in 2001 and 6.5% in 2000; and weighted average expected lives of 5 years for options granted in 2002 and 2001 and 2000. The expected life of the options is based on the assumption that employees will exercise the options at an average of 6 months after the end of the vesting period and the expected forfeiture rate is based on management's best estimate of 5%.

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

Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. The Company's products generally do not require significant customization. Revenues from software product license agreements, which require significant customization and modification of the software product are deferred and recognized using the percentage-of-completion method. When software arrangements involve multiple elements the Company allocates revenue to each element based on the relative fair values of the elements. The Company's determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence ("VSOE"). The Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately.

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

PROVISION FOR WARRANTY

The Company warrants its products in certain countries in Europe. The warranty period is generally up to six months. The Company provides for estimated warranty costs, based on its past experience. As of December 31, 2002 and 2001, the provision for warranty cost is immaterial.

EARNINGS (LOSS) PER ORDINARY SHARE

Basic and diluted net earnings (loss) per share have been computed in accordance with SFAS No. 128 using the weighted average number of ordinary shares outstanding. Basic earnings (loss) per share exclude any dilutive effect of options, warrants and convertible securities. Diluted earnings per share give effect to all potential dilutive issuances of ordinary shares that were outstanding during the period. A total of 558,179, 428,683 and 670,963 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2002, 2001 and 2000 respectively due to the anti-dilutive effect.

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

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) has been reported in the statement of changes in shareholders' equity, in accordance with SFAS No. 130, "Reporting Comprehensive Income."

DERIVATIVE FINANCIAL INSTRUMENTS

On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities (collectively referred to as SFAS 133). The Company's initial adoption of SFAS 133 did not have a significant impact on the equity of the Company.

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

RISK MANAGEMENT POLICY - Foreign exchange rate risk arises from the possibility that changes in foreign currency exchange rates will impact the fair value or the cash flows of financial instruments denominated in a foreign currency. The Company uses derivatives in the normal course of business, primarily to reduce its exposure to foreign currency risk stemming from various assets, liabilities and cash flows. Principally, the Company uses currency forwards and options as hedging instruments to hedge the impact of the variability in exchange rates on accounts receivable and future cash flows denominated in certain foreign currencies.

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

As of December 31, 2002, the Company had options contracts to sell up to $4,254 for a total amount of NIS 19,950 that matures until March 31, 2003

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements SFAS Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 will impact how companies account for sale-leaseback transactions and how gains or losses on debt extinguishments are presented in financial statements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, early application is encouraged. Under the provisions of SFAS No. 4, gains and losses associated with extinguishments of debts were reclassified as extraordinary item. SFAS No. 145 provides that gains and losses associated with extinguishments of debts will be classified as extraordinary item only if they meet the criteria of APB Opinion No. 30. The Company adopted SFAS No. 145 effective January 1, 2002 and reclassified gains from repurchase of its convertible notes of approximately $599, $1,393 and $0, into financial expenses (income) for the years ended December 31, 2002, 2001 and 2000, respectively, to comply with this guidance.

In July 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The application of the requirements of SFAS No. 146 will not have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation--Transition and Disclosure--as Amendment to FAS 123." SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendments to SFAS No. 123, which provides for additional transition methods, are effective for periods beginning after December 15, 2002, although earlier application is permitted. The amendments to the disclosure requirements are required for financial statements for fiscal years ending after December 15, 2002 and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

RECLASSIFICATION

Certain figures from prior years have been reclassified in order to conform to the 2002 presentation.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3 - SIGNIFICANT ACQUISITIONS

a.    ACQUISITION OF CIMBRIDGE SOFTWARE BUSINESS

      In October 2002 Tecnomatix Unicam, Inc. ("TUI"), a wholly owned subsidiary of the Company, acquired certain assets and assumed certain liabilities relating to the CIMBridge software business ("CIMBridge") from Teradyne, Inc. and GenRad, Inc., its wholly owned subsidiary (together, "Teradyne"). The transaction was accounted for in accordance with SFAS No.141 and SFAS No.142, and the financial results of CIMBridge have been included in the Company's financial statements beginning on the acquisition date. Under the agreement signed between the parties, TUI will pay to Teradyne a purchase price on a contingent and deferred basis that equals the difference between the Gross Purchase Price (as defined below) and $514. The Gross Purchase Price is comprised of certain percentages of revenue which will be recognized by TUI during a four-year period ending October 9, 2006 as follows: (i) 40% of the revenue recognized by TUI from licensing of the software; (ii) 40% of the revenue recognized by TUI from maintenance fees in excess of annual thresholds amounting to $1,800, $1,700, $1,500, and $1,400 for the years ending September 30, 2003, 2004,
      2005, and 2006, respectively; and (iii) a finders fee on concluded and collected software license revenue and maintenance fees based on referred leads by Teradyne.

      The purchase price has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to goodwill.

      The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

                Equipment............................     $      137
                Deposits.............................             18
                Goodwill.............................          1,120
                                                          ----------
                Total assets.........................     $    1,275
                                                          ==========

                Liabilities assumed..................            721
                Deferred revenue.....................            443
                Acquisition costs....................            111
                                                          ----------
                Total liabilities assumed............     $    1,275
                                                          ==========

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3 - SIGNIFICANT ACQUISITIONS (CONTD.)

b.    ACQUISITION OF FABMASTER S.A. ("FABMASTER")

      In February 2000, the Company acquired all of the outstanding shares of Fabmaster, at that time, a publicly traded software company based in France, for $ 16,510. The acquisition was accounted for as a purchase, and the financial results of Fabmaster have been included in the Company's financial statements beginning on the acquisition date.

      The purchase price totalling $ 16,510 (including transaction costs totalling $ 1,310) has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

      Values assigned to acquired in-process research and development, and developed software products were determined using a discounted cash flow analysis. To determine the value of the in-process research and development, the Company considered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income, and associated risks, which included the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development projects that had not reached technological feasibility or did not have alternative future uses. To determine the value of the developed software products, the expected future cash flows of the existing technology product were discounted taking into account risks related to the characteristics and applications of each product, existing and future markets, and assessments of the life cycle stage of each product. Based on this analysis, the existing technology that had reached technological feasibility was capitalized.

      The purchase price was allocated to developed technology, core technology, established work-force and goodwill of $ 2,361, $ 1,964, $ 233 and $ 4,205, respectively. These intangible assets are being amortized over the estimated useful life of three years for developed and core technology and established work-force and seven years for goodwill. Acquired-in-process technology has been valued using the income approach, resulting in a charge of $ 5,250.

      The allocation of fair value is as follows:

                Current assets............................   $   4,741
                Property and equipment....................         276
                Current liabilities.......................      (2,520)
                In-process research and development.......       5,250
                Intangible assets.........................       8,763
                                                             ---------
                Total purchase price......................   $  16,510
                                                             =========

      The following unaudited pro forma summary presents information as if the acquisition of Fabmaster occurred at the beginning of the periods presented. In-process research and development charges are considered nonrecurring charges related directly to the acquisition and have therefore been excluded from pro forma net income and pro forma earnings per share. The pro forma information, which is provided for information purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entities.

                                                             YEAR ENDED
                                                             DECEMBER 31,
                                                             ------------
                                                             2 0 0 0
                                                             -------

                Revenues..................................   $   89,297

                Net income (loss).........................   $  (21,227)

                Earnings (loss) per share:
                 Basic....................................   $    (2.08)
                 Diluted..................................   $    (2.08)

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4 - SHORT-TERM INVESTMENTS

Comprised as follows:

                                                               DECEMBER 31,
                                                         ---------------------
                                                          2 0 0 2     2 0 0 1
                                                         ---------   ---------

   Marketable securities:
   Available for sale - Government of Israel bonds.....  $      --   $   4,051
   Available for sale - corporate bonds................         --      25,464
   Trading - corporate bonds...........................      5,981          --
                                                         ---------   ---------
                                                         $   5,981   $  29,515
                                                         =========   =========

NOTE 5 - LONG-TERM INVESTMENTS

                                                              DECEMBER 31,
                                                         ---------------------
                                                          2 0 0 2     2 0 0 1
                                                         ---------   ---------
   Held to maturity marketable securities:
    Government of Israel bonds.........................  $   2,766    $     --
    Corporate bonds....................................     22,706          --
                                                         ---------   ---------
                                                            25,472          --
                                                         =========   =========

   Visopt B.V..........................................         --         457
                                                         ---------   ---------
                                                         $  25,472    $    457
                                                         =========   =========

Aggregate maturities of marketable securities are as follows:

                                                DECEMBER 31,
                                                ------------
                                                  2 0 0 2
                                                  -------
            Within one year...................  $      1,106
            One to five years.................        22,756
            Six to ten years..................         1,610
                                                ------------
                                                $     25,472
                                                ============

In October 2001, the Company purchased 10% of the shares of Visopt B.V., a privately-held Dutch company, for a total amount of $457. In December 2002, the Company reviewed its investment in Visopt B.V. Due to Visopt's failure to generate any revenues from its products, failure to raise additional funding and laying-off most of its employees the Company resolved to write-off its entire investment.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6 - PROPERTY AND EQUIPMENT

Comprised as follows:

                                                                DECEMBER 31,
                                                             2 0 0 2    2 0 0 1
                                                            ---------  --------

      Cost
        Computers and software ............................ $  21,551  $ 19,819
        Office furniture and equipment ....................     4,888     4,272
        Motor vehicles ....................................       519       617
        Leasehold improvements ............................     2,245     1,796
                                                            ---------  --------
                                                            $  29,203  $ 26,504
                                                            =========  ========
      Accumulated depreciation:
        Computers and software ............................ $  18,265  $ 15,337
        Office furniture and equipment ....................     3,096     2,408
        Motor vehicles ....................................       312       291
        Leasehold improvement.............................s     1,422     1,109
                                                            ---------  --------
                                                            $  23,095  $ 19,145
                                                            =========  ========

NOTE 7 - ACQUIRED INTANGIBLES, NET

Comprised as follows:

                                                                DECEMBER 31,
                                                             2 0 0 2    2 0 0 1
                                                            --------   --------
      Cost:
       Goodwill ........................................... $ 28,236   $ 26,363
       Developed software products ........................   12,053     12,053
       Trade name .........................................      283        283
       Distribution rights ................................      224         --
                                                            --------   --------
                                                            $ 40,796   $ 38,699
                                                            --------   --------
      Accumulated amortization:
       Goodwill ........................................... $ 11,026   $ 10,954
       Developed software products ........................   12,053      9,971
       Trade name .........................................      283        170
       Distribution rights ................................      224         --
                                                            --------   --------
                                                              23,586     21,095
                                                            --------   --------
                                                            $ 17,210   $ 17,604
                                                            ========   ========

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 - OTHER ASSETS, NET

Comprised as follows:

                                                                       DECEMBER 31,
                                                                    2 0 0 2    2 0 0 1
                                                                   ---------  ---------
      Cost:
        Software development costs ..............................  $  42,552  $  38,455
        Deferred financing costs relating to the issuance of
         5 1/4% convertible subordinated notes ..................      1,188      1,389
        Other ...................................................      1,625      1,073
                                                                   ---------  ---------
                                                                   $  45,365  $  40,917
                                                                   ---------  ---------
      Accumulated amortization:
        Software development costs ..............................  $  27,613  $  23,537
        Deferred financing costs relating to the issuance of
        5 1/4% convertible subordinated notes ...................        912        869
        Other ...................................................        227         60
                                                                   ---------  ---------
                                                                      28,752     24,466
                                                                   ---------  ---------
                                                                   $  16,613  $  16,451
                                                                   =========  =========

NOTE 9 - 5 1/4% CONVERTIBLE SUBORDINATED NOTES

On August 12, 1997, the Company issued to the public an aggregate amount of $97,750 convertible subordinated notes (the "Notes"). The related issuance expenses of $ 3,104 were recorded as deferred expenses and are amortized using the straight-line method over the life of the Notes.

The Notes bear interest at 5 1/4% per annum, payable semi-annually and mature on August 15, 2004.

The Notes are convertible into ordinary shares of the Company at any time at or before maturity, unless previously redeemed, at a conversion price of $ 42.39 per share, subject to adjustment in certain events.

The Company may, at its option, redeem the Notes on or after August 18, 2000, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount) plus accrued interest until the redemption date. If redeemed during the 12-month period beginning August 15 in the year indicated, the redemption price shall be:

                YEAR                         REDEMPTION PRICE
                ----                         ----------------
                2001......................       102.25%
                2002......................       101.50%
                2003......................       100.75%

During 2002 and 2001 the Company repurchased aggregate amounts of $ 6,337, and $5,485 respectively, of the Notes. As a result of the repurchase, the Company realized a gain of $599 and $ 1,393 in 2002 and 2001 respectively. The outstanding balance of the Notes as of December 31, 2002 was $ 37,428.

NOTE 10 - ACCRUED SEVERANCE PAY, NET

The majority of the Company's liability for severance pay is calculated in accordance with the Israeli law based on the most recent salary paid to employees and the length of employment with the Company. The Company's liability for severance pay is fully provided for. Part of the liability is funded through individual insurance policies purchased from outside insurance companies, which are not under the Company's control.

The aggregate value of the insurance policies as of December 31, 2002 and 2001 was $ 1,504 and $ 1,152, respectively.

Severance pay expenses for the years ended December 31, 2002, 2001 and 2000 were $ 561, $ 683 and $ 1,171, respectively.

The Company has no liability for pension expenses to its employees.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES

ROYALTIES

1. The Company is committed to pay royalties to the office of the Chief Scientist of the Israeli Ministry of Commerce and Trade on proceeds from sales of products in the research and development of which the Chief Scientist has participated by way of grants, up to the amount of 100%-150% of the grants received (in dollar terms) (from 1999 - up to the amount of 100% of the grants received plus interest at LIBOR). The royalties are payable at a rate of 3% for the first three years of product sales and 3.5% thereafter. The total amount of grants received, net of royalties paid or accrued, at December 31, 2002 was $ 12,214. Royalty expenses to the Chief Scientist in 2002, 2001 and 2000 were $ 1,627, $ 1,504, and $ 1,543, respectively.

      The research and development grants are presented in the statements of operations as an offset to research and development costs.

      The refund of the grant is contingent on future sales and the Company has no obligation to refund these grants, if sufficient sales are not generated.

2. The Company and its subsidiaries are obligated to pay royalties to certain parties, based on agreements which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties in 2002, 2001 and 2000 were $ 1,070, $ 488 and $ 350, respectively.

LEASE COMMITMENTS

1. The premises of the Company are leased on a monthly basis. The annual rent of the Company's facility is approximately $460, of which approximately 31% is linked to the changes in the Israeli Consumer Price Index ("CPI"). The premises of the Company's subsidiaries are leased under various operating lease agreements which expire on various dates. Future aggregate minimum annual rental payments, pursuant to existing lease commitments in effect at December 31, 2002, are as follows:

                Year ended December 31,

                2003......................   $ 3,283
                2004......................     2,851
                2005......................     1,527
                2006......................       678
                2007 and thereafter.......       616
                                             -------

                Total.....................   $ 8,955
                                             =======

2. The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2003. The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $ 128 as of December 31, 2002.
      Lease expenses for the years ended December 31, 2002, 2001 and 2000 were $ 623, $ 211 and $ 631, respectively.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (contd.)

FINANCIAL INSTRUMENTS

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and long-term investments, totaling $ 41,919 and $ 51,185 as of December 31, 2002 and 2001, respectively, and accounts receivable. The Company's cash and cash equivalents and short-term investments are invested in deposits with major banks in the U.S., Europe and Israel. Management believes that the financial institutions holding the Company's cash and cash equivalents are financially sound. In addition, the marketable securities held by the Company consist mainly of debt securities of the Government of Israel and highly-rated corporate bonds. The accounts receivable are derived from sales to a large number of customers, mainly large industrial corporations and their suppliers located mainly in Europe, the United States and the Asia. The Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade receivables.

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

TRANSACTIONS WITH RELATED PARTIES

The Company is party to a management service agreement with A.T.L. Management Services Ltd ("A.T.L."), a related party, which provides for the payment to A.T.L. of an annual management fee of $ 400 and reimbursement of expenses in consideration for strategic management and business and financial consulting services, on a basis which the Company believes represents fair value.

SALE OF TRADE RECEIVABLES

The Company entered into a factoring agreement with a financial institution under which the Company may sell its account receivables subject to the financial institution inspection and acceptance. The financial institution is responsible for collecting the receivables with no recourse to the Company. Upon completion of the sale the financial institution remits all or part the funds to the Company, less dicount and service fees. At the consummation the receivable is derecognized from the Company's records. During 2002 the Company sold receivables in the amount of $ 1,071 and incurred related expenses in the amount of $ 32.

CROSS LICENSING AND MARKETING AGREEMENT WITH EDS.

In July 2002 the Company entered into a strategic alliance with Unigraphics Solutions, Inc. ("UGS"), a wholly-owned subsidiary of Electronics Data Systems, Inc. ("EDS"), a leading global information technologies service provider engaged in the development, selling and marketing of Product Lifecycle Management ("PLM") solutions.

The Cross Licensing and Marketing Agreement (the "Agreement") signed between the Company and UGS establishes a joint development strategy, as well as cooperative marketing and distribution rights. Under the Agreement, UGS and the Company will share revenues for all sales of the Company's MPM products and UGS planner product made by UGS and its distributors. In large strategic accounts where both UGS and the Company are currently engaged, selling will be done jointly. In all other UGS accounts, UGS will sell independently of the Company and provide all pre-sales, professional service and hot-line support. In non-UGS accounts, the Company will continue to sell directly to its customers as is currently practiced. In order to provide UGS with an additional incentive to sub-license the Company's products and to perform its obligations under the Agreement, UGS will be entitled to a warrant to purchase the Company's Ordinary Shares based on the achievement of certain revenue goals under the Agreement.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 - SHAREHOLDERS' EQUITY

SHARE CAPITAL

1. The Company's shares are traded in the United States and are listed on the Nasdaq National Market.

2.    Loans granted to purchase shares
      The balance at December 31, 2002 represents loans granted to the Chairman and Chief Executive Officer ("CEO") of the Company in October 1998 and July 1999 with respect to the exercise of options to purchase the Company's shares. The loans are in dollars, bear interest at 6.8% per annum and were due on December 31, 2002. The loans were granted in consideration of recourse notes.

      As of January 1, 2003 the Company repurchased 110,000 of its shares from the Chairman and CEO for a total amount of $844 representing a price per share of $7.67, equal to the average closing price of the ordinary shares as quoted on the Nasdaq National Market during the three-month period prior to the date of the repurchase. The consideration was used to offset the outstanding balance of the loan. In addition, the CEO repaid $300 of the outstanding amount of these loans. This repayment was funded by using the net proceeds of a compensatory retention bonus in the gross amount of $300 paid to the CEO in connection with his commitment to continue serving the Company as either CEO or Chairman until December 31, 2005. In the event that the CEO and Chairman terminates his service for the Company, he shall be required to return to the Company one third of the compensatory retention bonus for each year in which he failed to provide a full year of service. Subsequent to the above-mentioned transactions, the outstanding balance of the loans was $14.

EMPLOYEE SHARE PURCHASE PLAN

In December 2000, the Company adopted the Tecnomatix Technologies Ltd. 2000 Employee Share Purchase Plan ("the Share Purchase Plan"), pursuant to which the Company's employees may purchase up to 500,000 ordinary shares. Every six months, each employee is entitled to purchase ordinary shares for an amount up to 10% of his gross salary at that period, but not more than 750 ordinary shares. The purchase price under the Share Purchase Plan is the lower of 85% of the fair market value of an ordinary share at the beginning of such six-month period or 85% of the fair market value at the end of such six-month period. As of December 31, 2002, 350,358 shares have been purchased under the Share Purchase Plan.

STOCK OPTION PLANS

As of December 31, 2002, the Company had the following employees' and directors' stock option plans:

1996 PLAN
Under the 1996 Stock Option Plan (the "1996 Plan") for employees of the Company, options to purchase up to 3,840,706 shares of the Company may be granted at an exercise price equal to the fair market value of the share at the date of the grant. The options granted vest at a rate of 40%, 30% and 30% after two, three and four years, respectively, from the date of the grant, or in four equal annual installments, commencing one year from the date of grant. Under the 1996 Plan, options will expire ten years from the date of the grant.

As of December 31, 2002, options to purchase 3,438,300 shares were outstanding with exercise prices ranging from $ 4.75 to $ 40.375 per share.

DIRECTORS PLAN
Under the 1996 Directors' Stock Option Plan (the "Directors Plan") for directors of the Company, options to purchase up to 404,000 shares of the Company may be granted at an exercise price equal to the fair market value of the share at the date of the grant. The options granted are exercisable in five equal annual installments, commencing two years from the date of the grant. Under the Directors Plan, options will expire on the earlier of the termination of the service of the director or the tenth anniversary of the date of grant. As of December 31, 2002 options to purchase 256,000 shares were outstanding with an exercise price of $ 18.375 per share.

2003 PLAN
In December 2002 the Company's Board of Directors approved the adoption of the Tecnomatix Technologies Ltd. 2003 Global Share Option Plan (the "2003 Plan"). Under the 2003 Plan options to purchase up to 430,000 shares of the Company may be granted. Officers, directors, employees and consultants of the Company are eligible to participate in the 2003 Plan. No options were granted under the 2003 Plan during 2002.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 - SHAREHOLDERS' EQUITY (CONTD.)

STOCK OPTION PLANS (CONTD.)

A summary of the status of the Company's stock option plans as of December 31, 2002, 2001 and 2000 and changes during the years then ended, is presented below:

                                                           DECEMBER 31,
                           ------------------------------------------------------------------------------
                                   2 0 0 2                   2 0 0 1                     2 0 0 0
                           -----------------------   ------------------------   -------------------------
                                         WEIGHTED                   WEIGHTED                    WEIGHTED
                                         AVERAGE                    AVERAGE                     AVERAGE
                                         EXERCISE                   EXERCISE                    EXERCISE
                             SHARES       PRICE        SHARES        PRICE         SHARES        PRICE
                           ----------   ----------   -----------   ----------   ------------   ----------
Options outstanding at
 beginning of year          4,204,422   $    12.16     3,330,231   $    13.61      2,859,675   $    14.74
Granted during year           237,200   $     8.46     1,297,900   $     8.76      1,599,950   $    11.14
Exercised during year         (69,700)  $     6.52       (20,056)  $     9.41       (334,832)  $    11.60
Forfeited during year        (477,005)  $    11.09      (403,653)  $    13.35       (794,562)  $    13.53
                           ----------                -----------                ------------
Outstanding at
 end of year                3,894,917   $    12.16     4,204,422   $    12.16      3,330,231   $    13.61
                           ==========                ===========                ============

Options exercisable
 at year-end                1,969,965   $    13.80     1,233,970   $    14.64        570,001   $    15.68
                           ==========                ===========                ============
Weighted average fair
 value of options granted
 during the year           $     5.14                $      4.25                $       5.49
                           ==========                ===========                ============

The following table summarizes information relating to stock options outstanding at December 31, 2002:

OPTIONS OUTSTANDING                                                   OPTIONS EXERCISABLE
--------------------------------------------------------------------  ----------------------------
                                          WEIGHTED
                    NUMBER OF SHARES      AVERAGE         WEIGHTED    NUMBER OF SHARES   WEIGHTED
                     OUTSTANDING AT      REMAINING        AVERAGE      EXERCISABLE AT    AVERAGE
RANGE OF              DECEMBER 31,      CONTRACTUAL       EXERCISE      DECEMBER 31,     EXERCISE
EXERCISE PRICES           2002         LIFE (IN YEARS)     PRICE            2002          PRICE
----------------    ----------------   ---------------   ----------   ----------------   --------
$ 4 - 7.75                 1,192,025              8.21   $    5.989            390,375   $   5.61
$ 9 - 11.563                 583,575              6.40   $   10.017            392,575   $  10.56
$ 12 - 13.813              1,342,667              7.32   $   13.039            587,084   $  13.22
$ 14 - 18.375                181,250              4.85   $   17.438            150,050   $  18.04
$ 20.375 - 25.75             547,900              6.47   $   21.536            417,381   $  21.73
$ 28.75 - 40.75               47,500              7.67   $   40.375             32,500   $  40.38
                    ----------------                                  ----------------
$ 4 - 40.75                3,894,917              7.23   $   12.162          1,969,965   $  13.80
                    ================                                  ================

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 - TAXES ON INCOME

TAXATION UNDER VARIOUS LAWS

1. The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. The Company and its Israeli subsidiaries are assessed under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, pursuant to which the results for tax purposes are measured in Israeli currency in real terms in accordance with changes in the Israeli CPI. Each of the subsidiaries is subject to the tax rules prevailing in the country of incorporation.

2.    "APPROVED ENTERPRISE"
      The production facilities of the Company in Israel have been granted "approved enterprise" status in eleven separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises is fully exempt from tax for either two or four years, commencing the first year in which each enterprise generates taxable income and is entitled to a reduced tax rate of 15% for a further eight or six years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. Through December 31, 2002, the period of benefits of eight enterprises has commenced.

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

      As of December 31, 2002, the aggregate amount of undistributed tax-exempt earnings for which deferred taxes had not been provided was $ 14,093 and the amount of unrecognized deferred taxes in respect of such earnings amounted to $ 2,114.

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

COMPOSITION OF INCOME TAX BENEFIT (PROVISION):

                                                   YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                               2 0 0 2     2 0 0 1     2 0 0 0
                                              ---------   ---------   ---------
  Loss before taxes on income:
    Israel..................................  $  (6,325)  $  (3,030)  $     159
    Non-Israeli (*).........................      3,778     (10,294)    (19,484)
                                              ---------   ---------   ---------
                                                 (2,547)    (13,324)    (19,325)
                                              =========   =========   =========

  Income tax benefit (provision):
   Current:
    Israel..................................        (90)        198         89
    Non-Israeli.............................        548         (65)       (308)
                                              ---------   ---------   ---------
                                                    458         133        (219)
                                              ---------   ---------   ---------
   Deferred:
    Israel..................................          -         (26)       (386)
    Non-Israeli.............................       (310)       (161)        100
                                              ---------   ---------   ---------
                                                   (310)       (187)       (286)
                                              ---------   ---------   ---------
                                              $     148   $     (54)  $    (505)
                                              =========   =========   =========

(*) Including an acquired in-process research and development charge of $ 5,250 in 2000 (see Note 3b).

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 - TAXES ON INCOME (contd.)

                                 DEFERRED TAXES

The main components of the Company's deferred tax assets and liabilities are as follows:

                                                                 DECEMBER 31,
                                                            ---------------------
                                                             2 0 0 2     2 0 0 1
                                                            ---------   ---------
  Deferred tax assets:
   Technology assets of non-Israeli subsidiaries........    $   2,146   $   2,088
   Reserves and accruals not currently deductible.......          732         829
   Credit carryforwards.................................        3,034       2,694
   Deferred revenue.....................................          673         532
   Net operating loss carryforwards
    of non-Israeli subsidiaries.........................       12,502      13,734
  Net operating loss carryforwards in Israel............            -         168
                                                            ---------   ---------
                                                               19,087      20,045
  Less - valuation allowance............................       16,544      17,269
                                                            ---------   ---------
                                                                2,543       2,776
                                                            ---------   ---------

  Deferred tax liabilities:
   Software development costs...........................       (3,188)     (3,181)
   Fixed assets and intangible assets...................         (215)       (171)
                                                            ---------   ---------
                                                               (3,403)     (3,352)
                                                            ---------   ---------

   Net deferred tax liabilities.........................    $    (860)  $    (576)
                                                            =========   =========

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

Tax loss carryforwards of a U.S. subsidiary totalling $ 17,044 expires between 2018 and 2020.

The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:

                                                               YEAR ENDED DECEMBER 31,
                                                          ---------------------------------
                                                           2 0 0 2     2 0 0 1     2 0 0 0
                                                          ---------   ---------   ---------
  Income (loss) before taxes on income.................   $  (2,547)  $ (13,324)  $ (19,325)
                                                          =========   =========   =========

  Theoretical tax on the above amount..................   $    (917)  $  (4,797)  $  (6,957)

  Tax benefit arising from "approved enterprise".......       1,981         186       1,033
  Increase (decrease) in valuation allowance...........        (725)      5,056       5,129
  Carryback of net operating losses of subsidiary......        (636)         --          --
   In-process research and development.................          --          --       1,838
   Other...............................................         149        (391)       (538)
                                                          ---------   ---------   ---------
                                                          $    (148)  $      54   $     505
                                                          =========   =========   =========

TAX ASSESSMENTS

The Company and its Israeli subsidiaries received final tax assessments through the tax year ended December 31, 1999. Certain subsidiaries of the Company in Europe received tax assessments through the tax year ended December 31, 1999.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 14 - TRANSACTIONS WITH RELATED PARTIES

                                                            YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                         2 0 0 2     2 0 0 1     2 0 0 0
                                                        ---------   ---------   ---------
    Management fees to related parties...............   $     400   $     400   $     401

    General and administrative expenses, net.........   $     (21)  $    (161)  $     (88)

    Interest income, net.............................          --          --   $      19

NOTE 15 - SUPPLEMENTARY BALANCE SHEET INFORMATION

OTHER RECEIVABLES AND PREPAID EXPENSES

                                                             DECEMBER 31,
                                                        ---------------------
                                                         2 0 0 2     2 0 0 1
                                                        ---------   ---------
    Research and development participation from
     the Government of Israel........................   $   1,056   $     873
    Interest receivable..............................         623         718
    Employees........................................         135         280
    Advances to suppliers............................         106         287
    Prepaid expenses.................................       2,117       2,459
    Others...........................................       1,175       1,371
                                                        ---------   ---------
                                                        $   5,212   $   5,988
                                                        =========   =========

NON-CURRENT RECEIVABLES

                                                             DECEMBER 31,
                                                        ---------------------
                                                         2 0 0 2     2 0 0 1
                                                        ---------   ---------
    Deposits.........................................   $     844   $     736
    Employees........................................          62          64
    Other............................................           9           8
                                                        ---------   ---------
                                                        $     915   $     808
                                                        =========   =========

SHORT-TERM LOANS

                                                          RATE OF
                                                         INTEREST        DECEMBER 31,
                                                        ---------   ---------------------
                                                            %        2 0 0 2     2 0 0 1
                                                        ---------   ---------   ---------
    In Japanese yen..................................         1.9   $       -   $     687
                                                                    =========   =========

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 15 - SUPPLEMENTARY BALANCE SHEET INFORMATION (CONTD.)

OTHER PAYABLES AND ACCRUED EXPENSES

                                                             DECEMBER 31,
                                                        ---------------------
                                                         2 0 0 2     2 0 0 1
                                                        ---------   ---------
    Payroll and related amounts......................   $   7,915   $   7,859
    Accrued expenses.................................       4,107       4,139
    Interest payable.................................         737         862
    Advances from customers..........................         212         192
    Value added tax..................................         792       1,093
    Income tax authorities...........................         206         350
    Deferred income taxes............................         860         576
    Others...........................................         127         143
                                                        ---------   ---------
                                                        $  14,956   $  15,214
                                                        =========   =========

ALLOWANCE FOR LOSSES OF AFFILIATED COMPANY

In the end of 2000, the Company and Zuken Inc., a company based in Japan, established a joint venture in Japan, Zuken-Tecnomatix K.K., for the purpose of selling and marketing the electronics software products of the Electronics division and related services. In the framework of the joint venture agreement, the Company invested in December 2000, 49,000 Japanese Yen (equivalent to $ 437) in Zuken-Tecnomatix K.K. in exchange for 49% of its share capital. During 2002 and 2001, the Company recorded losses in the amount of $ 431 and $ 532, respectively, from its share in Zuken-Tecnomatix K.K.

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

The Company operates in two segments, the Mechanical division and the Electronics division, reflecting the different nature of the products and the manufacturing processes they address. The Mechanical division develops, sells, markets and supports software products to the automotive, aerospace and heavy equipment industries, and the Electronics division develops, sells, markets and supports software products to the electronics industry.

The Company evaluates performance based on profit and loss from operations before income taxes, interest expenses and other income. The Company does not identify or allocate its assets by operating segments as part of the assessment of segment performance; accordingly, assets are not reported by segment.

                                                             YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                         2 0 0 2     2 0 0 1     2 0 0 0
                                                        ---------   ---------   ---------
    MECHANICAL:
    Revenues.........................................   $  64,670   $  66,454   $  63,255
                                                        =========   =========   =========

    Operating loss...................................   $    (180)  $  (1,530)  $  (9,336)
                                                        =========   =========   =========

    ELECTRONICS:
    Revenues.........................................   $  17,335   $  20,446   $  25,763
                                                        =========   =========   =========

    Operating loss...................................   $  (1,568)  $ (12,985)  $ (11,337)
                                                        =========   =========   =========

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

    REVENUES:                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                         2 0 0 2     2 0 0 1     2 0 0 0
                                                        ---------   ---------   ---------
    Israel...........................................   $      37   $       9   $     188
    U.S.A............................................      24,781      24,809      26,689
    Germany..........................................      24,262      22,665      24,794
    France...........................................       9,299      10,260      11,088
    Japan............................................       9,691      16,393      13,947
    Other Asian countries............................       3,248       2,274       2,323
    Other European countries.........................      10,687      10,490       9,989
                                                        ---------   ---------   ---------
     Total revenues..................................   $  82,005   $  86,900   $  89,018
                                                        =========   =========   =========

    LONG-LIVED ASSETS:                                       YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                         2 0 0 2     2 0 0 1     2 0 0 0
                                                        ---------   ---------   ---------
    Israel...........................................   $  10,079   $  12,308   $  14,907
    U.S.A............................................       7,472       7,686       9,855
    Germany..........................................       2,903       2,503       2,061
    France...........................................         571       2,006       3,457
    Japan............................................         974         726         887
    Other countries..................................         290         236       2,647
                                                        ---------   ---------   ---------
    Total long-lived assets..........................   $  22,289   $  25,465   $  33,814
                                                        =========   =========   =========

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 16 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (CONTD.)

RESEARCH AND DEVELOPMENT, NET

                                                            YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                         2 0 0 2     2 0 0 1     2 0 0 0
                                                        ---------   ---------   ---------
Gross research and development costs.................   $  23,491   $  28,333   $  33,030
Less- software development costs capitalized.........       4,097       5,103       7,294
Less - participation:
  The Government of Israel:
  Royalty-bearing grants.............................       3,071       1,974       2,776
  Other grants.......................................       1,481       1,724       1,949
  Non-Israeli grants.................................          30         316         263
                                                        ---------   ---------   ---------
 Research and development, net                          $  14,812   $  19,216   $  20,748
                                                        =========   =========   =========

RESTRUCTURING AND ASSET IMPAIRMENT

RESTRUCTURING IN 2001:

In October 2001, in light of the worldwide economic recession and the slowdown in investments in information technologies, especially in the U.S., the management of the Company resolved to initiate a cost reduction plan aimed at reducing excess personnel and capacity costs, and thus the level of its operating expenses. As a result of this plan, the Company recorded in the fourth quarter of 2001 restructuring costs and asset impairment in the amount of $ 1,843.

The reorganization plan included mainly the discharge of certain employees in both business segments of the Company, Mechanical and Electronics. The discharged employees were identified by name and position in advance as part of the plan, and given termination notice during the fourth quarter of 2001. Restructuring costs relating to such employees represent severance and benefits expenses incurred by the Company in connection with the layoff of the employees, and related legal consulting in connection with the layoff process.

The reduction in headcount resulted in the utilization of less office space and office equipment in certain offices of the Company around the world. Consequently, the Company recorded costs in connection with payments required under lease contracts and write-off of office equipment for which no alternative use has been found.

The Company also recorded a charge of $ 316 related to the impairment of certain software development costs capitalized in connection with software product included in the Electronics segment. Key factors in this write-off were lay-off of personnel directly related to this product and abandonment of this line of activity.

The 2001 restructuring costs are summarized in the following table:

     Severance benefits       Excess facilities and       Asset
    and resulted expenses   write-off of fixed assets   impairment     Total
    ---------------------   -------------------------   ----------  ------------
          $  1,121                    $  406              $  316     $  1,843(1)
         ==========                  ========            ========   ============

(1) An amount of $ 764 was paid through December 31, 2001. The balance of $ 689 (excluding the non-cost asset impairment and write-off of fixed assets) was paid during 2002.

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

RESTRUCTURING IN 2002:

In the fourth quarter of 2002 following the continuous worldwide economic recession and slowdown in investments in information technologies, especially in the Electronics industry in the U.S., management resolved to initiate an additional cost reduction plan aimed at reducing excess personnel and capacity costs. As a result of such plan, the Company recorded in the fourth quarter of 2002 restructuring costs of $ 651.
The restructuring plan included the discharge of certain employees mainly in the Electronics segment. Discharged employees were identified by name and position in advance as part of the plan, and given notice during the fourth quarter of 2002. Restructuring costs relating to such employees represent severance and benefits expenses incurred by the Company in connection with the lay-off of the employees, and related legal consulting expenses in connection with the lay-off process.
The reduction in headcount resulted in utilization of less office and equipment in certain offices of the Company around the world. Consequently, the Company wrote-off office equipment for which no alternative use has been found.

The 2002 restructuring costs are summarized in the following table:

     Severance benefits
    and resulted expenses   Write-off of fixed assets     Total
    ---------------------   -------------------------   ----------
          $ 495 (1)                   $ 156               $  651
         ===========                 =======             ========

(1) An amount of $ 240 was paid through December 31, 2002. The balance of $ 255 is expected to be paid during 2003.

IMPAIRMENT OF SOFTWARE ACQUIRED

During 2002 the Company recorded a charge of $ 375 related to the impairment of certain software acquired as a result of technological changes in the platform of the Company's software products.

OPERATING EXPENSES, NET

Selling and marketing expenses include bad debt expenses of $ 1,217, $ 1,553 and $ 1,713 for the years ended December 31, 2002, 2001 and 2000, respectively.

FINANCIAL INCOME (EXPENSES), NET

                                                             YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                         2 0 0 2     2 0 0 1     2 0 0 0
                                                        ----------  ---------   ---------
Interest income from marketable securities...........   $    1,889  $   1,726   $   3,402
Interest expenses and bank fees......................         (160)      (118)       (492)
Amortization of deferred issuance costs..............         (192)      (226)       (223)
Interest expenses on convertible notes...............       (2,201)    (2,466)     (2,534)
Gain from repurchase of convertible notes............          599      1,393          --
(Loss) gain from realization and devaluation of
 marketable securities..............................          (153)       933         778
(Loss) gain on foreign currency transactions, net....         (217)       872         518
Exchange rates differences, net......................         (364)      (923)       (101)
                                                        ----------  ---------   ---------
                                                        $     (799) $   1,191   $   1,348
                                                        ==========  =========   =========

                          TECNOMATIX TECHNOLOGIES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                  SCHEDULE VIII

                          TECNOMATIX TECHNOLOGIES LTD.

                        VALUATION AND QUALIFYING ACCOUNTS

                                                             YEAR ENDED DECEMBER 31,
                                                        ---------------------------------
                                                         2 0 0 2     2 0 0 1     2 0 0 0
                                                        ----------  ---------   ---------
Allowance for doubtful accounts at beginning of year..  $    2,000  $   2,617   $     869

Acquisition of Fabmaster..............................          --         --         124

Provision.............................................       1,217      1,553       1,713

Translation adjustments...............................        (656)      (304)         --

Accounts receivable written off.......................        (470)    (1,866)        (89)
                                                        ----------  ---------   ---------

Allowance for doubtful accounts at end of year........  $    2,091  $   2,000   $   2,617
                                                        ==========  =========   =========

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors'
Tecnomatix Technologies, Inc.:

We have audited the consolidated balance sheets of Tecnomatix Technologies, Inc. (the Company), a wholly-owned affiliate of Tecnomatix Technologies, Ltd. (TTL), as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' deficit and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tecnomatix Technologies, Inc. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As described in notes 1 and 3 to the consolidated financial statements, the Company conducts a significant amount of business with its affiliates, and receives advances from TTL to guarantee future operations of the Company.

As discussed in note 2(e) to the consolidated financial statements, the Company changed the estimated useful lives of certain capitalized software development costs in 2002.

As discussed in note 2(f) to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, as of January 1, 2002.

/s/ KPMG LLP

Detroit, Michigan
January 24, 2003