Form 20-F
period 2003-12-31
TECNOMATIX TECHNOLOGIES LTD
filed 2004-03-31
CIK 895457

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------

                                    FORM 20-F

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM ______ TO ______

                         COMMISSION FILE NUMBER 0-21222

                          TECNOMATIX TECHNOLOGIES LTD.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          N/A                                              ISRAEL
(TRANSLATION OF REGISTRANT'S                 (JURISDICTION OF INCORPORATION OR
    NAME INTO ENGLISH)                                  ORGANIZATION)

            DELTA HOUSE, 16 ABBA EBAN AVENUE, HERZLIYA 46120, ISRAEL
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT.

  TITLE OF EACH CLASS REGISTERED               NAME OF EACH  EXCHANGE ON WHICH
  ------------------------------               -------------------------------
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 11,938,827 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 __ Item 18 [X]

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

                                TABLE OF CONTENTS

PART ONE

ITEM 1.    Identity of Directors, Senior Management and Advisors.........................    Not applicable
ITEM 2.    Offer Statistics and Expected Timetable.......................................    Not applicable
ITEM 3.    Key Information...............................................................           4
ITEM 4.    Information on the Company....................................................          15
ITEM 5.    Operating and Financial Review and Prospects..................................          31
ITEM 6.    Directors, Senior Management and Employees....................................          48
ITEM 7.    Major Shareholders and Related Party Transactions.............................          57
ITEM 8.    Financial Information.........................................................          61
ITEM 9.    The Offer and Listing.........................................................          62
ITEM 10.   Additional Information........................................................          63
ITEM 11.   Quantitative and Qualitative Disclosure about Market Risk.....................          76
ITEM 12.   Description of Securities Other than Equity Securities........................    Not applicable

PART TWO

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies...............................          79
ITEM 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds..          79
ITEM 15.   Controls and Procedures.......................................................          80
ITEM 16A.  Audit Committee Financial Expert..............................................          80
ITEM 16B.  Code of Ethics................................................................          80
ITEM 16C.  Principal Accountant Fees and Services........................................          81
ITEM 16D.  Exemptions From The Listing Standards for Audit Committees.................. .    Not applicable
ITEM 16E.  Repurchase of Equity Securities by the Issuer and Affiliated Purchasers.......          82

PART THREE

ITEM 17.   Financial Statements..........................................................    Not applicable
ITEM 18.   Financial Statements..........................................................          82
ITEM 19.   Exhibits......................................................................          82
SIGNATURES...............................................................................          85

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

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


                                                                 Year Ended December 31,
                                          --------------------------------------------------------------------
                                                 2003          2002         2001            2000          1999
                                          -----------   -----------   -----------    -----------   -----------
                                                         (In thousands, except share data)
                                                         ----------------------------------
STATEMENT OF OPERATIONS DATA:

Revenues
   Software license fees                  $    36,033   $    36,385   $    42,316    $    51,699   $    57,444

   Services                                    50,224        45,620        44,584         37,319        30,574
                                          -----------   -----------   -----------    -----------   -----------
Total Revenues                                 86,257        82,005        86,900         89,018        88,018
                                          -----------   -----------   -----------    -----------   -----------
   Cost of software license fees
        Cost and expenses                      10,114         8,062         7,851          5,764         5,003

        Impairment of capitalized
   software development costs                   2,180          ----           316           ----          ----
                                          -----------   -----------   -----------    -----------   -----------
   Total cost of software licenses             12,294         8,062         8,167          5,764         5,003
                                          -----------   -----------   -----------    -----------   -----------
   Cost of services                            15,281        15,005        15,268         13,354         9,251

   Amortization of acquired intangibles           136         2,491         7,758          7,801         4,434

   Research and development, net               14,960        14,812        19,216         20,748        16,451

   Selling and marketing                       42,491        36,887        44,624         50,737        39,333

   General and administrative                   4,673         5,013         4,855          6,037         4,932

   Write-off of long-term investment             ----           457          ----           ----          ----

   Impairment of software acquired                937           375          ----           ----          ----

   Restructuring charges                        2,659           651         1,527           ----          ----

   In-process research and development
   and acquisition costs                        3,530          ----          ----          5,250         9,944
                                          -----------   -----------   -----------    -----------   -----------
Total costs and expenses                       96,961        83,753       101,415        109,691        89,348
                                          -----------   -----------   -----------    -----------   -----------
Operating income (loss)                       (10,704)       (1,748)      (14,515)       (20,673)       (1,330)

Financial income (expense), net                   679          (799)        1,191          1,348         3,241
                                          -----------   -----------   -----------    -----------   -----------
Income (loss) before taxes on income          (10,025)       (2,547)      (13,324)       (19,325)        1,911

Taxes on income                                  (212)          148           (54)          (505)         (579)
                                          -----------   -----------   -----------    -----------   -----------
Income (loss) after taxes on income           (10,237)       (2,399)      (13,378)       (19,830)        1,332

Share in loss of affiliated company              (103)         (431)         (532)          (131)         ----
Minority interest in net income (loss)
of subsidiary                                    ----          ----          ----              2            22
                                          -----------   -----------   -----------    -----------   -----------
Net income (loss                          $  (10,340)   $   (2,830)   $   (13,910)   $   (19,959)  $     1,354
                                          ===========   ===========   ===========    ===========   ===========
Basic earnings (loss) per share

   Net income (loss                       $     (0.94)  $     (0.27)  $     (1.35)   $     (1.95)  $      0.14
                                          ===========   ===========   ===========    ===========   ===========
Diluted earnings (loss) per share

   Net income (loss                       $     (0.94)  $     (0.27)  $     (1.35)   $     (1.95)  $      0.13
                                          ===========   ===========   ===========    ===========   ===========
Weighted average number of shares used
for computing basic earnings (loss) per
share                                      11,054,556    10,607,140    10,366,125     10,224,737     9,674,778
                                          ===========   ===========   ===========    ===========   ===========
Weighted average number of shares used
for computing diluted earnings (loss)
per share                                  11,054,556    10,607,140    10,366,125     10,224,737    10,403,719
                                          ===========   ===========   ===========    ===========   ===========


                                                                  AT DECEMBER 31,
                                          ---------------------------------------------------------------
BALANCE SHEET DATA                              2003         2002         2001          2000         1999
                                          ----------   ----------    ---------    ----------   ----------
Working capital...................        $   12,469   $   26,837    $  57,341    $   67,523   $   78,154

Total assets......................           117,100      115,817      123,284       149,318      175,443

Short-term credits and current
maturities of long-term debt......               833         ----          687           784       10,883

Long-term debt....................            24,167       37,428       43,765        49,250       49,250

Shareholders' equity..............            58,352       54,917       55,893        69,696       84,691

D.  RISK FACTORS

CERTAIN STATEMENTS INCLUDED IN THIS ANNUAL REPORT, WHICH USES THE TERMS "ESTIMATE", "PROJECT", "INTEND", "EXPECT" AND SIMILAR EXPRESSIONS, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING THE RISK FACTORS SET FORTH BELOW. BECAUSE OF TIME AND OTHER FACTORS AFFECTING OUR OPERATING RESULTS, PAST HISTORICAL PERFORMANCE SHOULD NOT BE USED AS AN INDICATOR OF FUTURE PERFORMANCE, AND INVESTORS SHOULD NOT USE HISTORICAL TRENDS TO ANTICIPATE RESULTS OR TRENDS IN FUTURE PERIODS.

RISKS RELATED TO OUR BUSINESS

WE HAVE A RECENT HISTORY OF ANNUAL AND QUARTERLY LOSSES AND CANNOT ASSURE YOU THAT WE WILL RETURN TO PROFITABILITY ON AN ANNUAL BASIS OR ON A QUARTERLY BASIS IN THE FUTURE.

We incurred net losses of approximately $14 million, $2.8 million and $10.3 million in 2001, 2002 and 2003, respectively. In addition, we incurred net losses during each of the quarters of 2001, each of the four quarters of 2002 and the first quarter, the third quarter and the fourth quarter of 2003, in which we lost $1.4 million, $4.7 million, and $4.4 million, respectively. In the second quarter of 2003 we had net income of $0.2 million. We cannot be certain that we will return to profitability on an annual basis or on a quarterly basis.

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

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and may be subject to continued fluctuation in the future. The following events may cause such fluctuations:

      o changes in timing of orders, especially large orders, for our products and services;
      o  the U.S. dollar value of orders for our products and services;
      o adverse economic conditions and international exchange rate and currency fluctuations;
      o  delays in the implementation of our solutions by customers;
      o  changes in the proportion of service and license revenues;
      o  timing of product releases;
      o changes in the economic conditions of the various industries in which our customers operate;
      o  price and product competition;
      o increases in selling and marketing expenses, as well as other operating expenses;
      o  technological changes;
      o  political instability in the Middle East; and
      o  consolidation of our clients.

A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If this happens in the future, the price of our ordinary shares will likely decrease again.

IF WE FAIL TO RETAIN OUR CUSTOMERS, OUR REVENUES MAY INCREASE AT A SLOWER RATE OR MAY DECREASE. CONVERSELY, A SIGNIFICANT INCREASE IN THE NUMBER OF OUR CUSTOMERS OR IN OUR DEVELOPMENT OF NEW PRODUCT OFFERINGS COULD REQUIRE US TO EXPEND SIGNIFICANT AMOUNTS OF MONEY, TIME AND OTHER RESOURCES TO MEET THE DEMAND.

We sell our products to major electronics, aerospace and automotive companies and their suppliers and other discrete manufacturing companies worldwide and our business depends on our ability to retain these customers. Approximately 83% of our revenues from software license fees in 2002 and 78% of these revenues in 2003 resulted from repeat sales to existing customers. The decrease in the percentage of repeat sales is attributed to sales made for the first time to customers of USDATA Corporation, from which we acquired substantially all of the assets during 2003 (see Item 4A). We cannot assure you that we will be able to retain our existing customers, including former customers of USDATA, and make repeat sales to those customers. Our inability to retain these customers would also adversely affect our revenues from services.

Conversely, a significant increase in the number of our customers or in our development of new product offerings, or both, could require us to expend significant amounts of money, time and other resources to meet the demand. This could strain our personnel and financial resources.

OUR SALES CYCLE IS VARIABLE AND SOMETIMES LONG AND INVOLVES SIGNIFICANT RESOURCES ON OUR PART, BUT MAY NEVER RESULT IN ACTUAL SALES.

The decision to utilize our solutions and products often entails a significant change in a potential customer's organization, information technology systems, and business processes. Accordingly, sales often require extensive educational, sales and engineering efforts. Specifically, the marketing and sales efforts of our eMPower Enterprise Solutions typically entail the education of, and consulting with, a broad range of individuals and departments within a potential customer's organization. Moreover, provision of these server-based and Web-enabled comprehensive solutions involves our Global Professional Services organization integrating these solutions into the customer's information technology environment, as well as providing training and support. The large number of individuals and departments involved in the decision of a potential customer to purchase our enterprise solutions makes that decision more complex, with a sales cycle of approximately nine to twelve months.

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

RECENTLY, WE HAVE WITNESSED AN INCREASE IN OUR REVENUES FROM SERVICES AND A DECREASE IN OUR REVENUES FROM SOFTWARE. IF THIS TREND CONTINUES, IT MAY ADVERSELY AFFECT OUR GROSS MARGINS AND PROFITABILITY.

Our revenues from software decreased from $42,316,000 in 2001 to $36,385,000 in 2002 and to $36,033,000 in 2003. During the same period, our revenues from services increased from $44,584,000 in 2001 to $45,620,000 in 2002 and to $50,224,000 in 2003. The reason for the increase in revenues from services is due to the increase in sales of our eMPower Enterprise Solutions which require integration into the existing environment of our customers, as well as customization and deployment services provided by our Professional Global Services unit. Our gross margin from software is higher than our gross margin from services, since our cost of services includes expenses of salaries and related benefits of the employees engaged in providing the services, whereas the cost of producing software is relatively insignificant. If this trend continues, our gross margins and profitability may be adversely affected.

IF WE ARE UNABLE TO ACCURATELY PREDICT AND RESPOND TO MARKET DEVELOPMENTS OR DEMANDS, OR IF OUR PRODUCTS ARE NOT ACCEPTED IN THE MARKETPLACE, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

The market for manufacturing process management (MPM) is rapidly evolving. This makes it difficult to predict demand and market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products does not develop as quickly as we expect, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline.

WE MAY BE UNABLE TO PARTNER WITH PROVIDERS OF PRODUCT LIFE-CYCLE MANAGEMENT SOLUTIONS, MANUFACTURING SOLUTIONS AND HARDWARE VENDORS, AND FAILURE TO DO SO MAY ADVERSELY AFFECT OUR BUSINESS.

Our eMPower solutions and products are part of a broad manufacturing domain and have to tightly integrate with other information technology systems and automation equipment. In addition, our eMPower Enterprise Solutions comprise an integral part of a broad product life-cycle management (PLM) solution. Accordingly, it is important for us to form joint business arrangements with manufacturing software and equipment vendors in order to develop new software products, or to integrate our products with the products of other entities, or market our products together with the products of other entities. If we are unable to partner with some or all of those companies, or if the market does not accept the solutions provided by the companies with which we cooperate, our sales and revenues may decline.

WE MAY BE UNABLE TO ACHIEVE THE BENEFITS WE ANTICIPATE FROM JOINT SOFTWARE DEVELOPMENT, MARKETING OR OTHER STRATEGIC ARRANGEMENTS WITH OUR BUSINESS PARTNERS.

As part of our strategy, we enter into various development or joint business arrangements to develop new software products, integrate our products with the products of other entities or market our products together with the products of other entities. We may distribute ourselves or jointly sell with our business partners an integrated software product and pay a royalty to the business partner based on end-user license fees under these joint business arrangements. The market may reject these integrated products or these arrangements may not succeed for other reasons. As a result we may not achieve the revenues we anticipated at the time we entered into the joint arrangement.

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

Defects may be found in current or future products and versions after the start of commercial shipment. This could result in:

      o  a delay or failure of our products to achieve market acceptance;
      o  adverse client reaction;
      o  negative publicity and damage to our reputation;
      o  diversion of resources; and
      o  increased services costs.

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

We sell our products to major electronics, aerospace and automotive companies and their suppliers and other discrete manufacturing companies. Therefore, our success in selling our products and services is dependent upon the level of activity in such industries. If, whether as a result of a general slowing of local or global economies or otherwise, economic activity in one or more of our target industries decreases or fails to grow, our revenues will most likely decrease. For example, since a substantial portion of our revenues is derived from sales to the automotive industry and since the automotive industry is traditionally subject to cyclicality, any adverse change in the level of activity in the automotive industry could materially adversely affect the level of our revenues, as evidenced in the decrease in revenues to $46.9 million, or 54% of total revenues in 2003, from $47.5 million, or 58% of total revenues, in 2002. Another example is the electronics industry: as a result of the continued slowdown in the U.S. electronics industry in 2002 and 2003 and the slowdown in the Asia Pacific electronics industry in 2003, our revenues from the electronics industry decreased to $18.3 million or 21% of our total revenues in 2003, compared to $20.4 million or 25% of our total revenues in 2002.

GREATER MARKET ACCEPTANCE OF OUR COMPETITORS' PRODUCTS COULD RESULT IN REDUCED REVENUES OR GROSS MARGINS.

We compete with other providers of MPM solutions in the automotive, electronics, aerospace and other manufacturing industries. In addition, as a result of the consolidation in the product life-cycle management solution market, we have begun to compete with providers of product life-cycle management solutions that do not necessarily provide MPM solutions, as we do. A number of our current competitors, including Dassault Systems S.A., have, and our prospective competitors may have, competitive advantages in relation to us. These advantages may include greater technical and financial resources, more developed marketing and service organizations, greater expertise and broader customer bases and name recognition than us.

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

WE MAY BE UNABLE TO MAINTAIN OUR SALES, MARKETING AND SUPPORT ORGANIZATIONS, WHICH MAY HINDER OUR ABILITY TO MEET CUSTOMER DEMANDS.

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

OUR REVENUE GROWTH MAY DEPEND ON OUR ABILITY TO INCREASINGLY MAKE SALES THROUGH THIRD PARTIES.

We intend to increase our focus on sales through third parties in 2004 and onward. If we do not succeed in executing our strategy of increasing our sales through indirect sales channels, we may be unable to achieve revenue growth.

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

In general, we have relied on a combination of internally developed technology, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. Therefore, there can be no assurance that the measures taken by us to protect our proprietary technologies are or will be sufficient to prevent misappropriation of our technologies by unauthorized third parties or independent development of similar products or technologies by others.

Substantial litigation over intellectual property rights exists in the software industry. In the past, we have been subject to certain software infringement claims, and we expect that software products may be increasingly subject to third-party infringement claims as the number of products and competitors in our industry grows and the functionality of products in different industry segments overlaps. We believe that many industry participants have filed or intend to file patent and trademark applications covering aspects of their technology. We cannot be certain that they will not make a claim of infringement against us based on our products and technology. Any claims, with or without merit, could:

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

We market and sell our products and services in North America, Europe and Asia and derive a significant portion of our revenues from customers in Europe and Asia. We received 71% of our total revenues in 2001, 70% of our total revenues in 2002 and 67% of our total revenues in 2003 in non-U.S. dollar currencies from sales to customers located outside of North America. Since our financial results are reported in dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. In 2001 and the first quarter of 2002, decreases in Euro-U.S. dollar exchange rates adversely affected our results of operation. In the second, third and fourth quarters of 2002 and in 2003 this trend was reversed as the Euro strengthened compared to the U.S. dollar, which positively affected the results of our operations. However, we cannot be certain that such trend will continue. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operation. In addition, we have sales and support facilities and offices in many locations outside of North America, including in Germany, France, Italy, the United Kingdom, Sweden, the Netherlands, Denmark, Japan, Korea, Singapore, Taiwan and China. These operations and our entry into additional international markets may require significant management attention and financial resources. We are also subject to a number of risks customary for international operations, including:

      o changing product and service requirements in response to new regulations and requirements in various markets;
      o  economic or political changes in international markets;
      o greater difficulty in accounts receivable collection and longer collection periods;
      o  unexpected changes in regulatory requirements;
      o  difficulties and costs of staffing and managing foreign operations;
      o the uncertainty of protection of intellectual property rights in some countries; and
      o  multiple and possibly overlapping tax structures.

ANY FUTURE ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY DISTRACT OUR MANAGEMENT AND DISRUPT OUR BUSINESS. IN ADDITION, THE ISSUANCE BY US OF SECURITIES AS CONSIDERATION PAYABLE IN SUCH ACQUISITIONS COULD BE DILUTIVE TO OUR EXISTING SHAREHOLDERS.

One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. We have made several acquisitions of companies or the assets of companies in the past. In September 2003, we acquired substantially all of the assets and assumed certain liabilities of USDATA Corporation, a Delaware company. We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies' businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. We may incur indebtedness or issue equity securities, as we have done in the case of USDATA, to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders. Currently, we do not have any agreement to enter into any material investment or acquisition transaction.

THE MARKET PRICE AND VOLUME OF TRADING OF OUR ORDINARY SHARES MAY BE VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID, OR AT ALL.

The market prices of securities of information technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price and liquidity of our ordinary shares. The market price and volume of trading of our ordinary shares may fluctuate substantially due to a variety of factors, including:

      o any actual or anticipated fluctuations in our financial condition and operating results; public announcements concerning us or our competitors, or the information technology industry; the introduction or market acceptance of new service offerings by us or our competitors; changes in security analysts' financial estimates;
      o  changes in accounting principles;
      o  sales of our ordinary shares by existing shareholders;
      o changes in political, military or economic conditions in Israel and the Middle East; and
      o  the loss of any of our key personnel.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business.

OUR EXECUTIVE OFFICERS AND DIRECTORS AND ENTITIES THAT MAY BE DEEMED TO BE AFFILIATED WITH THEM MAY BE ABLE TO INFLUENCE MATTERS REQUIRING SHAREHOLDER APPROVAL AND THEY MAY DISAPPROVE ACTIONS THAT YOU VOTE TO APPROVE.

Our executive officers and directors and entities that may be deemed to be affiliated with some of them beneficially owned approximately 25% of our outstanding ordinary shares as of March 24, 2004. Except as otherwise disclosed in Schedules 13D filed by several of our directors and entities affiliated with some of them, there are no voting or similar agreements among such shareholders. However, if such shareholders were to act together, they would be able to significantly influence certain matters requiring approval by our shareholders, such as the election of directors and the approval of mergers or other business combination transactions.

RISKS RELATED TO OUR LOCATION IN ISRAEL, OUR TAX STATUS AND LIMITATIONS ON A CHANGE OF CONTROL

IT MAY BE DIFFICULT TO EFFECT SERVICE OF PROCESS AND ENFORCE JUDGMENTS AGAINST DIRECTORS, OFFICERS AND EXPERTS IN ISRAEL.

We are incorporated in Israel. Many of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

POLITICAL, ECONOMIC AND MILITARY CONDITIONS IN ISRAEL COULD NEGATIVELY IMPACT OUR BUSINESS.

We are organized under the laws of the State of Israel. Our principal research and development facility is located in Israel. Although all of our sales are currently being made to customers outside Israel, and we believe that we have established additional development and support capabilities in locations outside Israel, we are influenced by the political, economic and military conditions affecting Israel.

Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors or, since October 2000, the Palestinians, and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities or other events related to Israel will not have a material adverse effect on us or our business. Several Arab countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses.

Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all such reservists are subject to being called to active duty at any time under emergency circumstances. While we have historically operated effectively under these requirements, we cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect of any expansion or reduction of these obligations on us.

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE U.S. DOLLAR.

Our functional currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the U.S. dollar cost of our operations. In 1999 and 2000, while the rate of inflation was low, there was a devaluation of the U.S. dollar against the NIS. In 2001 and 2002, the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation. In 2003, there was on one hand a devaluation of the U.S. dollar against the NIS and on the other hand a deflation. We cannot predict any future trends in the rate of inflation/ deflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected.

THE INCENTIVES AVAILABLE TO US FROM THE ISRAEL GOVERNMENT PROGRAMS MAY BE DISCONTINUED OR REDUCED AT ANY TIME, WHICH WOULD LIKELY INCREASE OUR TAXES AND/OR OUR NET RESEARCH AND DEVELOPMENT COSTS.

We receive grants from the Government of Israel towards research and development activities. In addition, we receive certain tax benefits from the Government of Israel towards our production facilities in Israel. To maintain our eligibility for these grants and tax benefits we must continue to meet specified conditions. These grants and tax benefits may restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the grants and tax benefits received could be canceled and we could be required to refund any payments previously received under these grants and tax benefits or pay fines. The Government of Israel has reduced the grants available to us and tax benefits may be discontinued or reduced in the future. If these grants and tax benefits are terminated or reduced, our net research and development costs may increase and we could pay increased taxes in the future, which could decrease our profits.

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

Depending on various factors described below in Item 10E, we could be characterized, for United States income tax purposes, as a passive foreign investment company ("PFIC"). Such characterization could result in adverse United States tax consequences to U.S. Holders (as defined in Item 10E), which consequences may be eliminated or ameliorated by a QEF Election (as defined in Item 10E) that is in effect for any year in which we are a PFIC. Each U.S. Holder will be responsible for making this QEF Election on such holder's tax return. Failure to make a QEF Election may cause, among other things, any gain recognized on the sale or disposition of our ordinary shares to be treated as ordinary income for U.S. Holders. U.S. Holders should consult their United States tax advisors with respect to the United States tax consequences of investing in our ordinary shares, and the benefits of a QEF Election, as applied to their circumstances. Although we do not believe that we have been a PFIC for any tax year through and including 2003, we may be deemed to be a PFIC for tax year 2004 as a result of our substantial holdings of cash, cash equivalents and securities combined with a decline in our share price. For further discussion of the consequences of our possible PFIC status, please refer to Item 10E.

CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND OF ISRAELI LAW, AS WELL AS AGREEMENTS TO WHICH WE ARE PARTY, COULD DELAY, HINDER OR PREVENT A CHANGE IN OUR CONTROL.

Our articles of association contain provisions that could make it more difficult for a third party to acquire control of us, even if that change would be beneficial to our shareholders. Specifically, our articles of association provide that our board of directors is divided into three classes, each serving three-year terms. In addition, certain provisions of the Israeli Companies Law could also delay or otherwise make more difficult a change in our control. The provisions of the Companies Law relating to mergers and acquisitions are discussed in greater detail in "Item 10: Additional Information." In addition, under agreements with certain of our shareholders currently holding in the aggregate approximately 7.21% of our outstanding ordinary shares, standstill provisions restrict the ability of such shareholders to facilitate a change in control without our board's approval. See Item 7 "Major Shareholders and Related Party Transactions" and Item 10C "Additional Information - Material Contracts" for additional information regarding some of our major shareholders and such standstill provisions.

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our commercial and legal name is Tecnomatix Technologies Ltd. We are a company organized under the laws of the State of Israel and are subject to the Israel Companies Law 1999 - 5759. We began operations in 1983. Our principal offices are located at 16 Abba Eban Avenue, Herzliya 46120, Israel and our telephone number is +972-9-959-4777. Our U.S. agent is our subsidiary, Tecnomatix Technologies, Inc., located at 21500 Haggerty Road, Suite 300, Northville, Michigan.

In 2000, we first introduced our eMPower Enterprise Solutions to the market through a program based on customer education, pilot and proof-of-concept projects and limited initial implementations. In 2002, we began to see successful results from these efforts as a number of pilot projects converted to initial implementations, and those initial implementations led to broad adoptions and repeat orders. This trend continued in 2003 and by the end of the year 36% of our revenue from software license fees were derived from eMPower Enterprise Solutions and 64% from our eMPower stand-alone products

In October 2002, we acquired the CIMBridge software unit of Teradyne, Inc., a leading supplier of printed circuit board assembly equipment. CIMBridge, which provides software for printed circuit board assembly processes, was acquired by Teradyne in 2001 as part of its acquisition of GenRad Inc. Due to its focus on hardware, Teradyne sought a purchaser for the CIMBridge software that would continue to maintain the software for CIMBridge's 350 users. As consideration for this acquisition, we assumed certain liabilities. We also retained some of CIMBridge's employees and agreed to maintain the CIMBridge software as a stand-alone product and to assist CIMBridge's existing users in transitioning to our eMPower Assembly Expert product.

In September 2003, we acquired substantially all of the assets and assumed certain liabilities of USDATA Corporation (incorporated in Delaware), a provider of production management products based in Richardson, Texas. As consideration for the acquired assets, we issued to USDATA 945,807 of our ordinary shares, of which 222,319 ordinary shares are held in escrow for up to 18 months following the consummation of the transaction. In connection with the asset purchase transaction, SCP Private Equity Partners II, L.P., the primary stockholder of USDATA, purchased from us 139,764 ordinary shares for an aggregate purchase price of $2,000,000. We have retained most of USDATA's employees and expect to maintain the USDATA products for production management, including FactoryLink(R), a supervisory-level control (SCADA) product, and Xfactory(R), a manufacturing execution systems (MES) product.

In February 2004, we finalized a six-year agreement with Hewlett Packard (Israel) Ltd., whereby we outsourced most of our information technology (IT) operations worldwide to Hewlett Packard. Hewlett Packard will be responsible for the IT infrastructure, hardware, IT software (other than various research and development tools), IT services and support at our offices worldwide. Under the agreement, a regional support center will be established at our major offices worldwide which will be manned by permanent on-site personnel. Other offices will be manned by visiting personnel. In addition, a monitoring and control center will be established at Hewlett Packard's offices in Ra'anana, Israel. Hewlett Packard is expected to begin providing the services under the agreement in May 2004. By outsourcing our IT operations, we expect to simplify the process of creating a uniform, improved solution while reducing our IT cost worldwide.

In addition, HP Services Europe, Middle East and Africa (EMEA) Managed Services will work together with our sales and global professional services teams to promote our MPM business at customer sites worldwide

In December 2003, we redeemed $14,799,000 principal amount of our 5.25% Convertible Subordinated Notes which were issued in August 1997 and were due in August 2004. The redemption price of the notes was 100.75% of the outstanding principal amount of the notes plus accrued and unpaid interest until but excluding the redemption date.

In February 2004, our board of directors appointed Jaron Lotan as our chief executive officer. Mr. Lotan joined us in 2002 as president and chief operating officer and will continue to serve also as president. Prior to joining us, Mr. Lotan served as executive vice president for business and strategy at Orbotech Ltd., an Israeli company providing inspection and other manufacturing solutions to the electronics industry. Harel Beit-On, our former chief executive officer, continues to serve as active chairman of the board of directors.

B.  BUSINESS OVERVIEW

We develop and market software solutions for manufacturing process management
(MPM). Manufacturers are increasingly required to implement efficient and cost-effective production processes, offer the ability to effect product customization and rely on third-party suppliers in order to stay competitive. Our eMPower solutions enable collaboration between manufacturers and their production plants, external suppliers and other members of their extended enterprise and supply chain throughout the world with respect to the development, execution and management of their manufacturing processes. Our solutions allow manufacturers to accelerate new product introductions, reduce time-to-market for new products, reduce time-to-volume production and introduce greater flexibility into their manufacturing processes.

Our eMPower offering provides manufacturers and their extended enterprises with the ability to:

      o plan, engineer, simulate and optimize manufacturing processes and systems from the factory level down to the level of production lines and work cells;
      o estimate and analyze performance, cost and throughput of production lines;
      o create and debug programs for robots, numerical control, testing and other machines;
      o create manufacturing process documentation and work instructions that can be used on the production floor and re-used on future projects and production lines;
      o collect, analyze and manage production data from the shop-floor assembly equipment in real time;
      o monitor, supervise and control manufacturing processes on the shop-floor;
      o  define, predict and manage manufacturing tolerances; and
      o communicate, review and exchange manufacturing process information over the Internet.

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

We target the electronics, aerospace and automotive companies and their suppliers and other discrete manufacturing companies. We sell our products primarily through our direct sales force, although we are seeking to increase our sales through indirect sales channels. Our customers include most of the world's major automotive manufacturers including Audi, BMW, Camau, DaimlerChrysler, Fiat, Ford, General Motors, Kia, Mazda, PSA Peugeot Citroen, Renault, Volkswagen and Volvo; major aerospace manufacturers including Airbus, Boeing, British Aerospace, EADS, General Electric, Korea Aerospace Industries
(KAI), Lockheed Martin, McDonnel Douglas, and Pratt & Whitney; heavy machinery manufacturers such as GEC Alsthom, Hyundai, JI Case, Kuka, MAN, Mannesman, Komatsu and Mitsubishi Heavy Industries; and electronics manufacturers such as Alcatel, Canon, Celestica, Delphi, Ericsson, Hewlett Packard, Lucent, Motorola, Nokia, Philips, Sanmina-SCI, Schneider, Solectron, Siemens, Toshiba, Universal and Venture. We have initiated over 300 enterprise projects at different stages of adoption and over 100 companies have adopted our eMPower Enterprise Solution as their standard for at least one manufacturing domain or plant, including multi-million U.S. dollar investments by Airbus, Audi, BMW, EADS, Ford, General Motors, Kia, Korea Aerospace Industries, Kuka , Mazda, PSA Peugeot Citroen, and Schneider.

Our strategy is to leverage the success of our eMPower Enterprise Solutions to promote large and small-scale implementations by new customers, and to help our existing customers expand their deployments to other plants and divisions.

Our company comprises two divisions, the Mechanical division and the Electronics division. The Mechanical division handles all operations, including research and development, marketing and sales relating to the automotive, and aerospace industries and their suppliers, as well as to other manufacturing companies. The Electronics division handles all operations, including research and development, marketing and sales relating to the electronics assembly industry. We believe that by having two separate divisions we are able to best address the technology requirements, functions and range of shop-floor resources and expertise that are particular to the industries in the two divisions.

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

FROM COMPUTER-AIDED PRODUCTION ENGINEERING (CAPE) PRODUCTS TO MPM SOLUTIONS

The industrial process generally includes three main phases: (1) product design,
(2) production planning and engineering and (3) manufacturing. In the product design phase, a product is conceptualized and the product and its components are designed. The production-engineering phase involves the development, construction and installation of the manufacturing line for the product. The manufacturing phase consists of the orderly production of the product.

The product design phase features a high degree of computerization with the wide use of computer-aided design (CAD) systems. As a result, the CAD industry has developed into a multi-billion U.S. dollar industry. The manufacturing phase, due to the increased demand for flexibility in manufacturing systems, is characterized by the proliferation of computer-controlled equipment on the factory floor. This equipment includes robots, coordinate measurement machines commonly known as CMMs, numerical control machines commonly known as NC machines, printed circuit board assembly equipment and other sophisticated machine tools.

Despite the increasing acceptance of computer-based automation in the product design and manufacturing phases, the essential link between these phases-the production engineering phase-was traditionally performed with limited use of computers. Instead, production engineers received hard copies of drawings of the product designs from the CAD systems. Using elaborate drawings, mock-ups or models, corporate manufacturing standards, handbooks and drawings of existing production systems, the production engineers then evaluated the feasibility and costs of different manufacturing concepts and planned the sequence of manufacturing activities.

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

Production engineering is further complicated by several other factors:

      o frequent modifications in product design render portions of the previous engineering work useless and require costly and time-consuming redesign;
      o communication difficulties due to the large number of participants from many disciplines and, in many cases, from different organizations such as subcontractors and suppliers;
      o manufacturing design errors are generally detected at a late stage in the process and can be corrected only at substantial cost, involving delays in production start-up and line shut-downs, which if not corrected can result in unsatisfactory quality and lower production throughput; and
      o optimization of the production process may only begin after substantial completion of the installation and programming of equipment, resulting in the need to perform optimization on the shop-floor, which interferes with orderly production.

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

Our computer-aided production engineering (CAPE) technology was designed to address this missing link by allowing production engineers to create an on-screen virtual manufacturing environment that graphically displays and simulates actual manufacturing operations. Our suite of CAPE products enables production engineers to interactively arrange models of machines, production equipment and manufacturing lines and manipulate them to perform on-screen manufacturing activities while accessing and using the design data in its native format and sharing such data with product designers and shop-floor machines and robots.

IMPACT OF THE INTERNET ON PRODUCTION ENGINEERING

Beyond the complications and limitations inherent in the production engineering process, manufacturers must deal with the pressures of a global marketplace that increasingly relies on the Internet as a primary means of interaction at many levels of operations. The Internet and the globalization of the marketplace have created a significant shift in the standards and priorities of customers and manufacturers. Use of the Internet enables the conduct of business at an accelerated pace which, among other things, results in increasingly shorter product life cycles, decreasing time-to-market constraints and reduced inventories. Through Internet-based links with manufacturers, customers request higher levels of customization. This increase in numbers of product variants has contributed to a de-standardization of the marketplace.

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

THE INTRODUCTION OF MANUFACTURING PROCESS MANAGEMENT (MPM)

While we experienced wide acceptance of our computer-aided production engineering (CAPE) products, we decided that the shifting priorities and standards that characterize the Internet-oriented global marketplace required a more fully integrated platform and wider use of planning, data management and Web-based technologies in the production engineering phase of the manufacturing process. We called this extended CAPE domain, which encompassed collaborative planning, execution and management of manufacturing processes as well as detailed production engineering, manufacturing process management (MPM). We define MPM as a technology-enabled business strategy for defining, simulating, managing and executing production processes across the extended enterprise of supply chain partners and customers.

In March 2000, we launched a suite of eMPower Enterprise Solutions for manufacturing process management (MPM). These solutions are composed of a newly developed platform, new products and Web-based applications as well as some of our historically stand-alone CAPE products.

THE EXTENDED MPM SOLUTION

In 2003, we took a major step forward in our strategy to broaden the footprint of MPM throughout our customers' manufacturing facilities with the acquisition of substantially all of the assets and the assumption of certain liabilities of USDATA Corporation. USDATA's products for production management include FactoryLink(R), a supervisory-level control (SCADA) product, and Xfactory(R), a manufacturing execution systems (MES) product. FactoryLink and Xfactory offer a suite of production management applications and allow shop-floor personnel in a variety of industries (i) to monitor, supervise and control processes, and (ii) to track all aspects of discrete manufacturing production and maintain historically accurate records as well as real-time information of the production process, thereby enabling companies to analyze the manufacturing process and make better-informed decisions that reduce lead times and manufacturing costs. We intend to integrate Xfactory and FactoryLink into our eMPower platform to address the following customer needs that are currently unmet:

      o A common platform to manage the complete lifecycle of the production process from process planning to process execution, enabling manufacturing visibility throughout the enterprise, better decision making and implementation of best manufacturing practices; and

      o Bi-directional communication and collaboration between the shop floor and production engineering departments to accelerate time to volume, accommodate product changes, improve product quality and reduce product support.

THE TECNOMATIX OFFERING

To compete in the MPM domain and to enable manufacturers to pursue their MPM initiatives, we offer the eMPower family of solutions and products for MPM. The eMPower family comprises two basic approaches to selling into the MPM space that differ based on the complexity of the customer's need: eMPower Enterprise Solutions and eMPower Products.

EMPOWER ENTERPRISE SOLUTIONS

eMPower Enterprise Solutions consist of bundled applications and services geared to multifaceted customer needs. These bundles are typically customized and fine-tuned to meet an individual customer's specific needs. eMPower Enterprise Solutions consist of three technology components: (a) the electronic bill of processes or eBOP; (b) the Web-enabled server or eMServer; and (c) various eMPower applications.

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

THE EMPOWER APPLICATIONS-many of which were developed from our original computer-aided production engineering (CAPE) software-represent a fundamental shift from traditional production engineering methods. Our planning and engineering applications are based on proprietary technologies, including multiple-tier and Web architecture, kinematics modeling, simulation, data base utilization, data mining and integration technologies. Our technologies allow production engineers to create a computerized integrated representation of a complete manufacturing plant, its production lines and processes, which graphically displays and simulates actual manufacturing operations on-screen. Using these technologies, manufacturing planners and engineers can (a) plan new manufacturing production plants, lines and processes and update and optimize existing ones, (b) estimate cost, performance and throughput of new production lines (c) analyze manufacturing and maintenance implications of newly designed products, (d) design, visualize, simulate and optimize automated and manual manufacturing processes and systems from the factory level down to the level of production lines and work cells, (e) create and debug programs for robots and other machines using virtual machine models, (f) create and deliver documentation including manufacturing reports, analyses, schedules and work instructions to the shop floor and (g) collect information from shop-floor equipment and analyze the results.

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

Our factory execution applications for the electronics industry are based on proprietary algorithms and real-time tracking and monitoring technologies. These products enable real-time collection, sharing, analysis and management of assembly operations across the extended enterprise. This technology creates the link between the various design and engineering activities our customers perform with our products and the actual manufacturing of their products and efficient management of the production floor.

In addition, through the acquisition of USDATA's products, FactoryLink and Xfactory, we offer a suite of production management applications. See "The Extended MPM Solution" above for more information about these products.

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

PRODUCTION MANAGEMENT PRODUCTS are designed for monitoring, supervising and controlling manufacturing processes on the shop floor.

EMPOWER ADVANTAGES

We believe that the main benefits of our solutions and products are:

      o acceleration of time to ramp up production lines and reach full volume production;
      o  reduction of time and costs for bringing new products to market;
      o collaboration among various participants in the manufacturing process including its planning, production engineering and execution phases;
      o acceleration of response-time to more complex, personalized customer orders;
      o  optimization of product design for manufacturing and maintenance;
      o more effective mass customization due to increased flexibility in the manufacturing process;
      o  reduction of costly production line shut-down for programming;
      o  increase in productivity of production line operations;
      o  improvement in product quality; and
      o  visibility and control of shop-floor operations.

MARKETING AND SALES

Our objective is to build upon our success in the introduction of our eMPower offering and to be the market leader of the MPM industry. Our strategy to achieve this objective includes, among other things, strengthening our global selling and services, leveraging partnerships with other market leaders and extending MPM technology leadership and offerings. While our marketing strategy over the past few years mainly involved direct sales, we intend to increase focus on sales through third parties in 2004.

We focus our marketing and sales efforts on the electronics, aerospace and automotive companies and their suppliers and other discrete manufacturing companies as these are primary users of factory automation systems and their components. The addition of our new production management products presents opportunities for us to enter other industries, such as the food and beverage industry and the oil and gas industry, and we intend to approach these industries in 2004. We sell our products to large industrial companies as well as to smaller subcontractors and production engineering firms. Sales of our products to large industrial companies often facilitate the sale of our products to their subcontractors, production-engineering firms and service suppliers.

In Europe and Asia, our marketing and sales activities for the automotive, aerospace, and their suppliers and other discrete manufacturing industries are handled by our Mechanical division, and our marketing and sales activities for the electronics industry are handled by our Electronics division. Within the Mechanical division, we maintain industry-focused business units. Each unit is responsible for sales and marketing to a particular target industry. In the USA, the field operations organization for North America handles the marketing and sales activities for the automotive, aerospace, and their suppliers and other discrete manufacturing industries, as well as for the electronics industry.

We also maintain a Global Professional Services unit. This unit, which contains over 120 professionals located around the world, provides our clients with consulting and development services, as well as implementation, development and engineering support, in order to allow our clients to more efficiently integrate our solutions within their systems. The decision to utilize our products often entails a significant change in a potential customer's organization and business processes. Accordingly, sales often require extensive educational, sales and engineering efforts.

Our eMPower Enterprise Solutions enable collaboration between manufacturers and their production plants, external suppliers and other members of their extended enterprise and supply chain throughout the world with respect to the development, execution and management of their manufacturing processes. Therefore, the marketing and sales efforts of these eMPower Enterprise Solutions typically entail the education of, and consulting with, a broad range of individuals and departments within a potential customer's organization. Typically, the process of educating customers requires significant sales and engineering efforts which we believe are carried out most effectively by a worldwide direct sales and support organization, including members of our industry business units and Global Professional Services unit. Specifically, provision of these server-based and Web-enabled comprehensive solutions involves integrating these solutions into the customer's information technology environment and legacy systems, as well as providing training and support. The large number of individuals and departments involved in the decision of a potential customer to purchase our enterprise solutions makes that decision quite complex, with a sales cycle of approximately nine to twelve months. For example, in 2003 we entered into a global agreement with a major automotive manufacturer for the implementation of our MPM solutions throughout the customer's manufacturing operations worldwide. Prior to the execution of this agreement, we worked with the customer for two years, starting with pilot projects and gradually increasing deployment in a step-by-step process. Under the agreement, the manufacturer agreed to purchase our eMPower solutions, services and maintenance for manufacturing process planning, optimization and management. Total revenues generated under this agreement may exceed $50 million over the four-year period of the agreement. We maintain sales and support offices in the United States, France, Germany, Italy, the United Kingdom, Sweden, the Netherlands, Denmark, Japan and Korea, Singapore, Taiwan and China. Each of these offices is staffed with sales personnel and engineers to provide technical support. As of December 31, 2003, we had 434 employees who were engaged in direct sales and marketing operations, including pre-sale engineering, maintenance and support.

Our products are also sold by distributors in Europe and the U.S., as well as Australia, Brazil, China, Hong Kong, Korea, Japan, Mexico, Singapore, South Africa, and Taiwan. From time to time, we also sell our products through vendors of computer-aided design (CAD) products. In addition, we own 49% of Tecnomatix Zuken K.K., a joint venture company with Zuken Corporation, a leading provider of design solutions for Japanese electronics companies.. Tecnomatix Zuken markets, sells and supports our electronics assembly industry products in Japan. Our U.S. subsidiary, Tecnomatix Unicam, Inc. also sells its eMPower products for the electronics industry under a cooperation and reselling agreement with suppliers of surface mounted technology assembly equipment, including Assembleon, Autron Corporation Ltd., Fuji Machine Manufacturing Ltd., and Teradyne, Inc.

Similarly, we sell our products under a development, marketing and reselling agreement entered into in August 2002 with UGS PLM Solutions, Inc. (formerly named Unigraphics Solutions, Inc.), a subsidiary of Electronic Data Systems Corp
(EDS) that addresses the product life-cycle management (PLM) market. During 2003, both parties invested resources in development, marketing and sales training projects. By the end of 2003, we began to recognize the benefits of our relationship at major North American customers as they progressed in global implementation of our MPM solutions and required tight integration and collaboration between their prime software suppliers. In addition, the UGS PLM sales team began selling our eMPower solutions adding several new customers to our customer base.

GOVERNMENT REGULATIONS

The transfer of our technology that was developed with participation financing of the Office of the Chief Scientist in the Israel Ministry of Trade and Industry to third parties outside the State of Israel requires the approval of the Office of the Chief Scientist pursuant to the Law for the Encouragement of Research and Development in the Industry - 1984 and the regulations promulgated thereunder. See Item 5C - "Research and Development, Patents, Licenses, etc."

Israeli Governmental regulations prohibit trade with an "enemy state" which is in a state of war with the State of Israel, as defined in the regulations. Accordingly, we may not sell, directly or through our subsidiaries, our products and solutions to any customers in a country defined as an enemy state under the regulations. Similarly, our United States subsidiaries are subject to United States export laws, including the Bureau of Industry and Security Regulations, which prohibit the export or re-export of their software products to certain states (currently Cuba, Iran, Libya, and Sudan) or if used in activities related in any way to nuclear, chemical or biological weapons or missiles. We and our subsidiaries use adequate measures to comply with the foregoing requirements.

COMPETITION

We compete with other providers of MPM solutions in the automotive, electronics, aerospace and other manufacturing industries. Our competitors in one or more of these customer segments include Aegis Industrial Software, Inc., Apriso, Camstar, Dassault Systems (through its Delmia subsidiary and its partnership with IBM), Datasweep, Inc., General Electric, Honeywell, HMS Software, Inc, Invensys, Matrologic Group SA, Polyplan Technologies, Inc., Rockwell Automation, Siemens, Valor Computerized Systems Ltd., and Visiprise

It is likely that as the markets we serve continue to evolve, existing competitors may impose increased competitive pressures through acquisitions of complementary products and businesses, and there may be other market entrants. For example, as our MPM solutions comprise an integral part of a broad product life-cycle management solution, companies engaged in the product life-cycle management market, like SAP AG and Parametric Technology Corporation (PTC), that seek to provide full product life-cycle management solutions may choose to develop their own MPM solutions rather than incorporate third-party solutions such as ours. In addition, we expect to face competition from companies offering other platforms for enterprise-wide manufacturing activities. While these platforms may not compete directly with our present and future products, they may compete by offering alternative solutions designed to enhance companies' supply chains and overall performance.

Some of our existing competitors have, and prospective competitors may have, technical and financial resources, marketing and service organizations, expertise, customer bases and name recognition substantially greater than ours. In addition, some of our existing competitors have, and prospective competitors, particularly product life-cycle management vendors, may have, strong, established relationships with many of our existing and potential customers and may be able to offer combined product life-cycle management and MPM solutions. Furthermore, should competition intensify, we may have to reduce our prices. If we are unable to compete successfully, our business, financial condition and results of operations would be materially adversely affected.

We believe that the main competitive factors affecting our business include:

      o  technological leadership,
      o  product performance,
      o  integration and methodology expertise,
      o  domain expertise,
      o  customer base,
      o  customer support,
      o  price,
      o  distribution channels, and
      o ability to respond quickly and effectively to emerging opportunities and demand.

STRATEGIC ALLIANCES

As part of our attempt to expand our market reach and to offer a solution that is completely integrated with our customers' IT environments, we seek to partner, where appropriate, with providers of complementary solutions that augment our MPM solutions. For example, many large companies are now implementing IT infrastructures for product life-cycle management (PLM), or software solutions that support a product from original concept through product retirement. PLM systems therefore address activities such as product ideation, product definition, manufacturing process development, production and service. Accordingly, MPM is an integral part of PLM and forming alliances with PLM providers is a strategic goal for us.

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

In August 2002, we entered into a strategic alliance with UGS PLM Solutions, Inc. (formerly named Unigraphics Solutions, Inc.), a subsidiary of Electronic Data Systems Corp. (EDS), under which our eMPower Enterprise Solutions will be incorporated into the UGS PLM Solutions environment. The agreement establishes a joint development strategy, as well as cooperative marketing and distribution rights for both companies. We and UGS PLM Solutions will share revenues for all sales of our MPM products and the UGS planner products made by UGS PLM Solutions and its distributors. In large strategic accounts where we and UGS PLM Solutions are currently engaged, selling will be done jointly. In all other UGS PLM Solutions accounts, UGS PLM Solutions will sell independently of us and will define whether to provide all pre-sales, professional service and hot-line support independently or to recruit our services or help for these activities, on a case by case basis. A team of UGS PLM Solutions' sales personnel has received training on our products and has begun selling them directly to customers. In non-UGS PLM Solutions accounts, we will continue to sell directly to our customers as is currently practiced. During 2003, both companies invested considerable resources in development, marketing and sales training projects. By the end of 2003, we began to recognize the fruits of these investments, as the strategic relationship was instrumental in the addition of several new customers and the progress of global MPM implementations by some of our mutual customers. We continue to invest in sales and research and development projects with UGS PLM Solutions and expect to begin offering strong seamless integration between our MPM applications and the UGS PLM Solutions backbone during 2004. On March 14, 2004, EDS announced that it had entered into a definitive agreement to sell UGS PLM Solutions to a group of three private equity firms.

In August 2001, we entered into a global strategic development and marketing agreement with SAP AG to provide integration between our eMPower Enterprise Solution and SAP's product life-cycle management solution. This integration is designed to allow the bi-directional exchange of bill-of-materials and routing information between our and SAP's solutions, enabling, among other things, users of our eMPower solutions to plan and develop manufacturing processes on the basis of accurate and up-to-date Bill-of-Material information. Our agreement with SAP allows for both parties to sell directly to all customers.

In April 2002, we announced a joint product development and marketing partnership agreement with Siemens Automation and Drives Group, a world leader in automation and drives and programmable logic controllers (PLC). The agreement was the third in a series of product development agreements Siemens has made with us since 1999 to launch a newly integrated virtual environment that streamlines the engineering process and provides a seamless path from process design to shop-floor automation. The jointly developed eM-PLC product enables engineers to design manufacturing processes in a 3D virtual environment and then introduce control information into that virtual manufacturing cell.

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

Our Global Professional Services unit, which contains over 120 professionals located around the world, provides our clients with consulting and customization services, as well as deployment, training and on-going support, in order to allow our clients to more efficiently integrate our solutions within their systems. The unit was created as part of our transition from a tools-oriented provider to a provider of enterprise-wide solutions. These solutions require a higher degree of support to deploy and integrate with a customer's existing operations, due to their more comprehensive nature and enterprise-wide reach and impact.

Generally, we do not provide a warranty period for our products. Maintenance services, including bug-fixing service, software upgrades, enhancements and "hot-line" support for technical inquiries are provided through a one-year renewable maintenance contract for an annual fee which is generally 14% of the then current product list price. Approximately 22% of our revenues in 2003 were generated by the activities of our Global Professional Services unit.

INTELLECTUAL PROPERTY

Our success is heavily dependent upon our proprietary manufacturing technologies. In order to protect our proprietary technologies, we rely on a combination of non-disclosure agreements with certain distributors, customers and employees, trade secrets and copyright laws, as well as technical measures, including the use of a certain software of Macrovision Corporation to generate users' licenses and the use of our customer relations management (CRM) application to monitor and control the distribution of our licenses. We have no patents, and recognize that existing copyrights provide only limited protection. Moreover, not all countries provide legal protection of proprietary technology to the same extent as the United States. There can be no assurance that the measures taken by us to protect our proprietary technologies are or will be sufficient to prevent misappropriation of our technologies by unauthorized third parties or independent development of similar products or technologies by others.

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

g) Integration technologies allow the eMPower software to access data in the product life-cycle management (PLM) database, the product model in the computer-aided design (CAD)/ product data management (PDM) system and the resources in the enterprise resource planning (ERP) systems, without the need for data conversion. This integration allows full association of and interaction between product and process design.

To further enhance the integration of our products with CAD systems, ERP systems and shop-floor equipment, we pursue strategic alliances with leading providers of such products. Accordingly, we have agreements with software providers such as UGS PLM Solutions, Parametric Technologies Corporation (PTC) and SAP AG. In addition, we have an agreement with RealityWave whereby our eMPower Web-based applications use the RealityWave streaming technology to exchange and visualize large quantities of 3D manufacturing data over the Web, even over low-bandwidth networks.

Agreements that we have with shop-floor equipment suppliers such as Assembleon, Carl Zeiss, Fuji, HIOKI, Juki, Mori Seiki, Orbotech, Samsung, Siemens, SPEA, and Teradyne provide for integration with their shop-floor automation machines and capabilities such as off-line programming, execution and analysis of machine-program performance.

RESEARCH AND DEVELOPMENT OPERATIONS

We believe that our ability to enhance our current products, develop and introduce new products on a timely basis, maintain technological competitiveness and meet customer requirements is essential to our future success. Accordingly, we devote, and intend to continue to devote, a significant portion of our personnel and financial resources to research and development. In addition, in order to successfully develop new and enhanced products, we seek to maintain close relationships with our customers and remain responsive to their needs. We strive to provide our customers with a comprehensive solution to their production engineering needs. We intend to continue to broaden our product offering across a wide range of manufacturing activities throughout the industrial process.

As we move from a position of niche product provider to a position of enterprise solution provider, our research and development activities are geared towards developing core product platforms (based on a forward-looking product roadmap), upon which industry-specific solutions can be developed for specific customers. Based on customer demands, we identify - on an ongoing basis - new functions and features that are appropriate to be incorporated in the core products and allocate them to future product versions based on market priorities. In some cases, specific customers require functionality that either does not exist in our product roadmap or is planned for future versions. In such cases, we encourage such customers to cover the cost of the required research and development. Our development efforts towards achieving core product platforms and thereby move closer to an end-to-end enterprise solution platform also include consolidating - both functionality wise and technologically wise - our existing products from various business angles.

Our research and development efforts are conducted at our main research and development facility in Israel as well as at our subsidiaries' sites in California, New Hampshire, the Netherlands, France and Germany. We believe that we have established redundant development and support capabilities in locations outside Israel. Our product development teams include experts in advanced mathematical techniques, computer graphics, database and Internet technologies, computer science and mechanical, manufacturing and electronic engineering. Our research and development efforts have been financed through internal resources, programs sponsored by the Office of the Chief Scientist in the Israeli Ministry of Trade and Industry and other funding from third parties. See "Item 5:
Operating and Financial Review and Prospects - Research and Development Grants."

REVENUES

The following chart contains a three-year breakdown of our revenues by geographic area for the periods indicated:

                                                   2003    2002     2001
                                                 -------  -------  -------
                                                     (US$ IN THOUSANDS)
                                                      ----------------
           ISRAEL...........................         100       37        9

           UNITED STATES.................         28,754   24,781   24,809

           GERMANY......................          23,008   24,262   22,665

           FRANCE.........................        11,466    9,299   10,260

           OTHER EUROPEAN COUNTRIES.               7,748   10,687   10,490

           ASIA............................       15,181   12,939   18,667

           TOTAL REVENUES..............           86,257   82,005   86,900

The following chart contains a three-year breakdown of our revenues by segments for the periods indicated:

                                                   2003    2002     2001
                                                 -------  -------  -------
                                                     (US$ IN THOUSANDS)
                                                      ----------------
           Mechanical division.........           71,617   64,670   66,454

           Electronics division.........          14,640   17,335   20,446

           Total Revenues..............           86,257   82,005   86,900

SEASONALITY

We sell our products primarily to large corporations and our sales are therefore subject to the fiscal and budgeting cycles of these companies. Accordingly, a large percentage of our sales occur in the fourth quarter, while sales in the first and third quarters are relatively slower.

CONDITIONS IN ISRAEL

POLITICAL AND MILITARY CONDITIONS

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. A peace agreement between Israel and Egypt was signed in 1979 and a peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon.

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

C.  ORGANIZATIONAL STRUCTURE

The following table lists information concerning the companies in our organization. All the entities listed are direct or indirect subsidiaries of ours. The table lists entities by name, country of organization and our equity and voting interest in such entities.

NAME                                            COUNTRY                OWNERSHIP
Tecnomatix Ltd.                                 Israel                 100%
Robcad Ltd.*                                    Israel                 100%
Tecnomatix Technologies, Inc.                   The United States      100%
Tecnomatix Unicam, Inc.                         The United States      100%
Nihon Tecnomatix K.K.                           Japan                  100%
Zuken Tecnomatix K.K.                           Japan                   49%
Tecnomatix Technologies (Gibraltar) Limited     Gibraltar              100%
Tecnomatix Technologies S.A.                    Luxembourg             100%
Tecnomatix Europe S.A.                          Belgium                100%
Tecnomatix GmbH                                 Germany                100%
Tecnomatix Denmark Aps                          Denmark                100%
Tecnomatix S.A.R.L.                             France                 100%
Tecnomatix Technologies Italia S.r.l.           Italy                  100%
Tecnomatix Technologies Limited                 The United Kingdom     100%
Tecnomatix Technologies Sweden A.B.             Sweden                 100%
Tecnomatix Machining Automation B.V.            The Netherlands        100%
Tecnomatix Unicam B.V.                          The Netherlands        100%
Tecnomatix Unicam GmbH                          Germany                100%
Tecnomatix Unicam France S.A.S.                 France                 100%
Tecnomatix Unicam U.K. Ltd.                     The United Kingdom     100%
Tecnomatix Unicam (Singapore) Pte. Ltd.         Singapore              100%
Tecnomatix Unicam Taiwan Co. Ltd.               Taiwan                 100%
Tecnomatix Technologies (Shenzhen) Ltd.         China                  100%
Fabmaster China Limited*                        Hong-Kong              100%
View2Partner Israel Company Ltd.*               Israel                 100%

* Inactive subsidiary

D.  PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property.

We currently lease approximately 27,000 square feet of research and development, marketing and administrative facilities in Herzliya, Israel. The lease for this space expires in September 2007. The annual rent for the facility is approximately $480,000. Of such amount the maintenance fees and the rent for the parking space are linked to the changes in the Israeli consumer price index. The annual rent may be increased up to approximately $537,000 if we choose to make certain renovations at the expense of the lessor.

Tecnomatix Technologies, Inc. leases approximately 64,000 square feet of research and development, sales, marketing, and administrative facilities in Northville, Michigan; Morgan Hill, California; and Richardson, Texas, United States. The lease for most of these spaces expires on various dates through December 2010. The aggregate annual rent for these facilities is approximately $770,000.

Tecnomatix GmbH leases approximately 50,000 square feet of research and development, sales, marketing and administrative facilities in Neu-Isenburg (Frankfurt), Haar (Munich), Stuttgart, and Dusseldorf, Germany. The leases for most of these spaces expire on various dates through October 2005. The aggregate annual rent for these facilities is approximately $890,000.

Tecnomatix Unicam, Inc. leases approximately 16,800 square feet of research and development and sales and marketing facilities in Portsmouth, New Hampshire with an annual rent of approximately $371,000. The lease for these facilities expires in April 2004. We are currently negotiating a new lease for approximately 13,560 square feet in Portsmouth, New Hampshire with an annual rent of approximately $134,000. The two-year term of the lease is expected to expire in April 2006.

Tecnomatix S.A.R.L. leases approximately 15,500 square feet of sales and marketing facilities in Paris, France. The lease for these facilities expires in January 2010. The annual rent for these facilities is approximately $230,000.

Nihon Tecnomatix K.K. leases approximately 9,000 square feet of sales and marketing facilities in Tokyo, Japan and Seoul, South Korea. The leases for these facilities expire on various dates through November 2004. The aggregate annual rent for these facilities is approximately $500,000.

Tecnomatix Unicam France S.A.S. leases approximately 7,500 square feet of research and development and sales and marketing facilities in Meylan (Grenoble), France. The lease for these facilities expires in August 2006. The annual rent for these facilities is approximately $80,000.

In addition, our sales and support subsidiaries occupy, in the aggregate, approximately 34,000 square feet in Lindau, Germany; Solilhull and Leatherhead, United Kingdom; Brussels and Vilvoorde, Belgium; Gothenburg, Sweden; Milan, Turin and San Felice Segrate, Italy; Enschede and Hertogenbosch, The Netherlands; Stenlose, Denmark; Taipei, Taiwan; Singapore; and Shenzhen and Shanghai, China, under leases expiring through March 2013 with a total annual rent of approximately $650,000.

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

A.  OPERATING RESULTS

OVERVIEW

We develop and market software solutions for manufacturing process management
(MPM). Manufacturers are increasingly required to implement efficient and cost-effective production processes, offer the ability to effect product customization and rely on third-party suppliers in order to stay competitive. Our eMPower solutions enable collaboration between manufacturers and their production plants, external suppliers and other members of their extended enterprise and supply chain throughout the world with respect to the development, execution and management of their manufacturing processes. Our solutions allow manufacturers to accelerate new product introductions, reduce time-to-market for new products, reduce time-to-volume production and introduce greater flexibility into their manufacturing processes.

We derive revenues mainly from: (a) software license fees, and (b) services which include maintenance fees from upgrades and the provision of technical support for our software products, and fees from providing engineering, training, consulting, implementation and development services. Annual maintenance fees generally range from 14% to 18% of the then current list price of our software products. It has been our experience that most of our customers elect to receive maintenance services from us on a continuing basis. Our revenues from software decreased to 42% of total revenues in 2003 from 44% of total revenues in 2002 and 49% of total revenues in 2001. During the same period, our revenues from services increased to 58% of total revenues in 2003 from 56% of total revenues in 2002 and 51% of total revenues in 2003. Our revenues from software decreased in each of 2002 and 2003 from the preceding year, and our revenues from services increased in each of such years from the preceding year. If such trend continues, our gross margins and profitability may be adversely affected. Our revenue recognition policies are in conformity with the American Institute of Certified Public Accountants Statement of Position on Software Revenue Recognition (SOP97-2 as amended).

Most of our revenues are derived from repeat sales to existing customers. In 2003, approximately 78% of our revenues from software license fees were derived from repeat sales, compared to 83% in 2002 and 82% in 2001. The decrease in the percentage of repeat sales in 2003 is attributed to sales made for the first time to customers of USDATA Corporation. See Item 4A "History and Development of the Company" and Item 5A below. We expect that repeat sales will continue to account for a significant part of our revenues in the future.

Cost of software license fees consists principally of (a) amortization of capitalized software development costs; (b) royalties to the Office of the Chief Scientist of the Government of Israel; (c) royalties to third parties for the use of software and technologies and (d) impairment of capitalized software development costs. Cost of services includes primarily the costs of salaries paid and other related benefits provided to engineers involved in the provision of technical support.

We capitalize software development costs in accordance with Statement No. 86 of the Financial Accounting Standards Board (FASB) and amortize such costs at the greater of (a) the amount computed using the ratio of current gross revenue for a product to the total of current and anticipated product revenue or (b) the straight-line basis over the remaining economic useful life of the related product, which is not more than five years. Effective April 1, 2002, based on management's periodic review of the useful lives of capitalized software development costs, we changed our estimation of the useful lives of certain software modules whose development costs we capitalized from three years to five years. This change resulted mainly from our increased use of more complex MPM enterprise solutions with longer useful lives than those of the engineering applications that comprised our older products. We believe that this change will more appropriately match amortization of the capitalized software development costs with periods in which the software developed generates income.

In 2003, we recorded an impairment of capitalized software development cost related to our Electronics division in the aggregate amount of $2,180,000, out of which the impairment of $888,000 resulted from our determination to discontinue the use of certain of our technologies in connection with the acquisition of substantially all of the assets and the assumption of certain liabilities of USDATA Corporation, and the impairment of the balance of $1,292,000 was made in connection with the adjustment of the unamortized costs of certain of our capitalized software development costs to their net realizable value. We evaluate the fair value of our capitalized software development costs on an annual basis to ensure that all research and development projects for which software development costs have been capitalized are stated at their respective net realizable value. It may be that we will have to write-off capitalized software development costs at significant amounts in the future due to such evaluation if circumstances, market conditions, or estimations change.

We are obligated to pay royalties to third parties pursuant to license agreements that allow us to use such parties' products and technologies in our products. Royalty expenses paid or accrued in 2001, 2002 and 2003 were $488,000, $1,070,000 and $869,000, respectively. The decrease in royalty expenses paid or accrued in 2003 is due to our use of a smaller range of third party products and technologies in our MPM Enterprise Solutions. We do not expect royalties payable by us to third parties to change materially during 2004.

In light of the severe downturn in the economic environment and the slowdown in investments in information technologies, especially in the U.S. electronics industry, we undertook in 2001 a program aimed at creating a leaner and more agile organization with suitable infrastructure in place to better serve our customers and support long-term revenue growth. As part of this program, we reduced excess personnel and capacity costs in order to align our operating expenses with current revenue levels. Due to the continued slowdown in the economic environment, we also adopted a cost-reduction program in 2002. As a result, our operating expenses in 2001 and 2002 decreased significantly as compared to the level of operating expenses in 2000. In the first and the fourth quarters of 2003 we initiated additional cost reduction plans aimed at reducing excess personnel and capacity costs in order to further reduce the level of operating expenses.

We market and sell our products and services in North America, Europe and Asia and derive a significant portion of our revenues from customers in Europe and Asia. We received 71% of our total revenues in 2001, 70% of our total revenues in 2002, and 67% of our total revenues in 2003 in non-U.S. dollar currencies from sales to customers located outside of North America. Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. In 2001 and the first quarter of 2002, decreases in Euro - U.S. dollar exchange rates adversely affected our results of operation. However, during the last three quarters of 2002 and in 2003 our results of operations benefited from the increase in the Euro - U.S. dollar exchange rates during these periods. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operations.

During 2001, $5,485,000 in principal amount of our 5.25% convertible subordinated notes were purchased in open market transactions by a wholly owned subsidiary at an aggregate purchase price of $3,986,000. In connection with the repurchase of these notes, we recognized a gain in the amount of $1,393,000. During 2002, $6,337,000 in principal amount of our 5.25% convertible subordinated notes were purchased in open market transactions by a wholly owned subsidiary at an aggregate purchase price of $5,708,000. In connection with the repurchase of these notes, we recognized a gain in the amount of $599,000. During the first three quarters of 2003, $22,629,000 in principal amount of our 5.25% convertible notes at an aggregate purchase price of $22,351,000. In connection with the repurchase of these notes, we recognized a gain in the amount of $156,000. In December 2003 we redeemed an aggregate of $14,799,000 in principal amount of the 5.25% convertible subordinated notes at a redemption price of 100.75% of the outstanding principal amount of the notes plus accrued and unpaid interest until but excluding the redemption date. In March 2002, we acquired the remaining 5% minority share which was not previously owned by us in Nihon Tecnomatix K.K., our Japanese subsidiary, resulting in total ownership of 100%, in exchange for waiving an outstanding loan in the amount of $227,000 (30 million Japanese Yen) given to the minority shareholder in September 2001. The excess of the purchase price over the estimated fair value of the net assets acquired in the amount of $224,000 was attributed to distribution channels and marketing rights, and will be amortized on a straight line basis over its estimated useful life.

In October 2002, we purchased the CIMBridge software unit of Teradyne, Inc. for consideration to be paid on a contingent and deferred basis based upon a revenue sharing arrangement. Pursuant to this transaction we acquired certain assets and assumed certain liabilities relating to the CIMBridge software, which includes tools for New Product Introduction (NPI) and machine programming, product and line optimization, and work instruction generation. In connection with the transaction we incurred approximately $111,000 in transaction costs. The purchase was accounted for in accordance with SFAS No. 141 and SFAS No. 142, and the financial results of the CIMBridge software business were included in our consolidated financial statements since the date of purchase. The purchase price was allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired was attributed to goodwill in the amount of $1,120,000. In accordance with accounting standards SFAS No. 141 and SFAS No. 142, we no longer amortize goodwill, but rather subject it to periodic impairment tests.

In September 2003, we acquired substantially all of the assets and assumed certain liabilities of USDATA Corporation (incorporated in Delaware), a North American provider of production management products based in Richardson, Texas. As consideration for the acquired assets, we issued to USDATA 945,807 of our ordinary shares, of which 222,319 ordinary shares are being held in escrow for up to 18 months following the consummation of the transaction. In connection with the asset purchase transaction, SCP Private Equity Partners II, L.P., the primary stockholder of USDATA, purchased from us 139,764 ordinary shares for an aggregate purchase price of $2,000,000. The transaction was accounted for in accordance with SFAS No.141 and SFAS No.142, and the financial results of USDATA were included in our consolidated financial statements beginning on the acquisition date. The total purchase price of $11,112,000 (including acquisition costs of $722,000) was allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired was attributed to current technology, software distribution agreement, in-process research and development, and goodwill in the amounts of $1,873,000, $706,000, $3,193,000, and $8,323,000, respectively. The portion of the purchase price attributed to current technology and software distribution agreement is being amortized over their estimated useful lives, which are 5.5 and 3.5 years, respectively. The portion of the purchase price attributed to in-process research and development was expensed immediately as a one-time non-recurring charge. In accordance with SFAS No.141 and SFAS No.142, the portion of the purchase price attributed to goodwill is no longer amortized, and instead is subject to periodic impairment tests.

In February 2004, we finalized a six-year agreement with Hewlett Packard (Israel) Ltd., pursuant to which we outsourced most of our information technology (IT) operations worldwide to Hewlett Packard. Hewlett Packard will be responsible for the IT infrastructure, hardware, IT software (other than various research and development tools), IT services and support at our offices worldwide. Hewlett Packard is expected to begin providing the services under the agreement in May 2004. By outsourcing our IT operations, we expect to simplify the process of creating a uniform, improved solution while reducing our IT cost worldwide.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that application of the following critical accounting policies entails the more significant judgments and estimates used in the preparation of our consolidated financial statements.

REVENUES. Our revenue recognition policy is significant because our revenues are a key component of our results of operations. Revenue results are difficult to predict, and any shortfall in revenues or delay in recognizing revenues could cause our results of operations to vary significantly from quarter to quarter and could result in future operating losses. In addition, our revenue recognition determines the timing of certain expenses, such as commissions and royalties. We follow very specific and detailed guidelines in measuring revenues; however, certain judgments affect the application of our revenue policy. Our revenues are principally derived from the licensing of our software and the provision of related services. We recognize revenues in accordance with SOP97-2. Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, either by written agreement or a purchase order signed by the customer, and where the software product was delivered, the license fees are fixed and determinable, and collection of the license fees is considered probable. License fees from software arrangements which involve multiple elements, such as post-contract customer support, consulting and training, are allocated to each element of the arrangement based on the relative fair values of the elements. We determine the fair value of each element in multiple-element arrangements based on vendor specific objective evidence ("VSOE"). We determine the VSOE for each element according to the price charged when the element is sold separately.

In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of such customer's current credit information. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, an additional provision for estimated credit loss might be required.

Our software products generally do not require significant customization or modification; however, when such customization or modification is necessary, the revenue generated by those activities is deferred and recognized using the percentage of completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first incurred in the amount of the estimated loss on the entire contract.

Services revenues include post-contract customer support, consulting and training. Post-contract customer support arrangements provide for technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from those arrangements are recognized ratably over the term of the arrangement, usually one year. Consulting services are recognized on a time and material base, or in a fixed price contract, on a percentage of completion base. Revenues from training are recognized as the services are provided.

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

CAPITALIZED SOFTWARE DEVELOPMENT COSTS. We capitalize software development costs in accordance with SFAS No. 86, subsequent to the establishment of technological feasibility and up to the time the software is available for general release to customers. Our policy on capitalized software development costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as a development expense or cost of license fees. We are required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Our judgment refers primarily to the establishment of technological feasibility and to on-going assessment of the recoverability of cost capitalized. We do that by considering certain external factors such as anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

LONG-LIVED ASSETS. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

      o significant decrease in the market price of a long-lived asset (asset group);

      o significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

      o significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

      o accumulation of costs significantly in excess of the amount originally expected for the acquisition of a long-lived asset (asset group);

      o current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and

      o current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

We determine the recoverability of long-lived assets based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Such estimation process is highly subjective and involves significant management judgment. Determination of impairment loss from long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. During 2003 and 2002, we recorded a charge in the amount of $937,000 and $375,000, respectively, for the impairment of a certain product, acquired from a third-party, which will no longer be used in our products.

VALUATION OF GOODWILL. We assess the impairment of goodwill on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

      o significant underperformance relative to expected historical or projected future operating results;

      o significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

      o  significant negative industry or economic trends;

      o  significant decline in our stock price for a sustained period; and

      o  our market capitalization relative to the net book value of assets.

When we determine that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure this impairment based on a projected discounted cash flow. We completed the preliminary assessment during the first quarter of 2002 and performed an annual impairment review during the fourth quarter of 2002 and 2003. We did not record an impairment charge based on our reviews. If our estimates or the related assumptions change in the future, we may be required to record impairment charge on goodwill to reduce its carrying amount to its estimated fair value.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

REVENUES. In 2003, revenues increased by 5% to $86,257,000 from $82,005,000 in 2002. Revenues from our Mechanical division increased by 11% to $71,617,000 from $64,670,000 and accounted for 83% of total revenues, compared to 79% of total revenues in 2002. The increase in revenues from this division is mainly attributable to the acquisition of substantially all of the assets and the assumption of certain liabilities of USDATA and to an increase in revenues from the U.S. and Asia, where our eMPower Enterprise Solutions were adopted by new customers and where we received repeat orders from existing customers. The increase in revenues was partially offset by a decrease in revenues from Europe, especially from Germany and the United Kingdom, where the sales cycle of our eMPower Enterprise Solutions proved to be longer than in the U.S. and in Asia. Accordingly, revenues from Europe decreased by 6% and accounted for 52% of total revenues from the Mechanical division, compared to 61% in 2002. Revenues from the U.S. increased by 40% and accounted for 30% of total revenues from the Mechanical division, compared to 24% in 2002. Revenues from Asia increased by 34% and accounted for 18% of total revenues from the Mechanical division, compared to 15% in 2002.

Revenues from our Electronics division decreased by 16% to $14,640,000 from $17,335,000 in 2002 and accounted for 17% of total revenues, compared to 21% of total revenues in 2002. The decrease in revenues from this division is mainly attributable to the continuing downturn in the electronics industry, especially in the U.S and in Asia. The decrease in revenues from the U.S. and Asia was partially offset by an increase in revenues from Europe. Revenues from Europe increased by 10% and accounted for 34% of total revenues from the Electronics division, compared to 26% in 2002. Revenues from the U.S. decreased by 22% and accounted for 51% of total revenues from the Electronics division, compared to 55% in 2002. Revenues from Asia decreased by 32% and accounted for 15% of total revenues from the Electronics division, compared to 19% in 2002.


In 2003, revenues generated from software license fees decreased by 1% to $36,033,000, or 42% of total revenues, from $36,385,000, or 44% of total revenues in 2002. Services revenues increased by 10% in 2003 to $50,224,000 or 58% of total revenues, from $45,620,000, or 56% of total revenues in 2002. The increase in services revenues reflects growth in services fees relating to our increased maintenance fees arising from the increase in the number of installed software products, as well as increasing demand for consulting services in connection with our eMPower Enterprise Solutions. The decrease in software license fees, both on an absolute and a percentage basis, reflects the increased demand for eMPower Enterprise Solutions in which the services portion of the revenues is relatively high compared to that of the software license fees. The decrease in software license fees was partially offset by the acquisition of substantially all of the assets and the assumption of certain liabilities of USDATA, which obtains most of its revenues from software license fees.

COST OF SOFTWARE LICENSE FEES. In 2003, cost of software license fees increased by 52% to $12,294,000, or 14% of total revenues, from $8,062,000, or 10% of total revenues in 2002. Cost of software license fees consists of costs and expenses associated with licensing software and impairment of capitalized software development cost. In 2003, costs and expenses associated with licensing software increased by 25% to $10,114,000, or 12% of total revenues, from $8,062,000, or 10% of total revenues in 2002. This increase resulted primarily from royalties payable to UGS PLM Solutions, Inc., a subsidiary of Electronic Data Systems Corp (EDS), in connection with sales made to customers under the development, marketing, and reselling agreement we signed with UGS PLM Solutions in August 2002. The amount of $12,294,000 in 2003 includes a charge in the amount of $2,180,000 for the impairment of capitalized software development costs. The charge includes the impairment of capitalized software development costs in the amount of $888,000 resulting from our determination to discontinue the use of certain of our technologies in connection with the acquisition of substantially all of the assets and the assumption of certain liabilities of USDATA, and the impairment of capitalized software development costs in the amount of $1,292,000 in connection with the adjustment of the unamortized costs of certain of our capitalized software development costs to their net realizable value.

COST OF SERVICES. In 2003, cost of services increased by 2% to $15,281,000, or 18% of total revenues, from $15,005,000 or 18% of total revenues in 2002. This increase was primarily related to the increase in the cost of providing maintenance and technical support services.

AMORTIZATION OF ACQUIRED INTANGIBLES. In 2003, amortization of acquired intangibles, primarily developed software products, decreased to $136,000 from $2,491,000 in 2002. The decrease in amortization was due to our completion of the amortization of acquired intangibles at the end of 2002. Amortization of acquired intangibles in 2003 incurred only in connection with the acquisition of substantially all of the assets and the assumption of certain liabilities of USDATA in the third quarter. We expect amortization of acquired intangibles incurred in connection with the USDATA acquisition to continue until and including the fourth quarter of 2008.

RESEARCH AND DEVELOPMENT, NET. In 2003, gross research and development costs decreased by 4% to $22,525,000, or 26% of total revenues, from $23,491,000 or 29% of total revenues in 2002. This decrease was attributable mainly to the discharge of research and development personnel as part of the two cost reduction plans effected by us in 2003, which resulted in lower payroll and related benefits expenses. These plans included reducing research and development costs by focusing more on the continued development of our core MPM Enterprise Solutions as opposed to the engineering applications that comprised our older products and other projects that we view as less critical to our customers' current and anticipated needs. We expect such focus to continue in the foreseeable future.

Capitalized software development costs decreased in 2003 by 4% to $3,937,000, or 5% of total revenues, from $4,097,000, or 5% of total revenues in 2002, primarily in connection with the reduction of research and development costs. Capitalized software development costs, as a percentage of gross research and development costs, were 17% in both 2002 and 2003.

Third-party participation in research and development costs decreased to $3,628,000 in 2003 from $4,582,000 in 2002, a decrease of 21%. Third party participation in research and development costs, as a percentage of gross research and development costs, decreased to 16% in 2003 from 20% in 2002, reflecting the decrease in participation financing in research and development activities in Israel (resulting from lower budgets approved by the OCS, deriving from broad-based cuts in the OCS's budget), which decrease was partially offset by a decrease in gross research and development costs. If such third party participation in research and development costs is terminated or reduced, our net research and development costs may increase.

Net research and development costs increased by 1% to $14,960,000, or 17% of total revenues, in 2003 from $14,812,000, or 18% of total revenues in 2002, mainly due to the reduction in capitalized software development costs and in third-party participation financing in research and development activities, which was partially offset by a decrease in gross research and development costs, resulting from the discharge of research and development personnel.

SELLING AND MARKETING. In 2003, selling and marketing expenses increased by 15% to $42,491,000, or 49% of total revenues, compared to $36,887,000, or 45% of total revenues in 2002. This increase mainly reflects the acquisition of the business of USDATA, including the addition of the sales force of USDATA and our efforts to increase our focus on the market industries and territories we target, mainly in Europe where the sales cycle of our eMPower Enterprise Solutions proved to be longer than in the U.S. and in Asia.

GENERAL AND ADMINISTRATIVE. In 2003, general and administrative expenses decreased by 7% to $4,673,000, or 5% of total revenues, from $5,013,000, or 6% of total revenues in 2002. The decrease in 2003 was primarily due to our continuous efforts to reduce the level of our general and administrative expenses.

IMPAIRMENT OF SOFTWARE ACQUIRED. In 2003, we recorded a charge in the amount of $937,000, or 1% of total revenues, for the impairment of a certain product acquired from a third-party which will no longer be used in our products, compared to a charge of $375,000 in 2002 for the impairment of another product.

RESTRUCTURING CHARGES. In 2003, we recorded a charge of $2,659,000, or 3% of total revenues, related to cost reduction plans involving the termination of employees and the reduction in leased office space and equipment in certain offices, pursuant to a program aimed at reducing our operating expenses, compared to a charge of $651,000, or 1% of total revenues in 2002 related to a cost reduction program implemented in 2002.

IN-PROCESS RESEARCH & DEVELOPMENT AND ACQUISITION COSTS. In 2003, we recorded a one-time non-recurring charge of $3,530,000 related to the acquisition of substantially all of the assets and the assumption of certain liabilities of USDATA. The charge includes the write-off in the amount of $3,193,000 of acquired in-process research and development that has not reached technological feasibility and severance expense in the amount of $337,000, in connection with the termination of personnel who were employed by us prior to the USDATA asset acquisition and who were laid-off as a result of the acquisition in order to reduce overlapping activities.

OPERATING INCOME (LOSS). In 2003, our operating loss increased by 512% to $(10,704,000) from $(1,748,000) in 2002. Operating loss from the Mechanical division in 2003 was $(6,908,000) compared to an operating loss of $(180,000) in 2002, reflecting a significant increase in operating expenses (caused by one time charges related to the acquisition of USDATA's business, as well as restructuring and impairment costs), which was partially offset by an increase in revenues. Operating loss from the Electronics division in 2003 increased by 142% to $(3,796,000) from $(1,568,000) in 2002, reflecting a significant decrease in revenues, which was partially offset by a decrease in operating expenses.

FINANCIAL INCOME (EXPENSE), NET. In 2003, financial income, net was $679,000 compared to financial expense, net of $(799,000) in 2002. This change was attributable mainly to gains from the realization of NIS-U.S. dollar options, gains from the devaluation of the U.S. dollar against the Euro, and the decrease in interest expense on long-term loans due to additional repurchases of our 5.25% convertible subordinated notes which we redeemed in the fourth quarter of 2003 and the credit line we received from Bank Hapoalim that bears interest at lower rates than the notes.

TAXES ON INCOME. In 2003, we recorded a provision for income tax in the amount of $212,000 compared to $(148,000) in 2002. In 2003, provision for current taxes amounted to $212,000 and provision for deferred taxes amounted to $0. In 2002, provision for current income taxes amounted to $(458,000) and provision for deferred taxes amounted to $310,000.

SHARE IN LOSS OF AFFILIATED COMPANY. In 2003, we recorded a loss of $103,000 from our equity share in an affiliated company, compared to a loss of $431,000 in 2002.

NET LOSS. In 2003, our net loss was $10,340,000, or 12% of total revenues, compared to net loss of $2,830,000, or 3% of total revenues in 2002. In 2003, diluted loss per share was $0.94 based on an average number of shares outstanding of 11,054,556, compared to diluted loss per share of $0.27 in 2002, based on an average number of shares outstanding of 10,607,140.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

REVENUES. In 2002, revenues decreased by 6% to $82,005,000 from $86,900,000 in 2001. Revenues from the Mechanical division decreased by 3% to $64,670,000 from $66,454,000 and accounted for 79% of total revenues compared to 76% of total revenues in 2001. The decrease in revenues from this division was mainly attributable to the decrease in revenues from Asia, where the sales cycle of our eMPower Enterprise Solutions proved to be longer than in the U.S. and in Europe. The decrease in revenues from Asia was partially offset by an increase in revenues from the U.S. and Europe, where our eMPower Enterprise solutions were adopted by new customers and where we received repeat orders from existing customers. Accordingly, revenues from Europe increased by 6% and accounted for 61% of total revenues of the Mechanical division, compared to 57% in 2001. Revenues from the U.S. increased by 22% and accounted for 24% of total revenues from the Mechanical division compared to 19% in 2001. Revenues from Asia decreased by 41% and accounted for 15% of total revenues of the Mechanical division, compared to 25% in 2001.

Revenues from our Electronics division decreased by 15% to $17,335,000 from $20,446,000 in 2001 and accounted for 21% of total revenues, compared to 24% of total revenues in 2001. The decrease in revenues from this division was mainly attributable to the continuing downturn in the electronics industry, especially in the U.S. The decrease in revenues from the U.S. and Europe was partially offset by an increase in revenues from Asia. Revenues from Europe decreased by 21% and accounted for 26% of total revenues of the Electronics division, compared to 29% in 2001. Revenues from the U.S. decreased by 23% and accounted for 55% of total revenues of the Electronics division, compared to 60% in 2001. Revenues from Asia increased by 43% and accounted for 19% of total revenues of the Electronics division, compared to 11% in 2001.

The increase in revenues from Asia was attributable, in part, to the growth in that market caused by U.S. and European manufacturers moving production to Asia.

In 2002, revenues generated from software license fees decreased by 14% to $36,385,000, or 44% of total revenues, from $42,316,000, or 49% of total revenues in 2001. Services revenues increased by 2% in 2002 to $45,620,000 or 56% of total revenues, from $44,584,000, or 51% of total revenues in 2001. The increase in services revenues reflected growth in maintenance fees relating to our increased number of installed software products, as well as an increasing demand for consulting services in connection with our eMPower Enterprise Solutions. The decrease in software license fees, both on an absolute and a percentage basis, reflected the increased demand for eMPower Enterprise Solutions in which the services portion of the revenues is relatively high compared to that of the software license fees.

COST OF SOFTWARE LICENSE FEES. In 2002, cost of software license fees decreased by 1% to $8,062,000, or 10% of total revenues, from $8,167,000 or 10% of total revenues in 2001. This decrease resulted primarily from an increase in royalties paid to certain third parties (pursuant to license agreements that allow us to use such parties' products and technologies in our products), and to the Office of the Chief Scientist of the Israel Ministry of Trade and Industry, or the OCS, with respect to proceeds from sales of products developed using grants from the Office of the Chief Scientist. Royalties to such third parties and to the Office of the Chief Scientist totaled $2,306,000 in 2002, compared to $1,542,000 in 2001. The increase in royalty expenses paid or accrued in 2002 is due to our use of a broader range of third party products and technologies in our MPM Enterprise Solutions. However, effective April 1, 2002, based on management's periodic review of the useful lives of capitalized software development costs, we changed our estimation of the useful lives of certain software modules, whose development costs we capitalized, from three years to five years. This change mitigated the increase in the cost of software license fees in 2002 as amortization of capitalized software development costs was $1,569,000 less than what it would have been had we not changed the amortization period of these software modules.

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

RESEARCH AND DEVELOPMENT, NET. In 2002, gross research and development costs decreased by 17% to $23,491,000, or 29% of total revenues, from $28,333,000 or 33% of total revenues in 2001. This decrease was attributable to the reduction in research and development personnel that resulted in lower payroll and related benefits expenses. The reduction in research and development personnel was part of the plans we adopted and implemented in 2001 and 2002 to reduce expenses. These plans included reducing research and development costs by focusing more on the continued development of our core MPM Enterprise Solutions as opposed to the engineering applications that comprised our older products and other projects that we viewed as less critical to our customers' needs.

Capitalized software development costs decreased by 20% to $4,097,000, or 5% of total revenues, from $5,103,000, or 6% of total revenues in 2001, primarily in connection with the reduction of research and development costs. Capitalized software development costs, as a percentage of gross research and development costs, decreased to 17% in 2002 from 18% in 2001.

Third-party participation in research and development costs increased to $4,582,000 in 2002 from $4,014,000 in 2001. Third party participation in research and development costs, as a percentage of gross research and development costs, increased to 20% in 2002 from 14% in 2001, reflecting the decrease in gross research and development costs, and the increase in participation in research and development activities in Israel and from a third party.

Net research and development costs decreased in 2002 by 23% to $14,812,000, or 18% of total revenues, in 2002 from $19,216,000, or 22% of total revenues in 2001, mainly due to the reduction in research and development personnel.

SELLING AND MARKETING. In 2002, selling and marketing expenses decreased by 17% to $36,887,000, or 45% of total revenues, compared to $44,624,000, or 51% of total revenues in 2001. This decrease mainly reflects the plans we implemented in 2001 and 2002 aimed at creating a leaner and more agile organization with suitable infrastructure in place to better serve our customers and support long-term revenue growth. As part of these plans, we reduced excess personnel and capacity costs in order to align our operating expenses with current revenue levels. As a result, we focused on our target market industries and territories, thereby facilitating the reduction in selling and marketing personnel, which resulted in lower payroll expenses, commissions and related benefits.

GENERAL AND ADMINISTRATIVE. In 2002, general and administrative expenses increased by 3% to $5,013,000, or 6% of total revenues, from $4,855,000, or 6% of total revenues in 2001. The increase in 2002 was attributable primarily to certain management bonuses in the amount of $100,000.

WRITE-OFF OF LONG-TERM INVESTMENT. In 2002, we wrote-off an investment in the shares of a privately held company in the amount of $457,000.

IMPAIRMENT OF SOFTWARE ACQUIRED. In 2002, we recorded a charge in the amount of $375,000 for the impairment of a certain product acquired from a third party which will no longer be used in our products.

RESTRUCTURING CHARGES. In 2002, we recorded a charge of $651,000, or 1% of total revenues, related to a cost reduction program involving the termination of employees and the reduction in leased office space and equipment in certain offices, pursuant to a program aimed at reducing our operating expenses, compared to a charge of $1,527,000, or 2% of total revenues in 2001 related to a cost reduction program implemented in 2001.

OPERATING INCOME (LOSS). In 2002, operating loss decreased by 88% to $(1,748,000) from $(14,515,000) in 2001. Operating loss from the Mechanical division was $(180,000) in 2002 compared to operating loss of $(1,530,000) in 2001, reflecting a significant decrease in operating expenses. Operating loss from the Electronics division decreased by 88% to $(1,568,000) in 2002 from $(12,985,000) in 2001, reflecting a significant decrease in operating expenses. The decrease in operating expenses was due to the cost reduction plan we initiated in the fourth quarter of 2001. In addition, operating loss also decreased by $1,569,000 as a result of the reduction in amounts of capitalized software development costs that were amortized in 2002 due to the change in the estimate of the useful lives of capitalized software development costs.

FINANCIAL INCOME (EXPENSE), NET. In 2002, financial expense, net was $799,000 compared to financial income, net of $1,191,000 in 2001. This change was attributable mainly to: the capital loss from realization of marketable securities and the decrease in the value of certain marketable securities held by us resulting from the decrease in the rating of such marketable securities; expenses incurred by us in connection with devaluation of the NIS against the U.S. dollar and related transactions effected by us to hedge foreign currencies, mainly Euro and Japanese Yen, against the U.S. dollar; and the decrease in the amount of capital gain we had from the repurchase of our 5.25% convertible subordinated notes as opposed to the amount of such capital gain in 2001.

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

SHARE IN LOSS OF AFFILIATED COMPANY. In 2002, we recorded a loss in the amount of $431,000 from our equity share in an affiliated company, compared to a loss of $532,000 in 2001.

NET LOSS. In 2002, our net loss was $2,830,000, or 3% of total revenues, compared to net loss of $13,910,000, or 16% of total revenues in 2001. In 2002, diluted loss per share was $0.27 based on an average number of shares outstanding of 10,607,140, compared to diluted loss per share of $1.35 in 2001, based on an average number of shares outstanding of 10,366,125.

IMPACT OF INFLATION AND FOREIGN CURRENCY FLUCTUATION

Although a majority of our sales is made (and a substantial amount of our expenses is incurred) outside of Israel in local currencies, a portion of our expenses is incurred in Israel in transactions denominated in New Israeli Shekels (NIS). The U.S. dollar cost of our operations in Israel is impacted by several factors including (a) the rate of inflation in Israel, (b) the devaluation of the NIS relative to the U.S. dollar in comparison to the rate of inflation, and (c) the timing of such devaluation. Consequently, we may experience a material adverse effect should the rate of the devaluation of the NIS relative to the U.S. dollar significantly lag behind the rate of inflation in Israel. In 1999 and 2000, while the rate of inflation was low, there was a devaluation of the U.S. dollar against the NIS. In 2001 and 2002, the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation. In 2003, there was on one hand a devaluation of the U.S. dollar against the NIS and on the other hand a deflation. In addition, as our revenues and costs outside the U.S. are generally denominated in local non-U.S. dollar currencies, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies may have a material effect on our results of operations. Thus, an increase in the value of a particular currency relative to the U.S. dollar will increase the U.S. dollar reporting value for transactions in such currency, and a decrease in the value of such currency relative to the U.S. dollar will decrease the U.S. dollar reporting value for such transactions. This effect on the U.S. dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our costs. See "Overview" above and "Item 11- Disclosure about Market Risk."

EFFECTIVE CORPORATE TAX RATE

We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. We are currently most significantly affected by corporate taxes in Israel where we received a final tax assessment through the tax year ended December 31, 1999. We believe that our effective tax rate in Israel would have been approximately 15% for the year ended December 31, 2003, had we not incurred tax losses in Israel. We believe that we had tax loss carryforwards in Israel in the aggregate amount of $2,043,000 as of the end of 2003. In addition, as of December 31, 2003, we had approximately $14,800,000 in net operating loss carryforwards in the U.S. We expect that as our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

We currently have eleven Approved Enterprise plans, under the Israeli Law for the Encouragement of Capital Investments, 1959, which plans commenced operations between 1993 and 1998. Consequently, we are eligible for certain Israeli tax benefits. Income derived from our Approved Enterprise plans is exempt from tax for a period of either two or four years, commencing in the first year in which we generate taxable income from such Approved Enterprise, and is subject to a reduced tax rate of 15% for a further eight or six years, respectively. See Note 14 of the notes to our consolidated financial statements included elsewhere in this annual report.

B.  LIQUIDITY AND CAPITAL RESOURCES

We have met our financial obligations primarily through funds provided by operations, research and development grants (which are discuss in Item 5C below) and the line of credit with Bank Hapolaim B.M. described below. Additional cash resources were generated from the issuance in August 1997 of our 5.25% convertible subordinated notes in an aggregate principal amount of $97,750,000.

In connection with the August 1997 convertible subordinated notes offering, we incurred related issuance expenses of $3,104,000. These expenses were recorded as deferred expenses and were amortized using the straight-line method over the life of the notes. The notes bore interest at 5.25% per annum, were payable semi-annually and were to mature on August 15, 2004. The notes were convertible into ordinary shares at any time at or before maturity, unless previously redeemed, at a conversion price of $42.39 per share, subject to adjustment in certain events. In 1998, 1999, 2001, 2002, and the first three quarters of 2003, $42,500,000, $6,000,000, $5,485,000, $6,337,000, and $22,629,000 aggregate principal amounts of these notes, respectively, were repurchased by a wholly-owned subsidiary of ours at aggregate purchase prices of approximately $29,203,000, $4,200,000, $3,986,000, $5,708,000, and $22,351,000, respectively.
Following refinancing of our debt as detailed below, in December 2003, we elected to redeem an aggregate $14,799,000 outstanding principal amount of the notes at a redemption price of 100.75% of the outstanding principal amount of the notes plus accrued and unpaid interest until but excluding the redemption date.

In April 2003, we obtained from Bank Hapoalim B.M. a credit line in an aggregate principal amount of $25,000,0000. As of December 31, 2003 we drew the full amount of the credit line. Loans under this credit line bear interest at a rate of 3.325%, which is equal to the three month LIBOR rate at the time of the draw (1.25%) plus a spread of 2.075%. We used this credit line to fund the repurchase of additional 5.25% convertible subordinated notes in the third quarter of 2003 and to redeem the notes in the fourth quarter of 2003. The credit line matures four years after withdrawal. Unless we take advantage of our right of prepayment of the credit, the repayment of a principal amount of $10,000,000 under the line of credit is required to be made in equal quarterly payments, commencing 15 months after withdrawal, and repayment of the remaining principal amounts under the line of credit is required to be made upon the maturity of the line of credit or the earlier maturity of certain bonds deposited with, and pledged to, Bank Hapoalim in a specific pledge to secure repayment. In connection with the credit line we agreed to create a floating charge over our assets in favor of Hapoalim and to maintain certain financial ratios which include (a) a covenant to maintain certain levels of cash, cash equivalents, bonds and deposits, as long as the credit line is outstanding with such level being initially $30 million and gradually decreasing as we progress with repayment of the credit line; (b) commencing with the third quarter of 2004, an average quarterly EBITDA of at least $1 million in the preceding three quarters; (c) a ratio of shareholders equity to total assets of not less than 40% and an amount of shareholders equity of not less than $33 million, and (d) a ratio of current assets to current liabilities (excluding amounts due under our convertible subordinated notes and excluding then current maturities under the credit line) of at least 1:1.5. Additional details regarding the credit line are described below in "Item 10.C - Material Contracts."

As of December 31, 2003, our cash and cash equivalents, short-term investments and long-term investments totaled $33,569,000 compared to $41,919,000 as of December 31, 2002. This decrease was primarily the result of the use of cash to repurchase and redeem our convertible notes. As of December 31, 2003, our working capital was $12,469,000 and our total assets were $117,100,000 compared to $26,837,000 and $115,817,000, respectively, as of December 31, 2002. The change in working capital resulted from the investment by us of proceeds from sales of short-term investments in long-term investments and the assumption by us of significant liabilities as part of the acquisition of USDATA's business, mainly restructuring expense. We believe that our cash, short-term investments, long-term investments and funds generated from operations and research and development grants will be sufficient to finance our operations for at least the next twelve months. However, because we depend mostly on our revenues to fund our operating activities, if our revenues were to decrease, whether due to a continued slowdown in the industries in which we operate, our sales decreasing as a result of evolving industry standards and rapid technological changes that could result in our products being no longer in demand, competitive pressures, our failure to retain our customers or for any other reason, we may need to reduce our operating expenses, including possibly through additional reductions in personnel, or use more of our cash reserves to fund operating expenses. Similarly, in the event that the amounts we receive from research and development grants decline, we may need to reduce operating expenses or utilize more of our cash reserves.

Our trade receivables, net of allowance for doubtful accounts on December 31, 2003 totaled $29,190,000 compared to $27,671,000 on December 31, 2002. The collection cycle has lengthened slightly during 2003 compared to 2002 due to the request of certain customers to extend the payment due dates. We believe that generally, the quality of receivables remained unchanged and we will continue our efforts to shorten the collection cycle. In addition, since the fourth quarter of 2002, we have entered into factoring agreements with a financial institution under which we assigned by way of sale certain amounts of our account receivables, subject to inspection and acceptance by the financial institution. The financial institution is responsible for collecting the receivables from our customers with no recourse to us. Upon the assignment by us of the receivables to the financial institution, the financial institution pays us 90% of the aggregate amounts underlying the receivables, less applicable interest and service fees. Upon the full payment to the financial institution of the amounts underlying the receivables, the financial institution is obligated to pay us the remaining 10% of the aggregate amounts underlying the receivables, less applicable fees. In 2003 and 2002, we assigned by way of sale receivables in aggregate amounts of $6,482,000 and $1,071,000, respectively, and incurred related expenses in the amounts of $85,000 and $32,000, respectively.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject us to concentration of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Our cash and cash equivalents, short-term investments and long-term investments are invested in deposits with major banks in the United States, Europe and Israel. We believe that the financial institutions holding our cash funds are financially sound, and that minimal credit risk exists with respect to our marketable securities, which consist of debt securities of the Government of Israel and highly rated corporate bonds. Our accounts receivable are generated from a large number of customers, mainly large industrial corporations and their suppliers, located in Europe, the United States and Asia. We perform ongoing evaluations of our accounts receivable and maintain an allowance for doubtful accounts which we believe is adequate to cover all anticipated losses with respect to our accounts.

DERIVATIVE FINANCIAL INSTRUMENTS. In 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities (collectively referred to as SFAS No. 133). The initial adoption did not have an impact on our shareholders' equity. SFAS133 requires that all derivatives be recorded in the balance sheet at fair value. If certain conditions are met, a derivative may be designated as a hedge of exposures to changes in fair value, cash flows or foreign currency exchange rates. The accounting for changes in the fair value of such derivative instruments depends on the intended use of the derivative and the nature of any hedge designation thereon. We generally use derivatives to reduce our exposure to foreign currency risks (stemming from various assets, liabilities and cash flows) and interest rate risks (stemming from fluctuations in the exchange rates of the NIS against the U.S. dollar and other foreign currencies). In 2001, 2002 and 2003, 71%, 70% and 67% of our revenues, respectively, were denominated in non-U.S. dollar currencies. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and options to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows denominated in non-U.S. dollar currencies. The counter-parties to our forward contracts and options are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts and options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2003, we had entered into a (i) forward transaction to sell $3,168,000 for a total amount of NIS 14,000,000 that matured on several dates ending on April 15, 2004, and (ii) "cylinder" foreign currency transactions pursuant to which we entered into currency put option contracts to sell up to $2,749,000 for a total amount of NIS 12,000,000 in exchange for writing currency call option contracts to buy up to $2,655,000 for a total amount of NIS 12,000,000. These "cylinder" and forward transactions did not have a material effect on our financial results in 2003. For more information about the derivative financial instruments that we use, see "Item 11 - Quantitative and Qualitative Disclosure about Market Risk".

SECURITIES ISSUANCES. In connection with the USDATA asset purchase transaction, SCP Private Equity Partners II, L.P., the primary stockholder of USDATA, purchased from us in September 2003 139,764 ordinary shares for an aggregate purchase price of $2,000,000.

In 2002 and 2003 our employees purchased an aggregate of 219,448 and 237,550 of our ordinary shares, respectively. Such shares were sold to our employees under our employee share purchase plan and upon the exercise of options under our stock option plans. The aggregate purchase price for these ordinary shares paid to us in 2002 and 2003 was $1,638,000 and $1,543,000, respectively. As of March 15, 2004 there are options outstanding to purchase an aggregate of 4,233,652 of our ordinary shares, at a weighted average price per share of $11.91. Such options are exercisable through various dates from January 1996 until March 2014.

C.  RESEARCH AND DEVELOPMENT, PATENTS, LICENSES, ETC.

We conduct our research and development operations primarily in Israel, U.S., Germany and France. Our research and development efforts have been financed through internal resources, through plans sponsored by the Chief Scientist of the Government of Israel and through grants from other third parties. In the years ended December 31, 2001, 2002 and 2003, our gross research and development expenditures were $28,333,000, $23,491,000 and $22,525,000, respectively (33%,
29% and 26% of total revenues, respectively). In 2001, 2002 and 2003, the Chief Scientist of the Government of Israel provided to us royalty-bearing grants for research and development efforts of $1,244,000, $1,918,000 and $1,576,000, respectively (1%, 2% and 2%, respectively of total revenues). Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived in connection with products developed according to, or as a result of, a research and development program funded by the Chief Scientist must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist plans funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such plans are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist plans funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such plans. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist plans approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months.

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

Based upon the aggregate participation payments received to date, we expect that we will continue to pay royalties to the Chief Scientist on sales of our products and related services for the foreseeable future. In the years ended December 31, 2001, 2002 and 2003, we paid or accrued royalties to the Chief Scientist in the amount of $1,504,000, $1,627,000 and $1,443,000, respectively. From time to time provisions of Israeli law relating to the terms of the Chief Scientist participation were amended and may be further amended in the future. In addition, the Chief Scientist budget was subject to reductions and such reductions may affect the availability of funds for chief scientist participation in the future. Such amendments or reductions in budgets could have a material adverse effect on our business, financial condition and results of operations.

In addition to royalty-bearing grants from the Office of the Chief Scientist we participated in a program sponsored by the Office of the Chief Scientist that was intended to develop generic technologies for use by Israeli high-technology companies. As part of this program, we are a member of a research consortium comprised of several Israeli high-technology companies that were engaged in the development of software tools for industrial processes. The Office of the Chief Scientist contributed 66% of the approved research and development budget for the research consortium and the members of the research consortium contributed the remaining 34%. No royalties are payable to the Israeli government in relation to products or other developments attributable to this funding. Expenses in excess of the approved budget were borne by the consortium members. In general, any consortium member that developed technology in the framework of the consortium retained the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right to utilize and implement such technology without having to pay royalties to the developing consortium member. As of December 31, 2003, we have recognized $7,754,000 in grants from the Office of the Chief Scientist in connection with the consortium.

In January 2002, we entered into an agreement with Binational Industrial Research and Development Fund, or BIRD-F, for a development project conducted by us and our wholly owned U.S. subsidiary, Tecnomatix Unicam, Inc. We are eligible, subject to certain conditions, to receive grants from BIRD-F upon progress of such development project. Under the terms of the BIRD-F grant, we are obligated to pay royalties of 5% of the revenues derived from sales of products developed in this project, up to 150% of the amount granted. The total amount received for this project, net of royalties paid or accrued as of December 31, 2003, was $500,000.

D.  TREND INFORMATION

We are subject to various trends and uncertainties in the manufacturing product management business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures. Following is a summary of the material trends and uncertainties influencing our operations:

DEVELOPMENT OF ENTERPRISE SOLUTIONS: In recent years, manufacturers have attempted to replace stand-alone desktop applications with enterprise solutions based on a common platform that supports a wide range of applications and user types, thereby enabling a customized solution that is tailored to the specific needs of each customer. In addition, such solutions may include centralized control and remote monitoring capabilities that allow easier maintenance, control and error-correction. Access and use of these enterprise solutions must also be available to hundreds and in some cases thousands of employees, suppliers and other users involved in the manufacturing process. Therefore, these solutions must contain integral security protections as well as 24/7, 365-days a year availability and support. We constantly review our products in an attempt to comply with the foregoing, as well as other, market requirements.

WEB-BASED APPLICATIONS: In the past, our products had to be installed on the personal computer of each employee of a customer that needed to access and use such products. In recent years, we have met customer requirements by migrating various applications and consolidating them into a web-based solution installed on a customer's intranet, enabling easier and more efficient access and use of our product (from the customer's standpoint) and maintenance (from our standpoint) of such product.

RETIREMENT OF LEGACY SYSTEMS: As technology develops, there is a tendency among manufacturers to retire and replace, or consolidate, old, obsolete technologies and a multitude of standalone systems with similar functionalities. Instead, such manufacturers seek the support of multiple technologies and multiple functionalities in single new, modern products. Although we have not yet developed the full capability to meet such requirements, we have revised our business model in an attempt to reach such capability.

EXPANSION OF APPLICATIONS OFFERED: Typically, a manufacturing process consists of three phases - product design, manufacturing planning and execution. In an attempt to cut their costs and reach higher cost effectiveness, various manufacturers have in recent years expressed their desire that MPM developers cover more than only one of the manufacturing phases. Until September 2003, we were engaged primarily in the manufacturing-planning phase and to a lesser extent in the execution phase. Following our acquisition of the business of USDATA, we have expanded our activity in the execution phase. Accordingly, we are focusing on the integration of manufacturing planning and execution applications, which are intended to be available on one platform that will serve organizations engaged in both the manufacturing planning and execution phases.

GLOBALIZATION: As a result of globalization, manufacturers have started deploying certain of their manufacturing facilities to countries where low-cost labor is available. In order to retain control over the manufacturing process and ensure full compliance by the various facilities involved in the manufacturing process with the manufacturer's procedures, MPM products are required to be usable throughout the manufacturing process in all applicable locations. In addition, our products have to be tailored to assist customers in the assessment and determination of the most cost-effective manufacturing location for each project and each component therein, considering, among other factors, available capacity, proximity to market, cost of labor, cost of transportation and cost of maintaining quality assurance in each potential manufacturing location.

RE-USABILITY OF MANUFACTURING LINES: In the past, it was customary, particularly in the automotive industry, to demolish a manufacturing line upon completion of the manufacturing process and build a new manufacturing line for a new process. In order to cut costs, in recent years various manufacturers have sought to change this trend by developing manufacturing lines consisting of multiple, modular components, each of which can be removed upon completion of a certain manufacturing process and replaced with a new component suitable for the new manufacturing line. We will have to adjust our applications to make them compatible with such developments in the manufacturing line.

ENVIRONMENT PROTECTION: A developing trend impacting manufacturers is the growing awareness to environmental issues and the increasing demands in many countries to comply with environment-protection laws. Among other environment protection steps introduced in recent years are low energy manufacturing; manufacturing without the use of coolers; the collection of manufacturing parts following completion of a manufacturing project; and end-of-life disposal measures. In addition, various countries require, as a condition to the grant of certain manufacturing approvals and permits, that such environment protection measures be introduced and used prior to commencement of the manufacturing process. As a developer of MPM products, in the future we may be required to include in our applications measures intended to achieve compliance with such environment protection requirements.

MAINTENANCE, REPAIR AND OVERALL: A recent trend among manufacturers is the demand that we supply not only a "manual" for the manufacturing of an end-product, but also an electronic maintenance, repair and overall manual that can be distributed by manufacturers to dealers and other parties around the world. Such manual is intended to provide an immediate trouble-shooting mechanism, especially in the case of very sophisticated end-products, with respect to which the maintenance, repair and overall process is more time consuming and complex. Such maintenance, repair and overall manual is intended to enable dealers around the world to obtain standard maintenance procedures in a user-friendly format.

PROCESS DRIVEN PRODUCT DESIGN: Traditionally, a planning engineer would prescribe to manufacturers the end-product requirements, without considering the manufacturing capabilities of such manufacturer. In recent years, some manufacturers have sought to move towards a manufacturing process that is based on their capabilities, at least with respect to the mechanical rather than the aesthetic aspects of the end product. Such approach is intended to provide a more cost-effective manufacturing process, which will be based on the use of existing manufacturing capabilities and capacities of the manufacturer rather than creating new capabilities and capacities. To achieve the foregoing, manufacturers are requesting that MPM solutions enable them to asses and define their manufacturing capabilities and capacities in any given moment and assist them in determining whether any changes are required in such manufacturing capabilities and capacities in order to comply with the manufacturing requirements of a new end product. In acquiring the business of USDATA, which relates to the execution phase of the manufacturing process, we have attempted to expand our assessment capabilities beyond the manufacturing planning phase.

DEPLOYMENT OF FACILITIES: In recent years, many software companies and other high-tech businesses have been relocating some of their research and development, manufacturing and customer service facilities to countries where low-cost labor is available. We have been considering such step but have not yet determined the possible implications of such a step on our business.

FLUCTUATION OF QUARTERLY RESULTS: Our quarterly results of operations may be subject to significant fluctuations due to several factors, primarily the timing of large orders, which represent a significant percentage of our revenues, and other factors, including customer budget cycles, competitive pressures, the low level of business activity during the summer months in the European market, the timing of new product announcements, the release of new products by us and our competitors and the effective provision by us of customer support.

RISK FACTORS: In addition, our results of operations and financial condition may be affected by various other factors discussed in "Item 3D: Risk Factors", including the length of our sales cycle, market acceptance of our eMPower offering for MPM, changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in one or more of our target industries.

E.  OFF-BALANCE SHEET ARRANGEMENTS

For information about off-balance sheet arrangements into which we entered following December 31, 2003, see "Item 11: Quantitative and Qualitative Disclosure about Market Risk".

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2003:


   Contractual Obligations as of       Payments due by Period
   December 31, 2003                   (US$ in thousands)
   ----------------------------------- -------------------------------------------------------------
                                                  Less than 1
                                       Total      Year         1-3 Years   4-5 Years   After 5 Years
                                       ---------  -----------  ----------  -----------  ------------
   Long-Term Debt(1)                   $  25,000  $       833  $   13,167  $    11,000            --
                                       ---------  -----------  ----------  -----------  ------------
   Operating Leases                    $  16,638  $     6,161  $    6,145  $     2,561  $      1,771
                                       ---------  -----------  ----------  ----------- -------------
   Purchase Obligations and
   Commitments                                --           --          --          --             --
                                       ---------  -----------  ----------  ----------- -------------
   Total Contractual Cash Obligations  $  41,638  $     6,994  $   19,312  $    13,561  $      1,771
                                       ---------  -----------  ----------  ----------- -------------

(1) In April 2003, we obtained from Bank Hapoalim B.M. a credit line in an aggregate principal amount of $25,000,000. As of December 31, 2003 we drew the full amount available to us under the credit line. For more details regarding this credit line see "Liquidity and Capital Resources" above and "Item 10.C - Material Contracts." Long-term debt includes principal and interest payments in accordance with the terms of the credit line, as well as the impact of our hedging transactions.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Our directors and executive officers are listed below, together with brief accounts of their business experience and certain other information.


       NAME                         AGE     POSITION
       -----                        ---     ---------
       Harel Beit-On(1).........     44     Chairman of the board of directors

       Shlomo Dovrat(1)(2)......     44     Vice chairman of the board of directors

       Kenneth J. Bialkin......      74     Director

       Gerald B. Cramer(3)......     73     Director

       Aharon Dovrat(1)(2)(3)...     72     Director

       Avi Zeevi(1).............     52     Director

       Talia Livni(1)(2)(3).....     60     Director

       Yaron Eitan..............     47     Director

       Jaron Lotan..............     46     President and chief executive officer

       Oren Steinberg...........     35     Executive vice president and chief financial officer

       Ziyon Amram..............     45     Executive vice president of product operations

       Amir Livne...............     42     Executive vice president of business development and strategy

       Olivier Leteurtre........     41     Executive vice president of sales and field operations

(1)   Member of our investment and finance committee.

(2)   Member of our compensation committee.

(3)   Member of our audit committee.

HAREL BEIT-ON has served as our chairman of the board of directors since December 2001 and as a director since 1999. From 1996 until February 2004 Mr. Beit-On served as our chief executive officer. Mr. Beit-On also served as our president from 1995 until October 2002. >From 1994 to 1996, Mr. Beit-On served as our chief operating officer. Between 1991 and 1994, Mr. Beit-On served as our executive vice president of sales and engineering. From 1988 to 1991, Mr. Beit-On served as president of our United States sales and support subsidiary. From 1985 to 1988, Mr. Beit-On served in various marketing positions with us. Mr. Beit-On holds a B.A. degree in Economics from the Hebrew University and an M.B.A. degree from MIT.

SHLOMO DOVRAT is our founder and has served as our director since our inception and as our vice chairman of the board of directors since December 2001. Mr. Dovrat served as our chairman of the board of directors from 1995 to 2001. Mr. Dovrat served as our chief executive officer and president from our inception to 1996 and 1995, respectively. Mr. Dovrat served as a director, president and chief executive officer of Oshap Technologies Ltd. from 1983 until 1999. Mr. Dovrat is a founding partner in several high-tech venture capital funds including Carmel Software Fund and Dor Ventures Fund, and he is also a partner in Dovrat & Co., a privately held investment group. Shlomo Dovrat is Aharon Dovrat's son.

KENNETH J. BIALKIN has served as our director since 1993. Mr. Bialkin has been a partner of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, our United States counsel, since 1993. Mr. Bialkin is a director of Municipal Assistance Corporation for the City of New York, CitiGroup, Inc. and Sapiens International Corporation N.V.

GERALD B. CRAMER has served as our director since 1996. Mr. Cramer is a co-founder and has been chairman of CRM LLC since 1973. Prior to co-founding CRM LLC, Mr. Cramer was a senior partner at Oppenheimer & Company. Mr. Cramer serves on the board of directors of Teatown Lake Reservation, the board of trustees at Syracuse University and serves on its investment committee. Mr. Cramer is a former trustee of St. Joseph's Medical Center. Mr. Cramer earned a B.Sc. degree from Syracuse and attended the University of Pennsylvania Wharton Graduate School of Finance. Mr. Cramer served as a Lieutenant in the United States Navy.

AHARON DOVRAT has served as our director since 1989 and served as our chairman of the board of directors from 1989 to February 1995. From 1991 until 1998, Mr. Dovrat was the founder, principal shareholder and chairman of Dovrat, Shrem & Co., an investment-banking firm established in 1991. Until 1991, Mr. Dovrat served as Managing Director of Clal (Israel) Ltd., one of Israel's largest public investment companies. Mr. Dovrat currently serves as chairman of Dovrat & Co., a private investment company, chairman of Isal Amlat Ltd., a public investment company traded on the Tel Aviv Stock Exchange, and as a director of Delta Galil Industries Ltd., a public company engaged in textile manufacturing traded on the New York Stock Exchange. Mr. Dovrat is also the chairman of the board of directors of several privately held companies. Aharon Dovrat is Shlomo Dovrat's father.

AVI ZEEVI has served as our director since 1995. Mr. Zeevi served as chief financial officer of Oshap from 1994 until 1999 and he is now a founding partner in several high-tech venture capital funds including Carmel Software Fund and Dor Ventures Fund. From 1983 to 1994, Mr. Zeevi served as chief executive officer of Oshap's subsidiary MINT Software Technologies Ltd.

TALIA LIVNI has served as our director since August 2000. Ms. Livni has served as president of Naamat since 1997. From 1992 until 1996, she served as Head of the Human Resources Division of the Israeli Ministry of Defense. From 1975 until 1992, Ms. Livni served as Senior Deputy Legal Advisor to the Israeli Ministry of Defense. From 1973 until 1975, Ms. Livni served as Legal Adviser to RAFAEL Israel Armament Development Authority Ltd.

YARON EITAN has served as our director since December 2003. Mr. Eitan is the representative of SCP Private Equity Partners II L.P. on our board of directors and was nominated as a director pursuant to the provisions of the Share Purchase Agreement described in greater detail below. Mr. Eitan is a partner at SCP Private Equity Partners II L.P., a private equity firm with approximately $1 billion under management. Mr. Eitan is also the founder, president and chief executive officer of Selway Partners LLC, a technology holding company with holdings in five different companies. Mr. Eitan has over 15 years of experience in building and managing a number of high-tech companies. His activities at Selway include the founding of Test University, Inc., DVTel Inc., and Econium Inc. Mr. Eitan is also the chairman of INSCI Corp., a public company traded on the OTCBB, Software Technologies, Inc., Techonline, Inc., Magnolia Broadband and The Q Group. Between 1989 and 1998, Mr. Eitan was the founder, chairman and chief executive officer of Geotek Communications, Inc. and served as chairman of the board of Bogen Communications, Inc. and National Band Three of the United Kingdom. Earlier, he was the co-founder of Reshef Technologies of Israel. Mr. Eitan holds an M.B.A. degree from the Wharton School of Business of the University of Pennsylvania.

JARON LOTAN was appointed as our chief executive officer in February 2004. Mr. Lotan joined us in October 2002 as our president and chief operating officer and currently continues to serve as our president. Prior to joining us, Mr. Lotan served as corporate executive vice president for business and strategy at Orbotech Ltd., a leading supplier of automated optical inspection and other productivity solutions for the electronics industry. At Orbotech, he was responsible for worldwide sales, marketing and support organization, corporate marketing activities and strategy and business development. Prior to serving as corporate executive vice president, Mr. Lotan served as president of the Orbotech PCB Division and president of Orbotech Europe. Before joining Orbotech in 1992, Mr. Lotan co-founded and served as general manager, North America for Rosh Intelligent Systems, a software company offering knowledge-based solutions to customer support organizations. Mr. Lotan holds a B.A. degree in Economics and Mathematics, and an M.A. degree in Economics, both from the Hebrew University in Jerusalem.

OREN STEINBERG has served as our chief financial officer and executive vice president since June 2001. Mr. Steinberg joined us in August 2000 as chief financial officer and vice president of Tecnomatix Unicam, Inc., our New Hampshire, U.S. based subsidiary. Prior to joining us, Mr. Steinberg served as chief financial officer and vice president at Lucent Technologies Israel - Wireless Networking Group, where he was responsible for the financial operations of the firm and its American subsidiaries located in New Jersey, Boston and Chicago. From 1995 to 1997, Mr. Steinberg served as Financial Manager and Controller of Sapiens. Prior to 1995, Mr. Steinberg was a certified public accountant at Price Waterhouse, LLP and at Somech Cheikin and Assoc. CPA, Israel. Mr. Steinberg holds a B.A. degree in Accounting and Economics and an L.L.B. degree.

AMIR LIVNE has served as our executive vice president of business development and strategy since January 2003. Mr. Livne served as executive vice president industry marketing from February 1999 until January 2003. Mr. Livne served as our vice president of marketing from January 1998 until February 1999, and prior to that he served as Director of Strategic Accounts. Before joining us, Mr. Livne worked as a senior associate at Booz, Allen & Hamilton, a leading management consulting firm, for a period of three years. Prior to his employment with Booz, Allen & Hamilton, Mr. Livne served in various software research and development positions for a period of six years. Mr. Livne holds B.A. and B.M. degrees in Computer Science from the Tel Aviv University.

ZIYON AMRAM has served as our executive vice president of global product operations since November 2003. Prior to joining us, Mr. Amram served as vice president of the delivery organization at Amdocs Ltd., a leading provider of enterprise solutions to the global communication industry. During his career at Amdocs, Mr. Amram managed the development of state-of-the-art software products as well as the delivery and deployment of large-scale enterprise solutions. Mr. Amram also spent several years in Europe and the United States establishing and managing local development and support sites serving major worldwide communication companies. Mr. Amram holds B.Sc. and M.Sc. degrees in Mathematics and Computer Sciences from the Tel Aviv University.

OLIVIER LETEURTRE has served as our executive vice president of sales since January 2002. Previously, Mr. Leteurtre managed our operations in Japan and Korea. Prior to his service in Japan, Mr. Leteurtre managed our operations in Western Europe. Prior to joining us in 1993, Mr. Leteurtre was a regional manager at Computervision, France. Mr. Leteurtre holds a B.S. degree in Mechanical Science from Ecole Nationale d'Ingenieur en Mecanique et Microtechnique and an M.B.A. degree from Ecole de Management de Lyon.

AN ARRANGEMENT FOR THE ELECTION OF A DIRECTOR ON BEHALF OF SCP PRIVATE EQUITY PARTNERS II L.P.

Under the terms of a Share Purchase Agreement, dated July 29, 2003 (as amended on September 19, 2003), between SCP Private Equity Partners II L.P., or SCP Partnership, and us, SCP Partnership has the right to nominate one director to serve on our board of directors for as long as it beneficially owns ordinary shares and any of our other securities having the power to vote on the election of members of our board of directors constituting at least 5% of the total number of votes which may be cast in the election of members of our board of directors if all securities entitled to vote in the election of such directors are present and voted. The execution of the Share Purchase Agreement was made in connection with our entering into the Asset Purchase Agreement with USDATA Corporation. See "Item 4A Information on the Company - History and Development of the Company" and "Item 10C: Additional Information - Material Contracts". Mr. Yaron Eitan was nominated by SCP Partnership as its representative on our board of directors pursuant to the provisions of the Share Purchase Agreement and elected by our shareholders as a director on December 22, 2003.

B.  COMPENSATION

The aggregate compensation paid to, or accrued on behalf of, all our directors and executive officers as a group (13 persons) during the year ended December 31, 2003, was $1,639,057 in salary, management fees, bonuses, directors' fees and expenses and approximately $149,244 in amounts set aside or accrued to provide for pension, retirement or similar benefits (including annual compensation and compensation for each board or committee meeting attended paid to each of our external directors pursuant to the Israeli Companies Regulations (Regulations Regarding the Compensation and Expenses Reimbursement for External Directors) promulgated under the Companies Law). Such amounts do not include amounts expended by us for automobiles made available to our directors and executive officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to directors and officers and other fringe benefits commonly provided by Israeli companies to their executives. In October 2003 we issued to each of our external directors options to purchase 20,000 of our ordinary shares, at an exercise price of $10.25 per share. The options expire ten years after the date of grant on October 21, 2013. See "Item 6E: Share Ownership" and "Item 7: Major Shareholders and Related Party Transactions" for a description of entities affiliated with certain of our directors.

As of March 15, 2004, options granted to our officers and directors to purchase up to 1,922,750 of our ordinary shares were outstanding. The exercise price of these options ranges between $4.75-$25.75 per share. The expiration date of these options ranges from January 2006 to November 2013.

C.  BOARD PRACTICES

TERMS OF OFFICE

Our articles of association provide that directors are elected by an ordinary resolution of a general meeting of our shareholders. However, our directors (other than external directors, who are appointed pursuant to the provisions of the Companies Law) are elected to three classes: (a) one class, consisting of Aharon Dovrat and Avi Zeevi, to hold office until the annual meeting of our shareholders to be held in 2004, (b) a second class, consisting of Harel Beit-On and Shlomo Dovrat, to hold office until the annual meeting of our shareholders to be held in 2005and (c) a third class, consisting of Kenneth J. Bialkin and Yaron Eitan, to hold office until the annual meeting of our shareholders to be held in 2006. Pursuant to the Companies Law, Talia Livni and Gerald B. Cramer were elected by our shareholders to serve as our external directors for a second term of three years expiring on December 21, 2006. See "--External Directors; Audit Committee; Internal Auditor." The periods during which each of our directors has served in office are set forth in Section 6A above.

We do not currently have service contracts with any of our directors providing for benefits upon termination of their service to us.

INVESTMENT AND FINANCE COMMITTEE

Our board of directors has appointed an investment and finance committee. The members of our investment and finance committee are Harel Beit-On (chairman), Shlomo Dovrat, Aharon Dovrat, Avi Zeevi and Talia Livni. The responsibilities of our investment and finance committee include reviewing and, as required, approving our financial investments and cash management policies, corporate tax status and corporate structure.

COMPENSATION COMMITTEE

Our board of directors has appointed a compensation committee. The members of our compensation committee are Shlomo Dovrat (chairman), Aharon Dovrat and Talia Livni. The responsibilities of our compensation committee include reviewing and, as required, approving the compensation of our executive officers and overseeing the administration of our stock option plans.

EXTERNAL DIRECTORS; AUDIT COMMITTEE; INTERNAL AUDITOR

EXTERNAL DIRECTORS

We are currently subject to the provisions of the Companies Law. Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public in or outside Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director of a company if the person's relative, partner, employer or any entity under the person's control, has, or had during the two years preceding the date of appointment, any affiliation with such company, any entity controlled by such entity or by any entity controlling such entity. The term "affiliation" includes: (a) an employment relationship; (b) a business or professional relationship maintained on a regular basis; (c) control; and (d) service as an office holder. In addition, no person may serve as an external director if the person's other business creates, or may create, a conflict of interests with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and may not employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

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

The initial term of an external director is three years and may be extended for an additional three years . External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee exercising powers of the board of directors is required to include at least one external director. Gerald B. Cramer and Talia Livni currently serve as our external directors pursuant to the Companies Law.

An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. See "-- Compensation."

AUDIT COMMITTEE

Under the Companies Law, the board of directors of any company that is required to appoint external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors but excluding:
(a) the chairman of the board of directors; (b) a controlling shareholder or a relative of a controlling shareholder; or (c) any director employed by the company or who provides services to the company on a regular basis.

Pursuant to current requirements of the Nasdaq National Market, we are required to have two independent directors on the audit committee. We have appointed such audit committee. Pursuant to the Nasdaq rules, which will be applicable to us as of July 2005, we will be required to have an audit committee consisting of at least three members, each of whom must meet the definition of "independence" and the criteria for independence set forth in the Securities and Exchange Commission's rules regarding audit committee independence under Section 301 of the Sarbanes-Oxley Act of 2002. The audit committee members may not have participated in the preparation of our or any of our current subsidiaries' financial statements at any time during the three years preceding the date of such financial statements.

In addition, under the Nasdaq rules each member of the audit committee must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement; and the audit committee must have at least one member with past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The members of our audit committee comply with such requirements.

The responsibilities of our audit committee under the Companies Law include identifying irregularities in the management of the company's business and approving related party transactions as required by law.

Under the Nasdaq rules and the Sarbanes-Oxley Act, the audit committee (i) has the sole authority and responsibility to select, evaluate, and, where appropriate, replace the company's independent auditors, (ii) is directly responsible for the appointment, compensation and oversight of the work of the independent auditors for the purpose of preparing its audit report or related work, and (iii) is responsible for establishing procedures for (A) the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and (B) the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters. The audit committee is required to consult with management but may not delegate these responsibilities. In addition, under the Sarbanes-Oxley Act, the audit committee is responsible, among other things, for the following:

      o Have the sole authority to review in advance, and grant any appropriate pre-approvals of, (i) all audit and non-audit services to be provided by the independent auditors and (ii) all fees and other terms of engagement;

      o Review and discuss with management and the independent auditors the company's quarterly financial statements (including the independent auditors' review of the quarterly financial statements) prior to any required submission to shareholders, the Securities and Exchange Commission, any stock exchange or the public;

      o Review and discuss with management and the independent auditors the company's annual audited financial statements prior to any required submission to shareholders, the Securities and Exchange Commission, any stock exchange or the public;

      o Recommend to the board of directors, if appropriate, that the company's annual audited financial statements be included in the company's annual report;

      o Review and discuss with management all disclosures made by the company concerning any material changes in the financial condition or operations of the company;

      o Review disclosures made to the audit committee by the company's chief executive officer and chief financial officer during their certification process for the company's annual report about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the company's internal controls; and

      o  Review and approve all related-party transactions.

The responsibilities of our audit committee, which comply with the above requirements of the Companies Law and the rules of the Securities and Exchange Commission and Nasdaq, are detailed in the audit committee charter adopted by our board of directors on March 4, 2004.

Our audit committee currently consists of Aharon Dovrat (chairman and financial expert), Gerald B. Cramer and Talia Livni. See also "Item 16A - Audit Committee Financial Expert."

INTERNAL AUDITOR

The Companies Law provides that public companies must appoint an internal auditor that will be appointed by the board of directors, in accordance with proposal of the audit committee. An internal auditor may not be an interested party, an office holder or an affiliate, or a relative of an interested party, nor may the internal auditor be the company's independent accountant or its representative. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures.

We currently have an internal auditor who meets the independence requirements of the Companies Law.

D.  EMPLOYEES

As of December 31, 2003, we employed 680 employees, 522 of whom were employed outside Israel. Out of the total number of our employees, 222 were engaged in research and development, 174 were engaged in global professional services, including hotline and support services, 265 were engaged in sales and marketing and 19 were engaged in corporate management, finance and general administration.

As of March 31, 2003, we employed 658 employees, 502 of whom were employed outside Israel. Out of the total number of our employees, 239 were engaged in research and development, 211 were engaged in global professional services, including hotline and support services, 190 were engaged in sales and marketing and 18 were engaged in corporate management, finance and general administration.

As of March 31, 2002, we employed 696 employees, 527 of whom were employed outside Israel. Out of the total number of our employees, 238 were engaged in research and development, 234 were engaged in global professional services, including hotline and support services, 201 were engaged in sales and marketing and 23 were engaged in corporate management, finance and general administration.

The increase in the number of employees between March 31, 2003 and December 31, 2003 was mainly due to the addition of 60 employees who joined us in September 2003 following the USDATA Corporation asset acquisition, which was partially offset by the termination of employment of certain employees pursuant to the cost-reduction plans we implemented in the fourth quarter of 2003. The decrease in the number of our employees between March 31, 2002 and March 31, 2003 was due to the effect of the cost-reduction plans we implemented in each of the fourth quarters of 2001 and 2002 and the first quarter of 2003, which was partially offset by our recruitment of new employees as part of our increased research and development, marketing and selling efforts of our new MPM offering.

Our Israeli employees are not party to any collective bargaining agreement. However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) which are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimum. An additional significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the consumer price index. The amount and frequency of these adjustments are modified from time to time.

We consider our relationship with our employees to be good and we have never experienced a labor dispute, strike or work stoppage.

E.  SHARE OWNERSHIP

The following table sets forth, as of March 24, 2004, certain information with respect to the beneficial ownership of our ordinary shares held by our directors and officers. Other directors and officers that do not appear in the table below beneficially own less than one percent of our ordinary shares.


                                    NUMBER OF ORDINARY SHARES
       NAME                         BENEFICIALLY OWNED (1)       PERCENT OF CLASS (2)
       ----                         ----------------------       --------------------
       Shlomo Dovrat(3)..........            1,030,508                   8.35%

       Harel Beit-On(4)..........              986,829                   7.92%

       Avi Zeevi(5)..............              203,443                   1.69%

       Aharon Dovrat(6)..........              102,000                   0.85%

       Kenneth J. Bialkin(7).....               39,968                   0.33%

       Gerald B. Cramer(8).......              458,162                   3.81%


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for purposes of computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for the purpose of computing the beneficial ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) All percentages are calculated based on 11,982,227 of our issued and outstanding ordinary shares as of March 24 2004. Such number excludes 1,956,853 of our ordinary shares held by one of our wholly owned subsidiaries.

(3) The number of ordinary shares beneficially held by Shlomo Dovrat includes options to acquire 344,963 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this annual report. Mr. Dovrat also holds additional options to acquire 102,038 of our ordinary shares that are not scheduled to become exercisable within 60 days of the date of this annual report. The exercise price of the options ranges between $6.875-$25.75 per share. The expiration dates of the options are between May 2007 and March 2013. Please refer also to "Item 7A: Major Shareholders" for additional information regarding ordinary shares which may be deemed to be beneficially owned by Mr. Dovrat.

(4) The number of ordinary shares beneficially held by Harel Beit-On includes options to acquire 474,213 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this annual report. Mr. Beit-On also holds additional options to acquire 109,538 of our ordinary shares that are not scheduled to become exercisable within 60 days of the date of this annual report. The exercise price of the options ranges between $6.875-$25.75 per share. The expiration dates of the options are between January 2006 and March 2013. Please refer also to "Item 7A: Major Shareholders" for additional information regarding ordinary shares which may be deemed to be beneficially owned by Mr. Beit-On.

(5) The number of ordinary shares beneficially held by Avi Zeevi includes options to acquire 65,325 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this annual report. Mr. Zeevi also holds additional options to acquire 30,675 of our ordinary shares. The exercise price of the options ranges between $6.875-$20.75 per share. The expiration dates of the options are between July 2009 and March 2013. Please refer also to "Item 7A: Major Shareholders" for additional information regarding ordinary shares which may be deemed to be beneficially owned by Mr. Zeevi.

(6) The number of ordinary shares beneficially held by Aharon Dovrat includes options to acquire 32,000 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this annual report. Mr. Dovrat also holds additional options to acquire 8,000 of our ordinary shares that are not scheduled to become exercisable within 60 days of the date of this annual report. The exercise price of the options ranges between $6.875-$18.375 per share. The expiration dates of the options are between July 2006 and January 2011. Please refer also to "Item 7A: Major Shareholders" for additional information regarding ordinary shares which may be deemed to be beneficially owned by Mr. Dovrat.

(7) The number of ordinary shares beneficially held by Kenneth J. Bialkin includes options to acquire 32,000 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this annual report. Mr. Bialkin also holds additional options to acquire 8,000 of our ordinary shares that are not scheduled to become exercisable within 60 days of the date of this annual report. All such options are held by Mr. Bialkin for the benefit of Skadden, Arps, Slate, Meagher & Flom LLP, a law firm that serves as our U.S. counsel, of which Mr. Bialkin is a partner. The exercise price of the options ranges between $6.875-$18.375 per share. The expiration dates of the options are between July 2006 and January 2011. The number of ordinary shares excludes 2,000 of our ordinary shares held by the Bialkin Family Foundation for which Mr. Bialkin disclaims beneficial ownership. In addition, Mr. Bialkin is an investor in D Partners (BVI) L.P., an investment fund in which Mr. Bialkin and the Bialkin Family Foundation hold an aggregate interest of 2.99%. D Partners (BVI) L.P. holds 167,936 of our ordinary shares. Mr. Bialkin expressly disclaims beneficial ownership of such shares.

(8) The number of ordinary shares beneficially held by Gerald B. Cramer also includes options to acquire 32,000 of our ordinary shares that are currently exercisable or which will first become exercisable within 60 days of the date of this annual report. The shares listed on the table include shares held by a number of trusts for the benefit of members of Mr. Cramer's family and other related entities. Mr. Cramer also holds additional options to acquire 28,000 of our ordinary shares that are not scheduled to become exercisable within 60 days of the date of this annual report. The exercise price of the options ranges between $6.875-$18.375 per share. The expiration dates of the options are between July 2006 and October 2013. In addition, Mr. Cramer is involved with D Partners (BVI) L.P., an investment fund that holds 167,936 of our ordinary shares. Mr. Cramer expressly disclaims beneficial ownership of such shares.

STOCK OPTION PLANS AND EMPLOYEE SHARE PURCHASE PLAN

We have granted to our employees and officers options to purchase our ordinary shares pursuant to our stock option plans. As of March 15, 2004, options to purchase 4,233,652 of our ordinary shares were outstanding and 138,881 of our ordinary shares were available for future grants of options. The following is a description of certain provisions of our stock option plans.

In August 1994, we adopted the Tecnomatix Technologies Ltd. 1994 Stock Option Plan, or the 1994 Plan. The 1994 Plan currently authorizes the grant of options to acquire up to 864,250 of our ordinary shares to our employees, officers and directors. Options granted pursuant to the 1994 Plan are exercisable at an exercise price equal to the fair market value of our ordinary shares on the date of grant. Pursuant to the 1994 Plan, an optionee is entitled to exercise 40% of the options granted to him or her after the second anniversary of the date of grant and an additional 30% after each of the third and fourth anniversaries of the date of grant. As of March 15, 2004 options to purchase 45,700 of our ordinary shares were outstanding pursuant to the 1994 Plan and no ordinary shares were available for future grants of options.

In July 1996, we adopted the Tecnomatix Technologies Ltd. 1996 Stock Option Plan, or the 1996 Plan. The 1996 Plan currently authorizes the grant of options to acquire up to 3,672,325 of our ordinary shares to our employees, officers and directors, at a purchase price of 100% of the fair market value of our ordinary shares on the date of grant. Pursuant to the 1996 Plan, the vesting of options granted to an optionee is determined by our compensation committee, and in the absence of such determination, an optionee is entitled to exercise 40% of the options granted to him or her after the second anniversary of the date of grant and an additional 30% after each of the third and fourth anniversaries of the date of grant. As of March 15, 2004, options to purchase 3,067,960 of our ordinary shares were outstanding pursuant to the 1996 Plan, and no ordinary shares were available for future grants of options.

In July 1996, we adopted the 1996 Directors Stock Option Plan, or the Directors Plan. The Directors Plan currently authorizes the grant to our directors of options to acquire up to 364,000 of our ordinary shares. Under the Directors Plan, an optionee is entitled to exercise 20% of the options granted to him or her after the second anniversary of the date of grant, and an additional 20% of the options after each of the third through the sixth anniversaries of the date of grant. Options granted pursuant to the Directors Plan expire on the earlier of the termination of the service of the director or the tenth anniversary of the date of grant. Our compensation committee may change the vesting provisions of the Directors Plan. As of March 15, 2004, options to purchase 248,000 of our ordinary shares were outstanding pursuant to the Directors Plan and 88,000 of our ordinary shares were available for future grants of options.

In October 1998, our subsidiary, Tecnomatix Ltd. (previously named Robcad Technologies (1980) Ltd.) adopted the Robcad Technologies (1980) Ltd. Stock Option Plan, or the Robcad Plan. The Robcad Plan currently authorizes the grant to employees, officers and directors of Tecnomatix Ltd., its subsidiaries and affiliated companies of options to acquire up to 47,675 of our ordinary shares. The vesting and expiration provisions of the Robcad Plan are similar to those of the 1996 Plan. As of March 15, 2004 options to purchase 33,325 of our ordinary shares were outstanding under the Robcad Plan and no ordinary shares were available for future grants of options.

In March 1999, we adopted the Performance Based Stock Option Plan, referred to as the Performance Plan, in connection with the acquisition of our U.S. subsidiary, Tecnomatix Unicam, Inc. The Performance Plan provides for the grant of options to employees, officers and consultants to acquire up to 171,499 of our ordinary shares. Of such options, one third vested in March 2000, based on certain revenue and operating goals that were achieved in 1999, and the remaining two thirds will vest on the seventh anniversary of the date of grant. Although the Performance Plan was designed for employees of Unicam and Exaline and only such employees were granted option pursuant to it, the Performance Plan may be used for other employees of our company and its subsidiaries. As of March 15, 2004, options to purchase 148,417 of our ordinary shares were outstanding under the Performance Plan and 500 ordinary shares were available for future grants of options.

In December 2002 we adopted the Tecnomatix Technologies Ltd. 2003 Global Share Option Plan, or the 2003 Plan. Our board of directors also authorized reductions in the number of shares available for future grants under the 1994 Plan, the 1996 Plan, the Directors Plan, the Robcad Plan and the Performance Plan and concurrent increases in the number of shares available for future grants under the 2003 Plan. Pursuant to these resolutions, the number of our ordinary shares subject to the Directors Plan, the 1996 Plan, the Robcad Plan and the Performance Plan was decreased by an aggregate of 644,381 of our ordinary shares. In September 2003, our board of directors approved the increase of the number of our ordinary shares authorized for grant under the 2003 Plan by 100,000 shares. Accordingly, the number of our ordinary shares subject to the 2003 Plan is currently 744,381. Our board of directors may make additional reductions and increases in the number of authorized shares under our stock option plans from time to time. Our Officers, directors, employees and consultants and those of our subsidiaries are eligible to participate in the 2003 Plan. Our board of directors and compensation committee have broad discretion to determine the terms of grants of options under the 2003 Plan, including type, amount of shares subject to the options, exercise price and vesting schedule. As of March 15, 2004, options to purchase 690,250 of our ordinary shares were outstanding under the 2003 Plan and 50,381 of our ordinary shares were available for future grants of options.

Currently, we utilize only the 2003 Plan to grant options to our employees, officers and directors.

In December 2000, we adopted the Tecnomatix Technologies Ltd. 2000 Employee Share Purchase Plan, or the Share Purchase Plan, pursuant to which our employees and employees of certain of our subsidiaries were able to purchase up to 500,000 of our ordinary shares. Every six months, each employee was entitled to purchase ordinary shares for an amount of up to 10% of his or her salary at that period, but no more than 750 of our ordinary shares. The purchase price under the Share Purchase Plan was the lower of 85% of the price of our ordinary shares on the Nasdaq National Market at the beginning of such six-month period or 85% of the price of our ordinary shares on the Nasdaq National Market at the end of such six-month period. The Share Purchase Plan terminated on November 30, 2003. As of such date, our employees purchased 475,318 of our ordinary shares under the Share Purchase Plan.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


A.  MAJOR SHAREHOLDERS


The following table sets forth, as of March 24, 2004, certain information with respect to the beneficial ownership of our ordinary shares held by each person known to us to beneficially own more than 5% of our outstanding ordinary shares. With respect to the holdings of SCP Private Equity II, LLC, Shlomo Dovrat, Harel Beit-On and Avi Zeevi, we have relied both on reports filed by this entity and these persons with the Securities and Exchange Commission and on our records. With respect to the holdings of Yozma Venture Capital Ltd., we have relied on reports filed by this entity with the Securities and Exchange Commission and on information provided to us supplementally by this entity.


      IDENTITY OF PERSON OR GROUP              NUMBER OF ORDINARY SHARES     PERCENT OF CLASS(2)
      ---------------------------              -------------------------     -------------------
                                               BENEFICIALLY OWNED(1)
                                               ---------------------
      Shlomo Dovrat(3)...................              1,030,508                     8.35%

      Harel Beit-On(4)...................                986,829                     7.92%

      SCP Private Equity II, LLC.(5) ....                863,252                     7.20%

      Yozma Venture Capital Ltd.(6)......                670,524                     5.60%

      Avi Zeevi(7).......................                203,443                     1.69%

      Aharon Dovrat(8)...................                102,000                     0.85%


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) All percentages are calculated based on 11,982,227 of our issued and outstanding ordinary shares as of March 24, 2004. Such number excludes 1,956,853 of our ordinary shares that are held by one of our wholly owned subsidiaries.

(3) Shlomo Dovrat is a party to certain understandings with Avi Zeevi and Harel Beit-On and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Dovrat expressly disclaims beneficial ownership of such shares. In addition, Mr. Dovrat is a major shareholder and director of A. S. Dovrat Management Ltd., which provides advisory services to D. Partners (Israel) L.P. and D. Partners (BVI) L.P., investment funds which hold 90,427 and 167,936 of our ordinary shares, respectively. Mr. Dovrat is also a major shareholder of Dovrat & Co. Ltd., the parent company of the general partner of D. Partners (Israel) L.P. Mr. Dovrat expressly disclaims beneficial ownership of the 258,363 of our ordinary shares held by these investment funds. For additional information about the beneficial ownership of ordinary shares by Mr. Dovrat, see "Item 6: Directors, Senior Management and Employees - Share Ownership".

(4) Harel Beit-On is a party to certain understandings with Shlomo Dovrat and Avi Zeevi and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Beit-On expressly disclaims beneficial ownership of such shares. For additional information about the beneficial ownership of ordinary shares by Mr. Beit-On, see "Item 6: Directors, Senior Management and Employees - Share Ownership".

(5) The ordinary shares beneficially held by SCP Private Equity II, LLC, or SCP Management, consist of 723,488 ordinary shares held directly by USDATA Corporation (all of which USDATA has agreed to vote in the same manner as recommended by our board of directors) and 139,764 ordinary shares held directly by SCP Private Equity Partners II, L.P., or SCP Partnership (all of which SCP Partnership has agreed to vote in the same manner as recommended by our board of directors). The aggregate of 863,252 ordinary shares was purchased from us in September 2003 by USDATA and SCP Partnership as part of the asset acquisition transaction described in Item 4 and Item 10C of this annual report. SCP Partnership is the primary stockholder of USDATA. SCP Management is the manager of SCP Private Equity II General Partner, L.P., which in turn is the general partner of SCP Partnership. Pursuant to a certain management agreement, SCP Management exercises voting and investment powers on behalf of SCP Partnership, which include the power to make voting and investment decisions regarding the securities held by SCP Partnership. Accordingly, SCP Management may be deemed to beneficially own the 723,488 shares held by USDATA and the 139,764 ordinary shares held by SCP Partnership. In addition, Wachovia Bank National Association currently holds 222,319 of our ordinary shares as an escrow agent pursuant to the provisions of a certain escrow agreement dated September 19, 2003 entered into by USDATA, SCP Partnership, Wachovia Bank and us in connection with the USDATA asset acquisition transaction. Under the escrow agreement, such 222,319 shares will be held in escrow by Wachovia Bank for a period of up to 18 months following the consummation of the asset acquisition transaction, and may be used to indemnify us in the event of a breach of the representations and warranties made by USDATA in the asset purchase agreement. Upon certain dates until the expiration of the 18-month period, and assuming no claim for indemnification will be submitted by us to the escrow agent by such dates, all such 222,319 shares will be gradually released by Wachovia Bank to USDATA. If all of such shares are released to USDATA, SCP Management will beneficially hold (directly and through its control over USDATA) an aggregate of 1,085,571 of our ordinary shares, representing 9.07% of our currently issued and outstanding ordinary shares. In March 2004, we agreed to provide a loan in the amount of $400,000 to USTADA Corporation. Upon consummation of the loan will be granted asecurity interest in such 222,319 shares in connection with the extension by us of a loan in the amount of $400,000 to USDATA. Pursuant to the terms of such loan, if USDATA does not repay the loan in full in accordance with the terms of such loan, we will have the right to receive from Wachovia Bank, at the time of release of such shares from escrow as provided above, such number of shares that will have, as of the date of such release, an aggregate fair market value equal to the amount of the foregoing loan not repaid to us by USDATA. See also "Item 10C Additional Information - Material Contracts" for information regarding arrangement with respect to voting and standstill provisions with respect to the ordinary shares beneficially held by SCP Management.

(6) Yozma Venture Capital Ltd. purchased 594,595 of these shares from SunGard Data Systems, Inc. in June 2001, as part of the sale of shares by SunGard described below.


(7) Avi Zeevi is a party to certain understandings with Shlomo Dovrat and Harel Beit-On and therefore may be deemed to beneficially own the ordinary shares held by such persons included on this table. Mr. Zeevi expressly disclaims beneficial ownership of such shares. For additional information about the beneficial ownership of ordinary shares by Mr. Zeevi, see "Item 6: Directors, Senior Management and Employees - Share Ownership".


(8) Aharon Dovrat is a major shareholder and director of A. S. Dovrat
Management Ltd., which provides advisory services, among others, to D. Partners (Israel) L.P. and D. Partners (BVI) L.P., investment funds which hold 90,427and 167,936 of our ordinary shares, respectively. Mr. Dovrat is also a major shareholder of Dovrat & Co. Ltd., the parent company of the general partner of
D. Partners (Israel) L.P. Mr. Dovrat expressly disclaims beneficial ownership of such 258,363 ordinary shares held by these investment funds. Pursuant to a power of attorney granted to Mr. Dovrat, he may exercise certain rights with respect to 110,528 of our ordinary shares held by Aldon Holding Ltd., and as a result he may be deemed to beneficially own such ordinary shares. Mr. Dovrat expressly disclaims beneficial ownership of such shares. For additional information about the beneficial ownership of ordinary shares by Mr. Dovrat, see "Item 6:
Directors, Senior Management and Employees - Share Ownership".

RECORD HOLDERS

As of March 24, 2004, there were 81 record holders of our ordinary shares, of which 57 represented United States record holders owning an aggregate of approximately 70.4% of our outstanding ordinary shares.

SIGNIFICANT CHANGES IN PERCENTAGE OWNERSHIP BY MAJOR SHAREHOLDERS

SunGard Data Systems, Inc., which was our largest shareholder (approximately 17%), sold, in a series of separate private transactions that closed on June 29, 2001, all of our shares that it held at a price per share of $9.25. Among the purchasers were Harel Beit-On, our chairman of the board, Shlomo Dovrat, our vice chairman of the board, other members of our board of directors, Yozma Venture Capital Ltd. and other affiliated parties, which in the aggregate purchased approximately 10.5% of our share capital at such time.

On January 1, 2003 we repurchased from Harel Beit-On, our chairman of the board who also served at such time as our chief executive officer, 110,000 of our ordinary shares, representing approximately 1% of our issued and outstanding ordinary shares at such time. The shares were purchased for consideration of $843,700, representing a price per share of $7.67. See Item 7B "Related Party Transactions" for additional information regarding this transaction.

On September 19, 2003, we acquired substantially all of the assets and assumed certain liabilities of USDATA Corporation pursuant to an Asset Purchase Agreement dated July 29, 2003, as amended on September 19, 2003. In consideration of the acquired assets we issued 945,807 of our ordinary shares, of which 723,488 ordinary shares were issued and delivered to USDATA and 222,319 ordinary shares were issued to Wachovia Bank National Association, as escrow agent, which shares will be held in escrow for up to 18 months following the consummation of the transaction. In connection with this asset purchase transaction, SCP Private Equity Partners II, L.P., the primary stockholder of USDATA, purchased from us 139,764 ordinary shares for an aggregate purchase price of $2,000,000 pursuant to a Share Purchase Agreement dated July 29, 2003, as amended on September 19, 2003. See Item 4A "- History and Development of the Company", Item 5 "Operating and Financial Review and Prospects" and Item 10C "Material Contracts" for additional information regarding this transaction.

The ordinary shares held by the shareholders described in this Section have the same voting rights as all of our other ordinary shares.

B.  RELATED PARTY TRANSACTIONS

In July of 1999 we entered into an agreement with A.T.L. Management Services Ltd., or A.T.L., a company in which Shlomo Dovrat, our vice chairman of the board, Harel Beit-On, our chairman of the board, and Avi Zeevi, a member of our board, each have beneficial interests. Until December 31, 2002 the agreement with A.T.L. provided for an annual management fee of $400,000 in consideration for strategic management and business and financial consulting services to be provided by A.T.L. As of January 1, 2003 the annual management fees were reduced to $300,000. We paid to A.T.L. under this agreement management fees in the amount of $400,000 in each of 2001 and 2002 and $300,000 in 2003.

In October 1998 and June 1999, we granted to Harel Beit-On, our chairman of the board, loans in an aggregate principal amount of $1,020,000. The loans, which bore interest at a rate of 6.8% per annum, matured as of December 31, 2002 and the outstanding amount of the loans including all accrued interest as of December 31, 2002 was $1,257,629. On December 31, 2002 and January 1, 2003 Mr. Beit-On repaid in cash $100,000 and $300,000, respectively, of the outstanding amount of these loans to us. In addition, as of January 1, 2003, we repurchased 110,000 of our ordinary shares from Mr. Beit-On for a total amount of $843,700, representing a price per share of $7.67, equal to the average closing price of our ordinary shares as quoted on the Nasdaq National Market during the three-month period prior to the date of the repurchase. The consideration was used to offset the outstanding balance of the loans. Due to the lower than anticipated price per share for the repurchase transaction, there was an outstanding balance left in the amount of $13,929 that was repaid to us by Mr. Beit-On. The cash repayment of the loan was funded also by using the net proceeds of a compensatory retention bonus in the gross amount of $300,000 paid to Mr. Beit-On in connection with his commitment to continue serving us as either our chief executive officer or chairman of our board of directors until December 31, 2005. In the event that Mr. Beit-On terminates his service to us, he shall be required to return to us one third of the compensatory retention bonus for each year in which he failed to provide a full year of service.

In March and April 2001 we provided to Amir Livne, our executive vice president of business development and strategy, loans denominated in NIS aggregating $100,000. The loans were provided to Mr. Livne pursuant to a Letter of Agreement entered into in January 2001, as subsequently amended. The loans were linked to the Israeli consumer price index and bore interest at the rate provided in regulations promulgated from time to time under the Israeli Tax Ordinance. Two thirds of the loans (principal and accrued interest thereon) were forgiven after two years of Mr. Livne's employment on December 31, 2002 and one third of the loans (principal and accrued interest thereon) were repaid to us by Mr. Livne upon the expiration of three years of his employment on December 31, 2003. Any taxes applicable to the forgiven loans were borne by Mr. Livne.

In March 2004, we agreed to provide a loan in the amount of $400,000 to USTADA Corporation from which we acquired substantially all of the assets and assumed certain liabilities in September 2003. The principal amount of the loan will be payable 90 days after the first day on which a certain registration statement to be filed by us with the Securities and Exchange Commission for the registration of the ordinary shares issued by us to USDATA and SCP Private Equity Partners II, L.P. (see "Major Shareholders" above) is declared effective by the Securities and Exchange Commission. The principal of the loan shall bear interest at a rate of three-month LIBOR plus 2.075%, beginning on the effective date of the foregoing registration statement, and such interest will be due on the maturity date of the principal. To secure the loan, USDATA will grant us a continuing lien on and security interest in all of its rights and interests in the 222,319 ordinary shares that are subject to the escrow agreement referred to under "Major Shareholders" above. Pursuant to the terms of the loan, if USDATA does not repay the loan in full in accordance with its terms, we will have the right to receive from Wachovia Bank, at the time of release of such shares from escrow, such number of shares that will have, as of the date of such release, an aggregate fair market value equal to the amount of the loan not repaid to us by USDATA.

C.  INTEREST OF EXPERT AND COUNSEL

    Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS: Our consolidated audited financial statements are included in this annual report in "Item 18: Financial Statements" and incorporated herein by this reference.

LEGAL PROCEEDINGS: We are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

DIVIDENDS: We have never paid dividends on our ordinary shares. We intend to retain future earning for use in our business and do not presently anticipate paying dividends in the foreseeable future. Our future dividend policy will be determined by our board of directors and will be based upon conditions then existing including our results of operations, financial conditions, current and anticipated cash needs, contractual restrictions and other conditions as our board of directors may deem relevant.

B.  SIGNIFICANT CHANGES

Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred.

ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

The following table lists the high and low reported closing prices of our ordinary shares on the Nasdaq National Market for the periods indicated:

PERIOD                                       HIGH          LOW
------                                       ----          ---
FIVE MOST RECENT YEARS:
1999..............................          $32.25        $11.62
2000..............................          $48.62        $ 4.06
2001..............................          $14.30        $ 3.56
2002..............................          $15.44        $ 7.10
2003..............................          $13.36        $ 6.30
EIGHT MOST RECENT QUARTERS AND
SUBSEQUENT PERIOD:
First Quarter 2002.......................   $15.44        $13.00
Second Quarter 2002......................   $13.45        $ 8.40
Third Quarter 2002.......................   $ 9.68        $ 7.20
Fourth Quarter 2002......................   $ 8.83        $ 7.10
First Quarter 2003.......................   $ 8.47        $ 6.69
Second Quarter 2003......................   $11.20        $ 6.30
Third Quarter 2003.......................   $11.33        $ 7.77
Fourth Quarter 2003......................   $13.36        $ 8.72
First Quarter 2004 (until March 24)....     $14.48        $12.48
MOST RECENT SIX MONTHS:
September 2003...........................   $ 9.65        $ 8.35
October 2003...........................     $10.85        $ 8.72
November 2003...........................    $11.55        $10.59
December 2003............................   $13.36        $10.70
January 2004.............................   $14.48        $13.54
February 2004............................   $13.90        $12.76
March 2004 (until 24)..................     $13.50        $12.48

On March 24, 2004, the last reported closing price of our ordinary shares on the Nasdaq National Market was $12.48 per share.

Our $97,750,000 principal amount of 5.25% convertible subordinated notes initially due in August 2004 were registered under the Securities Act of 1933, as amended, and have been designated for trading in Nasdaq's Private Offerings, Resale and Trading through Automated Linkage Market. The notes were not otherwise listed on any securities exchange and were not included in any automated inter-dealer quotation system. As of December 31, 2003, we redeemed an outstanding principal amount of $14,799,000 of these notes. See Item 4A "History and Development of the Company" and Item 5 "Operating and Financial Review and Prospects" for additional information regarding the redemption of our notes.

C.  MARKETS

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

APPROVAL OF SPECIFIED RELATED PARTY TRANSACTIONS

The Companies Law imposes a duty of care and a duty of loyalty on all our office holders as defined below, including our directors and executive officers. The duty of care requires an office holder to act with the level of care, which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of our company. An "office holder" as defined in the Companies Law is a director, a general manager, a chief executive officer, a deputy general manager, a vice general manager, other managers directly subordinate to the general manager and any person who fills one of the above positions without regard to title.

The Companies Law and our articles of association require that our office holders promptly disclose any personal interest that they may have and all related material information known to them, in connection with any existing or proposed transaction by us. Once the office holder complies with these disclosure requirements, our board of directors may approve a transaction between us and the office holder, or a third party in which the office holder has a personal interest. A transaction that is adverse to our interest cannot be approved. If the transaction is an extraordinary transaction as defined under the Companies Law, then, in addition to the approval of our board of directors, it also requires the approval of our audit committee before our board approval and, in specified circumstances, subsequent shareholder approval. Any transaction between us and one of our directors relating to the conditions of the director's service, including in relation to exculpation, insurance or indemnification, or in relation to the terms of the director's service in any other capacity requires our audit committee approval before our board approval and subsequent shareholder approval.

The Companies Law also provides that a director with an interest in an extraordinary transaction brought before our board of directors or the audit committee for its approval may not vote on the approval and may not be present in the quorum of our board or audit committee discussing the issue. However, this rule would not apply if a majority of our directors or a majority of the members of our audit committee also had an interest in the transaction.

Under our articles of association, our board can, among other things, determine our plans of activity and the principles of financing such plans, examine our financial situation and set the framework of credit which we may take and decide to issue a series of debentures.

Our directors are not subject to any age limit requirement, nor are they disqualified from serving on our board of directors because of a failure to own our shares.

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

If we liquidate, after satisfying liabilities to creditors and subject to the rights of holders of shares, if any, with any special rights upon winding up, our assets will be distributed to the holders of our ordinary shares in proportion to their holdings.

Holders of our ordinary shares have one vote for each paid-up ordinary share held of record on all matters submitted to a vote of our shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Our articles provide that our directors are elected by an ordinary resolution of a general meeting of our shareholders. Our ordinary shares do not have cumulative voting rights in the election of directors. Accordingly, the holders of our ordinary shares representing more than 50% of our voting power have the power to elect all directors. However, our directors (other than external directors, who are appointed pursuant to the provisions of the Companies Law) are apportioned into three classes: (a) one class to hold office until our annual meeting of shareholders to be held in 2004, (b) a second class to hold office until our annual meeting of shareholders to be held in 2005 and (c) a third class to hold office until our annual meeting of shareholders to be held in 2006.

We may, subject to the applicable provisions of the Companies Law, issue redeemable shares and subsequently redeem them. In addition, our board may make calls upon shareholders in respect of any sum that has not been paid up in respect of any shares held by those shareholders.

Under the Companies Law, the disclosure requirements that apply to our office holders also apply to a controlling shareholder of a public company and, therefore, apply to us. A controlling shareholder includes a shareholder that holds 25% or more of our voting rights if no other shareholder own more than 50% of our voting rights. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of our audit committee, our board of directors and our shareholders. The shareholder approval requires that: (a) the majority of shares voted at the meeting, including at least one third of the shares of disinterested shareholders voted at the meeting, vote in favor of the transaction; or (b) the total number of shares of disinterested shareholders voted against the transaction does not exceed one percent of the aggregate voting rights in our company.

The Companies Law also requires a shareholder to act in good faith towards us and towards our other shareholders and to refrain from abusing his power in our company, including in connection with voting at a shareholders' meeting on:

      o  Any amendment to our articles of association;
      o  An increase in our authorized capital;
      o  A merger; or
      o Approval of some of the acts and transactions that require shareholder approval.

A shareholder has the general duty to refrain from depriving our other shareholders of their rights. Any controlling shareholder, any shareholder that knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, under the provisions of our articles of associations, has the power to appoint any of our office holders, is under a duty to act in fairness towards us. The Companies Law does not describe the substance of this duty.

MODIFICATIONS OF SHARE RIGHTS

Under our articles of association, the rights attached to any class may be varied by adoption of the necessary amendment of our articles of association, provided that the holders of shares of the affected class approve the change by a class meeting in which the holders of at least 75% of the shareholders present at the meeting, in person or by proxy, with the right to vote on the issue approve the change. Our articles of association differ from the Companies Law in this respect, as under the law changes in the rights of shareholders require the consent of a majority of the voting power of the affected class represented at the meeting and voting on the change. In addition, our articles of association require for quorum at a meeting of a particular class of shares, the presence of one shareholder holding at least 75% of the shares of that class. However, the Companies Law requires for quorum the presence of two shareholders holding at least 25% of the voting power in the specific class. Our articles of association also require, in order to amend them, the approval of the holders of at least 75% of the shareholders present at a meeting, in person or by proxy, with the right to vote on the issue. However, the Companies Law requires only the consent of a majority of the voting power of the company represented at a meeting and voting on the change for amendment of articles of association.

SHAREHOLDERS MEETINGS AND RESOLUTIONS

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Our board may call extraordinary general meetings whenever it sees fit, at such time and place, within or without the State of Israel, as it may be determined. In addition, the Companies Law provides that the board of a public company, such as ours, is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company's board of directors or (b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company, or (ii) five percent of the voting power in the company.

We received from Nasdaq an exemption from the requirement under Nasdaq rule 4350(g) to solicit proxies and provide proxy statements of all meetings of shareholders and provide copies of such proxy solicitation material to Nasdaq. However, we provide to our record shareholders a letter informing them of the shareholders meeting together with a notice that includes a brief description of the matters to be considered at the meeting and a proxy card. We furnish such materials to the Securities and Exchange Commission through the submission of a report on Form 6-K.

The quorum required by our articles of association for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33.3% of our voting power. A meeting adjourned for lack of quorum is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting decides with the consent of the holders of a majority of the voting power represented at such meeting. At such reconvened meeting, the required quorum consists of any shareholders present in person or represented by proxy holding at least 25% of our voting rights. In connection with the quorum required for a reconvened meeting, we received from Nasdaq an exemption from the requirement under Nasdaq rule 4350(f), pursuant to which a listed company has to provide in its by-laws that the quorum for any meeting of the holders of common stock shall not be less than 33 1/3% of the outstanding shares of the company's common voting stock.

Notwithstanding the foregoing, our articles of association provide that a resolution in writing signed by all our shareholders then entitled to attend and vote at general meetings or to which all such shareholders have given their written consent (by letter, telegram, facsimile or otherwise) shall be deemed to have been unanimously adopted by a duly convened general meeting of shareholders.

Our articles of association enable our board to fix a record date to allow us to determine the shareholders who are entitled to notice of, or to vote at, any general meeting of our shareholders. The record date may not be more than 40 days before the date of the meeting. Each shareholder of record as of the record date determined by our board may vote the shares then held by that shareholder unless all calls and other sums then payable by the shareholder in respect of his or her shares have not been paid.

LIMITATION ON OWNERSHIP OF SECURITIES

The ownership and voting of our ordinary shares by non-residents of Israel are not restricted in any way by our articles of association or by the laws of the State of Israel, except for shareholders who are subjects of countries which are in a state of war with Israel.

MERGERS AND ACQUISITIONS; ANTI-TAKEOVER PROVISIONS

The Companies Law includes provisions with respect to the approval of corporate mergers that are applicable to us. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of 75% of the company's shares, present and voting on the proposed merger at a shareholders' meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party or otherwise affiliated with such other party are excluded from the vote.

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

Our articles of association contain provisions which could delay, defer or prevent a change in our control. These provisions include the staggered board provisions described above under the caption "Rights, Preferences and Restrictions upon Shares." Our articles of association provide that the staggered board provision cannot be amended without approval of the greater of
(a) holders of at least 75% of the voting power represented at a shareholders meeting and voting on any such amendment, or (b) holders of a majority of the outstanding voting power of all our shares.

OWNERSHIP THRESHOLD

Our articles of association do not include any provision with respect to the ownership threshold above which shareholder ownership must be disclosed.

CHANGES IN CAPITAL

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution passed by a majority of at least 75% of our shareholders present, in person or by proxy, at a general meeting voting on such change in the capital. Our articles of association differ from the Companies Law in this respect, as under the law changes in capital require approval only of a majority of the voting power of a company represented at the relevant shareholders meeting and voting thereon. In addition, certain transactions which have the effect of reducing capital, such as the declaration and payment of dividends and the issuance of shares for less than their nominal value, require a board resolution and court approval.

C.  MATERIAL CONTRACTS


LEASE AGREEMENT

On June 1, 2003, Tecnomatix Ltd., our wholly owned Israeli subsidiary, entered into a lease agreement with Intergama Assets (1961) Ltd. pursuant to which it leased approximately 30,000 square feet in an office building located in Herzliya, Israel. We use the space in this building for our corporate headquarters, research and development, marketing and administrative facilities. The term of the lease is for five years expiring on September 30, 2007. The annual rent (including maintenance fees) for the premises is $480,000. Of this amount, the maintenance fees for the premises and the rent for the parking space are linked to the Israeli consumer price index. Under the agreement, Tecnomatix Ltd. has an option, effective from January 1, 2004 and expiring on December 31, 2004, to lease additional space in the building and a right of first refusal with respect to certain other space in the building. The parties agreed that the lessor will make certain improvements in the premises on its own expense. In addition, Tecnomatix Ltd. may make certain agreed upon renovations of the premises at the expense of the lessor, in which case the rent for the office space will be adjusted and the total annual rent may be increased up to $537,102. Tecnomatix Ltd. may not transfer its rights under the agreement or sublease the premises in whole or in part to any third parties without the prior written consent of the lessor except that it may sublease the premises to us or one of our subsidiaries in which our holdings exceed 50%.

CREDIT LINE

In April 2003, we obtained a credit line from Bank Hapolaim in an aggregate principal amount of $25,000,000. As of December 31, 2003 we drew the full amount under the credit line and used a portion of the credit line to refinance our 5.25% convertible subordinated notes, thereby reducing our payable interest and generating capital gains from repurchase of the notes. Loans under this credit line bear interest at a rate equal to the three-month LIBOR rate at the time of a draw plus 2.075%. The credit line matures full four years after withdrawal. Unless we take advantage of our right of prepayment of the credit, the repayment of a principal amount of $10,000,000 under the line of credit is required to be made in equal quarterly payments, commencing 15 months after withdrawal, and repayment of the remaining amounts under the line of credit is required to be made upon the maturity of the line of credit or the earlier maturity of certain bonds deposited with Bank Hapoalim to secure repayment.

In connection with the credit line we created a floating charge over our assets and the assets of our Israeli subsidiary, Tecnomatix Ltd., in favor of Bank Hapoalim, to create a fixed charge over certain bonds and cash deposits, and to maintain certain financial ratios which include (a) a covenant to maintain certain levels of cash, cash equivalents, bonds and deposits, as long as the credit line is outstanding with such level being initially $30,000,000 and gradually decreasing as we progress with repayment of the credit line; (b) commencing with the third quarter of 2004, an average quarterly EBITDA of at least $1,000,000 in the preceding three quarters; (c) a ratio of shareholders equity to total assets of not less than 40% and an amount of shareholders equity of not less than $33,000,000, and (d) a ratio of current assets to current liabilities (excluding amounts which were due under our convertible notes and excluding then current maturities under the credit line) of at least 1:1.5. Our 5.25% convertible notes were effectively subordinated to any obligations arising under the credit line to the extent of the value of the assets that may from time to time be subject to the floating charge and the fixed charge.

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

Events of default under the debenture include (a) failure to pay principal, interest, fees or other amounts under the credit line when due; (b) violation of covenants that is not cured within 30 days; (c) failure of any representation or warranty to be true and that is not cured within 30 days; (d) appointment of a receiver or the occurrence of other enforcement actions in respect of any of the assets that may from time to time be subject to the floating charge, provided that such assets are equal in value to at least $500,000; (e) certain events of bankruptcy; (f) cessation of our business for at least 60 days; (g) other material events that may materially impair our financial status in relation to our status prior to any such events; or (h) a change of control. The debenture defines a change of control as the acquisition by any person who does not hold 5% or more of our outstanding ordinary shares as of the date of the debenture (other than a shareholder that is a member of our board of directors as of such date or is a direct or indirect affiliate of any such director) of more than 30% of our outstanding ordinary shares. However, such event would not be a change of control if, at the time that any such person acquires 30% or more of our outstanding ordinary shares, the aggregate amount of our outstanding ordinary shares held by all persons that are either members of our board of directors at such time, were members of our board of directors as of the date of the debenture or are entities affiliated directly or indirectly with any such persons, exceeds the number of our ordinary shares held by the person who acquired 30% or more of our outstanding ordinary shares.

SHARE REPURCHASE AND BUY-BACK AGREEMENT

On January 1, 2003 we entered into a Repurchase and Buy-Back Agreement with Harel Beit-On, our chairman of the board who also served as our chief executive officer at such time, pursuant to which we repurchased from Mr. Beit-On 110,000 of our ordinary shares, representing approximately 1% of our then issued and outstanding ordinary shares. The shares were purchased for consideration of $843,700, representing a price per share of $7.67, equal to the average closing price of our ordinary shares as quoted on the Nasdaq National Market during the three-month period prior to the date of the repurchase. The consideration was used to offset the portions of the outstanding balance of the loans provided by us to Mr. Beit-On.

LOAN AGREEMENT

In March and April 2001 we provided to Amir Livne, our executive vice president of business development and strategy, loans denominated in NIS aggregating $100,000. The loans were provided to Mr. Livne pursuant to a Letter of Agreement entered into in January 2001, as subsequently amended. The loans were linked to the Israeli consumer price index and bore interest at the rate provided for pursuant to the regulations promulgated under the Israeli Tax Ordinance, from time to time. Two thirds of the loans (principal and accrued interest thereon) were forgiven after two years of Mr. Livne's employment on December 31, 2002 and one third of the loans (principal and accrued interest thereon) was repaid to us by Mr. Livne upon the expiration of three years of his employment on December 31, 2003. Any taxes applicable to the forgiven loans were borne by Mr. Livne.

ASSET PURCHASE AGREEMENT AND SHARE PURCHASE AGREEMENT

On July 29, 2003, we and Tecnomatix Technologies, Inc., our U.S. wholly owned subsidiary, entered into an asset purchase agreement, as amended, with USDATA Corporation (incorporated in Delaware), a North American developer of production management products based in Richardson, Texas, and certain of its subsidiaries pursuant to which we acquired substantially all of the assets and assumed certain liabilities of USDATA. The acquisition was consummated on September 19, 2003. As consideration for the acquired assets, we issued to USDATA 945,807 of our ordinary shares, of which 222,319 ordinary shares are held in escrow by Wachovia Bank National Association until the 18-month anniversary of the consummation of the transaction. In connection with this transaction, USDATA and we entered into a standstill agreement dated October 19, 2003 under which USDATA agreed that until September 18, 2010, it shall not (i) make, or offer to make, certain additional acquisitions of our securities, (ii) solicit or participate in the solicitation of proxies with respect to our voting securities, or seek to influence any person with respect to the voting of such voting securities, (iii) enter into any voting agreements with respect to any of our securities; (iv) seek control of our board of directors or management; or (v) exercise any voting rights with respect to our ordinary shares against the taking of the foregoing actions. USDATA also agreed, under the terms of the standstill agreement, that
(i) until September 18, 2010, it shall not transfer any voting securities, or securities convertible into voting securities, to certain holders of 5% or greater of the total voting securities at the time of transfer; (ii) until September 18, 2004, it shall not directly or indirectly transfer any voting securities or securities convertible into voting securities (with the exception of certain limited transactions); (iii) in any 90-day period during the four-year period beginning on September 19, 2004 and ending on September 18, 2008, it shall not make certain transfers of ordinary shares in excess of 2% of the total voting securities at the time of such transfer; and (iv) it will agree, upon our request and the request of our underwriters, to enter into a market stand-off agreement restricting the transfer of any of our securities for a period of 90 days after the effective date of a registration statement relating to an underwritten public offering of our securities. In addition, USDATA agreed to certain voting obligations regarding our ordinary shares, including its agreement to vote all of the ordinary shares held by it in the same manner as recommended by our board of directors.

Concurrently with the execution of the asset purchase agreement, we entered into a share purchase agreement, as amended, with SCP Private Equity Partners II, L.P., the primary stockholder of USDATA, pursuant to which SCP purchased from us on September 19, 2003 139,764 ordinary shares for an aggregate purchase price of $2,000,000. Under the terms of the share purchase agreement, SCP assumed, with respect to such shares, the same restrictions and limitations that were assumed by USDATA as described above. In addition, SCP has the right to appoint one director to serve on our board of directors for as long as SCP beneficially owns voting securities constituting at least 5% of our total voting power. See also
Item 6A, " Directors and Senior Management" and Item 19, "Exhibits".

INFORMATION TECHNOLOGY SERVICES AGREEMENT

On February 25, 2004, Tecnomatix Ltd., our wholly owned Israeli subsidiary, finalized a Services Agreement for HP Operations Services with Hewlett Packard (Israel) Ltd., pursuant to which we outsourced most of our worldwide information technology, or IT, operations to Hewlett Packard. Beginning May 1, 2004, or the Commencement Date, Hewlett Packard will be responsible for our IT infrastructure, hardware, IT software (other than various research and development tools), IT services and support at our offices worldwide for six years, which term may be extended by Tecnomatix Ltd., at its option, for an additional two years. In addition, the parties initiated a strategic relationship pursuant to which Hewlett Packard agreed to use best efforts to assist us in the development of our MPM business at customer sites worldwide.

Pursuant to the terms of the Services Agreement:

      o Upon the completion of a ten-month transition and stabilization period during which Hewlett Packard will provide the services under the Services Agreement "as is", the services will be provided according to service level measurements set out in the Services Agreement and Hewlett Packard will be subject to a penalty credit mechanism, tied to the level of services delivered as against the agreed service levels.

      o Hewlett Packard will establish regional support centers at our major offices worldwide, which will be manned by permanent on-site personnel. Such centers will provide first level support, hardware fixing and installation, on site technical support, backup operations, software installation and support. Other offices will be manned by visiting personnel.

      o A monitoring and control center will be established at Hewlett Packard's offices in Ra'anana, Israel, which will operate six days a week / 24 hours a day and provide worldwide support after office hours;

      o All of our IT employees worldwide, except three employees, will be transferred and employed by Hewlett Packard or its subcontractors;

      o Hewlett Packard was granted a right to use all of the hardware and IT related software owned by Tecnomatix Ltd. and its affiliates prior to the Commencement Date solely for the purpose of providing the services under the Services Agreement in consideration of a one-time payment to Tecnomatix Ltd., which will be paid on the Commencement Date; the right of use will terminate in the event of early termination or expiration of the Services Agreement;

      o Hewlett Packard will replace our hardware and software assets at a rate specified in the technology refresh program agreed by the parties; Hewlett Packard will purchase hardware and software for our new employees pursuant to their work definition and will include such assets in the refresh program subsequent to their purchase;

      o Tecnomatix Ltd. may purchase additional services, other than the services defined under the Services Agreement, by utilizing hours from the "bank of hours" set by the parties at reduced rates if such service may be provided by Hewlett Packard within 50 hours or at special rates which are lower than the Hewlett Packard list price; Tecnomatix Ltd. is also entitled to purchase or lease from Hewlett Packard new assets which are not included in the Services Agreement at specified discounted rates off the Hewlett Packard Internet price list;

      o Tecnomatix Ltd. may terminate the Services Agreement (i) in the event of a material breach by Hewlett Packard that was not timely cured,
         (iii) in the event of change of control of Hewlett Packard, and (iii) for convenience after eighteen months from the Commencement Date upon providing Hewlett Packard with a six-month prior notice; Hewlett Packard may terminate the Services Agreement (i) for convenience after three years from the Commencement Date upon providing Tecnomatix Ltd. with a one-year prior notice, and (ii) at any time if Tecnomatix Ltd. fails to pay any undisputed sums equal to or greater than 20% of the quarterly target price on an accumulated basis, due to Hewlett Packard for more than 45 days after the due date.

      o In the event of early termination of the Services Agreement all the IT assets will be transferred back to Tecnomatix Ltd. in consideration for the payment to Hewlett Packard of the net book value of such assets. In addition, Tecnomatix Ltd. will pay to Hewlett Packard certain termination fees decreasing gradually over the term of the Services Agreement.

      o In the event of expiration or termination of the Services Agreement, Hewlett Packard will provide to Tecnomatix Ltd. termination assistance services in order to ensure smooth transition of the services and the IT assets to Tecnomatix Ltd. or a new outsourcer.

For additional information about the services agreement see exhibit 4(a)(5) to this annual report.

D.  EXCHANGE CONTROLS

In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares or the proceeds from the sale of our shares provided all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Non-residents of Israel may freely hold and trade our securities. Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of our ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries that are in a state of war with Israel.

E.  TAXATION

ISRAELI TAXATION AND INVESTMENT PROGRAMS

The following is a summary of some current tax laws of the State of Israel and certain material Israeli tax considerations as they apply to our shareholders and us. The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses, including us. We derive significant tax and other benefits from various programs and laws in Israel. If such programs or laws are eliminated or reduced, with or without notice, or if we cease to meet the conditions for such programs or laws, we may be materially adversely affected. To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations applicable to investment in or holding of our ordinary shares.

CORPORATE TAX

The general corporate tax rate in Israel is currently 36%, although the tax rate on capital gains was lowered to 25% on January 1, 2003. However, the effective tax rate payable by a company, which like us derives income from an "approved enterprise", may be considerably less. See "-Law for the Encouragement of Capital Investments, 1959" below.

Dividends received by an Israeli company from foreign entities are generally subject to Israeli tax of up to 25%.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

Under the Law for the Encouragement of Industry (Taxes), 5729-1969, referred to as the Industry Law, a company qualifies as an "industrial company" if it is a resident of Israel and at least 90% of its income in a given tax year, determined in NIS (exclusive of income from marketable securities, capital gains, interest and dividends), is derived from industrial enterprises owned by that company. An "industrial enterprise" is defined as an enterprise whose major activity in a particular tax year is manufacturing. We believe that we currently qualify as an industrial company. See Note 14 of the notes to our consolidated financial statements.

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

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

The Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law, provides that a capital investment in a production facility (or other eligible assets) may, upon approval by the Israeli investment center, be designated as an "approved enterprise." Each certificate of approval for an approved enterprise relates to a specific investment program in the approved enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An approved enterprise is entitled to certain benefits, including Israeli government cash grants or tax benefits. The tax benefits from any such certificate of approval relate only to taxable profit attributable to the specific Approved Enterprise.

An approved enterprise approved after April 1, 1986, may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits plan, under which the undistributed income from the approved enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location within Israel of the approved enterprise and the type of approved enterprise. Upon expiration of the exemption period, the approved enterprise would be eligible for the otherwise applicable reduced tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period.

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

We have eleven approved enterprises. We elected to participate in the alternative benefits plan. Since April 1993, following our initial public offering in the United States, we have been a "foreign investors' company", as defined by the Investment Law and we are therefore entitled to a ten year period of benefits (instead of a seven-year period), for enterprises approved after April 1993. The period of benefits of our approved enterprises will expire during the period 2000 through 2010, and is conditioned upon maintaining our approved enterprise status. There can be no assurance that the current benefit plan will continue to be available or that we will continue to qualify for such benefits.

A company that has elected to participate in the alternative benefits plan and that subsequently pays a dividend out of the income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including withholding tax thereon) at the rate that would have been applicable had the company not elected the alternative benefits plan (generally 10% - 25%). The dividend recipient is taxed at the reduced withholding tax rate of 15%, applicable to dividends from the approved enterprises if the dividend is distributed within 12 years after the benefits period or other rate provided under a treaty. The withholding tax rate will be 25% after such period. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply. Tax should be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

TAXATION UNDER INFLATIONARY CONDITIONS

The Income Tax (Inflationary Adjustments) Law, 1985, attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the Inflationary Adjustments law provides significant tax deductions and adjustments to depreciation methods and tax loss carry forwards to compensate for loss of value resulting from an inflationary economy. Our and our Israeli subsidiaries' taxable income is determined under this law.

CAPITAL GAINS TAX

Pursuant to recent changes in Israeli tax law, capital gain from the sale of our ordinary shares will generally be subject to 15% Israeli capital gains tax effective January 1, 2003, as long as our ordinary shares are quoted on Nasdaq. Although we intend to maintain our status as an Industrial Company and the quotation of our ordinary shares on Nasdaq, there can be no assurance that our intention will be carried out and, consequently, that the 15% Israeli capital gains tax will continue to apply. However, as of January 1, 2003 nonresidents of Israel will be exempt from capital gains tax in relation to the sale of our ordinary shares for so long as (a) our ordinary shares are listed for trading on a stock exchange outside of Israel, (b) the capital gains are not accrued or derived by the nonresident shareholder's permanent enterprise in Israel, (c) the ordinary shares in relation to which the capital gains are accrued or derived were acquired by the nonresident shareholder after the initial listing of the ordinary shares on a stock exchange outside of Israel and (d) neither the shareholder nor the particular capital gain is otherwise subject to certain sections of the Israeli Income Tax Ordinance.

In addition, pursuant to the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the "Tax Treaty"), gains derived from the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Tax Treaty and who is entitled to claim the benefits afforded to United States residents under the Tax Treaty ("Treaty U.S. Resident"), would not be subject to Israeli capital gains tax, unless such Treaty U.S. Resident owned, directly or indirectly, shares representing 10% or more of the voting power of our company at any time during the 12-month period preceding such sale, exchange or disposition.

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

The Tax Treaty further provides that a 12.5% Israeli withholding tax would apply to dividends paid to a United States corporation owning 10% or more of an Israeli company's voting stock during, in general, the current and preceding tax years of the Israeli company. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

A non-resident of Israel who receives dividends from which tax was withheld at source, generally is exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and, thus, the tax withheld is also the final tax in Israel on the dividend paid.

UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion of United States federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder , judicial decisions and published positions of the United States Internal Revenue Service (the "IRS"), all as in effect on the date hereof and which are subject to change at any time, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation (including potential application of the alternative minimum tax) that may be relevant to a particular shareholder based on such shareholder's particular circumstances. In particular, the following discussion does not address the United States federal income tax consequences of purchasing, holding or disposing of ordinary shares to shareholders that own (directly, indirectly or through attribution) 10% or more of our outstanding voting stock or that are broker-dealers, insurance companies, tax-exempt organizations, financial institutions, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar. The following discussion also does not address any aspect of state, local or non-U.S. tax laws. Further, this summary generally considers only a U.S. Holder (as defined below) that will own our ordinary shares as capital assets (generally, assets held for investment) and does not consider the tax treatment of persons that will hold our ordinary shares through a partnership or other pass-through entity. Each prospective investor is advised to consult such person's tax advisor with respect to the specific United States federal, state and local tax consequences to such person of purchasing, holding or disposing of our ordinary shares.

TAXATION OF U.S. HOLDERS

For purposes of this discussion, a "U.S. Holder" is any holder of our ordinary shares that is: (i) a citizen or resident of the United States: (ii) a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is included in gross income for United States federal income tax purposes regardless of its source; (iv) a trust (a) if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (b) the trust has on effect a valid election to be treated as a United States trust for United States federal income tax purposes, and a "Non-U.S. Holder" is any holder of our ordinary shares that is an individual, corporation, estate or trust and that is not a U.S. Holder.

DIVIDEND DISTRIBUTIONS

To the extent paid out of our current or accumulated earnings and profits as determined under Untied States federal income tax principles, a distribution made with respect to our ordinary shares (including the amount of any Israeli withholding tax thereon) will be includible for United States federal income tax purposes in the income of a U.S. Holder as a taxable dividend. To the extent that such distribution exceeds our earnings and profits and provided that we were not a PFIC as to such U.S. Holder, such distribution will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in our ordinary shares and thereafter as taxable capital gain. Dividends paid by us will not generally be eligible for the dividends-received deduction allowed to corporations under the Code. Dividends paid in a currency other than the U.S. dollar will be includible in income of a U.S. Holder in a U.S. dollar amount based on the spot rate of exchange on the date of receipt. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

Subject to certain conditions and limitations set forth in the Code, U.S. Holders will generally be able to elect to claim a credit against their United States federal income tax liability for an Israeli withholding tax deducted from dividends received in respect of our ordinary shares. For purposes of calculating the foreign tax credit, dividends paid on our ordinary shares will be treated as income from sources outside the United States and generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income." In lieu of claiming a tax credit, U.S. Holders may instead claim a deduction for foreign taxes withheld, subject to certain limitations.

THE RULES RELATING TO THE DETERMINATION OF THE AMOUNT OF FOREIGN INCOME TAXES WHICH MAY BE CLAIMED AS FOREIGN TAX CREDITS ARE COMPLEX AND U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER AND TO WHAT EXTENT A CREDIT WOULD BE AVAILABLE.

SALE, EXCHANGE OR OTHER DISPOSITION

Upon the sale or other disposition of our ordinary shares, a U.S. Holder will generally recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized in consideration for the disposition of our ordinary shares and the U.S. Holder's adjusted tax basis in our ordinary shares. Provided we were not a passive foreign investment company, or PFIC, as to such U.S. Holder, such gain or loss will generally be long-term capital gain or loss if the ordinary shares have been held for more than one year on the date of the disposition. Any gain or loss will generally be treated as United States source income or loss for United States federal income tax purposes. In addition, a U.S. Holder that receives foreign currency upon disposition of the ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be United States source ordinary income or loss.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

Generally a foreign corporation is treated as a PFIC for United States federal income tax purposes if either (i) 75% or more of its gross income (including the pro rata gross income of any company (United States or foreign) in which such corporation is considered to own 25% or more of our ordinary shares by value) for the taxable year is passive income, generally referred to as the "income test," or (ii) 50% or more of the average value of its assets (including the pro rata fair market value of the assets of any company in which such corporation is considered to own 25% or more of our ordinary shares by value) during the taxable year produce or are held for the production of passive income in the taxable year, generally referred to as the "asset test".

Although we do not believe that we have been PFIC for any tax year through and including 2001, there can be no assurances that we will not become a PFIC in the future.

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our ordinary shares and such holder failed to make either a "QEF election" or a "mark-to-market election" (as described below):

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

The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of our ordinary shares can make its own decision whether to make a QEF election. A QEF election applies to all shares of the PFIC held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621 including the information provided in the PFIC annual information statement, to a timely filed United States federal income tax return. The shareholder must receive certain information from us in order to make the election. If we are unable to provide the information, the election will not be available. It should be noted that U.S. Holders may not make a QEF election with respect to warrants or rights to acquire ordinary shares, and that certain classes of investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election.

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

Alternatively, a U.S. Holder of shares in a PFIC can elect to mark the shares to market annually, recognizing as ordinary income or loss each year the shares are held, as well as on the disposition of the shares, an amount equal to the difference between the shareholder's adjusted tax basis in the PFIC stock and its fair market value. Losses are allowed only to the extent of net mark-to-market gains previously included in income by the U.S. Holder under the election in prior taxable years. As with the QEF election, a U.S. Holder that makes a mark-to-market election would not be subject to deemed ratable allocations of gain, the interest charge, and the denial of basis step-up at death described above. Subject to our ordinary shares ever ceasing to be marketable, a mark-to-market election is irrevocable without obtaining the consent of the IRS and would continue to apply even in years that we are no longer a PFIC.

U.S. Holders of our ordinary shares are urged to consult their tax advisors about PFIC rules, including the advisability, procedure and timing of making a QEF election, in connection with their holding of ordinary shares, including warrants or rights to acquire our ordinary shares.

TAXATION OF NON-U.S. HOLDERS

Subject to the discussion below with respect to the United States backup withholding tax, a non-U.S. Holder will not generally be subject to United States federal income tax on dividends from our company, if any, or gain from the sale or other disposition of our ordinary shares, unless (i) such income is effectively connected with the conduct by the non-U.S. Holder of a United States trade or business, or in the case of a resident of a country which has an income tax treaty with the United States, such income is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States; or (ii) with respect to any gain on the sale or other disposition of our ordinary shares realized by an individual non-U.S. Holder, such individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are satisfied.

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

F.  DIVIDENDS AND PAYING AGENTS - NOT APPLICABLE.

G.  STATEMENT BY EXPERTS - NOT APPLICABLE.

H.  DOCUMENTS ON DISPLAY

This annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located a Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and the Commission's regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the annual report or other filings may be obtained from these offices after payment of fees required by the Commission. Please call the Commission at 1-800-SEC-0330 for further information. The Exchange Act file number for our Securities and Exchange Commission filing is 0-21222.

The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

All documents referenced herein concerning us are archived and may also be inspected at our head offices located at 16 Abba Eban Avenue, Herzliya 46120, Israel. Information about us is also available on our website at http://www.tecnomatix.com. Such information is not part of this annual report.

I.  SUBSIDIARY INFORMATION - NOT APPLICABLE.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which could impact our results of operations and financial condition. We seek to manage the exposure to these market risks through our regular operating and financing activities and through the use of foreign currency exchange contracts and other financial instruments.

All of such financial instruments are managed and controlled under a program of risk management in accordance with established policies. These policies are reviewed and approved by our board of directors. Our treasury operations are subject to an internal audit on a regular basis.

FOREIGN CURRENCY RISK

Revenues generated and costs incurred outside the U.S. are generally denominated in local non-U.S. dollar currencies. In 2001, 2002 and 2003, 71%, 70% and 67% of our revenues, respectively, were denominated in non-U.S. dollar currencies. Since our financial results are reported in U.S. dollars, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies may have a material effect on our results of operations. Thus, an increase in the value of a particular currency relative to the U.S. dollar will increase the U.S. dollar reporting value for transactions in such currency, and a decrease in the value of such currency relative to the U.S. dollar will decrease the U.S. dollar reporting value for such transactions. This effect on the U.S. dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our costs. In addition, since our revenues are generated in U.S. dollars and currencies other than the NIS, and a portion of our expenses is incurred and will continue to be incurred in NIS, we are exposed to risks resulting from the rate of inflation in Israel exceeding the rate of devaluation of the NIS against the U.S. dollar and other currencies or from such devaluation lagging behind inflation in Israel.

We are a party to certain inter-company balances denominated in the following foreign currencies: Euro, Japanese Yen, British Pound, Singapore dollar, Swedish Krone and Danish Krona. We are exposed to fluctuations in our finance expenses that would result from certain changes in the exchange rate of such currencies against the U.S. dollar. To protect against such fluctuations, and due to the difficulties in foreseeing changes in the exchange rates between the U.S. dollar and such currencies, we entered during 2003 into forward transactions for consecutive three-month periods.

As of December 31, 2003, we had entered into a (i) forward transaction to sell $3,168,000 for a total amount of NIS 14,000,000 that matured on several dates ending on April 15, 2004, and (ii) "cylinder" foreign currency transactions pursuant to which we entered into currency put option contracts to sell up to $2,749,000 for a total amount of NIS 12,000,000 in exchange for writing currency call option contracts to buy up to $2,655,000 for a total amount of NIS 12,000,000. These "cylinder" and forward transactions did not have a material effect on our financial results in 2003.

During 2003, we entered into (i) "cylinder" foreign currency transactions pursuant to which we entered into currency put option contracts to sell up to $12,068,000 for a total amount of NIS 57,000,000 in exchange for writing currency call option contracts to buy up to $11,263,000 for a total amount of NIS 57,000,000 and (ii) a put option to sell up to an aggregate amount of $6,551,000 for a total amount of NIS 19,950,000.

Following December 31, 2003, we entered into "cylinder" foreign currency transactions pursuant to which we entered into currency put option contracts to sell up to approximately $2,300,000 for an approximate total amount of NIS 10,000,000 in exchange for writing currency call option contracts to buy up to approximately $2,100,000 for an approximate total amount of NIS 10,000,000. These "cylinder" transactions were not reflected on our December 31, 2003 balance sheet.

Until October 2002, we hedged against exposure arising from devaluation of the U.S. dollar against the NIS by maintaining NIS denominated bond portfolio. In October 2002, our investment committee resolved to sell all of our NIS denominated bond portfolio. To hedge against a possible exposure arising from devaluation of the U.S. dollar against the NIS, our investment committee resolved to purchase certain derivative instruments, including currency options and forward transactions. In April 2003, in light of the devaluation of the U.S. dollar against the NIS, our investment committee authorized management to sell all of the open derivative positions that were open as of that date.

INTEREST RATE RISK

Our exposure to market risk with respect to changes in interest rates relates primarily to our long-term investments and our line of credit with Bank Hapoalim.

STRUCTURE NOTES: Our long-term investments consist of Israeli Government, U.S. Governmental agencies and corporate marketable debt securities. In addition, part of our long-term investments consists of structure notes. During 2003, we increased the amount of structure notes held by us from approximately $3,000,000 in December 2002 to approximately $10,000,000 in December 2003. Such structure notes involve certain risks, including interest rate fluctuations, limited liquidity and market value decreases. However, structure notes typically enjoy a high rating and the risk with respect to the actual payment of the principal of such notes is relatively low. The interest rate on $9,000,000 of our structure note investments during the term of the bonds depends on the three-month, six-month or twelve-month LIBOR interest rate. The interest on $500,000 of our structure notes is not payable in the event the twelve-month LIBOR interest rate is less than 0% or above 3%, increasing annually to 6% over the maturity period. The interest on $7,500,000 of our structure notes is not payable in the event the six-month LIBOR interest rate is less then 0% or above 3%, increasing annually to 7.5% over the maturity period. The interest on $1,000,000 of our structure notes is not payable in the event the three-month LIBOR interest rate is less then 0% or above 7%.


The table below presents the interest amounts payable to us in the event that the twelve-month, six-month or three-month LIBOR interest rate is between 3%-7% during the years 2004 through 2008 and thereafter:


                                                                          INTEREST PAYABLE TO US ON STRUCTURE NOTES(1)

                                                                                   (U.S DOLLARS IN THOUSANDS)

Three-month, six-month or twelve-     2004     2005       2006      2007      2008     THEREAFTER(2)       TOTAL
month LIBOR                           ----     ----       ----      ----      ----     -------------       -----

INTEREST-RATE
3% ................................  $ 456     $ 483     $ 512     $ 512     $ 476         $  1,196     $  3,635

4% ................................  $ 371     $ 391     $ 447     $ 476     $ 476         $  1,196     $  3,356

5% ................................  $ 212     $ 291     $ 357     $ 413     $ 476         $  1,196     $  2,945

6% ................................  $  75     $  68     $ 132     $ 337     $ 415         $  1,196     $  2,222

7% ................................  $  75     $  46     $  46     $  72     $ 106         $    469     $    814


(1) The issuer of the U.S. dollar structure notes may call the structure notes prior to maturity.

(2) Aggregate payable interest until maturity.

The long-term investments are presented in our consolidated financial statements as "held to maturity" securities according to SFAS 115. The table below presents the book value amounts and related weighted average rates by date of maturity for our long-term investments:





                                                               MATURITY DATE
                                                               -------------
                                                         (U.S DOLLARS IN THOUSANDS)
                                                         --------------------------
HELD TO MATURITY DEBT SECURITIES:       2004      2005      2006   2007     2008 THEREAFTER      TOTAL
---------------------------------       ----      ----      ----   ----     ---- ----------      -----

U.S. dollar debt securities
Fixed Interest Rate           $ 1,004   $ 11,729   $  1,538     -           -            -    $   14,267

Weighted Average
Interest Rate                    5.50%      5.30%      5.23%    -           -            -          5.31%
U.S. dollar debt securities
Structure Notes (1)                                                 $   1,500    $   9,000    $   10,000

Weighted Average
Interest Rate (2)                                                        4.33%        5.94%         5.71%


(1) The issuer of the U.S. dollar structure notes may call the structure notes prior to their maturity date.

(2) Based upon the principal yield to maturity of the debt securities.

LINE OF CREDIT WITH BANK HAPOALIM

In March 2003, we entered into an agreement with Bank Hapoalim B.M. for the extension to us of a four-year $25,000,000 line of credit. Between July and September of 2003, we withdrew the full amount under the line of credit and began paying interest on such amount. Of such amount, $15,000,000 are repayable back-to-back with the redemption of our pledged bonds portfolio but not later than four years from the date on which the line of credit was first used. The amount of the pledged bonds, together with certain security ratios required by the bank, is approximately $16,000,000. Of this amount, $10,000,000 of the principal is repayable over a three-year period, commencing in October 2004. The securities for the loan include a fixed pledge in the amount of $16 million on our bonds portfolio and a floating charge on our assets. The interest rate on the loan is three-month LIBOR plus 2.075%. To protect against an increase in the interest rate payable under the line of credit, we entered into the following interest rate swap transactions, or IRS, with Bank Hapoalim:

         (i) An IRS to hedge against the $10,000,000 portion that is repayable commencing in October 2004, with an interest rate of 4.635%; and

         (ii) An IRS to hedge against $8,500,000 out of the $15,000,000 portion that is repayable back-to-back with the redemption of our pledged bonds portfolio, with an interest rate of 5.335%.

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY
         SECURITIES - Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There was no material default in the payment of any principal, interest, sinking fund installment or any of our indebtness or the indebtness of our subsidiaries. To date, we have not paid any dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Our memorandum of association or articles of association defining the rights of holders of our ordinary shares were not materially modified.

     A. We have not materially modified or qualified the rights evidenced by our ordinary shares by issuing or modifying any other class of securities.

     B. Our ordinary shares are not secured by our assets. The assets, which secured our 5.25% convertible subordinated notes until their redemption in December 2003, were not withdrawn or substituted.

     C. The stock transfer agent of our ordinary shares and the trustee under our 5.25% convertible subordinated notes were not changed during 2003.

     D.   Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

(a) DISCLOSURE CONTROLS AND PROCEDURES - our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of December 31, 2003. Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2003.

(b) Not applicable.

(c) Not applicable.

(d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING - There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2003, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Aharon Dovrat, chairman of our audit committee, qualifies to serve as our audit committee financial expert in its resolutions of March 4, 2004.

ITEM 16B.  CODE OF ETHICS

We adopted a code of business conduct and ethics that applies to all our employees, officers and directors, including our chief executive officer, chief financial officer, controller and persons performing similar functions. The code complies with the rules promulgated by the Securities and Exchange Commission and the rules of the Nasdaq National Market.

We will provide to any person, without charge, upon request, a copy of the code of ethics and respond to any questions concerning the code. Requests to receive a copy of the code should be sent to us at our corporate headquarters located at 16 Abba Eban Avenue, Herzliya 46120, Israel, Attention: general counsel.

The chairman of our audit committee may approve a request by our chief executive officer, chief financial officer, principal accounting officer, controller or any person performing similar functions for a waiver from the requirements of the code of ethics pertaining to (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationship; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we must file with, or submit to, the Securities and Exchange Commission and in other public communications made by us; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violation of the code to the chairman of our audit committee; and (v) accountability for adherence to the code; provided in each case that the person requesting such waiver provides to our audit committee a full disclosure of the particular circumstances relating to such request. The chairman of our audit committee will first determine whether a waiver of the relevant requirements of the code of ethics is required and, if such waiver is required, whether a waiver will be granted. The person requesting such waiver may be required to agree to certain conditions before a waiver or a continuing waiver is granted.

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to the persons subject thereto have to be publicly disclosed by us as, and to the extent, required by any applicable law, rule and regulations.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements in 2002 and 2003 were $100,000 and $120,000, respectively.

AUDIT-RELATED FEES

We did not receive from our principal accountants any assurance or services related to the audit and review of our financial statements in 2002 and 2003.

TAX FEES

The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in each of 2002 and 2003 was $10,000. The services provided to us by our principal accountants in both 2002 and 2003 related to the preparation and filing of our tax returns with the Israeli income tax authorities.

ALL OTHER FEES

We did not receive from our principal accountants any other products or services, other than the services disclosed above, in 2002 and 2003.

AUDIT COMMITTEE APPROVAL

On December 1, 2003 our audit committee approved the engagement of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ended December 31, 2003. In accordance with the provisions of the Companies Law, such engagement was approved by our board of directors on December 8, 2003 and ratified by our shareholders on December 22, 2003. The tax fees in the aggregate amount not to exceed $10,000 for 2003 were not pre-approved by our audit committee. Such amount was approved by our audit committee on March 30, 2004.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES - Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS


PERIOD                   (A) TOTAL           (B) AVERAGE         (C) TOTAL NUMBER     (D) MAXIMUM NUMBER
                         NUMBER OF           PRICE PAID PER      OF SHARES (OR        (OR APPROXIMATE DOLLAR
                         SHARES (OR          SHARE (OR UNITS)    UNITS) PURCHASED     VALUE) OF SHARES (OR
                         UNITS)                                  AS PART OF PUBLICLY  UNITS) THAT MAY YET BE
                         PURCHASED                               ANNOUNCED PLANS      PURCHASED UNDER THE
                                                                 OR PROGRAMS          PLANS OR PROGRAMS
------------------------ -----------------   -----------------   -------------------  ----------------------
January 2003             110,000 shares(1)        $      7.67                    _                        _

December 2003            850,000 shares           $    12.649                    _                        _

Total                    960,000 shares                                          _                        _


(1) The shares were purchased by us from an affiliated person.

(2) These shares were purchased by one of our subsidiaries from another subsidiary on December 22, 2003 and were subsequently purchased by us.

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

           Not applicable

ITEM 18.   FINANCIAL STATEMENTS

Financial Statements of the Company.

Report of Independent Public Accountants of Tecnomatix Technologies, Inc.

Report of Independent Public Accountants of USDATA Corporation.

Financial Statements of USDATA Corporation.

ITEM 19.   EXHIBITS

1 (1) Articles of Association (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2000).

     (2) An English translation of the Hebrew original which is the official version of the Memorandum of Association (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the registration statement on Form F-1 (File No. 33-56152) filed on February 25, 1993).


4(a) (1) An English translation of the Hebrew original, which is the official version of the Letter of Intent dated April 27, 2003 among Bank Hapoalim, Tecnomatix Technologies Ltd. and Tecnomatix Ltd. (incorporated by reference to Exhibit 4(b)(1) to the Annual Report on Form 20-F for the year ended December 31, 2002).

     (2) An English translation of the Hebrew original which is the official version of the Debenture between Tecnomatix Technologies Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4(b)(2) to the Annual Report on Form 20-F for the year ended December 31, 2002).

     (3) Asset Purchase Agreement dated July 29, 2003 by and between USDATA Corporation, Tecnomatix Technologies Ltd. and certain other parties specified therein (incorporated by reference to Exhibit A to Schedule 13D of Tecnomatix Technologies Ltd. describing certain holding in the securities of USDATA Corporation, filed with the Securities and Exchange Commission on August 7, 2003).

     (4) Share Purchase Agreement dated July 29, 2003, by and between SCP Private Equity Partners II, L.P. and Tecnomatix Technologies Ltd. (incorporated by reference to Exhibit C to the Schedule 13D of Tecnomatix Technologies Ltd. describing certain holding in the securities of USDATA Corporation, filed with the Securities and Exchange Commission on August 7,
     2003).

     (5) Services Agreement between Tecnomatix Ltd. and Hewlett Packard (Israel) Ltd. dated October 30, 2003, as amended by Amendment No. 1 thereto dated December 29, 2003 and Amendment No. 2 thereto dated February 25, 2004. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment).

4(b) (1) Share Purchase and Buy Back Agreement dated January 1, 2003 between
     Tecnomatix Technologies Ltd. and Harel Beit-On, our chairman of the board of directors (incorporated by reference to Exhibit 4(b)(3) to the Annual Report on Form 20-F for the year ended December 31, 2002).

     (2) First Amendment dated January 26, 2003 to Letter of Agreement dated January 16, 2001 between Tecnomatix Technologies Ltd. and Amir Livne, executive vice president of business development and strategy (incorporated by reference to Exhibit 4(b)(4) to the Annual Report on Form 20-F for the year ended December 31, 2002).

     (3) Second Amendment dated December 1, 2003 to Letter of Agreement dated January 16, 2001 between Tecnomatix Technologies Ltd. and Amir Livne, executive vice president of business development and strategy.

     (4) An English translation of the Hebrew original, which is the official version of the Lease Agreement dated June1, 2003 between Tecnomatix Technologies Ltd. and Intergama Assets (1961) Ltd. and exhibits thereto (incorporated by reference to Exhibit 4(b)(5) to the Annual Report on Form 20-F for the year ended December 31, 2002).

4(c) (1) Tecnomatix Technologies Ltd. 1994 Stock Option Plan (incorporated by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-3540)).


     (2) Tecnomatix Technologies Ltd. 1996 Stock Option Plan (incorporated by reference to Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31, 2000).


     (3) 1996 Directors Stock Option Plan (incorporated by reference to Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31,
     2000).


     (4). Robcad Technologies (1980) Ltd. Stock Option Plan (incorporated by reference to Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31, 2000).


     (5) Performance Based Stock Option Plan (incorporated by reference to
     Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31, 2000).


     (6) Tecnomatix Technologies Ltd. 2000 Employee Share Purchase Plan (incorporated by reference to Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31, 2000).


     (7) Tecnomatix Technologies Ltd. 2003 Global Share Option Plan and United States and Israel Appendixes (incorporated by reference to Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31, 2003).

8.   List of subsidiaries.

12.1 Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2 Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

14.1 Consent of Independent Public Accountants of Tecnomatix Technologies Ltd.

14.2 Consent of Independent Public Accountants of Tecnomatix Technologies, Inc.

14.3 Consent of Independent Public Accountants of USDATA Corporation.

                                   SIGNATURES


     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

     TECNOMATIX TECHNOLOGIES LTD.

By:   /S/ JARON LOTAN
      ---------------

      Jaron Lotan
      President and chief executive officer



Date: March 31, 2004

                          TECNOMATIX TECHNOLOGIES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

                          TECNOMATIX TECHNOLOGIES LTD.
                        CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS
                                    --------

                                                                        PAGE
                                                                        ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 2

CONSOLIDATED FINANCIAL STATEMENTS:

  BALANCE SHEETS
  as of December 31, 2003 and 2002                                      3-4

  STATEMENTS OF OPERATIONS
  for the years ended December 31, 2003, 2002 and 2001                   5

  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
  for the years ended December 31, 2003, 2002 and 2001                   6

  STATEMENTS OF CASH FLOWS
  for the years ended December 31, 2003, 2002 and 2001                  7-8

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            9-37


                                     -F 1-

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF
TECNOMATIX TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Tecnomatix Technologies Ltd. ("the Company") and its subsidiaries at December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 27% and 20% of total consolidated assets at December 31, 2003 and 2002, respectively, and whose revenues constitute approximately 33%, 33%, and 32% of consolidated total revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Those statements were audited by other auditors, whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for the abovementioned subsidiaries, is based solely on the report of those other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
February 9, 2004


                                     -F 2-

                          TECNOMATIX TECHNOLOGIES LTD.

                           CONSOLIDATED BALANCE SHEETS
                           (U.S. DOLLARS IN THOUSANDS)

                                                                DECEMBER 31,
                                                           ---------------------
                                                            2 0 0 3     2 0 0 2
                                                           ---------   ---------
ASSETS

CURRENT ASSETS
 Cash and cash equivalents                                 $   9,232   $  10,466
 Short-term investments (Note 4)                                  70       5,981
 Accounts receivable, net of allowance for
  doubtful accounts of $ 4,072 and $ 2,091, respectively      29,190      27,671
 Other receivables and prepaid expenses (Note 16)              5,747       5,284
                                                           ---------   ---------
    Total current assets                                      44,239      49,402
                                                           ---------   ---------

NON-CURRENT RECEIVABLES (Note 16)                              1,108         915
                                                           ---------   ---------

LONG-TERM INVESTMENTS (Note 5)                                24,556      25,569
                                                           ---------   ---------
PROPERTY AND EQUIPMENT (Note 6)
 Cost                                                         31,710      29,203
 Less - accumulated depreciation                              26,082      23,095
                                                           ---------   ---------
                                                               5,628       6,108
                                                           ---------   ---------

GOODWILL, NET (Note 7a)                                       25,829      17,210
                                                           ---------   ---------

OTHER ACQUIRED INTANGIBLES, NET (Note 7b)                      2,444          --
                                                           ---------   ---------

OTHER ASSETS, NET (Note 8)                                    13,296      16,613
                                                           ---------   ---------

  Total assets                                             $ 117,100   $ 115,817
                                                           =========   =========

         The accompanying notes are an integral part of the consolidated financial statements.


                                     -F 3-

                          TECNOMATIX TECHNOLOGIES LTD.

                      CONSOLIDATED BALANCE SHEETS (CONTD.)
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                           ------------------------
                                                            2 0 0 3       2 0 0 2
                                                           ----------    ----------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Current maturities of long-term bank loan (Note 10)       $      833    $       --
 Accounts payable                                               4,644         2,950
 Other payables and accrued expenses (Note 16)                 19,163        14,956
 Deferred revenue                                               7,130         4,659
                                                           ----------    ----------
       Total current liabilities                               31,770        22,565
                                                           ----------    ----------

LONG-TERM LIABILITIES
 Accrued restructuring expense (Note 3)                         1,716            --
 5 1/4% convertible subordinated notes (Note 9)                    --        37,428
 Long-term bank loan, less current maturities (Note 10)        24,167            --
Accrued severance pay, net (Note 11)                            1,095           907
                                                           ----------    ----------
       Total long-term liabilities                             26,978        38,335
                                                           ----------    ----------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY (Note 13)
 Share capital:
 Ordinary shares of NIS 0.01 par value
   (Authorized - 20,000,000 shares, issued - 12,898,827
    and 11,575,706 at December 31, 2003 and 2002,
    respectively, outstanding - 11,938,827 and
    10,725,706 at December 31, 2003 and 2002,
     respectively)                                                 44            40
 Additional paid-in capital                                    83,876        71,948
 Loans granted to purchase shares                                  --        (1,158)
 Accumulated other comprehensive loss:
   Foreign currency translation adjustment                     (2,533)       (4,083)
   Unrealized losses on marketable securities                    (131)         (263)
   Unrealized losses on derivatives                              (153)           --
 Retained earnings (accumulated deficit)                       (8,707)        1,633
                                                           ----------    ----------
                                                               72,396        68,117
 Treasury shares, at cost (960,000 and 850,000 shares
   at December 31, 2003 and 2002, respectively)               (14,044)      (13,200)
                                                           ----------    ----------
                                                               58,352        54,917
                                                           ----------    ----------

 Total liabilities and shareholders' equity                $  117,100    $  115,817
                                                           ==========    ==========

         The accompanying notes are an integral part of the consolidated financial statements.


                                     -F 4-

                          TECNOMATIX TECHNOLOGIES LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                       YEAR ENDED DECEMBER 31,
                                                           -----------------------------------------------
                                                              2 0 0 3          2 0 0 2          2 0 0 1
                                                           -------------    -------------    -------------
REVENUES (Notes 2 and 17a):
 Software license fees                                     $      36,033    $      36,385    $      42,316
 Services                                                         50,224           45,620           44,584
                                                           -------------    -------------    -------------
Total revenues                                                    86,257           82,005           86,900

 COSTS AND EXPENSES:
 Cost of software license fees (Note 17b):
   Cost and expenses                                              10,114            8,062            7,851
   Impairment of capitalized software development costs            2,180               --              316
                                                           -------------    -------------    -------------
 Total cost of software license fees                              12,294            8,062            8,167
 Cost of services                                                 15,281           15,005           15,268
 Amortization of acquired intangibles                                136            2,491            7,758
 Research and development, net (Note 17c)                         14,960           14,812           19,216
 Selling and marketing (Note 17f)                                 42,491           36,887           44,624
 General and administrative                                        4,673            5,013            4,855
 Write-off of long-term investment (Note 5)                           --              457               --
 Restructuring charges (Note 17d)                                  2,659              651            1,527
 Impairment of software acquired (Note 17e)                          937              375               --
 In-process research and development
  and acquisition related costs (Note 3 and 17d)                   3,530               --               --
                                                           -------------    -------------    -------------
TOTAL COSTS AND EXPENSES                                          96,961           83,753          101,415
                                                           -------------    -------------    -------------

OPERATING LOSS                                                   (10,704)          (1,748)         (14,515)
Financial income (expense), net (Note 17g)                           679             (799)           1,191
                                                           -------------    -------------    -------------
LOSS BEFORE TAXES ON INCOME                                      (10,025)          (2,547)         (13,324)
Taxes on income (Note 14)                                           (212)             148              (54)
                                                           -------------    -------------    -------------
LOSS AFTER TAXES ON INCOME                                       (10,237)          (2,399)         (13,378)
Company's share in loss of affiliated company                       (103)            (431)            (532)
                                                           -------------    -------------    -------------

NET LOSS                                                   $     (10,340)   $      (2,830)   $     (13,910)
                                                           =============    =============    =============

Basic and diluted loss per ordinary share                  $       (0.94)   $       (0.27)   $       (1.35)
                                                           =============    =============    =============
Shares used in computing basic and diluted loss
  per ordinary share                                          11,054,556       10,607,140       10,366,125
                                                           =============    =============    =============

         The accompanying notes are an integral part of the consolidated financial statements.


                                     -F 5-

                          TECNOMATIX TECHNOLOGIES LTD.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                               NUMBER OF
                                               ORDINARY       NUMBER                                 LOANS
                                                SHARES          OF                  ADDITIONAL    GRANTED TO
                                               NIS 0.01      TREASURY     SHARE      PAID-IN       PURCHASE
                                              PAR VALUE       SHARES     CAPITAL     CAPITAL        SHARES
                                             ------------    --------    -------    ----------    ----------
Balance at January 1, 2001                     11,136,023    (850,000)   $    38    $   69,011    $   (1,136)

Exercise of employees' options                     20,056                     (*)          169
Share purchases under ESPP                        200,179                      1         1,131
Loans granted to purchase shares                                                                         (77)
Comprehensive loss -
 Net loss for the year
 Other comprehensive loss -
  Unrealized loss on marketable securities
  Foreign currency translation adjustment
Comprehensive loss
                                             ------------    --------    -------    ----------    ----------
Balance at December 31, 2001                   11,356,258    (850,000)        39        70,311        (1,213)

Exercise of employees' options                     69,269                     (*)          474
Share purchases under ESPP                        150,179                      1         1,163
Loans granted to purchase shares                                                                          55
Comprehensive loss -
 Net loss for the year
 Other comprehensive income -
  Unrealized income on marketable
securities
  Foreign currency translation adjustment
Comprehensive loss
                                             ------------    --------    -------    ----------    ----------
Balance at December 31, 2002                   11,575,706    (850,000)        40        71,948        (1,158)

 Issuance of ordinary shares                    1,085,571                      3        10,387
 Exercise of employees' options                   112,590                     (*)          656
 Share purchases under ESPP                       124,960                      1           885
 Loans granted to purchase shares                            (110,000)                                 1,158
 Comprehensive loss -
  Net loss for the year
  Other comprehensive income -
   Unrealized loss on marketable
securities
   Foreign currency translation adjustment
   Changes in net unrealized holding loss
   on
   derivative instruments
 Comprehensive loss
                                             ------------    --------    -------    ----------    ----------
  Balance at December 31, 2003                 12,898,827    (960,000)   $    44    $   83,876    $       --
                                             ============    ========    =======    ==========    ==========

                                              ACCUMULATED                                              TOTAL
                                                  OTHER       RETAINED   TREASURY                     SHARE-
                                             COMPREHENSIVE    EARNINGS    SHARES     COMPREHENSIVE    HOLDERS'
                                             INCOME (LOSS)   (DEFICIT)    AT COST         LOSS        EQUITY
                                             -------------   ---------   ---------   -------------   ---------
Balance at January 1, 2001                   $     (3,390)   $ 18,373    $(13,200)                   $ 69,696

Exercise of employees' options                                                                            169
Share purchases under ESPP                                                                              1,132
Loans granted to purchase shares                                                                          (77)
Comprehensive loss -
 Net loss for the year                                        (13,910)                    (13,910)    (13,910)
 Other comprehensive loss -
  Unrealized loss on marketable securities           (161)                                   (161)       (161)
  Foreign currency translation adjustment            (956)                                   (956)       (956)
                                                                                     -------------
Comprehensive loss                                                                   $    (15,027)
                                             -------------   ---------   ---------   =============   ---------
Balance at December 31, 2001                       (4,507)      4,463     (13,200)                     55,893


Exercise of employees' options                                                                            474
Share purchases under ESPP                                                                              1,164
Loans granted to purchase shares                                                                           55
Comprehensive loss -
 Net loss for the year                                         (2,830)                     (2,830)     (2,830)
 Other comprehensive income -
  Unrealized income on marketable                       7                                       7           7
    securities
  Foreign currency translation adjustment             154                                     154         154
                                                                                     -------------
Comprehensive loss                                                                   $     (2,669)
                                             -------------   ---------   ---------   =============   ---------
Balance at December 31, 2002                       (4,346)      1,633     (13,200)                     54,917

 Issuance of ordinary shares                                                                           10,390
 Exercise of employees' options                                                                           656
 Share purchases under ESPP                                                                               886
 Loans granted to purchase shares                                            (844)                        314
 Comprehensive loss -
  Net loss for the year                                       (10,340)                    (10,340)    (10,340)
  Other comprehensive income -
   Unrealized loss on marketable                      132                                     132         132
     securities
   Foreign currency translation adjustment          1,550                                   1,550       1,550
   Changes in net unrealized holding loss                                                                (153)
   on derivative instruments                         (153)                                   (153)
                                                                                     -------------
 Comprehensive loss                                                                  $     (8,811)
                                             -------------   ---------   ---------   =============   ---------
 Balance at December 31, 2003                $     (2,817)   $ (8,707)   $(14,044)                   $ 58,352
                                             =============   =========   =========                   =========

(*) Less than 1 thousand.

    The accompanying notes are an integral part of the financial statements.


                                     -F 6-

                          TECNOMATIX TECHNOLOGIES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. DOLLARS IN THOUSANDS)

                                                                     YEAR ENDED DECEMBER 31,
                                                               -----------------------------------
                                                                2 0 0 3      2 0 0 2      2 0 0 1
                                                               ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                       $ (10,340)   $  (2,830)   $ (13,910)
Adjustments to reconcile net loss
 to net cash provided by operating activities (Appendix A)        21,486        9,685       18,672
                                                               ---------    ---------    ---------
Net cash provided by operating activities                         11,146        6,855        4,762
                                                               ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

Long-term investments                                               (295)        (206)        (874)
Purchase of marketable securities                                (10,222)     (18,484)     (26,922)
Proceeds from realization of marketable securities                11,746       11,914       29,519
Realization of (investment in) non-current receivables               (29)         (23)          18
Purchase of property and equipment and other assets               (2,169)      (3,088)      (2,592)
Capitalization of software development costs                      (3,937)      (4,097)      (5,103)
Proceeds from sale of property and equipment                          45            5          119
Acquisition of subsidiaries, net of
 cash acquired (Appendix B)                                        2,000         (111)          --
                                                               ---------    ---------    ---------
Net cash used in investing activities                             (2,861)     (14,090)      (5,835)
                                                               ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

Repurchase of convertible notes                                  (22,351)      (5,709)      (3,986)
Redemption of convertible notes                                  (14,910)          --           --
Long-term Bank loan                                               25,000           --           --
Repayment of loans granted to purchase shares                        314          100           --
Exercise of employees' options                                       656          474          169
Purchase of shares under Employee Share Purchase Plan (ESPP)         886        1,164        1,132
Short-term credit, net                                                --         (720)           2
                                                               ---------    ---------    ---------
Net cash used in financing activities                            (10,405)      (4,691)      (2,683)
                                                               ---------    ---------    ---------

Effect of exchange rate changes on cash                              886          722         (403)
                                                               ---------    ---------    ---------
Net change in cash and cash equivalents                           (1,234)     (11,204)      (4,159)

Cash and cash equivalents at beginning of year                    10,466       21,670       25,829
                                                               ---------    ---------    ---------
Cash and cash equivalents at end of year                       $   9,232    $  10,466    $  21,670
                                                               =========    =========    =========

         The accompanying notes are an integral part of the consolidated financial statements.


                                      -F 7-

                          TECNOMATIX TECHNOLOGIES LTD.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTD.)
                           (U.S. DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                              2 0 0 3      2 0 0 2      2 0 0 1
                                                             ---------    ---------    ---------
APPENDIX A
ADJUSTMENTS TO RECONCILE NET LOSS TO

NET CASH PROVIDED BY OPERATING ACTIVITIES:
 In-process research and development                         $   3,193    $      --    $      --
 Company's share in loss of affiliated company                     103          431          532
 Minority interest in net loss of subsidiary                        --           (3)          --
 Depreciation and amortization                                   7,533       10,180       16,435
 Impairment of software assets                                   3,117           --          316
 Write-off of investment in Visopt B.V                              --          457           --
 Gain from repurchase of the Company's
    convertible notes                                             (156)        (599)      (1,393)
 Other                                                             (43)        (298)         492

CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF
  PURCHASE OF SUBSIDIARY:
  Decrease (increase) in assets:
  Accounts receivable                                            1,002       (3,951)       6,512
  Changes in trading marketable securities, net                  5,984        4,828           --
  Deferred income taxes                                             --          246          246
  Other receivables and prepaid expenses                           145          985        1,734
  Increase (decrease) in liabilities:
  Accounts payable                                                 781         (198)        (862)
  Other payables and accrued expenses                             (105)      (2,595)      (4,914)
  Accrued severance pay, net                                       (68)         202         (426)
                                                             ---------    ---------    ---------
                                                             $  21,486    $   9,685    $  18,672
                                                             =========    =========    =========

APPENDIX B
ACQUISITION OF SUBSIDIARIES, NET OF CASH ACQUIRED (Note 3)
 Working capital - excluding cash                            $   3,894    $   1,146      $    --
 Property and equipment                                           (168)        (137)          --
 Other assets                                                      (54)          --           --
 In-process research and development                            (3,193)          --           --
 Goodwill and other intangible assets                          (10,902)      (1,120)          --
 Long term liabilities                                           2,033           --           --
 Share capital                                                  10,390           --           --
                                                             ---------    ---------    ---------
                                                             $   2,000    $    (111)     $    --
                                                             =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest                                                   $   1,208    $   5,166    $   5,191
                                                             =========    =========    =========
  Taxes                                                      $     272    $     260    $     252
                                                             =========    =========    =========

         The accompanying notes are an integral part of the consolidated financial statements.


                                      -F 8-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1  -  GENERAL

           Tecnomatix Technologies Ltd. (the "Company") is an Israeli corporation engaged in the development, selling, marketing and support of Manufacturing Process Management ("MPM") software tools for the collaborative development and optimization of manufacturing processes across the extended enterprise. The Company's products are used by world-leading automotive, electrionics and aerospace companies and their suppliers and other discrete manufacturing companies. The Company's software solutions enable the optimization of the manufacturing process chain, increased throughput, and reduced time-to-market, time-to-volume and product costs. The Company operates in two business segments, Mechanical and Electronics. The Company sells and supports its products mainly in Europe, the United States and Asia.

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES

           The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

           USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

           The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           FINANCIAL STATEMENTS IN U.S. DOLLARS

           The reporting currency of the Company is the U.S. dollar ("dollar").

           The dollar is the functional currency of the Company and its subsidiaries in Israel and in the United States. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

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

           MARKETABLE SECURITIES

           The Company accounts for its investments in marketable securities using SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").
           Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Held-to-maturity


                                      -F 9-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (contd.)

           MARKETABLE SECURITIES (contd.)

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

           IMPAIRMENT OF LONG- LIVED ASSETS

           The Company regularly reviews whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of the carrying amount of its long lived assets based on expected undiscounted cash flows. If an asset's carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

           SOFTWARE DEVELOPMENT COSTS

           The Company capitalizes software development costs in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" ("SFAS No. 86"). Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. Amortization of capitalized software development costs is provided on a product-by-product basis and begins when the product is available for general release to customers. Annual amortization is the greater of the amount computed using the ratio of current gross revenue for a product to the total of current and anticipated product revenue or the straight-line basis over the remaining economic useful life of the software, which is not more than five years. The actual lives of the Company's capitalized software maybe less than management's initial estimates. Amortization of capitalized software development costs is reflected in cost of software license fees.


                                     -F 10-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (contd.)

           SOFTWARE DEVELOPMENT COSTS (contd.)

           In 2002, based upon management's periodic review of the useful lives of its various assets, the Company's estimate of the useful life of various modules of its capitalized software changed from 3 years to 5 years, effective April 1, 2002. The change related, mainly, to the software capitalized as part of the Company's shift in focus to MPM related solutions. Management believed that this change will more appropriately match the amortization expense of the software with the periods in which the software will be utilized. This change in estimate resulted in a decrease in net loss for 2002 of approximately $1.6 million and a decrease of $0.15 per share basic and diluted for 2002.

           ACQUISITION- RELATED INTANGIBLE ASSETS

           In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Identifiable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company adopted SFAS No.142 effective January 1, 2002. As a result of SFAS No. 141 an assembled workforce no longer qualifies as a separately identifiable intangible and has been reclassified as goodwill.
           A reconciliation of previously reported net loss and loss per share to the amounts adjusted for the exclusion of goodwill amortization is as follows:

                                                        YEAR ENDED
                                                       DECEMBER 31,
                                                       ------------
                                                          2 0 0 1
                                                       ------------

           Net loss                                    $    (13,910)
           Goodwill amortization                              3,942
                                                       ------------

           Adjusted net loss                           $     (9,968)
                                                       ============

           Reported basic and diluted loss per share   $      (1.35)
           Goodwill amortization                               0.38
                                                       ------------

           Adjusted basic and diluted loss per share   $      (0.97)
                                                       ============

           Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the values of identifiable intangible assets including developed software products, distribution rights and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives of three to five years for developed software products and distribution rights, and seven years for trade-names.

           STOCK-BASED COMPENSATION

           The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25), and in accordance with FASB Interpretation No. 44 . Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.


                                     -F 11-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (contd.)

           STOCK-BASED COMPENSATION (contd.)

           Deferred compensation is amortized to compensation expense over the vesting period of the options.

           Had compensation cost for the Company's option plans been determined on the basis of the fair value at the grant dates in accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by SFAS No. 148 "Accounting for Stock-Based Compensation" ("SFAS No. 148"), the Company's pro forma net loss and pro forma basic and diluted net loss per share would have been as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                           -------------------------------------
                                                            2 0 0 3      2 0 0 2       2 0 0 1
                                                           ---------    ---------    -----------
           Pro forma net loss:
            Net loss for the year, as reported             $ (10,340)   $  (2,830)   $   (13,910)
            Deduct - stock-based compensation determined
              under APB 25                                        --           --             --
            Add - stock-based compensation determined
              under SFAS 123                                  (4,867)      (5,452)        (5,975)
                                                           ---------    ---------    -----------
                                                           $ (15,207)   $  (8,282)   $   (19,885)
                                                           =========    =========    ===========

           PRO FORMA BASIC AND DILUTED LOSS PER SHARE:
            As reported                                    $   (0.94)   $   (0.27)   $     (1.35)

            Pro forma                                      $   (1.38)   $   (0.78)   $     (1.92)
                                                           =========    =========    ===========

           DATA IN RESPECT OF THE STOCK OPTION PLANS

           For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black - Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2003, 2002 and 2001 (all in weighted averages):

                                        2003      2002      2001
                                       ------    ------    -------

           Risk-free interest rate        3.0%      3.6%       4.7%
           Expected life of options    5 year    5 year    5 years
           Expected volatility             61%       70%        72%
           Expected dividend yield       none      none       none

           Because additional option grants are expected to be made each year, and due to the factors described in the preceding paragraph, the above pro forma disclosures are not necessarily representative of pro forma effects of reported net income for future years.

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


                                     -F 12-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (contd.)

           REVENUE RECOGNITION (contd.)

           arrangements is based on vendor-specific objective evidence ("VSOE"). The Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately.

           The Company's products generally do not require significant customization. Revenues from software product license agreements, which require significant customization and modification of the software product are recognized using the percentage-of-completion method, based on the relationship of actual labor costs incurred, to total labor costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

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

           DEFERRED INCOME TAXES

           Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 "Accounting for Income Taxes" ("SFAS No. 109").

           PROVISION FOR WARRANTY

           The Company warrants its products in certain countries in Europe. The warranty period is generally between six to twelve months. As of December 31, 2003 and 2002, the provision for warranty cost was immaterial.

           LOSS PER ORDINARY SHARE

           Basic and diluted loss per share are computed in accordance with SFAS No. 128 "Earnings per Share" ("SFAS No. 128"), using the weighted average number of ordinary shares outstanding. Loss per share exclude any dilutive effect of options, warrants and convertible securities. A total of 412,321, 558,179 and 428,683 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2003, 2002 and 2001 respectively due to the anti-dilutive effect.


                                     -F 13-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (contd.)

           DERIVATIVE FINANCIAL INSTRUMENTS

           The company's primary objective for holding derivative financial instruments is to manage currency and interest rate exposures. The company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (collectively referred to as SFAS 133).

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

           Currency Risk - As the company transacts business in various currencies other than the U.S. dollar, foreign exchange rate risk arises from the possibility that changes in foreign currency exchange rates will impact the fair value or the cash flows of financial instruments denominated in a foreign currency. The Company uses derivatives in the normal course of business, primarily to reduce its exposure to foreign currency risk stemming from various assets, liabilities and cash flows. Principally, the Company uses currency forwards, options and cylinders as hedging instruments to hedge the impact of the variability in exchange rates on accounts receivable and future cash flows denominated in certain foreign currencies.

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

           As of December 31, 2003, the Company had entered into a (i) forward transaction to sell $3,168,000 for a total amount of NIS 14,000,000 that will mature on several dates ending on April 15, 2004, and (ii) "cylinder" foreign currency transactions pursuant to which the company have entered into currency put option contracts to sell up to $2,749,000 for a total amount of NIS 12,000,000 in exchange for writing currency call option contracts to buy up to $2,655,000 for a total amount of NIS 12,000,000.

           Interest Rate risk -During 2003, the company entered into an interest rate swap to effectively convert the interest rate from floating to fixed on $18.5 million of the $25 million credit facility. Under the interest rate swap agreement, the Company receives LIBOR plus a margin every three months and pays 5.335% on $8.5 million and 4.635% on $10 million every three months until July 31, 2007. The Company's interest rate swap agreement qualifies and is designated as a cash flows hedge thus, changes in the fair value of the swap are recorded in other comprehensive income and reclassified from other comprehensive income into earnings to offset the hedged item effects on earnings. In addition, the interest rate swap agreement qualifies for the "shortcut" method of accounting for hedges, as defined by SFAS 133. Under the "shortcut" method, the hedges are assumed to be perfectly effective, and thus, there is no ineffectiveness to be recorded in earnings. At December 31, 2003, the fair value of the company's interest rate swap agreement was a liability of $153 and is reflected in other liabilities in the accompanying consolidated balance sheet.


                                     -F 14-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (contd.)

           RECENTLY ISSUED ACCOUNTING STANDARDS

           In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities ("SPEs") created prior to February 1, 2003. The company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the company's consolidated financial position, consolidated results of operations, or liquidity.

           In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have a material impact on the Company's financial statements.

           In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

           RECLASSIFICATION

           Certain figures from prior years have been reclassified in order to conform to the 2003 presentation.


                                     -F 15-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3  -  SIGNIFICANT ACQUISITIONS

           A.  ACQUISITION OF USDATA CORPORATION NET ASSETS

               In September 2003, the Company acquired substantially all the assets and certain liabilities of USDATA Corporation ("USDATA"), a North American developer of production management products based in Richardson, Texas, in consideration for 945,807 ordinary shares issued to USDATA of which 222,319 shares are held in escrow for up to 18 months following the acquisition. As part of the asset purchase transaction, SCP Private Equity Partners II, L.P. ("SCP"), the primary shareholder of USDATA, purchased from the Company 139,764 ordinary shares for an aggregate purchase price of $2,000.

               The two share issuances to USDATA and to SCP, are accounted for as one transaction as if SCP invested in USDATA and immediately thereafter the Company issued to USDATA the aggregate amount of 1,085,571 ordinary shares in consideration of the acquired assets which included the cash invested by SCP.
               The fair value of the ordinary shares issued -$9.57 per share, was determined in accordance with EITF 99-12 based on the average market price of the shares during the period of two days before and ending two days after the date the terms of the acquisition were agreed to and announced -July 30,2003. Accordingly, the total value of 1,085,571 ordinary shares is $10,390.

               The acquisition will allow the Company to realize its vision to provide a Manufacturing Process Management (MPM) solution that spans the entire manufacturing process life cycle, from planning through its execution till its retirement.

               The transaction was accounted for in accordance with SFAS No. 141 and SFAS No. 142, and the financial results of USDATA have been included in the Company's financial statements beginning on the acquisition date. The total purchase price of $11,112 (including acquisition costs of $722) has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed.

               Values assigned to acquired in-process research and development, and developed software product were determined by the Company using a discounted cash flow analysis (the Excess Earnings Method). To determine the value of the in-process research and development, the Company considered, among other factors, the state of development of the project, the time and cost needed to complete the project, expected income, and associated risks, which included the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development project that had not reached technological feasibility and did not have alternative future uses. To determine the value of the developed software product, the expected future cash flows of the existing technology product were discounted taking into account risks related to the characteristics and applications of the product, existing and future markets, and assessments of the life cycle stage of the product. Based on this analysis, the existing technology that had reached technological feasibility was capitalized.

               As a result of the acquisition of USDATA, the Company incurred incremental costs to exit and consolidate activities at USDATA locations, and involuntarily terminate USDATA employees. These expenses that are not associated with the generation of future revenue and have no future economic benefit are assumed liabilities in the allocation of the purchase price to the net assets acquired. These restructuring costs, primarily relating to abandonment of leased facilities and severance, were recorded in the purchase price allocation and amounted to $2,950.

               The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to current technology, software distribution rights, in-process research and development, and goodwill in the amounts of $1,873, $706, $3,193 and $8,323, respectively. The purchase price attributed to current technology and software distribution agreement is being amortized over their estimated useful lives, which are 5.5 and
               3.5 years, respectively.


                                     -F 16-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3  -  SIGNIFICANT ACQUISITIONS (contd.)

           A.  ACQUISITION OF USDATA CORPORATION NET ASSETS (contd.)

               The $8,323 of goodwill, was assigned to the Mechanical Segment of the Company. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is no longer amortized, but rather is subject to periodic impairment test.

               The allocation of fair value is as follows:

                   Cash received from SCP                           $  2,000
                   Intangible assets                                   2,579
                   In-process research and development                 3,193
                   Goodwill                                            8,323
                   Liabilities acquired                               (2,033)
                   Liabilities to exit activities                     (2,950)
                                                                    --------
                   Total purchase price                             $ 11,112
                                                                    ========

               The following unaudited pro forma summary presents information as if the acquisition of USDATA occurred at the beginning of the periods presented. In-process research and development charges and acquisition costs are considered nonrecurring charges related directly to the acquisition and have therefore been excluded from pro forma net income and pro forma earnings per share. The pro forma information, which is provided for information purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entities.

                                             YEAR ENDED DECEMBER 31,
                                             -----------------------
                                               2003         2002
                                             ---------    ---------
                   Revenues                  $  93,728    $  92,349
                   Net loss                  $  (9,778)   $  (3,890)
                   Loss per share:
                   Basic and diluted         $   (0.88)   $   (0.37)

           B.  ACQUISITION OF CIMBRIDGE SOFTWARE BUSINESS

               In October 2002 Tecnomatix Unicam, Inc. ("TUI"), an indirect wholly owned subsidiary of the Company, acquired certain assets and assumed certain liabilities relating to the CIMBridge software business ("CIMBridge") from Teradyne, Inc. ("Teradyne"). The transaction was accounted for in accordance with SFAS No.141 and SFAS No. 142, and the financial results of CIMBridge have been included in the Company's financial statements beginning on the acquisition date. The purchase price is to be paid on a contingent and deferred basis based upon a revenue sharing arrangement. Under the revenue sharing arrangement, the total cash paid by TUI to Teradyne shall be the sum of Teradyne's software license and maintenance revenue share plus a certain finders fee during a four-year period commencing on the acquisition date, in excess of $514, whereby Teradyne's software license revenue share shall be equal to 40% of revenue recognized by TUI from software licensing, and Teradyne's maintenance revenue share shall be equal to 40% of revenue recognized by TUI from maintenance agreements in excess of an annual threshold amounting to $1,800, $1,700, $1,500, and $1,400 for the years ended September 30, 2003, 2004, 2005, and 2006, respectively. As of December 31, 2003, no milestones have been achieved and the Company has not paid any amount on account of the purchase.

               The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to goodwill.


                                     -F 17-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3  -  SIGNIFICANT ACQUISITIONS (contd.)

           B.  ACQUISITION OF CIMBRIDGE SOFTWARE BUSINESS (contd.)

               The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

                   Equipment                             $   137
                   Deposits                                   18
                   Goodwill                                1,120
                                                         -------
                   Total assets                          $ 1,275
                                                         =======

                   Liabilities assumed                   $   721
                   Deferred revenue                          443
                   Acquisition costs                         111
                                                         -------
                   Total liabilities assumed             $ 1,275
                                                         =======

NOTE 4  -  SHORT-TERM INVESTMENTS

           Comprised as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                              2 0 0 3    2 0 0 2
                                                              -------    -------

           Trading marketable securities - Corporate bonds    $    70    $ 5,981
                                                              =======    =======

NOTE 5  -  LONG-TERM INVESTMENTS

Comprised as follows:

                                                            DECEMBER 31,
                                                         -------------------
                                                         2 0 0 3    2 0 0 2
                                                         --------   --------

           Held-to-maturity marketable securities (1):
            Government of Israel bonds                   $  6,923   $  2,766
            Corporate bonds                                17,344     22,706
                                                         --------   --------
                                                           24,267     25,472
                                                         --------   --------

           Investment in affiliated company:
            Zuken Tecnomatix (2)                              289         97
                                                         --------   --------
                                                         $ 24,556   $ 25,569
                                                         ========   ========

           (1) Includes structured notes in the amount of $10,000 and $3,106 as of December 31, 2003 and 2002, respectively. Such structured notes are debt instruments whose cash flows are linked to the movement in interest rates. The structured notes are issued by U.S. government-sponsored enterprises and financial institutions. The notes typically contain embedded option components such as caps, calls, and floors. Contractual cash flows for principal from such structured notes can vary in timing throughout the life of the structured notes Interest income resulting from investment in structured notes is accounted for based on the guidance provided in EITF No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". Under this guidance the retrospective interest method is used for recognizing interest income.


                                     -F 18-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 5  -  LONG-TERM INVESTMENTS (contd.)

               Aggregate maturities of marketable securities are as follows:

                                             DECEMBER 31,
                                             ------------
                                                2 0 0 3
                                             ------------

               Within one year                   $  1,003
               Two years                           11,717
               Three years                          1,538
               Five years                           1,509
               Six to ten years                     8,500
                                             ------------
                                                 $ 24,267
                                             ============

               Market value                      $ 25,353
                                             ============


           (2) In December 2000, the Company and Zuken Inc., a Japanese-based corporation, established Zuken Tecnomatix K.K. ("Zuken Tecnomatix"), a Japanese-based joint venture, for the purpose of selling and marketing the Electronics division's software products in Japan. Upon its establishment, the Company invested $437 (49,000 Japanese Yen) in Zuken Tecnomatix in exchange for 49% of its share capital. The Company's investment consisting of:

                                                    DECEMBER 31,
                                                 --------------------
                                                 2 0 0 3     2 0 0 2
                                                 --------    --------
               Investment in equity              $    437    $    437
               Loans                                  918         623
                                                 --------    --------
                                                    1,355       1,060

               Less: accumulated losses            (1,066)       (963)
                                                 --------    --------
                                                 $    289    $     97
                                                 ========    ========

NOTE 6  -  PROPERTY AND EQUIPMENT

           Comprised as follows:

                                                        DECEMBER 31,
                                                     -------------------
                                                     2 0 0 3    2 0 0 2
                                                     --------   --------
           Cost:
             Computers and software                  $ 23,192   $ 21,551
             Office furniture and equipment             5,218      4,888
             Motor vehicles                               730        519
             Leasehold improvements                     2,570      2,245
                                                     --------   --------
                                                       31,710     29,203
                                                     --------   --------
           Accumulated depreciation:
             Computers and software                    20,388     18,265
             Office furniture and equipment             3,692      3,096
             Motor vehicles                               330        312
             Leasehold improvements                     1,672      1,422
                                                     --------   --------
                                                       26,082     23,095
                                                     --------   --------
           Property and equipment ,net               $  5,628   $  6,108
                                                     ========   ========


                                     -F 19-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7  -  ACQUIRED INTANGIBLES, NET

           Comprised as follows:

                                                         DECEMBER 31,
                                                     -------------------
                                                     2 0 0 3    2 0 0 2
                                                     --------   --------
           A.  GOODWILL, NET

               Cost                                  $ 36,855   $ 28,236
                                                     --------   --------

               Accumulated amortization                11,026     11,026
                                                     --------   --------
                                                     $ 25,829   $ 17,210
                                                     ========   ========

           B.  OTHER ACQUIRED INTANGIBLES, NET

               Cost:
                Developed software products          $ 13,926   $ 12,053
                Trade name                                283        283
                Distribution rights                       930        224
                                                     --------   --------
                                                       15,139     12,560
                                                     --------   --------
               Accumulated amortization:
                Developed software products            12,138     12,053
                Trade name                                283        283
                Distribution rights                       274        224
                                                     --------   --------
                                                       12,695     12,560
                                                     --------   --------
                                                     $  2,444   $     --
                                                     ========   ========

NOTE 8  -  OTHER ASSETS, NET

           Comprised as follows:

                                                                        DECEMBER 31,
                                                                    -------------------
                                                                    2 0 0 3    2 0 0 2
                                                                    --------   --------
           Cost:
             Software development costs                             $ 43,466   $ 42,120
             Deferred financing costs relating to the issuance of
              5 1/4% convertible subordinated notes                       --      1,188
             Other                                                        --      1,346
                                                                    --------   --------
                                                                      43,466     44,654
                                                                    --------   --------
           Accumulated amortization:
             Software development costs                               30,170     26,937
             Deferred financing costs relating to the issuance of
               5 1/4% convertible subordinated notes                      --        912
             Other                                                        --        192
                                                                    --------   --------
                                                                      30,170     28,041
                                                                    --------   --------
                                                                    $ 13,296   $ 16,613
                                                                    ========   ========


                                     -F 20-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9  -  5 1/4% CONVERTIBLE SUBORDINATED NOTES

           On August 12, 1997, the Company issued to the public an aggregate amount of $ 97,750 convertible subordinated notes (the "Notes"). The related issuance expenses of $ 3,104 were recorded as deferred expenses and were amortized using the straight-line method over the life of the Notes.

           The Notes bore interest at 51/4% per annum, payable semi-annually. The maturity date of the Notes was August 15, 2004.

           The Notes were convertible into ordinary shares of the Company at any time at or before maturity, unless previously redeemed, at a conversion price of $ 42.39 per share, subject to adjustment in certain events.

           The Company could, at its option, redeem the Notes on or after August 18, 2000, in whole or in part, at different redemption prices.

           Through September 2003, the Company repurchased an aggregate amount of $82,951 principal amount of the Notes. In December 2003, the Company redeemed the remaining $14,799 principal amount of the Notes at a redemption price of 100.75% plus accrued interest as of the redemption date. As a result of the repurchases in 2003, 2002 and 2001 the Company realized a gain of $156, $599 and $1,393, respectively.

NOTE 10 -  LONG TERM BANK LOAN

           In April 2003, the Company obtained from Bank Hapoalim B.M (the "Bank") a credit line in the aggregate principal amount of $25,000. Through December 31, 2003, the Company drew the full amount of the credit line. Loans drawn under the credit line bear interest at a rate of 3.325%, which is equal to the three-month LIBOR rate at the time of the withdrawal (1.25%) plus a spread of 2.075%. The Company used this credit line to repurchase additional Notes in the third quarter of 2003 and to redeem the notes in the fourth quarter of 2003.

           The credit line matures four years after withdrawal. Unless the Company uses its right of prepayment of the credit, repayment of an amount of $10,000 under the line of credit is required to be made in equal quarterly payments, commencing 15 months after withdrawal, and repayment of the remaining amounts under the line of credit, is required to be made upon the maturity of the line of credit or the earlier maturity of certain bonds deposited with the Bank to secure repayment.

           In connection with the credit line, the Company agreed to pledge its assets as collateral to the Bank and to maintain certain financial ratios which include (a) a covenant to maintain certain levels of cash, cash equivalents, bonds and deposits, as long as the credit line is outstanding with such level being initially $30 million and gradually decreasing as the Company progresses with repayment of the credit line; (b) commencing with the third quarter of 2004, an average quarterly EBITDA of at least $1 million in the preceding three quarters; (c) a ratio of shareholders' equity to total assets of not less than 40% and an amount of shareholders' equity of not less than $33 million; and (d) a ratio of current assets to current liabilities (excluding amounts due under its convertible subordinated notes and excluding then current maturities under the credit line) of at least 1.5 at each balance sheet date commencing with the first quarter of 2004. As of December 31 2003, the Company was in compliance with the relevant covenants.

NOTE 11 -  ACCRUED SEVERANCE PAY, NET

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

           The aggregate value of the insurance policies as of December 31, 2003 and 2002 was $1,903 and $1,504, respectively.

           Severance pay expenses for the years ended December 31, 2003, 2002 and 2001 were $697, 561 and $683, respectively.

           The Company has no liability for pension expenses to its employees.


                                     -F 21-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 -  COMMITMENTS AND CONTINGENT LIABILITIES

           ROYALTIES

           1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Commerce and Trade on proceeds from sales of products in the research and development of which the Chief Scientist has participated by way of grants, up to the amount of 100%-150% of the grants received (in dollar terms) (from 1999 - up to the amount of 100% of the grants received plus interest at LIBOR). The royalties are payable at a rate of 3% for the first three years of product sales and 3.5% thereafter. The total amount of grants received, net of royalties paid or accrued, at December 31, 2003 was $ 13,773. Royalty expenses to the Chief Scientist in 2003, 2002 and 2001 were $1,443, $1,627 and $ 1,504, respectively.

               The refund of the grant is contingent on future sales and the Company has no obligation to refund these grants, if sufficient sales are not generated.

           2. The Company and its subsidiaries are obligated to pay royalties to certain parties, based on agreements which allow the Company to incorporate their products into the Company's products. Royalty expenses to these parties in 2003, 2002 and 2001 were $ 869, $ 1,070 and $ 488, respectively.

           CROSS LICENSING AND MARKETING AGREEMENT WITH EDS.

           In July 2002 the Company entered into a strategic alliance with UGS PLM Solution, Inc. (previously named Unigraphics Solutions, Inc.) ("UGS"), a wholly-owned subsidiary of Electronics Data Systems, Inc. ("EDS"), a leading global information technologies service provider engaged in the development, selling and marketing of Product Lifecycle Management ("PLM") solutions.

           The Cross Licensing and Marketing Agreement (the "Agreement") establishes a joint development strategy, as well as cooperative marketing and distribution rights. Under the Agreement, UGS and the Company will share revenues for all sales of the Company's MPM products and UGS planner product made by UGS and its distributors. In large strategic accounts where both UGS and the Company are currently engaged, selling will be done jointly. In all other UGS accounts, UGS will sell independently of the Company and provide all pre-sales, professional service and hot-line support. In non-UGS accounts, the Company will continue to sell directly to its customers as is currently practiced. In order to provide UGS with an additional incentive to sub-license the Company's products and to perform its obligations under the Agreement, UGS was issued a warrant to purchase up to 1,592,502 of the Company's ordinary shares. The amount of the Company's ordinary shares which UGS may acquire through the exercise of the warrant with respect to each 12-month period during the four-year term covered by the warrant are based on the achievement by UGS of certain goals relating to the revenues amounts received by UGS during each such 12-month period from the licensing of products developed by the Company. In addition, if at any time during the four-year term of the warrant UGS reaches certain levels of revenues from the licensing of such products, it may exercise the warrant with respect to certain ordinary shares as to which the warrant shall not have been previously exercised. The exercise price of the ordinary shares underlying the warrant is based on the revenue amounts received by UGS from the licensing of products developed by the Company, with such exercise price increasing based on the increase in such revenue amounts. Through December 31,2003 no revenue goals have been achieved.

           During 2003 the Company paid or accrued to UGS royalties in the amount of $2,350 related to this agreement.


                                     -F 22-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 -  COMMITMENTS AND CONTINGENT LIABILITIES (contd.)

           LEASE COMMITMENTS

           1. The premises of the Company and its subsidiaries are leased under various operating lease agreements which expire on various dates. Future aggregate minimum annual rental payments, pursuant to existing lease commitments in effect at December 31, 2003, are as follows:

               YEAR ENDED DECEMBER 31,

               2004                                  $   4,694
               2005                                      3,764
               2006                                      1,812
               2007                                      1,545
               2008 and thereafter                       2,497
                                                     ---------
                 Total                               $  14,312
                                                     =========

           2. The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2007. The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $138 as of December 31, 2003.

           FINANCIAL INSTRUMENTS

           CONCENTRATIONS OF CREDIT RISK

           Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and long-term investments, totaling $33,569 and 41,919 as of December 31, 2003 and 2002, respectively, and accounts receivable. The Company's cash and cash equivalents and short-term investments are invested in deposits with major banks in the U.S., Europe and Israel. Management believes that the financial institutions holding the Company's cash and cash equivalents are financially sound. In addition, the marketable securities held by the Company consist mainly of debt securities of the Government of Israel and highly-rated corporate bonds. The accounts receivable are derived from sales to a large number of customers, mainly large industrial corporations and their suppliers located mainly in Europe, the United States and Asia. The Company generally does not require collateral. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade receivables.

           FAIR VALUE OF FINANCIAL INSTRUMENTS

           The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, current and non-current accounts receivable, accounts payable and long-term bank loans. In view of their nature, the fair value of the financial instruments is usually identical or close to their carrying amounts.

           TRANSACTIONS WITH RELATED PARTIES

           The Company is party to a management service agreement with A.T.L. Management Services Ltd ("A.T.L."), a related party, which provides for the payment to A.T.L. of an annual management fee of $ 300 and reimbursement of expenses in consideration for strategic management and business and financial consulting services, on a basis which the Company believes represents fair value.


                                     -F 23-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 12 -  COMMITMENTS AND CONTINGENT LIABILITIES (contd.)

           SALE OF TRADE RECEIVABLES

           The Company entered into factoring agreements with a financial institution under which the Company assigned by way of sale certain amounts of its account receivables subject to the financial institution inspection and acceptance. The financial institution is responsible for collecting the receivables with no recourse to the Company. Upon completion of the sale, the financial institution remits 90% of the funds to the Company, less discount and service fees, and remits the balance of the funds upon collection of the receivables. Upon the sale, the receivables are derecognized from the Company's records. During 2003 and 2002 the Company sold receivables in the amount of $6,482 and $ 1,071, respectively, and incurred related expenses in the amount of $85 and $ 32, respectively.

NOTE 13 -  SHAREHOLDERS' EQUITY

           SHARE CAPITAL

           1. The Company's shares are traded in the United States and are listed on the Nasdaq National Market.

           2.  Loans granted to purchase shares

               The balance at December 31, 2002 represented loans granted to, the Chairman of the Company's board of directors and until recently the Company's Chief Executive Officer, in October 1998 and July 1999 with respect to the exercise of options to purchase the Company's shares. The loans were in dollars, bore interest at 6.8% per annum and were due on December 31, 2002. The loans were granted in consideration of recourse notes.
               On January 1, 2003 the Company repurchased 110,000 of its shares from the Chairman and CEO for a total amount of $844 representing a price per share of $7.67, equal to the average closing price of the ordinary shares as quoted on the Nasdaq National Market during the three-month period prior to the date of the repurchase. The consideration was used to offset the outstanding balance of the loan. In addition, the CEO repaid $300 of the outstanding amount of these loans. This repayment was funded by using the proceeds of a compensatory retention bonus in the amount of $300 paid to the CEO in connection with his commitment to continue serving the Company as either CEO or Chairman until December 31, 2005. In the event that the CEO and Chairman terminates his service for the Company, he shall be required to return to the Company one third of the compensatory retention bonus for each year in which he failed to provide a full year of service.

           EMPLOYEE SHARE PURCHASE PLAN

           In December 2000, the Company adopted the Tecnomatix Technologies Ltd. 2000 Employee Share Purchase Plan ("the Share Purchase Plan"), pursuant to which the Company's employees may purchase up to 500,000 ordinary shares. Every six months, each employee is entitled to purchase ordinary shares for an amount up to 10% of his gross salary at that period, but not more than 750 ordinary shares. The purchase price under the Share Purchase Plan is the lower of 85% of the fair market value of an ordinary share at the beginning of such six-month period or 85% of the fair market value at the end of such six-month period. As of December 31, 2003, 475,318 shares have been purchased under the Share Purchase Plan.


                                     -F 24-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 -  SHAREHOLDERS' EQUITY (contd.)

           STOCK OPTION PLANS

           AS OF DECEMBER 31, 2003, THE COMPANY HAD THE FOLLOWING EMPLOYEES' AND DIRECTORS' STOCK OPTION PLANS:

           1996 PLAN

           Under the 1996 Stock Option Plan (the "1996 Plan") for employees of the Company, options to purchase up to 3,726,600 shares of the Company may be granted at an exercise price equal to the fair market value of the share at the date of the grant. The options granted vest at a rate of 40%, 30% and 30% after two, three and four years, respectively, from the date of the grant, or in four equal annual installments, commencing one year from the date of grant. Under the 1996 Plan, options will expire ten years from the date of the grant. As of December 31, 2003, options to purchase 3,140,960 shares were outstanding with exercise prices ranging from $ 4.75 to $ 40.385 per share.

           DIRECTORS PLAN

           Under the 1996 Directors' Stock Option Plan (the "Directors Plan") for directors of the Company, options to purchase up to 364,000 shares of the Company may be granted at an exercise price equal to the fair market value of the share at the date of the grant. The options granted are exercisable in five equal annual installments, commencing two years from the date of the grant. Under the Directors Plan, options will expire on the earlier of the termination of the service of the director or the tenth anniversary of the date of grant. As of December 31, 2003 options to purchase 248,000 shares were outstanding with an exercise price raining from $6.88 to $ 18.38 per share.

           2003 PLAN

           In December 2002 the Company's Board of Directors approved the adoption of the Tecnomatix Technologies Ltd. 2003 Global Share Option Plan (the "2003 Plan"). Under the 2003 Plan options to purchase up to 690,106 shares of the Company may be granted at an exercise price equal to the fair market value of the share at the date of the grant. Officers, directors, employees and consultants of the Company are eligible to participate in the 2003 Plan. The options granted vest in four equal annual installments, commencing one year from the date of grant. Under the 2003 Plan, options will expire ten years from the date of the grant. As of December 31, 2003 options to purchase 681,500 shares were outstanding with an exercise price ranging from $7.01 to $11.

           A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001 and changes during the years then ended, is presented below:

                                                                         DECEMBER 31,
                                     ---------------------------------------------------------------------------------
                                              2 0 0 3                     2 0 0 2                       2 0 0 1
                                     -------------------------   -------------------------   -------------------------
                                                    WEIGHTED                    WEIGHTED                     WEIGHTED
                                                    AVERAGE                     AVERAGE                      AVERAGE
                                                    EXERCISE                    EXERCISE                     EXERCISE
                                       SHARES        PRICE        SHARES         PRICE          SHARES        PRICE
                                     ----------    -----------   ----------    -----------   ----------    -----------
Options outstanding at

 beginning of year                    3,894,917    $     12.16    4,204,422    $     12.16    3,330,231    $     13.61
Granted during year                     681,500    $      9.03      237,200    $      8.46    1,297,900    $      8.76
Exercised during year                  (112,590)   $      5.34      (69,700)   $      6.52      (20,056)   $      9.41
Forfeited during year                  (164,125)   $     11.12     (477,005)   $     11.09     (403,653)   $     13.35
                                     ----------                  ----------                  ----------
Outstanding at end of year            4,299,702    $     11.88    3,894,917    $     12.16    4,204,422    $     12.16
                                     ==========                  ==========                  ==========

Options exercisable at year-end       2,623,745    $     13.55    1,969,965    $     13.80    1,233,970    $     14.64
                                     ==========                  ==========                  ==========
Weighted average fair value
 of options granted during the year  $     4.65                  $     5.14                  $     4.25
                                     ==========                  ==========                  ==========


                                     -F 25-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 13 -  SHAREHOLDERS' EQUITY (contd.)

THE FOLLOWING TABLE SUMMARIZES INFORMATION RELATING TO STOCK OPTIONS OUTSTANDING AT DECEMBER 31, 2003:

                                                OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                    -----------------------------------------  ----------------------------
                                                       WEIGHTED
                                                       AVERAGE
                                    NUMBER OF SHARES   REMAINING     WEIGHTED  NUMBER OF SHARES   WEIGHTED
                                     OUTSTANDING AT   CONTRACTUAL    AVERAGE    EXERCISABLE AT    AVERAGE
RANGE OF                              DECEMBER 31,     LIFE (IN      EXERCISE     DECEMBER 31,    EXERCISE
EXERCISE PRICES                          2003           YEARS)        PRICE          2003           PRICE
-----------------                   ---------------  ------------   ---------  ----------------   ---------
 $ 4 - 7.82                               1,398,935          7.75   $    6.42         555,685     $    5.90
 $ 9 - 11.563                               873,875          7.04   $   10.34         430,625     $   10.39
 $ 12 - 13.813                            1,268,992          6.57   $   13.04         911,035     $   13.14
 $ 14 - 18.375                              172,250          3.69   $   17.54         157,250     $   17.87
 $ 20.375 - 25.75                           538,150          5.49   $   21.53         529,150     $   21.54
 $ 28.75 - 40.38                             47,500          6.11   $   40.38          40,000     $   40.38
                                    ---------------                             -------------
 $ 4 - 40.75                              4,299,702          6.79   $   11.88       2,623,745     $   13.55
                                    ===============                             =============

NOTE 14 -  TAXES ON INCOME

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

           2.  "Approved enterprise"

               The production facilities of the Company in Israel have been granted "approved enterprise" status in eleven separate programs under the Law for the Encouragement of Capital Investments, 1959, as amended. Under this law, income attributable to each of these enterprises is fully exempt from tax for either two or four years, commencing the first year in which each enterprise generates taxable income and is entitled to a reduced tax rate of 10%-25% (based on the percentage of foreign ownership in each taxable year), for a further eight or six years, respectively. The expiration date of the period of benefits is limited to the earlier of twelve years from commencement of production or fourteen years from the date of the approval. Through December 31, 2003, the period of benefits of eight enterprises has commenced.

               In the event of a distribution of cash dividends to shareholders of earnings subject to the exemption, the Company will be liable to tax at a rate of 10%-25%. The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.


                                     -F 26-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 14 -  TAXES ON INCOME (contd.)

           TAXATION UNDER VARIOUS LAWS (contd.)

           2   "Approved enterprise" (contd.)

               As of December 31, 2003, the aggregate amount of undistributed tax-exempt earnings for which deferred taxes had not been provided was $ 14,093 and the amount of unrecognized deferred taxes in respect of such earnings amounted to $ 2,114.

               Income derived from sources other than the "approved enterprises" is taxable at the regular corporate tax rate of 36%.

           3.  "Industrial company"

               The Company and one of its Israeli subsidiaries are "industrial companies" as defined in the Law for the Encouragement of Industry (Taxes), 1969, and as such, qualify for special depreciation rates for machinery, equipment and buildings used by an industrial enterprise. These rates vary based on factors such as the date of commencement of operation and the number of work shifts

           COMPOSITION OF INCOME TAX BENEFIT (PROVISION):

                                                   YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                              2 0 0 3      2 0 0 2      2 0 0 1
                                             ---------    ---------    ---------
           Loss before taxes on income:
             Israel                          $  (7,456)   $  (6,325)   $  (3,030)
             Non-Israeli                        (2,569)       3,778      (10,294)
                                             ---------    ---------    ---------
                                             $ (10,025)   $  (2,547)   $ (13,324)
                                             =========    =========    =========


           Income tax benefit (provision):
            Current:
             Israel                            $    --    $     (90)   $     198
             Non-Israeli                          (212)         548          (65)
                                             ---------    ---------    ---------
                                                  (212)         458          133
                                             ---------    ---------    ---------
            Deferred:
             Israel                                 --           --          (26)
             Non-Israeli                            --         (310)        (161)
                                             ---------    ---------    ---------
                                                    --         (310)        (187)
                                             ---------    ---------    ---------
                                             $    (212)   $     148    $     (54)
                                             =========    =========    =========


                                     -F 27-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 14 -  TAXES ON INCOME (contd.)

           DEFERRED TAXES

           The main components of the Company's deferred tax assets and liabilities are as follows:

                                                                                 DECEMBER 31,
                                                                           ----------------------
                                                                            2 0 0 3      2 0 0 2
                                                                           ---------    ---------
           Deferred tax assets:
            Technology assets of non-Israeli subsidiaries                  $     431    $   2,146
            Reserves and accruals not currently deductible                       855          732
            Credit carryforwards                                               3,388        3,034
            Deferred revenue                                                     571          673
            In-process research and development                                1,086           --
            Net operating loss carryforwards of non-Israeli subsidiaries      13,542       12,502
            Net operating loss carryforwards in Israel                           340           --
                                                                           ---------    ---------
                                                                              20,213       19,087
           Less - valuation allowance                                         18,013       16,544
                                                                           ---------    ---------
                                                                               2,200        2,543
                                                                           ---------    ---------
           Deferred tax liabilities:

            Software development costs                                        (2,747)      (3,188)
            Fixed assets and intangible assets                                  (313)        (215)
                                                                           ---------    ---------
                                                                              (3,060)      (3,403)
                                                                           ---------    ---------
           Net deferred tax liabilities                                    $    (860)   $    (860)
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

           Since the realization of the net operating loss carryforwards and deductible temporary differences is less likely than not, a valuation allowance has been established for the amounts of the related tax benefits.

           As of December 31, 2003, the Company has approximately $2,000 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

           Tax loss carryforwards of a U.S. subsidiary totaling $ 14,800 expires between 2018 and 2023.

           The following is a reconciliation of the theoretical taxes on income assuming that all income is taxed at the ordinary rate applicable to Israeli companies and the actual taxes on income:

                                                                             YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------
                                                                        2 0 0 3      2 0 0 2      2 0 0 1
                                                                       ---------    ---------    ---------

           Loss before taxes on income                                 $ (10,025)   $  (2,547)   $ (13,324)
                                                                       =========    =========    =========

           Theoretical tax on the above amount (36%)                   $  (3,609)   $    (917)   $  (4,797)

           Tax benefit arising from "approved enterprise"                    942        1,981          186
           Increase (decrease) in valuation allowance                      1,469         (725)       5,056
           Carryback of net operating losses of subsidiary                    --         (636)          --
           Adjustment arising from the differences between the basis
              of measurement for tax purposes and for
              financial reporting purposes                                 1,370           --           --
           Other                                                              40          149         (391)
                                                                       ---------    ---------    ---------
                                                                       $     212    $    (148)   $      54
                                                                       =========    =========    =========


                                     -F 28-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 14 -  TAXES ON INCOME (contd.)

           TAX ASSESSMENTS

           The Company and its Israeli subsidiaries received final tax assessments through the tax year ended December 31, 1999. Certain subsidiaries of the Company in Europe received tax assessments through the tax year ended December 31, 1999.

NOTE 15 -  TRANSACTIONS WITH RELATED PARTIES

                                                                              YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------
                                                                        2 0 0 3      2 0 0 2      2 0 0 1
                                                                       ---------    ---------    ---------

              Management fees to related parties                       $     300    $     400    $     400
                                                                       ---------    ---------    ---------
              General and administrative expenses, net                 $     (20)   $     (21)   $    (161)
                                                                       ---------    ---------    ---------

NOTE 16 -  SUPPLEMENTARY BALANCE SHEET INFORMATION

           OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                             DECEMBER 31,
                                                                       ----------------------
                                                                        2 0 0 3      2 0 0 2
                                                                       ---------    ---------
           Research and development participation from
            the Government of Israel                                   $   1,247    $   1,056
           Interest receivable                                               407          623
           Employees                                                         194          135
           Advances to suppliers                                              64          106
           Prepaid expenses                                                2,613        2,117
           Others                                                          1,222        1,247
                                                                       ---------    ---------
                                                                       $   5,747    $   5,284
                                                                       =========    =========

           NON-CURRENT RECEIVABLES

                                                                             DECEMBER 31,
                                                                       ----------------------
                                                                        2 0 0 3      2 0 0 2
                                                                       ---------    ---------
           Deposits                                                    $   1,021    $     844
           Employees                                                          76           62
           Other                                                              11            9
                                                                       ---------    ---------
                                                                       $   1,108    $     915
                                                                       =========    =========

           OTHER PAYABLES AND ACCRUED EXPENSES

                                                                             DECEMBER 31,
                                                                       ----------------------
                                                                        2 0 0 3      2 0 0 2
                                                                       ---------    ---------
           Payroll and related amounts                                 $   8,426    $   7,915
           Accrued expenses                                                7,873        4,107
           Deferred income taxes                                             860          860
           Interest payable                                                  165          737
           Advances from customers                                           605          212
           Value added tax                                                   787          792
           Income tax authorities                                             --          206
           Others                                                            447          127
                                                                       ---------    ---------
                                                                       $  19,163    $  14,956
                                                                       =========    =========


                                     -F 29-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 17 -  SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

           A.  OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

               The Company develops, sells, markets and supports MPM software tools for the collaborative development and optimization of manufacturing processes across the extended enterprise. The Company's products are used by world-leading automotive, electronics, and aerospace companies and their suppliers and other discrete manufacturing companies.

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

                                              YEAR ENDED DECEMBER 31,
                                       -----------------------------------
                                        2 0 0 3      2 0 0 2      2 0 0 1
           MECHANICAL:                 ---------    ---------    ---------
           Revenues                    $  71,617    $  64,670    $  66,454
                                       =========    =========    =========

           Operating  loss             $  (6,908)   $    (180)   $  (1,530)
                                       =========    =========    =========

           ELECTRONICS:
           Revenues                    $  14,640    $  17,335    $  20,446
                                       =========    =========    =========

           Operating loss              $  (3,796)   $  (1,568)   $ (12,985)
                                       =========    =========    =========

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

           REVENUES:                       YEAR ENDED DECEMBER 31,
                                      ---------------------------------
                                       2 0 0 3     2 0 0 2     2 0 0 1
                                      ---------   ---------   ---------

           Israel                     $     100   $      37   $       9
           U.S.A                         28,754      24,781      24,809
           Germany                       23,008      24,262      22,665
           France                        11,466       9,299      10,260
           Japan                         12,976       9,691      16,393
           Other Asian countries          2,205       3,248       2,274
           Other European countries       7,748      10,687      10,490
                                      ---------   ---------   ---------
            Total revenues            $  86,257   $  82,005   $  86,900
                                      =========   =========   =========


                                     -F 30-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 17 -  SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (contd.)

           A.  OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (contd.)


           LONG-LIVED ASSETS:                          DECEMBER 31,
                                                   2 0 0 3     2 0 0 2
                                                  ---------   ---------

           Israel                                 $   8,224   $  10,079
           U.S.A.                                     7,893       7,472
           Germany                                    3,217       2,903
           France                                       578         571
           Japan                                        617         974
           Other countries                              111         290
                                                  ---------   ---------
           Total long-lived assets                $  20,640   $  22,289
                                                  =========   =========

           B.  COST OF SOFTWARE LICENSE FEES

               IMPAIRMENT OF CAPITALIZED SOFTWARE DEVELOPMENT COSTS

               During 2003, the Company wrote off previously capitalized software development costs, with a net book value of $2,180 after it was determined that there was no useful life remaining on the assets. This determination was made as a result of the Company's analysis comparing the estimated net realizable value of these assets with the unamortized capitalized costs performed in accordance with SFAS 86. Of the total, $888 of net capitalized costs was written off as a result of duplication of product offerings subsequent to the acquisition of USDATA in the current year (see note 3a).

           C.  RESEARCH AND DEVELOPMENT, NET

                                                               YEAR ENDED DECEMBER 31,
                                                          ---------------------------------
                                                           2 0 0 3     2 0 0 2     2 0 0 1
                                                          ---------   ---------   ---------
           Gross research and development costs           $  22,525   $  23,491   $  28,333
           Less- software development costs capitalized       3,937       4,097       5,103
           Less - participation:
             The Government of Israel:

             Royalty-bearing grants                           1,576       2,418       1,244
             Other grants                                     1,426       1,481       1,724
             Non Israeli grants                                 626         683       1,046
                                                          ---------   ---------   ---------
           Research and development, net                  $  14,960   $  14,812   $  19,216
                                                          =========   =========   =========

           D.  RESTRUCTURING PLANS

               2003 RESTRUCTURING PLAN

               In the first, third and fourth quarters of 2003 the Company's management approved and implemented plans to restructure its operations in both business segments of the Company. The actions, in the first and fourth quarters, included mainly workforce reductions associated with managing the Company's cost structure to better align with current business conditions. The third quarter action included workforce reduction associated with the identification of overlapping positions relating to the acquisition of USDATA net assets. The discharged employees were identified by name and position in advance as part of the plans and given notice during the relevant quarters.


                                     -F 31-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 17 -  SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (contd.)

           D.  RESTRUCTURING PLANS (contd.)

               2003 RESTRUCTURING PLAN (cont.)

               The $2,659 charge in 2003 (related to the first and the fourth quarter) was composed of the following:

                                               SEVERANCE BENEFITS AND     EXCESS FACILITIES AND
                                                  RELATED EXPENSES      WRITE-OFF OF FIXED ASSETS      TOTAL
                                               ----------------------   -------------------------  -------------
               First quarter                       $    1,082                    $     405         $      1,487
               Fourth quarter                           1,172                           --                1,172
                                                   ----------                    ---------         ------------
               Total                               $    2,254                    $     405         $  (1) 2,659
                                                   ==========                    =========         ============

               (1) An amount of $1,603 was paid through December 31, 2003. The balance of $1,056.is expected to be paid during 2004.

               The $337 charge in the third quarter related to the USDATA acquisition was recorded as acquisition costs in the consolidated statements of operations.

               PRIOR YEARS RESTRUCTURING PLANS

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

               The 2002 restructuring costs are summarized in the following table:

                SEVERANCE BENEFITS
               AND RELATED EXPENSES    WRITE-OFF OF FIXED ASSETS     TOTAL
               --------------------    -------------------------    --------
                    $   495(1)                   $    156            $   651
                    ==========                   ========           ========

               (1) An amount of $ 240 was paid through December 31, 2002. The balance of $ 255 was paid during 2003.

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


                                     -F 32-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 17 -  SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (CONTD.)

           D.  RESTRUCTURING PLANS (contd.)

               PRIOR YEARS RESTRUCTURING PLANS (cont.)

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

                 SEVERANCE BENEFITS       EXCESS FACILITIES AND
               AND RESULTED EXPENSES    WRITE-OFF OF FIXED ASSETS       TOTAL
               ---------------------    -------------------------    -----------
                    $  1,121                  $   406                 $ 1,527(1)
                    ========                  =======                 ==========

               (1) An amount of $ 764 was paid through December 31, 2001. The balance of $ 689 (excluding the non-cost asset impairment and write-off of fixed assets) was paid during 2002.

           E.  IMPAIRMENT OF SOFTWARE ACQUIRED

               During 2003, the Company recorded a charge of $937 related to the impairment of a certain software acquired from a third-party for the purpose of being integrated into the Company's products offering. Such third-party notified the Company that it will not provide certain required enhancements and will no longer support the product. As a result, the Company decided not to integrate the product into its product offering and not to launch it to the market. During 2002 the Company recorded a charge of $ 375 related to the impairment of certain software acquired as a result of technological changes in the platform of the Company's software products.

           F.  SELLING AND MARKETING

               Selling and marketing expenses include doubtful accounts and bad debt expenses of $1,833, $1,217 and $1,553 for the years ended December 31, 2003, 2002 and 2001, respectively.

           G.  FINANCIAL INCOME (EXPENSES), NET

                                                                        YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------
                                                                   2 0 0 3      2 0 0 2       2 0 0 1
                                                                  ---------    ---------    ---------
               Interest income from marketable securities         $   1,779    $   1,889    $   1,726
               Interest expenses and bank fees                         (909)        (160)        (118)
               Amortization of deferred issuance costs                 (153)        (192)        (226)
               Interest expenses on convertible notes                (1,376)      (2,201)      (2,466)
               Gain from repurchase of convertible notes                156          599        1,393
               Gain (loss) from realization and devaluation of
                 marketable securities                                   --         (153)         933
               Gain (loss)on foreign currency transactions, net         877         (217)         872
               Exchange differences gains (losses), net                 305         (364)        (923)
                                                                  ---------    ---------    ---------
                                                                  $     679    $    (799)   $   1,191
                                                                  =========    =========    =========


                                     -F 33-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



NOTE 18 -  UNAUDITED PRO FORMA FINANCIAL INFORMATION

           The pro forma unaudited consolidated condensed balance sheet has been prepared by taking the December 31, 2002 balance sheet of Tecnomatix Technologies Ltd. (the "Company") and the December 31, 2002 balance sheet of USDATA Corporation, ("USDATA") and giving effect to the acquisition of USDATA by the Company as if it had occurred on December 31, 2002. The pro forma consolidated condensed balance sheet has been prepared for informational purposes only and does not purport to be indicative of the financial condition that necessarily would have resulted had this transaction taken place on December 31, 2002.

           The following pro forma unaudited consolidated condensed statements of operations for the year ended December 31, 2002 give effect to the Company's acquisition of USDATA as if it had occurred as of the beginning of 2002. The revenues and results of operations included in the following pro forma unaudited consolidated condensed statement of operations is not considered necessarily indicative of the results of operations for the year 2002 had the transaction actually been completed at the beginning of that year.

           These financial statements should be read in conjunction with the notes to the pro forma unaudited consolidated condensed financial statements, which follow, the financial statements of the Company and related notes thereto, and the financial statements of US DATA and related notes thereto, included herewith.


                                     -F 34-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 18 -  UNAUDITED PRO FORMA FINANCIAL INFORMATION (contd.)

           UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET AS OF DECEMBER 31, 2002

                                                                                       PRO FORMA
                                                   TECNOMATIX         USDATA          ADJUSTMENTS
                                                TECHNOLOGIES LTD.   CORPORATION     INCREASE (DECREASE)     NOTES     PRO FORMA
                                                ----------------    ------------    ------------------     -------    ---------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents                         $ 10,466          $    978            $ 2,000               a      $  13,444
 Short-term investments                               5,981                --                 --                          5,981
 Accounts receivable
  doubtful accounts of $ 2,091                       27,671             2,331                 --                         30,002
 Other receivables and prepaid expenses               5,284               582                 --                          5,866
                                                   --------          --------            -------                      ---------
      Total current assets                           49,402             3,891              2,000                         55,293
                                                   --------          --------            -------                      ---------
NON-CURRENT ASSETS                                   26,484                --                 --                         26,484
                                                   --------          --------            -------                      ---------
PROPERTY AND EQUIPMENT, NET                           6,108               510                 --                          6,618
                                                   --------          --------            -------                      ---------
OTHER ASSETS, NET                                    33,823             3,783             12,307               c
                                                                                          (3,783)              b         46,130
                                                   ========          ========            =======                      =========
  Total assets                                     $115,817          $  8,184            $10,524                      $ 134,525
                                                   ========          ========            =======                      =========

LIABILITIES AND SHAREHOLDERS'

 EQUITY

CURRENT LIABILITIES

 Accounts payable                                  $  2,950          $    941            $    --                      $   3,891
 Other payables and accrued expenses                 14,956             3,917                400               b
                                                                                           2,950               e
                                                                                             722               a         22,945

 Deferred revenue                                     4,659             1,559               (635)              i          5,583
                                                   --------          --------            -------                      ---------

       Total current liabilities                     22,565             6,417              3,437                         32,419
                                                   --------          --------            -------                      ---------

LONG-TERM LIABILITIES                                38,335             1,657                 --                         39,992
                                                   --------          --------            -------                      ---------

SHAREHOLDERS' EQUITY:

Share capital                                            40            52,728            (52,728)              e             40
Additional paid-in capital                           71,948             6,653             (6,653)
                                                                                          10,390               a         82,338
Loans granted to purchase shares                     (1,158)               --                --                          (1,158)
Deferred shares compensation                                             (481)               481               g             --
Retained earnings (Accumulated deficit)               1,633           (50,905)            50,905               g
                                                                                          (3,193)              d         (1,560)

Treasury shares                                     (13,200)           (6,787)             6,787               g        (13,200)
Accumulated other comprehensive income
 (loss):                                             (4,346)           (1,098)             1,098               g         (4,346)
                                                   --------          --------            -------                      ---------
                                                     54,917               110              7,087                         62,114
                                                   ========          ========            =======                      =========

 Total liabilities and shareholders' equity        $115,817          $  8,184            $10,524                      $ 134,525
                                                   ========          ========            =======                      =========


                                     -F 35-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 18 - UNAUDITED PRO FORMA FINANCIAL INFORMATION (contd.)

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                         PRO FORMA
                                                   TECNOMATIX           USDATA          ADJUSTMENTS
                                                TECHNOLOGIES LTD.    CORPORATION    INCREASE (DECREASE)     NOTES     PRO FORMA
                                                ---------------      -----------    ------------------     -------    ---------
REVENUES :                                         $ 82,005           $ 10,344            $    --                     $  92,349

COSTS AND EXPENSES:

 Cost of revenues                                    23,067              4,591             (3,256)                       24,402
 Amortization of acquired intangibles                 2,491                118                542             h           3,151
 Impairment of capitalized software
   development costs                                     --              3,336             (3,336)            j              --
 Research and development, net                       14,812              1,468                 --                        16,280
 Selling and marketing                               36,887              4,123                 --                        41,010
 General and administrative                           5,013              3,089                 --                         8,102
 Write-off of long-term investment                      457                 --                 --                           457
 Restructuring and asset impairment                     651                730                 --                         1,381
 Impairment of software acquired                        375                 --                 --                           375
                                                   --------           --------            -------                     ---------
Total costs and expenses                             83,753             17,455             (6,050)                       95,158
                                                   --------           --------            -------                     ---------

 OPERATING LOSS                                      (1,748)            (7,111)             6,050                        (2,809)
Financial expense, net                                 (799)               (97)                --                          (896)
                                                   --------           --------            -------                     ---------
 LOSS BEFORE TAXES ON INCOME                         (2,547)            (7,208)             6,050                        (3,705)
Taxes on income                                         148                 --                  --                          148
                                                   --------           --------            -------                     ---------
 LOSS AFTER TAXES ON INCOME                          (2,399)            (7,208)              6,050                       (3,557)
Company's share in loss of affiliated company          (431)                --                 --                          (431)
Income from discontinued operation                       --                 98                 --                            98

                                                   --------           --------            -------                     ---------
 NET LOSS                                          $ (2,830)           $(7,110)           $ 6,050                     $  (3,890)
                                                   ========           ========            =======                     =========

Loss per ordinary share
 Basic and diluted                                 $  (0.27)                                                          $  (0.37)
                                                   ========                                                           =========


                                     -F 36-

                          TECNOMATIX TECHNOLOGIES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 18 -  UNAUDITED PRO FORMA FINANCIAL INFORMATION (contd.)

           NOTES TO THE PRO FORMA UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

           The accompanying pro forma unaudited consolidated condensed balance sheet and statement of operations present the financial position and results of operations of the Company giving effect to the acquisition on September 19,2003 of USDATA in consideration of 1,085,571 ordinary shares of the Company (see Note 3a).

           The adjustments below were prepared based on estimates or approximations. It is possible that the actual amounts recorded may have an impact on the results of operations and the balance sheet different from that reflected in the accompanying pro forma unaudited consolidated condensed financial statements. It is therefore possible that the entries below will not be the amounts actually at the closing date.

           (a) To record the acquisition of USDATA for a purchase price of $11,112 (including acquisition costs of $722) as follows:
               Issuance of 945,807 ordinary shares to USDATA and 139,764 ordinary shares to SCP, the primary shareholder of USDATA in consideration of $2,000 in cash and to accrue for acquisition costs of $722.
           (b) To eliminate USDATA existing capitalized intangible assets.
           (c) To record intangible assets and goodwill related to the acquisition.
           (d) To record the $3,193 allocated to in-process research and development assumed to be written off at the acquisition date.
           (e) To record liabilities to exit activities in USDATA of $2,950.
           (f) To record an adjustment to book value of assumed liability to a third party software supplier in the amount of $400.
           (g) To eliminate shareholders equity of USDATA.
           (h) To eliminate the amortization and impairment of capitalized software development costs of USDATA in 2002.
           (i) To reduce deferred revenue of USDATA based on estimated costs and an appropriate profit margin.
           (j) To amortize intangible assets based on their useful life.


                                     -F 37-

                                  SCHEDULE VIII

                          TECNOMATIX TECHNOLOGIES LTD.

                        VALUATION AND QUALIFYING ACCOUNTS

                                                            YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                       2 0 0 3     2 0 0 2      2 0 0 1
                                                       --------    --------    --------
Allowance for doubtful accounts at beginning of year   $  2,091    $  2,000    $  2,617


Provision                                                 1,833       1,217       1,553

Translation adjustments                                     566        (656)       (304)

Accounts receivable written off                            (418)       (470)     (1,866)
                                                       --------    --------    --------

Allowance for doubtful accounts at end of year         $  4,072    $  2,091    $  2,000
                                                       ========    ========    ========


                                     -F 38-

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Tecnomatix Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Tecnomatix Technologies, Inc. (the Company), an indirect, wholly owned affiliate of Tecnomatix Technologies, Ltd. (TTL), as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' deficit and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As described in notes 1 and 3 to the consolidated financial statements, the Company conducts a significant amount of business with its affiliates and receives support from TTL to fund its operations.

As discussed in note 2(e) to the consolidated financial statements, the Company changed the estimated useful lives of certain capitalized software development costs in 2002.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tecnomatix Technologies, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


January 23, 2004

/s/ KPMG LLP
Detroit, Michigan


                                     -F 39-

                          INDEPENDENT AUDITORS' REPORT

THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
USDATA CORPORATION:

         We have audited the accompanying consolidated balance sheets of USDATA Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. The consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USDATA Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Dallas, Texas

February 3, 2003, except for note 6,
  which is as of March 17, 2003

                                       F1

                      USDATA CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                   DECEMBER 31,    DECEMBER 31,
                                                                                      2002            2001
                                                                                      ----            ----
ASSETS
Current assets:
   Cash and cash equivalents                                                         $    978       $  1,844
   Accounts receivable, net of allowance for doubtful
     accounts of $82 and $279, respectively                                             2,331          2,573
   Other current assets                                                                   582            557
                                                                                     --------       --------
     Total current assets                                                               3,891          4,974
                                                                                     --------       --------
Property and equipment, net                                                               510          1,212
Computer software development costs, net                                                1,093          6,443
Software held for resale, net                                                           1,313            426
Customer relationships                                                                  1,301             --
Other assets                                                                               76             23
                                                                                     --------       --------
     Total assets                                                                    $  8,184       $ 13,078
                                                                                     ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                  $    941       $    694
   Deferred revenue                                                                     1,559          1,248
   Accrued compensation and benefits                                                      698            468
   Notes payable and current portion of long-term debt                                  1,327          1,837
   Other accrued liabilities                                                            1,699            717
   Net liabilities of discontinued operation                                              193            339
                                                                                     --------       --------
     Total current liabilities                                                          6,417          5,303
                                                                                     --------       --------
Other noncurrent liabilities                                                            1,550            985
Long-term debt, less current portion                                                      107            590
                                                                                     --------       --------
     Total liabilities                                                                  8,074          6,878
                                                                                     --------       --------
Commitments and contingencies (Note 14)
Stockholders' equity:

   Series A cumulative convertible preferred stock, $.01 par value; liquidation preference $100 per share; 100,000 shares authorized;
     50,000 shares issued and outstanding in 2002 and 2001                              6,368          5,968
   Series B cumulative convertible preferred stock; $.01 par value;
     liquidation preference $100 per share; 800,000 shares authorized;
     281,800 shares issued and outstanding in 2002 and 265,000 shares
     issued and outstanding in 2001                                                    33,096         29,262
   Series C-1 cumulative convertible preferred stock; $.01 par value;
     liquidation preference $80 per share; 125,000 shares authorized;
     75,000 shares issued and outstanding in 2002 and 53,750 shares
     issued and outstanding in 2001                                                    13,229         10,442
   Series C-2 cumulative convertible preferred stock; $.01 par value;
     liquidation preference $120 per share; 125,000 shares authorized;
     0 shares issued and outstanding in 2002 and 2001                                      --             --
     Common stock, $.01 par value, 40,000,000 shares authorized;
     3,485,624 shares issued in 2002 and 3,264,872 shares issued in 2001                   35             33
   Additional paid-in capital                                                           6,653         12,815
   Deferred stock compensation                                                           (481)            --
   Accumulated deficit                                                                (50,905)       (43,795)
   Treasury stock at cost, 396,292 shares in 2002 and 438,247
     shares in 2001                                                                    (6,787)        (7,522)
   Accumulated other comprehensive loss                                                (1,098)        (1,003)
                                                                                     --------       --------
     Total stockholders' equity                                                           110          6,200
                                                                                     --------       --------
     Total liabilities and stockholders' equity                                      $  8,184       $ 13,078
                                                                                     ========       ========

See accompanying notes to consolidated financial statements.

                                       F2

                       USDATA CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                                -----------------------
                                                          2002          2001           2000
                                                          ----          ----           ----
Revenues:
    Product license                                    $  8,287       $ 11,477       $ 13,019
    Services                                              2,057          2,095          3,015
                                                       --------       --------       --------
Total revenues                                           10,344         13,572         16,034
                                                       --------       --------       --------
Operating expenses:
    Selling and product materials                         8,714          9,088         12,812
    Product development                                   1,468          1,694          6,402
    General and administrative                            3,089          3,222          6,521
    Customer relationships amortization                     118              -              -
    Severance and other restructuring charges               730          1,068          2,518
    Write off of capitalized software                     3,336            391          1,781
                                                       --------       --------       --------
Total operating expenses                                 17,455         15,463         30,034
                                                       --------       --------       --------
Loss from operations                                     (7,111)        (1,891)       (14,000)
Interest expense                                           (119)          (213)          (388)
Other income, net                                            22             37            114
                                                       --------       --------       --------
Loss from continuing operations before
    preferred stock dividends of subsidiary              (7,208)        (2,067)       (14,274)
Preferred stock dividends of subsidiary                       -              -           (642)
                                                       --------       --------       --------
Loss from continuing operations                          (7,208)        (2,067)       (14,916)
Discontinued operations:
    Income (loss) from discontinued operation                98            182        (28,324)
    Loss on disposal of discontinued operation,
      including operating losses of $360 for 2001             -              -         (1,193)
                                                       --------       --------       --------
Net loss                                                 (7,110)        (1,885)       (44,433)
Dividends on preferred stock, preferred stock
   warrant and beneficial conversion                     (4,491)       (10,812)          (401)
                                                       --------       --------       --------
Net loss applicable to common stockholders             $(11,601)      $(12,697)      $(44,834)
                                                       ========       ========       ========
Net loss per common share:
    Basic:
      Loss from continuing operation                   $  (4.02)      $  (4.57)      $  (5.60)
      Income (loss) from discontinued operation            0.03           0.07         (10.79)
                                                       --------       --------       --------
    Net loss per common share - basic                  $  (3.99)      $  (4.50)      $ (16.39)
                                                       ========       ========       ========
    Diluted:
      Loss from continuing operation                   $  (4.02)      $  (4.57)      $  (5.60)
      Income (loss) from discontinued operation            0.03           0.07         (10.79)
                                                       --------       --------       --------
    Net loss per common share - diluted                $  (3.99)      $  (4.50)      $ (16.39)
                                                       ========       ========       ========
    Weighted average shares outstanding: {a}
      Basic                                               2,908          2,820          2,735
      Diluted                                             2,908          2,820          2,735
                                                       ========       ========       ========

{a} As of December 31, 2002, total shares outstanding on an as converted basis was 8,192,000 shares.

See accompanying notes to consolidated financial statements.

                                       F3

                       USDATA CORPORATION AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                             AND COMPREHENSIVE LOSS
                                 (IN THOUSANDS)


                                                                                                       Accumulated        Total
                                                      Additional    Deferred                               Other       Stockholders'
                                  Preferred   Common    Paid-in      Stock       Retained   Treasury   Comprehensive      Equity
                                    Stock      Stock    Capital   Compensation   Earnings     Stock         Loss         (Deficit)
                                  --------    ------  ---------   ------------   --------   --------   -------------  -------------
Balance, at December 31, 1999      $     -       $26    $ 22,082      $(1,278)   $  2,523    $(8,434)     $  (832)       $ 14,087
  Exercise of stock options                                   56                                 330                          386
  Exercise of common stock
    warrants                                       7       2,102                                                            2,109
  Issuance of common stock                                   206                                 259                          465
  Amortization of deferred
    compensation                                                        1,278                                               1,278
  Acquisition of common stock                                116                                (116)                           -
  Preferred stock (Note 9)           5,167                  (164)                                                           5,003
  Preferred stock dividends            401                  (401)                                                               -
  Acceleration of stock
    option vesting                                            25                                                               25
  Comprehensive loss:
     Net loss                                                                     (44,433)                                (44,433)
     Foreign currency
       translation adjustment                                                                                (132)           (132)
                                                                                                                         --------
       Total comprehensive loss                                                                                           (44,565)
                                   -------       ---    --------      -------    --------    -------      -------        --------
Balance, at December 31, 2000        5,568        33      24,022            -     (41,910)    (7,961)        (964)        (21,212)
  Issuance of common stock                                  (382)                                439                           57
  Issuance of common stock
    warrant                                                   87                                                               87
  Issuance of preferred stock        2,150                  (100)                                                           2,050
  Conversion of eMake
    Series A-1 and A-2
      preferred stock into
      Series B preferred
      stock                         27,142                                                                                 27,142
  Preferred stock dividends          2,662                (2,662)                                                               -
  Series C-2 warrant
    beneficial conversion            6,000                (6,000)                                                               -
  Series C-1 beneficial
    conversion                       2,150                (2,150)                                                               -
  Comprehensive loss:
    Net loss                                                                       (1,885)                                 (1,885)
    Foreign currency
      translation adjustment                                                                                  (39)            (39)
                                                                                                                         --------
      Total comprehensive loss                                                                                             (1,924)
                                   -------       ---    --------      -------    --------    -------      -------        --------
Balance, at December 31, 2001       45,672         33     12,815            -     (43,795)    (7,522)      (1,003)          6,200
  Issuance of common stock                                  (712)                                735                           23
  Issuance of common
    stock warrant                                             32                                                               32
  Issuance of preferred stock          850                   (40)                                                             810
  Preferred stock dividends          2,791                (2,791)                                                               -
  Series C-2 warrant beneficial
    conversion                         850                  (850)                                                               -
  Series C-1 beneficial
    conversion                         850                  (850)                                                               -
  Series B issued for
    acquisition                      1,680         2      (1,453)                                                             229
  Deferred stock compensation                                                                                                   -
    related to acqusition                                    502         (502)                                                  -
  Amortization of deferred
    compensation                                                           21                                                  21
  Comprehensive loss:                                                                                                           -
    Net loss                             -                                         (7,110)                                 (7,110)
    Foreign currency
      translation adjustment                                                                                  (95)            (95)
                                                                                                                         --------
      Total comprehensive loss                                                                                             (7,205)
                                   -------       ---    --------      -------    --------    -------      -------        --------
Balance, at December 31, 2002      $52,693       $35    $  6,653      $  (481)   $(50,905)   $(6,787)     $(1,098)       $    110
                                   =======       ===    ========      =======    ========    =======      =======        ========

See accompanying notes to the consolidated financial statements.

                                       F4

                       USDATA CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           YEAR ENDED DECEMBER 31,
                                                                           -----------------------
                                                                        2002           2001           2000
                                                                        ----           ----           ----
Cash flows from operating activities:
Net loss                                                             $ (7,110)      $ (1,885)      $(44,433)
  Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
    (Income) loss from discontinued operations                            (98)          (182)        28,324
    Loss on disposal of discontinued operations                             -              -          1,193
    Furniture and equipment transfer in lease negotiation                 135              -              -
    Depreciation and amortization                                       3,978          3,586          2,527
    Non-cash stock compensation                                            53             87              -
    Write off of capitalized software development costs                 3,336            391          1,781
    Write off of fixed assets                                               -              -             81
    Non-cash interest expense                                               -              -            313
    Preferred stock dividends of subsidiary                                 -              -            642
    Changes in operating assets and liabilities, net of working capital from acquisition:
         Accounts receivable, net                                         804          1,500          2,134
         Other assets, net                                                191            140            (51)
         Accounts payable and other accrued liabilities                  (396)        (1,678)         1,977
         Accrued compensation and benefits                                152           (340)        (1,112)
         Deferred revenue                                                (153)            30           (636)
                                                                     --------       --------       --------
         Net cash provided by (used in) continuing operations             892          1,649         (7,260)
         Net cash used in discontinued operations                         (48)        (1,892)       (16,204)
                                                                     --------       --------       --------
         Net cash provided by (used in) operating activities              844           (243)       (23,464)
                                                                     --------       --------       --------
Cash flows from investing activities:
    Capital expenditures                                                 (579)           (60)        (1,114)
    Capitalized software development costs                               (668)        (1,317)        (4,120)
    Acquisition                                                          (304)             -              -
    Refund of leasehold improvement costs                                   -            209              -
                                                                     --------       --------       --------
         Net cash used in continuing operations                        (1,551)        (1,168)        (5,234)
         Net cash used in discontinued operations                           -              -         (2,783)
                                                                     --------       --------       --------
         Net cash used in investing activities                         (1,551)        (1,168)        (8,017)
                                                                     --------       --------       --------
Cash flows from financing activities:
    Proceeds from stock warrant exercise                                    -              -          2,109
    Proceeds from stock option exercises                                    -              -            386
    Proceeds from issuance of common stock                                 23             57              -
    Proceeds from issuance of preferred stock, net                        810          2,050          6,937
    Proceeds from issuance of demand notes payable                          -              -         26,750
    Payments on demand notes payable                                        -              -         (7,500)
    Borrowing under revolving line of credit                            1,229          1,657            750
    Other borrowings                                                      139            710              -
    Payments on revolving line of credit and debt                      (2,360)        (1,892)          (126)
                                                                     --------       --------       --------
         Net cash provided by (used in) financing activities             (159)         2,582         29,306
                                                                     --------       --------       --------
Net increase (decrease) in cash and cash equivalents                     (866)         1,171         (2,175)
Cash and cash equivalents, beginning of period                          1,844            673          2,848
                                                                     --------       --------       --------
Cash and cash equivalents, end of period                             $    978       $  1,844       $    673
                                                                     ========       ========       ========
Supplemental disclosures of non-cash operating, investing
    and financing activities:
        In conjunction with the acquisition:
            Series B preferred and common stock issued               $    229      $       -      $       -
        Accrued liability related to software held for resale             920              -              -
        Furniture and equipment transfer in lease negotiation             135              -              -
        Conversion of accrued liabilities to long-term
            notes payable                                                   -            232              -
        Conversion of notes payable and accrued interest
            to preferred stock                                              -              -         19,563
        Property and equipment acquired by capital lease                    -              -            645
        Cash paid for interest                                             91            181             75
See Notes 3, 6, and 8 for other non-cash financing activities
                                                                     ========       ========       ========

See accompanying notes to consolidated financial statements

                                       F5

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         USDATA Corporation is an independent, global supplier of industrial automation software tools, applications and consulting services designed to provide businesses with the knowledge and control needed to perfect the products they produce and the processes they manage. During the 1980s, USDATA evolved its software research and engineering to focus on supervisory control and data acquisition. As a result, we developed FactoryLink(R), our main industrial automation software product, which has become one of the manufacturing and process industry's most widely used automation products. FactoryLink(R) was launched in 1986 and to date has shipped more than 79,000 copies to more than 110 countries around the world.

         As manufacturing continued to evolve, so did the need to create new solutions that would assist companies to better manage their production processes. In 1998, USDATA launched Xfactory(R). Building on its expertise on the shop floor, USDATA's Xfactory(R) product is designed to track all aspects of discrete manufacturing production in real time. Xfactory(R) maintains historically accurate records, provides defect tracking, and complete product genealogy. Data gathered and analyzed by this powerful product gives companies the insight needed to improve production performance and meet the changing requirements of customers dynamically, while generating enhanced competitive advantage.

         Our software solutions span a wide range of manufacturing and automation processes, from monitoring equipment to tracking product flow, and are designed to integrate seamlessly with customers' existing manufacturing and business software. This combination of product breadth and ease of integration is intended to provide a total plant solution that defines new levels of manufacturing performance and gives customers a distinct competitive advantage. Our products and services are designed to help customers manage their business in real time, reduce operating costs, shorten cycle times and improve quality in their manufacturing operations. We provide this knowledge through software products and services and deliver it through a community of business partners. We have channel support locations in the United States and Europe and we have a global network of distribution and support partners.

         Our family of software products provides a powerful set of software tools and applications designed for users who are technically competent but who may not be experienced software programmers.

LIQUIDITY

         Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

         At December 31, 2002, we had a working capital deficit of $2.5 million, an accumulated deficit of $50.9 million and have incurred losses from continuing operations in each of the years ended December 31, 2002, 2001 and 2000.

         Based upon anticipated levels of operations, we anticipate that our ongoing working capital requirements will continue to be funded through internally generated funds, our net borrowings from our working capital line of credit and the $1.5 million equity financing we received on January 15, 2003 (See Note 17). We anticipate that such sources of funds will be sufficient to satisfy our operating and debt service cash needs throughout 2003 and for the foreseeable future; however, there can be no assurance that these funds will be sufficient. Our working capital line of credit requires us to maintain compliance with certain financial covenants each quarter. Certain of these covenants require us to maintain increasingly higher amounts of earnings before interest, taxes, depreciation and amortization ("EBITDA") and tangible net worth during 2003. In order to meet such requirements throughout 2003, we will be required to achieve sales levels, which are above those that have currently been attained. There is no assurance we will be able to reach such sales levels and maintain compliance with the financial covenants contained in the working capital line of credit. Based on the conditional financing arrangements of our working capital line of credit, there can be no assurance we will be able to obtain any additional funding on acceptable terms, if at all. In the event of a default under our working capital line of credit and in the event the lending bank does not waive the default, our operations could be materially adversely affected. In that event, we would be required to delay or abandon certain operating activities and capital expenditures, which would further adversely affect our operations.

USE OF ESTIMATES

         Management has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

                                       F6

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of USDATA and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

RECLASSIFICATIONS

         Certain reclassifications have been made to 2001 and 2000 to conform to the presentation in 2002.

CASH EQUIVALENTS

         USDATA considers all highly liquid investments purchased with maturities of three months or less at the time of purchase to be cash equivalents.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at original cost. Maintenance and repairs are charged to expense as incurred, and the costs of additions and major betterments and replacements are capitalized. Depreciation is provided in amounts, which amortize costs over the estimated useful lives of the related assets, generally three to five years, utilizing the straight-line method. Leasehold improvements are amortized over the lesser of the term of the respective leases or estimated useful life of the improvement.

INTANGIBLE ASSETS

         Computer Software Development Costs. Software development costs incurred prior to establishing technological feasibility are charged to operations and included in product development costs. Software development costs incurred after establishing technological feasibility, and purchased software costs, are capitalized and amortized on a product-by-product basis when the product is available for general release to customers. Annual amortization, charged to selling and product materials, is the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or the straight-line method over the remaining estimated economic life of the product. The total computer software development costs capitalized for 2002, 2001 and 2000 were $668 thousand, $1.3 million, and $2.3 million (net of a write-off of $1.8 million), respectively. The total costs amortized and charged to operations for 2002, 2001 and 2000 were $2.7 million, $2.3 million, and $1.1 million, respectively, and is included in selling and product materials expense. Accumulated amortization at December 31, 2002 and 2001 was $5.5 million and $3.3 million, respectively.

         Software Held for Resale. Purchased software or the purchase of underlying source code for a certain software product that is held for resale in the ordinary course of business is capitalized and amortized on a straight-line basis over the estimated economic useful life, generally three to five years. Total costs amortized and charged to operations for all software held for resale were $572 thousand, $398 thousand and $480 thousand for 2002, 2001 and 2000, respectively. Accumulated amortization at December 31, 2002 and 2001 was $1.6 million and $1.0 million, respectively.

         Customer Relationships. The cost of acquired companies is allocated to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. Costs allocated to identifiable intangible assets, other than intangible assets with definite lives, are generally amortized on a straight-line basis over their remaining estimated useful life. Our identifiable intangible asset is comprised of the customer relationships resulting from the 2002 acquisition described in Note 2.

IMPAIRMENT OF LONG-LIVED ASSETS

         The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." Both of these standards require that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the net asset exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                                       F7

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

REVENUE RECOGNITION

         Revenue from the licensing of software products is recognized in accordance with Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"), as amended by SOP 98-9, Modification of SOP 97-2, With Respect to Certain Transactions ("SOP 98-9"), and we generally recognize revenue when all of the following criteria are met as set forth in paragraph 8 of SOP 97-2: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collectibility is probable. Each of the four criteria above is defined as follows:

         Persuasive evidence of an arrangement exists. It is customary practice to have a written contract, which is signed by both the customer and us or, in situations where a contract is not required, a customer purchase order has been received.

         Delivery has occurred. Our software may be either physically or electronically delivered to the customer. Delivery is deemed to have occurred upon the delivery of the electronic code or the shipment of the physical product based on standard contractual committed shipping terms, whereby risk of loss passes to the customer when shipment is picked up by the carrier. If undelivered products or services exist in an arrangement that is essential to the functionality of the delivered product, delivery is not considered to have occurred until these products or services are delivered as described above.

         The fee is fixed or determinable. Our customers generally pay a per-license fee that is based on the number of servers on which the software is installed, the size of the application that they will develop for the software, the options provided for those servers, and the number of client workstations that access the server. Additional license fees are due when the total number of subscribers using our products increases beyond the specified number for which a license was purchased or when additional options are added. License fees are generally due within 30-45 days from product delivery in the United States and within 30 - 90 days from product delivery internationally.

         Collectibility is probable. Collectibility is assessed on a customer-by-customer basis. We typically sell to customers with high credit ratings and solid payment practices. New customers are subjected to a credit review process, in which we evaluate the customers' financial position and ultimately their ability to pay. If it is determined from the outset of an arrangement that collectibility is not probable based upon our credit review process, revenue is recognized as cash payments are received.

         We allocate revenue on software arrangements involving multiple elements to each element based on the relative fair value of each element. Our determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence ("VSOE"). We limit our assessment of VSOE to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to maintenance and support services and professional service components of our license arrangements. We sell our professional services separately, and have established VSOE on this basis. VSOE for maintenance and support services is based on the customer's annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, revenue from licenses is recognized on delivery using the residual method in accordance with SOP 98-9, and revenue from maintenance and support services is recognized ratably over the respective term.

         Professional services generally are not essential to the functionality of the software. Our software products are fully functional upon delivery and implementation and do not require any significant modification or alteration. Customers purchase these professional services to facilitate the adoption of our technology and dedicate personnel to participate in the services being performed, but they may also decide to use their own resources or appoint other professional service organizations to provide these services. Software products are typically billed separately and independently from professional services, which are generally billed either on a time-and-materials or a milestone-achieved basis. We generally recognize revenue from professional services as the services are performed.

SOFTWARE LICENSE AGREEMENT WARRANTIES AND INDEMNIFICATIONS

         We typically provide our customers a warranty on our software products for a period of 90 days. Such warranties are accounted for in accordance with SFAS No. 5, "Accounting for Contingencies." To date, we have not incurred any costs related to warranty obligations. Under the terms of substantially all of our software license agreements, we have agreed to indemnify our customers for all costs and damages arising from claims against such customer based on, among other things, allegations that our software infringes the intellectual property rights of a third party. In most cases, in the event of an infringement claim, we retain the right to (i) procure for the customer the right to continue using the software; (ii) replace or modify the software to eliminate the infringement while providing substantially equivalent functionality; or (iii) if neither (i) nor (ii) can be reasonably achieved, we may terminate the license agreement and refund to the customer the license fee paid to us. Such indemnification provisions are accounted for in accordance with SFAS No. 5. Through December 31, 2002, there have been no claims under such indemnification provisions.

STOCK-BASED COMPENSATION

         We apply the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, in accounting for stock options and other stock based awards under our stock option plan. The difference between the quoted market price as of the date of the grant and the contractual purchase price of shares is charged to operations over the vesting period. No compensation cost has been recognized for fixed stock options with exercise prices equal to the market price of the stock on the dates of grant and shares acquired by employees under the USDATA 1994 Equity Compensation Plan. Pro forma net income and earnings per share disclosures as if we recorded compensation expense based on the fair value for stock-based awards have been presented in accordance with the provisions of SFAS No. 148, Accounting for Stock-Based Compensation-Transition

                                       F8

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

and Disclosure, and are as follows for the years ended December 31, 2002, 2001 and 2000:

(in thousands, except per share data)                                               2002           2001           2000
                                                                                ---------------------------------------
Net loss:
   As reported                                                                  $(11,601)      $(12,697)      $(44,834)
   Stock-based employee compensation cost included in reported net income,
      net of related tax effects                                                      --             --             --
   Total stock-based employee compensation expense determined under fair
      value-based method for all awards, net of related tax effects                 (505)          (140)        (1,156)
                                                                                --------       --------       --------
Proforma                                                                        $(12,106)      $(12,837)      $(45,990)
                                                                                ========       ========       ========
Basic and diluted net loss per common share
   As reported                                                                  $  (3.99)      $  (4.50)      $ (16.39)
   Pro forma                                                                       (4.16)         (4.55)      $ (16.82)
                                                                                ========       ========       ========


         The weighted-average fair value of options granted was $1.64, $3.09 and $53.95 for 2002, 2001, and 2000, respectively. The fair value of each option is estimated at the date of grant using a modified Black-Scholes option pricing model, with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: dividend yields of 0% for all three years; expected volatility of 150%, 100% and 121%; risk-free interest rate of 2.9% to 4.7%, 4.7% to 6.0%, and
5.0% to 6.3%; and expected lives of 5 years.

ACCOUNTING CHANGES

         In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used and establishes new standards for the recognition of certain identifiable intangible assets, separate from goodwill for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values. We adopted the provisions of SFAS No. 141 effective July 1, 2001 and fully adopted SFAS No. 142 effective January 1, 2002. The acquisition discussed in Note 2 was accounted for in accordance with both SFAS No. 141 and SFAS No. 142.

INCOME TAXES

         Income taxes are accounted for under the asset and liability method. This method results in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

FINANCIAL INSTRUMENTS

         The carrying values of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The carrying value of our bank note payable and revolving line of credit at December 31, 2002 and 2001 approximates fair value as these notes payable bear interest at market rates.

NET LOSS PER SHARE OF COMMON STOCK

         Net loss per share of common stock is presented in accordance with the provisions of SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, basic loss per share excludes dilution for potentially dilutive securities and is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings
(loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted earnings (loss) per share when their inclusion would be antidilutive to the results of continuing operations.

         Options to purchase 437,000; 294,000; and 301,000 shares of common stock for 2002, 2001 and 2000, respectively, were not included in the computation of diluted earnings per share as their impact would be antidilutive. In addition, the following common stock equivalents were not included in the computation of diluted earnings per share for 2002 due to their impact being antidilutive: (1) warrants to purchase 1,712,500, 50,000 and 243,902 shares of common stock; and (2) 2,907,566 equivalent common shares that would be issued upon the conversion of our issued and outstanding


                                       F9

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Series A Preferred, Series B Preferred, and Series C-1 Preferred.

FOREIGN CURRENCY TRANSLATION

         The balance sheets of our foreign subsidiaries are translated using year-end exchange rates and we translate our statement of operations amounts using the average exchange rates in effect during the year. The gains and losses resulting from the change in exchange rates from year to year have been reported separately as a component of accumulated other comprehensive loss in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in the statements of operations and such amounts have not been significant.

CONCENTRATION OF CREDIT RISK

         We license software and provide services to established companies. We perform credit evaluations of our customers and generally do not require collateral. We maintain reserves for estimated credit losses. At December 31, 2002, we had one customer with an outstanding accounts receivable balance of approximately $0.5 million. This customer represented approximately 28% of our revenues for 2002. At December 31, 2001, we had two customers with outstanding accounts receivable balances of approximately $0.6 million and $0.3 million, respectively. These customers represented approximately 21% and 7%, respectively, of our revenues for 2001.

2.       ACQUISITION

         On October 1, 2002, USDATA acquired all the issued and outstanding stock of Wizard Information Systems, Ltd ("Wizard"), pursuant to the terms of an Agreement for the Purchase of Wizard Information Systems Limited ("Acquisition Agreement"), dated October 1, 2002 ("Completion Date"), by and among USDATA and John Adrian Wise and David John Moody (each a "Seller" and together the "Sellers"). We acquired Wizard primarily to secure direct access to end-users. Wizard is a privately held company located in the United Kingdom and is one of USDATA's largest European distributors. Wizard is an independent automation solutions provider founded in 1995 and has offices in the United Kingdom, France and the Netherlands.

         In connection with the acquisition, USDATA paid consideration of $140,000 in cash, 220,752 unregistered shares of USDATA common stock, and 16,800 shares of USDATA Series B Preferred, each of which is convertible into 3.28 shares of USDATA common stock. The Series B Preferred and common stock was valued at an aggregate fair market value of $229 thousand. We also incurred $164 thousand in acquisition costs. In addition, the Sellers are entitled to receive additional consideration in the aggregate; (i) a maximum of 257,544 shares of unregistered USDATA common stock and 19,600 shares of Series B Preferred ("Performance Shares") contingent upon Wizard achieving a certain target gross revenue level by March 31, 2003, and (ii) a maximum of 257,544 shares of USDATA common stock and 19,600 shares of Series B Preferred ("Retention Shares") contingent upon continued employment with Wizard for three years, under the terms and conditions of an Executive Service Agreement entered into by and among Wizard and the Sellers. The Performance Shares and Retention Shares, if earned, shall be granted in equal installments on each of the first three anniversaries of the Completion Date; and, to the extent not yet granted, shall be forfeited in the event that the Seller's employment with USDATA terminates as set forth in the Acquisition Agreement. The Performance Shares and Retention Shares, if earned, will be recognized as non-cash compensation expense in our statement of operations. We recorded $21 thousand in non-cash stock compensation in connection with the earned portion of the Retention Shares during the year ended December 31, 2002.

         The acquisition has been accounted for under the purchase method of accounting in accordance with SFAS No. 141. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. The purchase price allocations are subject to adjustment resulting from the finalization of those estimated fair values. The excess purchase price over the estimated fair value of net tangible assets of $1.4 million has been allocated to customer relationships and is being amortized on a straight-line basis over its remaining estimated useful life of 3 years. We recorded $118 thousand in amortization expense for the three months and year ended December 31, 2002. The results of the acquired business have been included in the consolidated financial statements since the date of acquisition of October 1, 2002. A summary of the total purchase price and purchase price allocation of the acquisition is as follows:

                                      F10

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


(in thousands)
Accounts receivable, net       $   543
Customer relationships           1,419
Other assets, net                  234
Accounts payable                  (547)
Deferred revenue                  (464)
Other accrued liabilities         (652)
                               -------
   Total purchase price        $   533
                               =======


         Unaudited pro forma operating results as though the acquisition had occurred on January 1, 2001, with adjustments primarily to give effect to amortization of customer relationships, is as follows:

                                               Year Ended December 31,
                                               -----------------------
(in thousands, except per share data)            2002           2001
                                               ---------      --------
                                                     (unaudited)
Revenues                                       $ 11,776       $ 15,822
Loss from operations                             (8,140)        (2,663)
Net loss applicable to common stock             (12,631)       (13,470)
Net loss per share:
   Basic and diluted                           $  (4.34)      $  (4.78)
                                               ========       ========

3.       DISCONTINUED OPERATION

         In February 2001, management of USDATA determined that the market adoption rate of the technology around our eMake subsidiary was not progressing in a manner to support the resources needed to continue eMake's newly developed operating plan. As a result, our Board of Directors approved a plan on February 26, 2001 to terminate the operations of eMake as of March 31, 2001 as part of a strategy to commit our resources to our core business. At December 31, 2000, we recorded an estimated loss on disposal of $1.2 million, including operating losses of $360 thousand expected to be incurred through the disposal date of March 31, 2001. eMake is reported as a discontinued operation, and the consolidated financial statements have been reclassified to segregate the net assets and operating results of the business. Summarized financial data of the discontinued operation are as follows:

(in thousands)                                                   2002           2001           2000
                                                               --------       --------       --------
Financial position:
Net liabilities of discontinued operation (a)                  $   (193)      $   (339)      $ (2,413)
                                                               ========       ========       ========

Discontinued operation:
   Revenues                                                    $     --       $     --       $  1,075
                                                               --------       --------       --------
   Operating (income) expense before severance and
      other restructuring and acquisition related charges            --             --         18,087
   Amortization of intangible assets  (b)                            --             --          1,078
   Non-cash stock compensation  (b)                                  --             --          1,278
   Severance and other restructuring charges  (a) (c)               (98)          (182)         1,861
   Asset impairment charge  (d)                                      --             --          7,095
                                                               --------       --------       --------
   Income (loss) from discontinued operation                   $     98       $    182       $(28,324)
                                                               ========       ========       ========

(a) In December 2002, we reversed $98 thousand in estimated legal fees that were accrued as a result of terminating the operations of eMake. The balance at December 31, 2002 represents $119 thousand in accounts payable and $74 thousand in other accrued liabilities.

(b)      Acquisition

         On August 6, 1999, we completed the acquisition of substantially all of the assets and certain liabilities of Smart Shop Software, Inc. ("Smart Shop") for $6.4 million in cash, plus transaction costs of $0.2 million. The eMake segment

                                      F11

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

operations were built around the Smart Shop operations and assets acquired. This acquisition was accounted for under the purchase method of accounting. The excess purchase price over the estimated fair value of net tangible assets was allocated to various intangible assets, consisting of developed technology of $1.8 million, assembled work force of $251 thousand and goodwill of $5.2 million, all of which were being amortized to expense on a straight-line basis over 5 years. We recorded $1.1 million to expense for the period ended December 31, 2000.

         In connection with the acquisition, we issued 500,000 shares of USDATA common stock to certain former shareholders of Smart Shop who became employees of eMake. The shares of common stock were held in escrow as collateral for performance under the purchase agreement to be released from escrow to the shareholders in six tranches, each six months following the closing date of August 6, 1999. As a result, we recorded deferred stock compensation of $1.9 million to stockholders' equity in 1999. The deferred stock compensation was recognized as compensation expense over 36 months, as the restrictions lapsed. Due to the restructuring plan described in (b) below, the remaining shares were released from escrow and we accelerated the amortization of the compensation charge in full and recorded a non-cash stock compensation charge of $1.3 million for the period ended December 31, 2000.

(c)      Severance and Other Restructuring Charges

         During the year 2000, we implemented a restructuring plan designed to reduce our cost structure by reducing our workforce and other operating expenses. We recorded a one-time charge for eMake of $1.9 million primarily consisting of employee severance and other employee-related costs of $1.2 million. Other charges included in the $1.9 million are early lease termination and facility shutdown costs of $112 thousand, write-downs of redundant property and equipment of $308 thousand, lease costs associated with vacated office space of $242 thousand and $10 thousand for legal and other related costs.

         Severance costs were determined based upon employees' years of service as well as level within the organization. The reduction in workforce included approximately 93 employees, or approximately 67%, and affected all functions of eMake. Of the total amount charged to expense for the year ended December 31, 2000, approximately $603 thousand was paid during 2000 and the remaining $549 thousand was paid during 2001. All affected employees were terminated as of December 31, 2000.

         Of the total lease termination and facility shutdown costs charged to expense for the year 2000 of $354 thousand, $54 thousand were paid by December 31, 2000 and $168 thousand were paid by December 31, 2001. We settled the remaining $132 thousand accrual related to lease costs associated with vacated office space and reversed this accrual in 2001. The reversal is included in income from discontinued operations in the consolidated statement of operations, in addition to $50 thousand received related to a royalty agreement with eMake and one of its competitors, for the year ended December 31, 2001. $10 thousand was paid related to legal and other costs through December 31, 2000.

         At December 31, 2001, $14 thousand other employee-related costs remained in accrued liabilities, which was paid in 2002. As of December 31, 2002, no employee-related costs were outstanding.

 (d)     Asset Impairment Charge

         As a result of our restructuring plan described in Note 8, we re-evaluated eMake's business model during the fourth quarter of 2000. A revised operating plan was developed to restructure and stabilize the business. Based on the forecasted undiscounted cash flows from the revised operating plan, it was determined that certain intangible assets of eMake were impaired and we recorded an asset impairment charge of $7.1 million. The amount of the impairment was measured based upon projected discounted future cash flows from the revised operating plan. The asset impairment charge includes a write-off of goodwill and intangible assets of $4.0 million, net and $1.5 million, net, respectively. Also included in the impairment charge were capitalized website development costs and capitalized software costs of $1.2 million, net and $365 thousand, net, respectively. The acquired intangible assets were written off in 2000.

                                      F12

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.       PROPERTY AND EQUIPMENT

         The components of property and equipment at December 31, 2002 and 2001 were as follows:

   (in thousands)                  2002           2001
------------------------------------------------------
Equipment                        $ 2,096       $ 2,083
Purchased software                 1,315         1,301
Furniture and fixtures               381           381
Leasehold improvements                84            83
Vehicles                              --            --
Assets under capital leases          305           605
                                 -------       -------
                                   4,181         4,453
 Accumulated depreciation
    and amortization              (3,671)       (3,241)
                                 -------       -------

Net property and equipment       $   510       $ 1,212
                                 =======       =======

5.     INTANGIBLE ASSETS

       Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values. The following is a summary of intangible assets at December 31, 2002 and 2001:


                                                               2002                                       2001
                                                --------------------------------------     --------------------------------------
                                                  Gross                                      Gross
                                                 Carrying    Accumulated                    Carrying     Accumulated
(in thousands)                                     Amount    Amortization     Total          Amount      Amortization     Total
                                                ----------    ----------    ----------     ----------    ----------    ----------
Definite Useful Lives
     Computer software development costs        $    6,557    $    5,464    $    1,093     $    9,721     $    3,278    $    6,443
     Software held for resale                        2,896         1,583         1,313          1,436          1,010           426
     Customer relationships                          1,419           118         1,301             --             --            --
                                                ----------    ----------    ----------     ----------     ----------    ----------
Total                                           $   10,872    $    7,165    $    3,707     $   11,157     $    4,288    $    6,869
                                                ==========    ==========    ==========     ==========     ==========    ==========

         Amortization expense related to intangible assets was $3.4 million, $2.7 million and $1.6 million for the years ended December 31, 2002, 2001, and 2000, respectively. Estimated amortization expense related to intangible assets subject to amortization at December 31, 2002 for each of the years in the five year period ending December 31, 2007 and thereafter is: 2003 - $2.230 million; 2004 - $960 thousand; 2005 - $517 thousand; 2006 - $0; 2007 - $0 and thereafter
- $0.

         On March 20, 2002 (the "Effective Date"), we entered into a source code license agreement with the developer of the client graphics used within our FactoryLink(R) software product. We have a nonexclusive right to reproduce, modify and incorporate the licensed software into other computer software. In addition, the licensed software shall be marketed, distributed and sublicensed under one or more of our and/or third party's trademarks, trade names or service marks. The purchase price of the licensed software was $900,000 payable over three years as follows: (a) $200,000 within 10 business days of the Effective Date; (b) $200,000 six months after the Effective Date; (c) $250,000 on April 30, 2003; and (d) $250,000 on March 20, 2004. As of December 31, 2002, $250,000
of the remaining amount due is included in other accrued liabilities with the balance of $250,000 included in other non-current liabilities. We capitalized the original purchase price of $900,000 of the licensed software as software held for resale and it is being amortized on the straight-line method over the estimated economic life of three years.

         On July 9, 2002, we acquired the rights to certain source code related to value added products that are currently bundled into our FactoryLink(R) software product for $560,000. Under the license agreement we were granted a worldwide, non-exclusive, perpetual, irrevocable, assignable and transferable license to use the source code, design documentation, user documentation, setups and related materials. The $560,000 is payable over three years in annual payments of $140,000 beginning in 2002. The first payment was made on July 9, 2002 upon receipt of the source code. Each additional payment is due on each of the first, second and third anniversary of the effective date, June 30, 2002. As of December 31, 2002, $140,000 of the remaining amount due is included in other accrued liabilities with the balance of $280,000 included in other non-current liabilities. We capitalized the original purchase price of $560,000 as software held for resale and it is being amortized on the straight-line method over the estimated economic life of three years.

         The $1.4 million excess purchase price over the estimated fair value of net tangible assets of the acquired business described in Note 2 has been allocated to customer relationships and is being amortized on a straight-line basis over its remaining estimated useful life of 3 years. We recorded $118 thousand in amortization expense for the three months and year ended December 31, 2002.

                                      F13

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Due to lower than expected future revenue from the S2K software product and due to our decision to re-direct our sales and development efforts to our core software products, FactoryLink(R) and Xfactory(R), we determined that the carrying amount of the capitalized software development costs for S2K may not be recoverable. We compared the carrying amount of the capitalized software developments costs for S2K to future net cash flows expected to be generated by the asset and determined that the asset was impaired. As a result, we wrote off the entire carrying value of $3.3 million to expense in December 2002.

         As a result of strategy changes from two of our suppliers, we determined that the carrying amount of capitalized software development costs related to two of our software products were not recoverable and as a result deemed to be impaired during the third quarter of 2001. We wrote off $355 thousand related to our Analyzer software product and $36 thousand related to our Connector software product, totaling $391 thousand.

         In 2000, we wrote off $1.8 million of capitalized software costs due to impairment of certain software products.

6.       DEBT

         Our borrowings at December 31, 2002 and 2001 consisted of:


(in thousands)                             2002          2001
                                         ------        ------
Revolving line of credit                 $  663        $1,145
Bank promissory note                         79           143
Non-interest bearing note payable            74           174
Capital leases                              169           414
Note payable                                449           468
Financed insurance                           --            83
                                         ------        ------
   Total debt                             1,434         2,427
Less current portion                      1,327         1,837
                                         ------        ------
                                         $  107        $  590
                                         ======        ======



         A wholly-owned subsidiary of USDATA, United States Data Corporation, our operating entity, maintains a revolving credit facility with JPMorgan Chase Bank (the "Lending Bank") to provide us with working capital assistance relating to timing of our cash flow (the "Credit Facility"). The Credit Facility originated on January 15, 2001 and on January 15, 2002, it was amended to extend the Credit Facility to January 31, 2003 and increase the commitment fee from 1.0% to 1.5% per annum on the total commitment of up to $3.0 million. Effective January 31, 2003, we renewed the Credit Facility through January 31, 2004, increased the interest rate to the prime rate plus 3.0% and increased the commitment fee from 1.5% to 2.0% per annum on the total commitment of up to $3.0 million. At December 31, 2002 and 2001, the interest rate was 5.75% and 6.25%, respectively. The Credit Facility is collateralized by certain of our foreign accounts receivable, and is guaranteed by USDATA and Export-Import Bank of the United States ("EXIM Bank"). EXIM Bank guarantees 90% of the principal and interest. At December 31, 2002 and 2001, $663 thousand and $1.1 million, respectively, was drawn under the Credit Facility and is included in current liabilities. Based on the qualifying borrowing base arrangement, total remaining availability at December 31, 2002 and 2001 was $97 thousand and $309 thousand, respectively. Due to the nature of the qualifying borrowing base arrangement, our borrowing capability varies each month depending on billings and cash collections.

         We were not in compliance with the tangible net worth debt covenant for the months ended March 31, April 30, and May 31, 2002. In addition, we did not comply with the EBITDA debt covenant for the quarter ended March 31, 2002. On April 15, 2002 and July 12, 2002, we received two separate waivers from the Lending Bank waiving these defaults under the Credit Facility. In connection with the April 15, 2002 waiver, the interest rate under the Credit Facility was increased by 75 basis points to the prime rate plus 2.25% per annum. On July 12, 2002, the Lending Bank amended both debt covenants going forward beginning in June 2002 to be consistent with our most recent operating plan. We complied with both debt covenants as of June 30, 2002, but due to lower than expected revenue for the third quarter of 2002 and an unexpected asset impairment charge in the fourth quarter of 2002, we failed to comply with the EBITDA debt covenant for both quarters and the tangible net worth debt covenant for the fourth quarter. On October 24, 2002 and at renewal on January 31, 2003, we received waivers from the Lending Bank waiving these defaults under the Credit Facility. The EBITDA and tangible net worth covenants for the three months ended December 31, 2002 was $900 thousand and ($2.3) million, respectively. Actual EBITDA and tangible net worth for this period was ($3.0) million and ($3.6) million. The debt covenant defaults are attributed to lower than anticipated fourth quarter revenues and for EBITDA the $3.3 million write down of impaired assets described in Note 5. The EBITDA and tangible net worth covenants to be met for the first, second, third and fourth quarters

                                      F14

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

of 2003, respectively, are as follows: (a) EBITDA - ($564) thousand, ($50) thousand, ($25) thousand and $1.3 million; and (b) tangible net worth - ($3.4) million, ($3.7) million, ($3.9) million and ($2.5) million.

         In conjunction with the Smart Shop acquisition, we, through our wholly owned subsidiary, assumed a promissory note with a bank in the amount of $297 thousand of which $79 thousand and $143 thousand was outstanding at December 31, 2002 and 2001, respectively. The note agreement requires monthly installments of $7 thousand including interest at the bank prime rate plus 1.5%, or 5.75% at December 31, 2002 and 6.25% for the same period in 2000. The note is collateralized by all accounts receivable, inventory, general intangibles, equipment and fixtures of the wholly-owned subsidiary. The promissory note is guaranteed by USDATA and the final payment of the outstanding balance is due in August 2003. Interest paid in 2002, 2001 and 2000 totaled $4 thousand, $17 thousand and $24 thousand, respectively.

         Also, in connection with the 1999 acquisition of Smart Shop, we assumed a $174 thousand noninterest-bearing note payable to a former Smart Shop shareholder. The note was due in its entirety on August 5, 2002. As of December 31, 2002, $74 thousand was outstanding on the loan. The final payment was made on January 17, 2003 settling the debt in full.

         In December 2000, we entered into a development and commercialization agreement with an OEM and one of our customers. On May 11, 2001, the agreement was amended to include a loan agreement ("Loan") between a wholly-owned subsidiary of USDATA and the OEM in connection with a co-coordinated development program to co-develop what was to be the next major release of our software product FactoryLink(R), or S2K. During 2001, the OEM advanced to USDATA $467,500 in three separate advances. The Loan bears interest at 10.5% per annum and is repayable in eight equal quarterly installments of principal and interest with the first installment due on April 15, 2002. As of December 31, 2002 and December 31, 2001, $446 thousand and $468 thousand was outstanding on the Loan with the entire balance being included in current liabilities for 2002 and $172 thousand included in current liabilities for 2001. We have not paid the quarterly loan payments due for the third and fourth quarters of 2002 or the first quarter of 2003, totaling $212 thousand. In October 2002, we contacted the OEM and requested delaying the loan payments, as a result of their significantly lower than forecasted purchases from USDATA. A key provision of the development and commercialization agreement was that our software products were to be a preferred solution of the OEM and that they were to actively promote and sell our software products. On March 17, 2003, we entered into an amendment to the development and commercialization agreement, whereby USDATA granted to the OEM a license to the S2K source code as it existed on that date and the OEM forgave the $446 thousand outstanding balance of the Loan. USDATA retains the intellectual property rights to the existing S2K software product. In addition, we have an obligation to provide 192 hours of support over the next twelve months.

         In November 2001, we renewed our Directors and Officers Liability insurance. We financed the $125 thousand premium under a premium finance agreement, which bears interest at 5.74% per annum. Monthly installments of $12 thousand were payable during 2001 and $83 thousand was outstanding at December 31, 2001. These amounts were paid in 2002. No such amounts were outstanding at December 31, 2002

7.       INCOME TAXES

         Loss from continuing operations before dividends on preferred stock, preferred stock warrant and beneficial conversion was ($7.2) million, ($2.1) million and ($14.3) million for the years ended December 31, 2002, 2001 and 2000, respectively. The benefit (provision) for income taxes differed from the amounts computed by applying the United States Federal statutory income tax rate of 34% to income (loss) before taxes as a result of the following for the years ended December 31, 2002, 2001 and 2000:



(in thousands)                              2002             2001             2000
                                          --------         --------         --------
Expected tax benefit                      $  2,417         $    703         $  5,071
State taxes, net of federal impact            (373)              --               --
Change in valuation allowance               (2,038)            (246)         (15,323)
Change in prior year estimate                   --             (377)              --
Discontinued operations                         --              (62)          10,036
Other                                           (6)             (18)             216
                                          --------         --------         --------
Income tax (provision) benefit            $     --         $     --          $    --
                                          ========         ========         ========

                                      F15

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The components of deferred taxes at December 31, 2002 and 2001 were as follows:

(in thousands)                                 2002             2001
                                             --------         --------
   Deferred tax assets:
      Net operating loss                     $ 21,940         $ 15,835
      Impairment and restructuring                525            4,024
      Allowance for doubtful accounts              36              104
      Accrued benefits                             40               74
      Credits                                   1,075            1,075
      Intangible assets                         1,187              155
      Compensation                                247              247
      Other                                       272              666
      Valuation allowance                     (20,152)         (18,114)
                                             --------         --------
                                             $  5,170         $  4,066
                                             ========         ========
   Deferred tax liabilities:
      Depreciation                                616              851
      Capitalized software                      4,025            2,920
      Other                                       529              295
                                             --------         --------
                                             $  5,170         $  4,066
                                             ========         ========

         At December 31, 2002, we had net operating loss carryforwards of approximately $64.4 million, which will expire beginning in 2018.

         In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon these considerations, we have fully reserved all deferred tax assets to the extent such assets exceed deferred tax liabilities.

         We believe as a result of common stock issuances in 2001 and 2002, we have undergone an ownership change within the meaning of Section 382 of the Internal Revenue Code ("IRC"). As a result, our ability to utilize our operating loss carryforwards incurred prior to the ownership changes are limited on an annual basis to the amount equal to the value of USDATA, as defined by the IRC, as of the date of change in ownership, multiplied by the long-term exempt bond rate.

         No taxes have been provided on undistributed earnings of foreign subsidiaries, as they are considered permanently reinvested.

8.       SEVERANCE AND OTHER RESTRUCTURING CHARGES

         During the fourth quarter of 2000, we implemented a restructuring plan designed to reduce our cost structure by reducing our workforce and other operating expenses. We recorded a charge of $2.5 million primarily consisting of employee severance and other employee-related costs of $1.1 million. This charge excludes the restructuring associated with eMake. See Note 3 for discussion on eMake. Severance costs were determined based upon employees' years of service as well as level within the organization. The reduction in workforce included approximately 56 employees, or approximately 41% of the workforce, and affected all functions within our organization. All affected employees were terminated as of December 31, 2000. Other charges included in the $2.5 million are early lease termination and facility shutdown costs of $200 thousand, write-downs of redundant property, plant and equipment of $81 thousand, lease costs associated with vacated office space of $1.0 million and $91 thousand for legal and other related costs. These charges provide for future streamlining of operations related to cost reduction initiatives. Of the total amount expensed in 2000, approximately $827 thousand was paid during the year ended December 31, 2000 and approximately $1.5 million was paid during the year ended December 31, 2001. The remaining $76 thousand was paid during 2002.

         The continuing deterioration of the real estate market affected our ability to sublease approximately 44,400 square feet of excess office space at our headquarter facilities. As a result, we accrued an additional $1.1 million in restructuring charges related to lease costs associated with vacated office space in the third quarter of 2001, representing an estimated one full year of lease costs associated with the excess office space. In October 2001, we initiated negotiations with Crescent Real Estate Funding VIII, L.P. (the "Landlord") whereby the Landlord would remove the 44,400 square feet of excess office space under the facility lease. On March 19, 2002, we entered into a Fourth Amendment to the Office Lease Agreement (the

                                      F16

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

"Fourth Amendment") with the Landlord to reduce our lease payment commitment obligations and our excess leased office space. Pursuant to the Fourth Amendment, the Landlord reacquired approximately 44,400 rentable square feet, reducing our headquarters' space to 34,982 rentable square feet ("Existing Premises"). We sublease approximately 14,802 square feet of the Existing Premises. The Fourth Amendment extended the lease term four months to December 31, 2010, and increased the base rental rate per square foot on the Existing Premises by $1.00 each year beginning in 2003 and ending in 2005. In year 2006, the base rental rate per square foot increases by $1.75 from year 2005 and remains constant through year 2010. In addition, we owed $444 thousand at March 31, 2002 to the Landlord representing rents due on the excess leased space for five months. The Landlord agreed to waive any claim to such amount owed contingent upon timely payment of all rent to be paid on the Existing Premises. The $444 thousand will be reduced by $51 thousand per year over the remaining term of the lease. We also transferred to the Landlord our right, title and interest in excess office furniture, with a carrying value of approximately $135 thousand. In connection with the Fourth Amendment, we issued a Warrant, dated March 19, 2002, to the Landlord for the purchase of up to 243,902 shares of our common stock at an exercise price per share of $2.05, the closing market price on the date of the Warrant. The Warrant is exercisable by the Landlord, in whole or in part, at any time commencing on March 19, 2002 and ending on March 18, 2007. In addition, under the Fourth Amendment, we released certain rights, such as our right to terminate the Lease in 2005, certain preferential rights to lease additional space and the right to extend the Lease. By implementing the provisions of the Fourth Amendment, we realized a cash savings of approximately $1.0 million in lease costs during 2002. In connection with the Fourth Amendment we recorded a $356 thousand restructuring charge for the consultant who assisted us in the negotiations. At December 31, 2002, $67 thousand of the remaining accrual was included in other current liabilities and $119 thousand was included in other non-current liabilities.

         We compute rent expense to be recognized under the Lease, as amended, considering the increasing rent over the rent term and all amounts previously accrued for as rent expense, including the $1.1 million recorded in the third quarter of 2001 for unoccupied excess lease space, $135 thousand for the excess office furniture transferred to the Landlord and $383 thousand for the value of the Warrant issued on March 19, 2002. The remaining accrual will be amortized over the remaining lease term as an offset to rent expense, and the carrying value of the excess office furniture and value of the Warrant will be amortized as an increase to rent expense. At December 31, 2002, $129 thousand of the remaining accrual was included in other current liabilities and $901 thousand was included in other non-current liabilities.

         For the nine months ended September 30, 2002, revenues declined by 31% when compared to the same period in 2001 and declined by 25% when compared to the second quarter of 2002. As a result, in November 2002 we implemented a 23% reduction in our workforce in an effort to streamline and reduce our overhead costs. The reductions included approximately 17 employees and were primarily from general and administrative, quality assurance, and documentation. The quality assurance functions will be outsourced at a lower cost. A portion of the cost savings from the general and administrative reductions will be offset by newly established sales positions and sales and marketing programs. All affected employees were terminated as of December 31, 2002. We recorded $374 thousand in severance and other employee related costs associated with this reduction and related to the resignation of our former president and chief executive officer in October of 2002. Our board of directors appointed an interim president and chief executive officer to serve in this capacity for a considerable amount of time and who is with a turnaround management firm. As of December 31, 2002, $280 thousand was outstanding and is included in accrued compensation and benefits on the balance sheet. The severance costs were determined based upon employees' years of service as well as level within the organization.

9.       STOCKHOLDERS' EQUITY AND CONVERTIBLE PREFERRED STOCK

STOCK SPLIT

         On July 10, 2001, our board of directors approved and recommended that the stockholders approve an amendment to our Certificate of Incorporation to affect a one-for-five reverse stock split (the "Reverse Split") of our issued and outstanding common stock (the "Existing Common"). On July 10, 2001, the holders of a majority of the outstanding shares of Existing Common approved the amendment by written consent. Approval by the board of directors and by the holders of a majority of the outstanding shares of common stock is required under Delaware law to effect the amendment. The amendment became effective upon the filing of the amendment to our Certificate of Incorporation with the Delaware Secretary of State on August 20, 2001. The Reverse Split became effective August 21, 2001 the ("Effective Date").

         Pursuant to the terms of the Reverse Split, each five shares of Existing Common outstanding immediately prior to the Effective Date was reclassified as, and exchanged for, one share of newly issued common stock, par value $0.01 per share ("New Common"). No fractional shares of New Common were issued. If the conversion resulted in a fraction of a share, then we rounded up such fraction of a share and the holder received a whole share for such fraction. The per share amounts reported herein have been adjusted to give effect to the Reverse Split for all periods presented.

PREFERRED STOCK

                                      F17

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The board of directors is authorized, subject to certain limitations and without stockholder approval, to issue up to 2.2 million shares of preferred stock in one or more series and to fix the rights and preferences of each series. In 1999, the board of directors designated 100,000 shares of authorized preferred stock as Series A Preferred, of which 50,000 shares were issued and outstanding at December 31, 2002 and 2001. In September 2000, we executed an amendment to the Certificate of Designation for our Preferred Stock which changed the terms of the Series A Preferred and designated 800,000 shares of authorized preferred stock as Series B Preferred, of which 281,800 shares and 265,000 shares were issued and outstanding at December 31, 2002 and 2001, respectively. The amended terms included that neither the Series A Preferred nor Series B Preferred are redeemable and that the cumulative dividends are no longer interest bearing. In March 2001, we executed a Certificate of Designation for Series C-1 Preferred and Series C-2 Preferred which designated 125,000 shares of authorized preferred stock as Series C-1 Preferred and designated 125,000 shares of authorized but unissued preferred stock as Series C-2 Preferred. As of December 31, 2002 and 2001, 75,000 and 53,750 shares, respectively, of Series C-1 Preferred were issued and outstanding.

SERIES A CONVERTIBLE PREFERRED STOCK

         On August 6, 1999, we issued through a private placement 50,000 shares of our Series A Preferred for $5.0 million to a wholly-owned subsidiary of Safeguard, which was one of our primary stockholders. The Series A Preferred has a par value of $0.01 per share and a liquidation preference of $100 per share, plus cumulative dividends. Dividends on the Series A Preferred are cumulative and payable in additional shares of Series A Preferred or in cash at a rate of $8.00 per share per annum and in preference to any dividends on our common stock. The preferred stock is convertible at any time into shares of our common stock at a conversion rate of $23.25 per share of common stock. The preferred stock is also convertible into shares of common stock of any majority owned subsidiary of USDATA through the earliest of the following events: (a) June 1, 2006; (b) the commencement of the liquidation or winding up of the business of eMake; (c) the sale of all or substantially all of the assets and properties of eMake; (d) a merger, consolidation or other similar transaction involving eMake in which eMake is not the surviving entity or eMake is the surviving entity but after which the holders of the outstanding voting securities of eMake before the transaction hold less than 50% of eMake's outstanding voting securities after the transaction; (e) the sale by eMake of its securities in a public offering; or (f) a decrease in the ownership percentage of USDATA's voting securities of eMake to the extent that eMake would cease to be a consolidated subsidiary of USDATA. The Series A Preferred was mandatorily redeemable according to the original terms, however in September 2000, the Series A designation was amended to remove the mandatory redemption provision. At December 31, 2002 and 2001, the aggregate liquidation preference was $6.4 million and $6.0 million, including cumulative dividends of $1.4 million and $968 thousand, respectively. The holders of the Series A Preferred are subordinated to the holders of the Series B Preferred and Series C-1 and C-2 Preferred. Dividends of $400 thousand, $400 thousand and $401 thousand have been recorded for the years ended December 31, 2002, 2001 and 2000, respectively.

SERIES A-1 AND A-2 REDEEMABLE CONVERTIBLE PREFERRED STOCK OF EMAKE

         On August 7, 2000, USDATA and eMake executed a Securities Purchase Agreement to provide $26.5 million in financing in the form of eMake preferred stock. The transaction was approved by our stockholders on September 11, 2000 and the transaction was completed on September 12, 2000.

         On September 12, 2000, SCP and Safeguard each purchased through a private placement 5,300,000 shares, for a total of 10,600,000 shares, of eMake Series A-1 Preferred and Series A-2 Preferred and warrants to purchase up to an additional 5,300,000 shares each of eMake Series A-1 and Series A-2 Preferred, respectively. The aggregate purchase price of $26,500,000 was comprised of $6,936,754 in cash and cancellation of $19,250,000 of the notes payable and the related accrued interest of $313,246.

         On January 31, 2001, SCP and Safeguard elected to exercise their right to acquire 132,500 shares each of USDATA Series B Preferred in exchange for 5,300,000 shares in eMake Series A-1 Preferred and 5,300,000 shares of eMake Series A-2 Preferred, respectively. As a result, no series of eMake preferred stock remains outstanding.

SERIES B CONVERTIBLE PREFERRED STOCK

         The Series B Preferred has a par value of $0.01 per share and a liquidation preference of $100 per share, plus cumulative dividends. Dividends on the Series B Preferred are cumulative and payable in additional shares of Series B Preferred at a rate of $8.00 per share per annum. The holders of the Series B Preferred rank senior to the holders of the Series A Preferred with respect to dividend rights, rights on liquidation, dissolution and winding up and preference to any dividends on the common stock. The preferred stock is convertible at any time into our shares of common stock at a conversion rate of $30.45 per share of common stock. At December 31, 2002 and 2001, the aggregate liquidation preference was $33.2 million and $29.3 million, respectively, including cumulative dividends of $4.3 million in 2002 and


                                      F18

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

$2.1 million in 2001 and cumulative preferred stock dividends of subsidiary of $642 thousand in 2000. Dividends of $2.154 million and $2.120 million have been recorded for the years ended December 31, 2002 and 2001.

         Pursuant to the acquisition described in Note 2, we issued 16,800 shares of Series B Preferred to the Sellers and recorded $1,680,000 to Series B Preferred stock.

SERIES C CONVERTIBLE PREFERRED STOCK

         On March 30, 2001, we secured an equity infusion of $1.5 million from SCP through the issuance of 37,500 shares of USDATA Series C-1 Preferred and a warrant to purchase up to 75,000 shares of Series C-2 Preferred. In addition, SCP committed to purchase an additional 37,500 shares of Series C-1 Preferred ("Option Stock") at the purchase price of $40 per share or $1.5 million. We had the right to exercise our right to sell the Option Stock on or before the expiration of nine months after March 30, 2001 ("Closing Date"), but not before May 30, 2001, and we were required to be in compliance with specified monthly targets as defined in the Series C Preferred Stock Agreement. As an additional condition to this equity financing, SCP and Safeguard 2000 agreed not to convert upon exercise of eMake warrants to acquire Series A-1 and A-2 Preferred, respectively, which are convertible into USDATA Series B Preferred.

         On July 20, 2001, we exercised our right to sell 16,250 shares of the Option Stock to SCP. We received $635,596, net of transaction costs, in exchange for issuing 16,250 shares of our Option Stock to SCP.

         USDATA and SCP entered into a First Amendment to the Series C Preferred Stock Purchase Agreement (the "Agreement"). The Agreement amends that certain Series C Preferred Stock Purchase Agreement dated March 30, 2001 (the "Original Agreement") to extend our right to sell the remaining 21,250 shares of our Series C-1 Preferred ("Remaining Option Preferred Stock") at $40 per share or $850,000 to December 31, 2002. In addition, the Agreement provides SCP with warrant coverage for 50% of the Remaining Option Preferred Stock issued if we exercise our right to sell the Remaining Option Preferred Stock (up to 10,625 shares). The Agreement deleted the provision that we had to be in compliance with specified monthly targets in order to exercise our right to sell the Remaining Option Preferred Stock. On March 8, 2002, the Agreement was unanimously approved by the disinterested members of our Board of Directors.

         On September 30, 2002, we exercised our right to sell the remaining 21,250 shares of the Remaining Option Preferred Stock to SCP. We received $809,867 in cash, net of transaction costs, in exchange for the shares. In connection with issuing the remaining 21,250 shares of Remaining Option Preferred Stock to SCP, we issued a warrant to SCP granting them the right to purchase up to an additional 10,625 shares of Series C-2 Preferred at a purchase price of $40 per share. As of December 31, 2002, SCP held two warrants granting them the right to purchase in the aggregate 85,625 shares of our Series C-2 Preferred at a purchase price of $40 per share.

         As of December 31, 2002 and 2001, 75,000 and 53,750 shares of Series C-1 Preferred were issued and outstanding. The total proceeds were $2.9 million, net of transaction costs.

         The Series C-1 Preferred has a par value of $0.01 per share and a liquidation preference of $80 per share, plus cumulative dividends and interest. The preferred stock is convertible into our common stock at a conversion rate of 20 shares of common stock for each share of preferred stock and the cumulative dividends are payable at $4.00 per share per annum in the form of additional shares of Series C-1 Preferred. The Series C-1 Preferred ranks senior to all other classes and series of our capital stock with respect to dividend rights, rights on liquidation, dissolution and winding up. The excess of the liquidation preference over the purchase price of the preferred stock has been reflected as a $3.0 million and $2.150 million dividend on preferred stock for the year ended December 2002 and 2001, respectively, increasing the loss applicable to common stockholders and decreasing additional paid-in capital. At December 31, 2002 and 2001, the aggregate liquidation preference was $13.2 million and $10.4 million, including cumulative dividends of $378 thousand for 2002 and $142 thousand for 2001, dividends related to the beneficial conversion feature of the liquidation preference of $3.0 million and dividend on the Series C-2 Preferred warrant of $6.9 million (see below). Dividends of $236 thousand and $142 thousand have been recorded for the years ended December 31, 2002 and 2001. Dividends related to the beneficial conversion feature of the liquidation preference of $850 thousand and $2.150 million have been recorded for the years ended December 31, 2002 and 2001.

WARRANT TO PURCHASE SERIES C-2 PREFERRED STOCK

         The Series C-2 Preferred warrants issued to SCP by USDATA grants SCP the right to purchase up to 85,625 shares of USDATA Series C-2 Preferred at a purchase price of $40 per share. The Series C-2 Preferred has a par value of $0.01 per share and a liquidation preference of $120 per share, and is convertible into our common stock at a conversion rate of 20 shares of common stock for each share of preferred stock. The right to purchase the shares of Series C-2 Preferred

                                      F19

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

under the warrant are exercisable on any business day on or before March 30, 2011. On exercise, the warrant provides the holder a liquidation preference of three times the exercise price per share. The excess of the liquidation preference of the Series C-2 Preferred to be acquired on warrant exercise over the warrant exercise price of $3.4 million has been reflected as additional return to the Series C-1 preferred stockholder, increasing loss applicable to common stockholders of $850 thousand and $6.0 million for the years ended December 31, 2002 and 2001, respectively, and decreasing additional paid-in capital by $6.9 million.

 WARRANTS TO PURCHASE SERIES A-1 AND A-2 PREFERRED STOCK

         The eMake Series A-1 and eMake Series A-2 Preferred warrants grant to the holder the right to purchase up to an additional 5,300,000 shares of eMake Series A-1 Preferred and up to an additional 5,300,000 shares of eMake Series A-2 Preferred at an exercise price of $0.01 per share. The holder of the eMake Series A-1 and Series A-2 Preferred warrants agreed not to convert upon exercise of eMake warrants to acquire Series A-1 and A-2 Preferred, respectively, which are convertible into USDATA Series B Preferred. These warrants expire on June 30, 2006.

WARRANTS TO PURCHASE COMMON STOCK

         In 1994, we issued warrants to Safeguard and a director of USDATA to purchase our common stock. The warrants entitled Safeguard and the director to purchase 698,238 and 77,582 shares, respectively, of USDATA common stock at an exercise price of $3.02 per share. In December 1999, the director exercised his warrant to purchase 77,582 shares of USDATA common stock and in June 2000 Safeguard exercised its warrant to purchase 698,238 shares of USDATA common stock for $2.1 million in cash.

         The changes in the number of issued and outstanding shares of our preferred and common stock are summarized as follows:

                                                           Preferred Stock                              Common Stock
                                                   --------------------------------------------------------------------------------
                                                                                                          Held In
                                                   Series A      Series B      Series C     Issued       Treasury       Outstanding
                                                   ---------     ---------    ---------    ---------     ---------      -----------
BALANCE AT DECEMBER 31, 1999                              --            --           --    3,125,224       490,463      2,634,761
Series A Preferred Stock                              50,000            --           --           --            --             --
Common shares issued or purchased                         --            --           --      139,648       (27,061)       166,709
                                                   ---------     ---------    ---------    ---------     ---------      ---------
BALANCE AT DECEMBER 31, 2000                          50,000            --           --    3,264,872       463,402      2,801,470
Series B Preferred Stock                                  --       265,000           --           --            --             --
Series C-1 Preferred Stock                                --            --       53,750           --            --             --
Common shares issued or purchased                         --            --           --           --       (25,155)        25,155
                                                   ---------     ---------    ---------    ---------     ---------      ---------
BALANCE AT DECEMBER 31, 2001                          50,000       265,000       53,750    3,264,872       438,247      2,826,625
Series B Preferred Stock                                  --        16,800           --           --            --             --
Series C-1 Preferred Stock                                --            --       21,250           --            --             --
Common shares issued or purchased                         --            --           --      220,752       (41,955)       262,707
                                                   ---------     ---------    ---------    ---------     ---------      ---------
BALANCE AT DECEMBER 31, 2002                          50,000       281,800       75,000    3,485,624       396,292      3,089,332
                                                   =========     =========    =========    =========     =========      =========


         On October 1, 2002, SCP entered into a Stock Purchase Agreement with Safeguard Delaware, Inc., Safeguard Scientifics (Delaware), Inc. and Safeguard 2000, pursuant to which SCP acquired for an aggregate purchase price of $300,000, (1) 1,003,182 shares of USDATA common stock; (2) 50,000 shares of the USDATA Series A Preferred; (3) 132,500 shares of USDATA Series B Preferred; and
(3) warrants to purchase 5,300,000 shares of Series A-1 Preferred of eMake. Upon a sale, transfer or other disposition of such shares and warrants purchased by SCP, or any portion thereof, or sale of all or substantially all of the assets or stock of USDATA, on or before December 31, 2003, Safeguard shall receive an aggregate of 25% of the excess that SCP receives over the $300,000 in the same form and on the same terms and conditions, received by SCP in such transaction. As of December 31, 2002, SCP held warrants exercisable for 10,600,000 shares of eMake Series A-1 and A-2 Preferred, which are convertible into a total of 265,000 shares of USDATA Series B Preferred.

10.      EQUITY COMPENSATION PLAN

         In 1994, we adopted the 1994 Equity Compensation Plan (the 1994 Plan), which provides for stock options to be granted to employees, independent contractors and directors. The 1994 Plan was amended in 2000 to provide for the issuance of up to 600,000 shares of common stock pursuant to the grant of incentive stock options (ISO), non-qualified stock options (NSO), stock appreciation rights (SARs) and restricted stock awards. Options issued under the 1994 Plan generally vest over a four-year period and are exercisable up to eight years from the date of grant at a price per share equal to the fair market value of the underlying stock on the date of grant. The 1994 Plan also authorizes an automatic grant of options to purchase 4,000 shares of common stock to certain eligible directors upon initial election to the board of directors,


                                      F20

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

which vest over four years, and a further grant of options to purchase 1,000 shares of common stock as an annual service grant, which fully vest as of the grant date. Options granted to directors have an eight-year term. At December 31, 2002 and 2001, there were 25,000 and 168,000 shares, respectively, available for future grant under the 1994 Plan. All share and per share amounts have been adjusted to reflect the one for five reverse stock split effective August 21, 2001.

Option activity under our 1994 Plan is summarized as follows:

 (in thousands, except share prices)                      2002                          2001                             2000
---------------------------------------------------------------------------------------------------------------------------------
                                                          Weighted                      Weighted                         Weighted
                                                           Average                       Average                         Average
                                                          Exercise                      Exercise                         Exercise
                                          Shares           Price         Shares           Price         Shares            Price
                                          -------         -------        -------         -------        -------         -------
Outstanding at beginning of period            294         $ 18.76            301         $ 24.45            330         $ 20.10
Options granted                               191            1.64             80            3.09             85           53.95
Options exercised                              --              --             --              --            (19)          20.65
Options forfeited                             (48)          13.95            (87)          29.61            (95)          35.60
                                          -------         -------        -------         -------        -------         -------

Outstanding at end of period                  437         $ 10.77            294         $ 18.76            301         $ 24.45
                                          -------         -------        -------         -------        -------         -------

Options exercisable at year-end               193         $ 18.60            164         $ 20.86            166         $ 20.15
Shares available for future grant              25                            168                            161
                                          =======                        =======                        =======

The following summarizes information about our stock options outstanding at December 31, 2002 (in thousands, except share prices):






                                                 Options Outstanding                           Options Exercisable
                                      ------------------------------------------------    -----------------------------
                                                    Weighted Avg.
                                                     Remaining
                                       Number       Contractual Life     Weighted Avg.        Number      Weighted Avg.
 Range of Exercise Prices         Outstanding         (in years)        Exercise Price     Exercisable   Exercise Price
-----------------------------------------------------------------------------------------------------------------------
$   0.34   --   $  1.90                   172            7.3            $  1.61                    4          $  1.25
$   2.50   --   $  4.69                    75            6.2               3.08                   21             3.02
$  12.50   --   $ 17.50                    42            2.8              15.38                   36            15.49
$  18.44   --   $ 22.50                   121            3.0              19.74                  116            19.74
$  28.13   --   $ 44.38                    17            5.1              30.02                   11            31.00
$  55.00   --   $ 85.00                    10            5.2              66.21                    5            66.11
                                      -------                                                -------
                                          437            5.3            $ 10.77                  193          $ 18.60
                                      =======                                                =======

11.      RETIREMENT PLAN

         We maintain a discretionary defined contribution plan covering substantially all employees. During the years ended December 31, 2002, 2001 and 2000, we made contributions of approximately $48 thousand, $62 thousand and $200 thousand, respectively, to this plan.

12.      NASDAQ COMPLIANCE NOTICES

         On February 14, 2002, we received a letter from The Nasdaq Stock Market notifying us that over the previous 30 consecutive trading days, our common stock had not maintained a minimum market value of publicly held shares ("MVPHS") of $5.0 million as required for continued listing on The Nasdaq National Market under Marketplace Rule 4450(a)(2) (the "Rule"). In accordance with Nasdaq Marketplace Rule 4450(e)(1), we were provided 90 calendar days, or until May 15, 2002, to regain compliance.

                                      F21

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         As of May 8, 2002, we had not regained compliance with the Rule and applied to transfer our securities to The Nasdaq SmallCap Market. On June 11, 2002, our application was approved and our securities were transferred to The Nasdaq SmallCap Market at the opening of business on June 12, 2002.

         On July 23, 2002, we received a notice from The Nasdaq SmallCap Market that for the last 30 consecutive trading days, the price of our common stock had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4). In accordance with Marketplace Rule 4310(c)(8)(D), we had 180 days, or until January 21, 2003, to regain compliance. On September 10, 2002, we received notice from The Nasdaq SmallCap Market that the closing bid price of our common stock has been at $1.00 per share or greater for at least 10 consecutive trading days. Accordingly, we regained compliance with the minimum $1.00 per share requirement. However, on November 12, 2002, we received notice that our common stock again fell below the minimum $1.00 per share requirement for the last 30 consecutive trading days. We have 180 calendar days, or until May 12, 2003, to regain compliance. There can be no assurance that we will be able to regain compliance by May 12, 2003.

13.      RELATED PARTY TRANSACTIONS

         As of December 31, 2002, SCP beneficially owns approximately 68%, or 5,593,718 shares of our common stock by purchasing convertible preferred stock and common stock as described below.

         At various times throughout 2000, a subsidiary of Safeguard and SCP provided $19.250 million in bridge financings to USDATA or eMake in exchange for seven demand notes ranging from $1.5 million to $6.0 million. On September 12, 2000, USDATA and eMake secured $26.5 million in financing from Safeguard and SCP through the issuance of eMake Series A-1 and A-2 Preferred. In connection with this transaction, we received $6,936,754 in cash and Safeguard and SCP cancelled the then outstanding notes payable balance due them of $19.250 million plus accrued interest of $313,246.

         On January 31, 2001, SCP and Safeguard elected to exercise their right to acquire 132,500 shares each of USDATA Series B Preferred in exchange for 5,300,000 shares in eMake Series A-1 Preferred and 5,300,000 shares of eMake Series A-2 Preferred, respectively. As a result, no series of eMake preferred stock remains outstanding.

         On March 30, 2001, we secured an equity infusion of $1.5 million from SCP through the issuance of 37,500 shares of Series C-1 Preferred of USDATA and a warrant to purchase up to 75,000 shares of Series C-2 Preferred. In addition, SCP committed to purchase an additional 37,500 shares of Series C-1 Preferred ("Option Stock") at a purchase price of $40 per share or $1.5 million. On July 20, 2001, we exercised our right to sell 16,250 shares of the Option Stock to SCP and on September 30, 2002, we exercised our right to sell 21,250 shares of the Remaining Option Preferred Stock to SCP. We received $635,596 in cash, net of transaction costs, in exchange for issuing the 16,250 shares and $809,867 in cash, net of transaction costs, in exchange for issuing the 21,250 shares. See
Note 9 for further details.

         On October 1, 2002, SCP acquired Safeguard's interest in USDATA by entering into a Stock Purchase Agreement with Safeguard Delaware, Inc., Safeguard Scientifics (Delaware), Inc. and Safeguard 2000, pursuant to which SCP acquired for an aggregate purchase price of $300,000, (1) 1,003,182 shares of USDATA common stock; (2) 50,000 shares of the USDATA Series A Preferred; (3) 132,500 shares of USDATA Series B Preferred; and (3) warrants to purchase 5,300,000 shares of Series A-1 Preferred of eMake. Upon a sale, transfer or other disposition of such shares and warrants purchased by SCP, or any portion thereof, or sale of all or substantially all of the assets or stock of USDATA, on or before December 31, 2003, Safeguard shall receive an aggregate of 25% of the excess that SCP receives over the $300,000 in the same form and on the same terms and conditions, received by SCP in such transaction.

         In March 2000, USDATA, through its wholly-owned subsidiary, eMake, entered into a master agreement with CompuCom Systems, Inc. ("CompuCom"), a Safeguard partnership company. The master agreement engaged CompuCom to assist USDATA with the planning, development, implementation and support of eMake. This agreement was subsequently terminated in December 2000 due to our restructuring plan. Total payments to CompuCom during 2000 were approximately $1.0 million.

14.      COMMITMENTS AND CONTINGENCIES

LEASES

         We lease office space, equipment and automobiles under non-cancelable capital and operating lease agreements, which expire at various dates through the year 2010. Assets recorded under capital leases were $0.3 million and $0.6 million at December 31, 2002 and 2001, respectively, and the related accumulated amortization was $142 thousand and


                                      F22

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

$231 thousand at December 31, 2002 and 2001, respectively. Amortization of capital lease assets of $15 thousand and $158 thousand was included in depreciation expense for the years ended December 31, 2002 and 2001, respectively.

         Future minimum lease payments at December 31, 2002 under capital and operating leases were as follows (in thousands):


                                                          Capital      Operating
                                                          Leases        Leases
--------------------------------------------------------------------------------
2003                                                        67        $  922
2004                                                        67           922
2005                                                        44           938
2006                                                        --           932
2007                                                        --           875
2008 and thereafter                                         --         2,623
                                                         -----        ------
  Total minimum lease commitments                          178        $7,212
                                                         -----        ------
 Less amounts representing interest                          9
                                                         -----
 Present value of net minimum lease payments               169
 Less current portion                                       62
                                                         -----
                                                          $107
                                                         =====

         Total rent expense was approximately $0.6 million; $0.8 million and $1.1 million during the years ended December 31, 2002, 2001 and 2000, respectively.

OTHER

         USDATA has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes that the ultimate resolution of such contingencies will not have a materially adverse effect on the financial position or results of operations of USDATA.

15.          OTHER ACCRUED LIABILITIES

         Other accrued liabilities were comprised of the following components at December 31, 2002 and 2001:

(in thousands)                                            2002           2001
                                                        ------        ------
Lease costs associated with vacated office space        $  129        $  129
Source code license agreements                             390            --
Taxes other than income                                    213            --
Accrued costs associated with software license
   purchases and billable services                         199            --
Professional services                                      141           110
Other accrued expenses                                     627           478
                                                        ------        ------
                                                        $1,699        $  717
                                                        ======        ======


16.      SEGMENT AND GEOGRAPHIC DATA

         We operate predominantly in one line of business: the development, marketing and supporting of component-based software products for customers requiring enterprise-wide, open systems solutions for the manufacturing and production markets. The following table presents the pertinent data relating to foreign operations:

                                      F23

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                             Year Ended December 31,
--------------------------------------------------------------------------------
(in thousands)                            2002           2001           2000
-------------------------------        -------        -------        -------
Revenues to external customers:
    United States                      $ 2,793        $ 4,479        $ 5,230
    France                               3,000          2,852          3,235
    United Kingdom                       1,034            950          1,450
    Italy                                  621            814            802
    Germany                                517            679            481
    Canada                                 414            948            703
    Others                               1,965          2,850          4,133
                                       -------        -------        -------
                                       $10,344        $13,572        $16,034
                                       =======        =======        =======

         The basis for grouping revenues from external customers is based on the physical location of the customer. Long-lived assets, primarily property and equipment and capitalized computer software development costs, are principally located in the United States.

17.           SUBSEQUENT EVENTS

         USDATA and SCP entered into a Series C Preferred Stock Purchase Agreement dated as of January 14, 2003, pursuant to which SCP acquired on January 15, 2003, for an aggregate purchase price of $1.5 million, (1) 37,500 shares of Series C-1 Preferred; (2) a warrant to purchase 18,750 shares of Series C-2 Preferred at an initial exercise price of $40.00 per shares, subject to adjustment upon the occurrence of certain events; and (3) 619,186 shares of USDATA common stock. We received $1.486 million in cash, net of transaction costs. As of March 31, 2003, SCP beneficially owned approximately 74%, or 7,337,904 shares of our common stock

                                      F24

USDATA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

18.      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(in thousands, except per share data)

                                                       FIRST          SECOND           THIRD          FOURTH
 2002                                                 QUARTER         QUARTER         QUARTER         QUARTER
--------                                              -------         -------         -------         -------
 Revenues                                             $ 2,602         $ 2,709         $ 2,032         $ 3,001
                                                      -------         -------         -------         -------
Income (loss) from continuing operations                 (892)           (463)         (1,066)         (4,787)
Income from discontinued operation                         --              --              --              98
                                                      -------         -------         -------         -------
Net loss                                                 (892)           (463)         (1,066)         (4,689)
Dividends on preferred stock                             (684)           (684)         (2,384)           (739)
                                                      -------         -------         -------         -------
   Net loss applicable to common stockholders         $(1,576)        $(1,147)        $(3,450)        $(5,428)
                                                      =======         =======         =======         =======

Net loss per common share (Basic and Diluted):

   Loss from continuing operations                    $ (0.56)        $ (0.40)        $ (1.20)        $ (1.79)
   Income from discontinued operation                      --              --              --            0.03
                                                      -------         -------         -------         -------
Net loss per common share                             $ (0.56)        $ (0.40)        $ (1.20)        $ (1.76)
                                                      =======         =======         =======         =======
Weighted average shares outstanding:
     Basic and diluted                                  2,836           2,836           2,868           3,089
                                                      =======         =======         =======         =======

 (in thousands, except per share data)


                                                       FIRST          SECOND           THIRD          FOURTH
 2001                                                 QUARTER         QUARTER         QUARTER         QUARTER
--------                                              -------         -------         -------         -------
Revenues                                              $ 3,468         $ 3,843         $ 3,261         $ 3,000
                                                      -------         -------         -------         -------
Income (loss) from continuing operations                 (539)             31          (1,771)            212
Income from discontinued operation                         --              --             132              50
                                                      -------         -------         -------         -------
Net loss                                                 (539)             31          (1,639)            262
Dividends on preferred stock                           (8,130)           (668)         (1,330)           (684)
                                                      -------         -------         -------         -------
   Net loss applicable to common stockholders         $(8,669)        $  (637)        $(2,969)        $  (422)
                                                      =======         =======         =======         =======

Net loss per common share (Basic and Diluted):

   Loss from continuing operations                    $ (3.08)        $ (0.23)        $ (1.10)        $ (0.17)
   Income from discontinued operation                      --              --            0.05            0.03
                                                      -------         -------         -------         -------
Net loss per common share                             $ (3.08)        $ (0.23)        $ (1.05)        $ (0.14)
                                                      =======         =======         =======         =======
Weighted average shares outstanding:
     Basic and diluted                                  2,814           2,815           2,826           2,826
                                                      =======         =======         =======         =======

 (in thousands, except per share data)


                                                       FIRST          SECOND         THIRD           FOURTH
 2000                                                 QUARTER         QUARTER       QUARTER          QUARTER
--------                                              --------       --------       --------         --------
Revenues                                              $  3,545       $  3,761       $  4,275         $  4,453
                                                      --------       --------       --------         --------
Loss from continuing operations                         (2,626)        (5,321)        (3,583)          (3,386)
Loss from discontinued operations                       (4,438)        (7,254)        (5,848)         (10,784)
Loss on disposal of discontinued operation                  --             --             --           (1,193)
                                                      --------       --------       --------         --------
Net loss                                                (7,064)       (12,575)        (9,431)         (15,363)
Dividends on preferred stock                              (108)          (108)          (108)             (77)
                                                      --------       --------       --------         --------
   Net loss applicable to common stockholders         $ (7,172)      $(12,683)      $ (9,539)        $(15,440)
                                                      ========       ========       ========         ========

Net loss per common share (Basic and Diluted):
   Loss from continuing operations                    $  (1.06)      $  (1.97)      $  (1.33)        $  (1.24)
   Loss from discontinued operation                      (1.73)         (2.65)         (2.13)           (4.28)
                                                      --------       --------       --------         --------
Net loss per common share                             $  (2.79)      $  (4.62)      $  (3.46)        $  (5.52)
                                                      ========       ========       ========         ========
Weighted average shares outstanding:
     Basic and diluted                                   2,558          2,739          2,747            2,801
                                                      ========       ========       ========         ========

         Earnings per share calculations are based on the weighted average number of shares outstanding in each period; therefore, the sum of the earnings per share amounts for the quarters does not necessarily equal the year-to-date earnings per share.
                                      F25

USDATA Corporation and Subsidiaries
Schedule II - Valuation and Qualifying Accounts
For the Years Ended December 31, 2002, 2001 and 2000



                                        Balance at
Description                            beginning of     Charged to         Accounts        Balance at end
                                         year            expense          Written Off        of year
                                       ---------        ---------         ---------         ---------
December 31, 2002
Allowance for doubtful accounts        $ 279,000        $  (8,000)        $(189,000)        $  82,000

December 31, 2001
Allowance for doubtful accounts        $ 224,000        $  55,000         $      --         $ 279,000

December 31, 2000
Allowance for doubtful accounts        $ 453,000        $   6,000         $(235,000)        $ 224,000

                                 EXHIBIT INDEX

1 (1) Articles of Association (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F for the year ended December 31, 2000).

     (2) An English translation of the Hebrew original which is the official version of the Memorandum of Association (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the registration statement on Form F-1 (File No. 33-56152) filed on February 25, 1993).


4(a) (1) An English translation of the Hebrew original, which is the official version of the Letter of Intent dated April 27, 2003 among Bank Hapoalim, Tecnomatix Technologies Ltd. and Tecnomatix Ltd. (incorporated by reference to Exhibit 4(b)(1) to the Annual Report on Form 20-F for the year ended December 31, 2002).

     (2) An English translation of the Hebrew original which is the official version of the Debenture between Tecnomatix Technologies Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4(b)(2) to the Annual Report on Form 20-F for the year ended December 31, 2002).


     (3) Asset Purchase Agreement dated July 29, 2003 by and between USDATA Corporation, Tecnomatix Technologies Ltd. and certain other parties specified therein (incorporated by reference to Exhibit A to Schedule 13D of Tecnomatix Technologies Ltd. describing certain holding in the securities of USDATA Corporation, filed with the Securities and Exchange Commission on August 7, 2003).

     (4) Share Purchase Agreement dated July 29, 2003, by and between SCP Private Equity Partners II, L.P. and Tecnomatix Technologies Ltd. (incorporated by reference to Exhibit C to the Schedule 13D of Tecnomatix Technologies Ltd. describing certain holding in the securities of USDATA Corporation, filed with the Securities and Exchange Commission on August 7,
     2003).

     (5) Services Agreement between Tecnomatix Ltd. and Hewlett Packard (Israel) Ltd. dated October 30, 2003, as amended by Amendment No. 1 thereto dated December 29, 2003 and Amendment No. 2 thereto dated February 25, 2004. (Portions of this exhibit have been omitted pursuant to a request for confidential treatment).

4(b) (1) Share Purchase and Buy Back Agreement dated January 1, 2003 between
     Tecnomatix Technologies Ltd. and Harel Beit-On, our chairman of the board of directors (incorporated by reference to Exhibit 4(b)(3) to the Annual Report on Form 20-F for the year ended December 31, 2002).

     (2) First Amendment dated January 26, 2003 to Letter of Agreement dated January 16, 2001 between Tecnomatix Technologies Ltd. and Amir Livne, executive vice president of business development and strategy (incorporated by reference to Exhibit 4(b)(4) to the Annual Report on Form 20-F for the year ended December 31, 2002).

     (3) Second Amendment dated December 1, 2003 to Letter of Agreement dated January 16, 2001 between Tecnomatix Technologies Ltd. and Amir Livne, executive vice president of business development and strategy.

     (4) An English translation of the Hebrew original, which is the official version of the Lease Agreement dated June1, 2003 between Tecnomatix Technologies Ltd. and Intergama Assets (1961) Ltd. and exhibits thereto (incorporated by reference to Exhibit 4(b)(5) to the Annual Report on Form 20-F for the year ended December 31, 2002).

4(c) (1) Tecnomatix Technologies Ltd. 1994 Stock Option Plan (incorporated by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-3540)).


     (2) Tecnomatix Technologies Ltd. 1996 Stock Option Plan (incorporated by reference to Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31, 2000).

     (3) 1996 Directors Stock Option Plan (incorporated by reference to Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31,
     2000).


     (4). Robcad Technologies (1980) Ltd. Stock Option Plan (incorporated by reference to Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31, 2000).


     (5) Performance Based Stock Option Plan (incorporated by reference to
     Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31, 2000).


     (6) Tecnomatix Technologies Ltd. 2000 Employee Share Purchase Plan (incorporated by reference to Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31, 2000).


     (7) Tecnomatix Technologies Ltd. 2003 Global Share Option Plan and United States and Israel Appendixes (incorporated by reference to Exhibit 4(c) to the Annual Report on Form 20-F for the year ended December 31, 2003).

8.   List of subsidiaries.

12.1 Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2 Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

14.1 Consent of Independent Public Accountants of Tecnomatix Technologies Ltd.

14.2 Consent of Independent Public Accountants of Tecnomatix Technologies, Inc.

14.3 Consent of Independent Public Accountants of USDATA Corporation.