Form 20-F/A
period 2003-12-31
TECNOMATIX TECHNOLOGIES LTD
filed 2004-06-22
CIK 895457

UNITED STATES SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                       ----------------------------------


                                   FORM 20-F/A


                                (AMENDMENT NO. 1)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

                               Yes [X]     No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [_]     Item 18 [X]

                                PRELIMINARY NOTE


     We are filing this Amendment No. 1 to the annual report on Form 20-F of Tecnomatix Technologies Ltd. (the "Company") for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004 (the "Original Filing") in order to amend the Original Filing as follows:

     1. By re-filing Item 18 of the Original Filing (audited consolidated financial statements), we are (i) revising note No. 2 to our audited consolidated financial statements to clarify the method we use to record revenue earned under our strategic alliance agreements, in response to a comment that we received from the Staff of the Securities and Exchange Commission, and (ii) adding a report of the independent auditors of Tecnomatix Technologies, Inc. ("TTI") with respect to the audit by such independent auditors of the consolidated balance sheets of TTI as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' deficit and comprehensive income (loss) and cash flows for the years then ended.

     2. We are re-filing Exhibit 4(a)(5) to the Original Filing (the "Exhibit") to correct certain errors in the manner that it was filed. (Instead of being filed as one item, which includes (i) an explanatory note relating to a confidential treatment request submitted by the Company with the Securities and Exchange Commission with respect to certain portions of the Exhibit, and (ii) all exhibits to the agreement constituting the Exhibit, the Exhibit and the foregoing explanatory note and exhibits were inadvertently filed as separate filing items, beginning with "Exhibit 4a-5" and ending with "exhibit-n").

     Except as set forth above, this Amendment No. 1 is not intended to revise, update, amend or restate the information presented in any other Item of the Original Filing or to reflect any events that have occurred after the date of the Original Filing.

       Registered Public Accounting Firm


ITEM 18. FINANCIAL STATEMENTS


Financial Statements of the Company.


Reports of Independent Registered Public Accounting Firm of Tecnomatix Technologies, Inc.


Report of Independent Registered Public Accounting Firm of USDATA Corporation.


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

     (3) Second Amendment dated December 1, 2003 to Letter of Agreement dated January 16, 2001 between Tecnomatix Technologies Ltd. and Amir Livne, Executive Vice President of Business Development and Strategy (incorporated by reference to Exhibit 4(b)(3) to the Annual Report on Form 20-F for the year ended December 31, 2003).

     (4) An English translation of the Hebrew original, which is the official version of the Lease Agreement dated June 1, 2003 between Tecnomatix Technologies Ltd. and Intergama Assets (1961) Ltd. and exhibits thereto (incorporated by reference to Exhibit 4(b)(5) to the Annual Report on Form 20-F for the year ended December 31, 2002).

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

8. List of subsidiaries (incorporated by reference to Exhibit 8 to the Annual Report on Form 20-F for the year ended December 31, 2003).

12.1 Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2 Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

14.1 Consent of Independent Public Accountants of Tecnomatix Technologies Ltd.

14.2 Consent of Independent Registered Public Accounting Firm of Tecnomatix Technologies, Inc.

14.3 Consent of Independent Registered Public Accounting Firm of USDATA Corporation.

                                   SIGNATURES


The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment No. 1 to annual report on its behalf.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Jaron Lotan
-------------------
Jaron Lotan
President and chief executive officer


Date: June 21, 2004

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors referred to above provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ BRIGHTMAN ALMAGOR & CO.
---------------------------
    BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

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

           Revenues from strategic alliance agreements (see Note 12) are recognized in accordance with EITF99-19.

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
                                                       ========    ========    ========


                                     -F 38-

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tecnomatix Technologies Inc.:

We have audited the accompanying consolidated balance sheets of Tecnomatix Technologies Inc. (the Company), an indirect, wholly owned affiliate of Tecnomatix Technologies, Ltd. (TTL), as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' deficit and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in notes 1 and 3 to the consolidated financial statements, the Company conducts a significant amount of business with its affiliates and receives support from TTL to fund its operations.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tecnomatix Technologies Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2(e) to the consolidated financial statements, the Company changed the estimated useful lives of certain capitalized software development costs in 2002 and as discussed in note 2(g), the Company adopted the provisions of SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, as of January 1, 2002.

/s/ KPMG LLP

Detroit, Michigan
January 23, 2004

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Tecnomatix Technologies Inc.:

We have audited the accompanying consolidated balance sheets of Tecnomatix Technologies Inc. (the Company), a wholly owned affiliate of Tecnomatix Technologies, Ltd. (TTL), as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' deficit and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tecnomatix Technologies Inc. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As described in notes 1 and 3 to the consolidated financial statements, the Company conducts a significant amount of business with its affiliates and receives advances from TTL to guarantee future operations of the Company.

As discussed in Note 2(e) to the financial statements, the Company changed the estimated useful lives of certain capitalized software development costs in 2002.

As discussed in Note 2(f) to the financial statements, The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

/s/ KPMG LLP

Detroit, Michigan
January 24, 2003

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USDATA Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, , in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

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

                                 EXHIBITS INDEX

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

     (3) Second Amendment dated December 1, 2003 to Letter of Agreement dated January 16, 2001 between Tecnomatix Technologies Ltd. and Amir Livne, Executive Vice President of Business Development and Strategy (incorporated by reference to Exhibit 4(b)(3) to the Annual Report on Form 20-F for the year ended December 31, 2003).

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

8. List of subsidiaries (incorporated by reference to Exhibit 8 to the Annual Report on Form 20-F for the year ended December 31, 2003).

12.1 Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2 Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

14.1 Consent of Independent Public Accountants of Tecnomatix Technologies Ltd.

14.2 Consent of Independent Registered Public Accounting Firm of Tecnomatix Technologies, Inc.

14.3 Consent of Independent Registered Public Accounting Firm of USDATA Corporation.